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Follow-Up Materials

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REGISTRANT'S NAME Roche Holding

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PROCESSED FEB 19 2004 THOMSON FINANCIAL

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FILE NO. 82- 3315 FISCAL YEAR 12-31-03

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Roche

AR/S
12-31-03

Annual Report 2003


Roche Group
Annual Report and Group Accounts 2003
Roche Holding Ltd, Basel
Annual Accounts 2003

Group figures

Net income in millions of CHF


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
4,401
5,014
4,562
-1,052
3,292
99
00
01
02
03

Net income per share and non-voting equity security in CHF


8
7
6
5
4
3
2
1
0
-1
5.10
5.96
5.38
-1.25
3.87
99
00
01
02
03

EBITDA in millions of CHF


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,647
7,068
7,211
7,532
8,390
99
00
01
02
03

Operating profit in millions of CHF


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,094
4,301
4,438
5,223
6,104
99
00
01
02
03

Research and development in millions of CHF


3,732
3,919
3,771
4,132
4,671
99
00
01
02
03

Additions to property, plant and equipment in millions of CHF


1,985
2,115
1,647
1,746
2,093
99
00
01
02
03

1999–2001 figures on an adjusted basis; 2002 and 2003 figures for continuing businesses, operating profit before exceptional items; figures are not fully comparable due to Givaudan spin-off, Vitamins and Fine Chemicals demerger, Genentech transactions and accounting policy changes.

Group Performance at a Glance

Sales by division in millions of CHF



30,000
25,000
20,000
15,000
10,000
5,000
0
Total 25,496
16,487
5,282
3,727
Total 27,543
17,686
6,252
3,605
Total 25,761
18,861
6,900
Total 26,066
18,872
7,194
Total 28,960
21,551
7,409
99
00
01
02
03
Pharmaceuticals
Diagnostics
Vitamins and Fine Chemicals

Non-voting equity security *(Genussschein)* price performance in CHF



Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Key figures in millions of CHF

	Roche Group 2003	2002	% change CHF	% change Local currency	Continuing businesses[a] 2003	2002	% change CHF	% change Local currency
Sales	31,220	29,453	+6	+13	28,960	26,066	+11	+19
EBITDA[b]	8,609	7,993	+8	+16	8,390	7,532	+11	+20
Operating profit before exceptional items	6,268	5,448	+15	+24	6,104	5,223	+17	+25
Operating profit	5,592	1,335	+319	+350	5,823	4,532	+28	+37
Net income	3,069	(4,026)	–		3,292	(1,052)	–	
Research and development	4,766	4,257	+12	+21	4,671	4,132	+13	+22
Additions to property, plant and equipment	2,265	2,044	+11	+17	2,093	1,746	+20	+28

Personnel

	2003	2002	CHF	Local currency	2003	2002	CHF	Local currency
Number of employees at 31 December	65,357	69,659	–6		65,357	62,398	+5	

Ratios

	2003	2002	2003	2002
EBITDA[b] as % of sales	27.6	27.1	29.0	28.9
Operating profit before exceptional items as % of sales	20.1	18.5	21.1	20.0
Operating profit as % of sales	17.9	4.5	20.1	17.4
Net income as % of sales	9.8	–13.7	11.4	–4.0
Research and development as % of sales	15.3	14.5	16.1	15.9

Data on shares and non-voting equity securities in CHF

	2003	2002	CHF	2003	2002	CHF
Earnings per share and non-voting equity security (diluted)	3.61	(4.80)	–	3.87	(1.25)	–
Dividends per share and non-voting equity security[c]	1.65	1.45	+14	–	–	

a) Continuing businesses includes the core Pharmaceuticals and Diagnostics businesses, together with treasury and other corporate activities. The Vitamins and Fine Chemicals Division is reported as a discontinuing business.

b) EBITDA: Earnings before exceptional items and interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

c) Dividend 2003 as proposed by the Board of Directors.

Table of Contents


Our goal is to improve people's health and quality of life.
Around the world Roche scientists are working to discover
innovative, high-quality solutions for unmet medical needs.

Double-digit sales growth in local currencies

Pharmaceuticals and Diagnostics increase market share and profitability

Group operating profit grows faster than sales

Net income back to healthy level

Hepatitis C drug Pegasys exceeds expectations

Pharma pipeline substantially improved and expanded

Disetronic and Igen acquisitions boost strength of Diagnostics Division

Further improvements to corporate governance

Group's first separate Sustainability Report documents broad commitment to good corporate citizenship

Roche expects to outpace market growth again in 2004

Results before exceptional items



Letter from the Chairman

Dear Shareholders

The Roche Group made significant strategic, operational and financial progress in 2003. Our Pharmaceuticals and Diagnostics divisions recorded growth rates well ahead of their respective markets, and this, together with further increases in profitability and our strong research and development pipelines, confirms that our strategy of focus and innovation is on track. Net income is now back to a healthy level, and we have continued restructuring our finances and reducing Group debt. At the same time, we have further enhanced corporate governance. The Board of Directors will propose a dividend increase of 14% to 1.65 Swiss francs per share and non-voting equity security to the Annual General Meeting of Shareholders. If approved, this will be the Group's seventeenth dividend increase in as many years.

We are pleased to report that we achieved our ambitious goals in 2003. Sales of our Pharmaceuticals and Diagnostics divisions showed a double-digit increase of 19% in local currencies. Operating profit (before exceptional items) grew faster than sales, advancing 25% in local currencies and 17% in Swiss francs to 6.1 billion Swiss francs. Net income of our core businesses reached 3.3 billion Swiss francs, following a net loss last year.

Our core Pharmaceuticals and Diagnostics divisions both grew faster than the market. Sales by the Pharmaceuticals Division increased by 23% in local currencies to 21.6 billion Swiss francs. The integration of Chugai in Japan contributed to this excellent performance, as did the growth of our business with new and established Roche products, which outpaced the global market. Roche further expanded its global leadership in oncology during 2003. We are the only company with three anticancer products that extend patient survival, and we have already filed an application for marketing approval of a fourth, Avastin, with the regulatory authorities in the United States and Europe. The market roll-out of our new hepatitis C drug Pegasys is progressing very well. Despite substantially higher spending on new drug launches – among them the novel HIV/AIDS drug Fuzeon – and on the many highly promising projects in our development pipeline, the Pharmaceuticals Division continued to improve profitability, increasing its operating profit margin (before exceptional items) from 21.9% in the previous year to 23.0%.

Sales by the Diagnostics Division grew twice as fast as the global in-vitro diagnostics market last year, posting a healthy 8% increase in local currencies. Due to the difficult economic conditions, however, the division fell short of its goal of achieving double-digit sales growth. Roche Diagnostics expanded its market share by a further percentage point to 20%, posting sales of 7.4 billion francs. The division's profitability showed another marked increase, with the operating profit margin (before exceptional items) improving 0.5 percentage points to 19.0%. Performance was driven primarily by the rapidly growing Diabetes Care, Molecular Diagnostics and immunochemistry businesses.

> As a result of the excellent performance of our core businesses and the measures we have implemented in finance, the Group is considerably stronger.

Thanks to the success of our operating activities, EBITDA for our core businesses increased by 20% in local currencies and 11% in Swiss francs to an impressive 8.4 billion Swiss francs.

In finance we made good progress in restructuring and reducing Group debt last year, achieving a reduction of 7 billion Swiss francs. We also improved the risk profile of our financial investments and foreign exchange transactions. The share of financial assets held in equities was reduced as planned. Nevertheless, the financial statements for 2003 show a net financial expense of around 670 million Swiss francs, mainly due to continuing high interest expenses.

As a result of the strong cash generation by our core businesses and our financial restructuring, the Group's financial condition has considerably improved. Net liquidity increased by 5.3 to 5.9 billion Swiss francs, and the equity ratio (including minority interests) improved from 40% at the end of 2002 to 49% at the end of 2003.

Following completion of the sale of the Vitamins and Fine Chemicals Division in late September, Roche is now completely focused on expanding its core Pharmaceuticals and Diagnostics businesses and helping to shape the healthcare market of the future.

We are convinced that we are steering the right course for Roche as a leading healthcare company.

Our partnership with Chugai has significantly enhanced Roche's market presence and growth potential in Japan, the world's second-largest pharmaceuticals market. We are very pleased with the progress of the first product-related collaboration between Roche and Chugai, to develop MRA for the treatment of rheumatoid arthritis.

The quality of our pharmaceuticals pipeline has improved steadily over the last three years. At the end of 2003 a total of 61 new molecular entities were in development. We achieved a number of clinical advances in phase II, and three important and highly promising projects – CERA for anemia and MabThera/Rituxan and MRA for rheumatoid arthritis – are about to enter the final phase of clinical development.

By concluding around 30 new alliances, primarily in the area of biotechnology, we have also secured access to promising third-party innovations.

The purchase of Disetronic in 2003 and the proposed acquisition of Igen mark two important steps in the Roche Diagnostics innovation strategy. With Disetronic – the world's second-biggest maker of insulin pumps – Roche has strengthened its position as a pioneering leader in diabetes management. The acquisition of Igen – which we expect to complete by mid February 2004 – secures Roche's rights to key patents, allowing it to tap into new segments of the immunochemistry market, one of the division's main growth areas. And, after entering into an alliance with Affymetrix at the start of 2003, we plan to create an entirely new market for DNA chips in clinical diagnostics. This will allow therapies, particularly for cancer, to be tailored specifically to the genetic profiles of different patient groups.

We are continuing to evolve our standards of corporate governance and transparency in line with national and international regulations and the best practices of the world's top companies. To further improve the presentation of our results in line with International Financial Reporting Standards (IFRS) and further improve comparability with other companies, Roche is replacing the dual reporting system adopted in 1999 (actual and adjusted figures) with a single set of figures in the Consolidated Financial Statements (please turn to page 70 for details).

For the first time the Annual Report (page 47 to 50) provides details of the compensation paid to the Board of Directors and to each member of the Executive Committee. In addition, we have created the new function of Independent Lead Director, whose main tasks are to lead the Board in periodic reviews of the Chairman and CEO's performance and to chair the Board if a member so requests or if the Chairman is unable to do so as a result of extraordinary events. This represents an additional important step in the continuing evolution of corporate governance at Roche.

The Annual General Meeting of Shareholders on 6 April 2004 will be marked by a number of changes to the membership of the Board. Three long-serving members of the Board – Fritz Gerber, Andres F. Leuenberger and Henri B. Meier – will be stepping down this year. All three have made significant contributions to the development and success of Roche. The Board of Directors and the Executive Committee wish to thank them sincerely for their many years of dedicated and distinguished service. The Board of Directors will propose the election of Bruno Gehrig and Lodewijk J. R. de Vink as new members who will further enhance the

Board's independent and critical perspective. Subject to his election by the Annual General Meeting, Bruno Gehrig will be appointed Independent Lead Director.

We firmly believe that long-term business success is possible only through policies and practices that aim to create value while maintaining economic, social and environmental sustainability.

As a good corporate citizen, Roche has long accepted its responsibilities towards the environment and society. Our new Sustainability Report underlines this commitment. From now on, the Roche Sustainability Report will be published each year with the Annual Report. I take this opportunity to draw your attention to the impressive range of activities and initiatives described in our first Sustainability Report. We firmly believe that long-term business success is possible only through policies and practices that aim to create value while maintaining economic, social and environmental sustainability.

We are proud of the fact that our innovative products not only allow many people to enjoy a significantly better quality of life but can often even prolong life.

With its tight focus on healthcare and its extensive network of alliances, Roche is very well positioned to meet the challenges of tomorrow's healthcare market. The achievements of our operating divisions, our continued profitability gains and expanding global market leadership in oncology and in-vitro diagnostics and our strong development pipeline have left Roche even better equipped for sustainable organic growth. The progress we have made has strengthened our conviction that we are steering the right course for Roche as a leading healthcare company.

We are particularly proud of innovative products such as our hepatitis C drug Pegasys, the HIV fusion inhibitor Fuzeon, the pioneering cancer medicine Avastin and AmpliChip CYP450, the world's first pharmacogenomic test, which are helping many people to enjoy a significantly better quality of life and can often even extend life.

I would like to express my sincere thanks here to all Roche employees for their commitment, professionalism and hard work. Without their skill and dedication in the service of patients we would not have been able to achieve these excellent results for 2003.

We will continue to systematically implement our strategy of focus and innovation as an independent company, in order to achieve the long-term success that benefits patients, doctors, our employees and our shareholders.

Franz B. Humer

Board of Directors and Executive Committee

The forthcoming changes to the Board of Directors and the proposed appointment of an Independent Lead Director will further strengthen Roche's corporate governance.

Franz B. Humer, Chairman of the Board of Directors and CEO

Board of Directors

Fritz Gerber's current term on the Board will end at the next Annual General Meeting, which will be held on 6 April 2004. Mr Gerber decided some time ago not to stand for re-election. Andres F. Leuenberger and Henri B. Meier have likewise announced their intention to step down as directors at that time. The Board wishes to thank these long-standing members for their many years of dedicated and distinguished service. During Mr Gerber's chairmanship, from 1978 to 2001, Roche evolved from a traditional, highly diversified company into a focused healthcare group. Mr Gerber's decision to step down as director marks the end of an era spanning 25 years, during which we have achieved key milestones and have significantly increased the value of our company.

The current Board terms of Andreas Oeri and Walter Frey will also end at the 2004 Annual General Meeting. Both gentlemen have agreed to stand for re-election to the Board.

In addition to supporting the re-election of Mr Oeri and Mr Frey, the Board proposes the election of Bruno Gehrig from Switzerland and Lodewijk J.R. de Vink from the Netherlands as new Board members.

Before taking up his current position as Chairman of the Board of Directors


Board of Directors as of
1 January 2004 (from left):
Henri B. Meier
Andreas Oeri
John Bell
Fritz Gerber
André Hoffmann
Franz B. Humer
Peter Brabeck-Letmathe
DeAnne Julius
Horst Teltschik
Rolf Hänggi
Andres F. Leuenberger
Walter Frey

Name, year of birth			Term ends	Election
Board of Directors				
Dr Franz B. Humer (1946)	E	Chairman	2005	1995
Dr Andres F. Leuenberger (1938)	D	Vice-chairman	2005	1983
Rolf Hänggi (1943)	A*, C*, D	Vice-chairman	2006	1996
Dr h.c. Fritz Gerber (1929)	D	Honorary Chairman	2004	1978
Prof. Dr John Bell (1952)	C, D		2005	2001
Peter Brabeck-Letmathe (1944)	A, D		2006	2000
Walter Frey (1943)	B, D		2004	2001
André Hoffmann (1958)	A, C, D		2005	1996
Dr DeAnne Julius (1949)	B*, D		2006	2002
Dr Henri B. Meier (1936)	D		2005	1994
Dr Andreas Oeri (1949)	B, D		2004	1996
Dr Horst Teltschik (1940)	A, D		2006	2002

Secretary to the Board of Directors

Dr Gottlieb A. Keller (1954)

A Finance & Investment Committee
B Audit & Corporate Governance Committee
C Remuneration Committee
D Non-Executive Member
E Executive Member

* Committee chairman

1 January 2004

of Swiss Life Holding, Bruno Gehrig was Vice-Chairman of the Governing Board of the Swiss National Bank, which he joined in 1996. From 1992 to 1996 he was Professor of Business Economics at the University of St Gallen, where he headed the Swiss Institute of Banking and Finance. Prof. Gehrig began his career at Union Bank of Switzerland.

Lodewijk J. R. de Vink is a founding member and consultant of Blackstone Healthcare Partners. Before founding BHP, he was Chairman of Global Health Care Partners, a private equity unit of Credit Suisse First Boston. Mr de Vink has many years of experience in the pharmaceuticals industry. He began his career in 1969 at Schering-Plough, where he became President of Schering International before moving to Warner-Lambert in 1988. In 1991 he became President and Chief Operating Officer, and in 1999 Chairman, President and CEO.

Subject to his election at the Annual General Meeting on 6 April 2004, Bruno Gehrig will be appointed Independent Lead Director.

If the Board's proposals are adopted, Chairman of the Board Franz B. Humer will be the only director also serving in an executive capacity at Roche, and the majority of seats on the Board will be held by independent directors.

Members of the Executive Committee
Daniel Villiger, Member of the Executive Committee and Head of Corporate Services, stepped down from his executive functions on 1 July 2003 in order to pursue personal interests. Mr Villiger joined Roche in 1999 and significantly strengthened and expanded the Human Resources organisation during his tenure. Under his leadership, initiatives such as the Roche Connect employee equity plan were successfully introduced. From 2000 to 2003 Mr Villiger was also responsible for Site Services in Basel and Kaiseraugst.

Markus Altwegg, Head of the Vitamins and Fine Chemicals Division, stepped down from the Executive Committee after the sale of the division was completed. He retired at the end of 2003 after 35 years at Roche. Mr Altwegg was a member of the Executive Committee for nearly 17 years and during this time made significant contributions to the success of the company. He was one of the key people responsible for the divisionalisation of the previously highly centralised operating businesses, was in charge of Pharma Switzerland, and in 1999 became Head of Vitamins and Fine Chemicals. The Board of Directors wishes to thank Markus Altwegg for his distinguished service and outstanding loyalty. He will continue to serve Roche as a member of the Board of Directors of F. Hoffmann-La Roche Ltd, Basel, a Group operating company.

Gottlieb A. Keller was appointed Head of Corporate Human Resources and Member of the Executive Committee on 1 July 2003. Mr Keller, who holds a doctorate in law, joined the Roche Corporate Law Department in 1984. From 1992 to 1995 he was Assistant to the Chairman of the Board. In 1996 he became Head of Human Resources Roche Grenzach and Chairman of the Executive Board of Roche Deutschland Holding GmbH, before being appointed Secretary to the Board of Directors in 1999 and Compliance Officer in 2001. As of 1 January 2004, he heads the Group function Corporate Services, which now comprises Corporate Law, Corporate Safety and Environment and Corporate Human Resources. Gottlieb Keller will retain his post as Secretary to the Board. The Board of Directors has named Andreas Greuter, a lawyer, to succeed Mr Keller as Compliance Officer. Mr Greuter will hold this post while continuing to serve as Head of Corporate Auditing.



Executive Committee
from 1 January 2004
Richard T. Laube
Heino von Prondzynski
William M. Burns
Franz B. Humer
Erich Hunziker
Jonathan K.C. Knowles
Gottlieb A. Keller

Name, year of birth	*Position*
Executive Committee	
Dr Franz B. Humer (1946)	Chief Executive Officer
Dr Erich Hunziker (1953)	Chief Financial Officer & Controlling
William M. Burns (1947)	Pharmaceuticals Division
Heino von Prondzynski (1949)	Diagnostics Division
Richard T. Laube (1956)	Roche Consumer Health
Prof. Dr Jonathan K.C. Knowles (1947)	Research
Dr Gottlieb A. Keller (1954)	Corporate Services

Secretary to the Executive Committee

Pierre Jaccoud (1955)

Statutory Auditors of Roche Holding Ltd

Ernst & Young Ltd (since 1989)
Principal auditors: Jürg Zürcher (since 2000)
and Conrad Löffel (since 2001)

Group Auditors

PricewaterhouseCoopers AG (since 1989)
Principal auditor: Clive A.J. Bellingham (since 2002)

Compliance Officer

Dr Andreas Greuter (1949) (direct phone number: +41 (0)61 688 75 37)

1 January 2004

Group Performance, Group Strategy

Our aim as a leading healthcare company is to create, produce and market innovative solutions of high quality for unmet medical needs. Our products and services help to prevent, diagnose and treat diseases, thus enhancing people's health and quality of life.

Group performance

Together, Roche's core pharmaceuticals and diagnostics businesses posted sales growth of 19% in local currencies in 2003. In Swiss franc terms, sales rose 11% to 29 billion francs. Both divisions grew faster than their respective markets. Pharmaceutical sales were driven mainly by the division's oncology portfolio, notably MabThera/Rituxan, Herceptin and Xeloda, and by the newly launched hepatitis C drug Pegasys and the established products CellCept and NeoRecormon. Sales at Roche Diagnostics were fuelled by strong performances from its Diabetes Care, Molecular Diagnostics and immunochemistry businesses.

The operating profit of the Group's core businesses before exceptional items rose 25% in local currencies to 6.1 billion Swiss francs. The growth rate in Swiss francs was 17%. The operating profit margin on the same basis improved further, rising from 20.0% in 2002 to 21.1%. These results are at the upper end of the profitability guidance issued for 2003.

Combined gross cash flow from our two core businesses was very strong, with EBITDA increasing 20% in local currencies and 11% in Swiss francs from 7.5 billion to 8.4 billion Swiss francs. Our EBITDA margin increased slightly by 0.1 percentage points to 29.0%.

Group strategy

As mankind currently has cures for only a fraction of all known diseases, there is still an enormous need for real advances in diagnostics and therapeutics. However, budget realities have forced governments to assess whether equivalent, or perhaps better, health outcomes can be attained at lower cost. In fact, no matter how well their health systems perform, policymakers and payers in all industrialised countries are continuously having to examine ways to improve efficiency and value for money in healthcare.

Focusing on healthcare. In this challenging and changing environment, Roche believes that healthcare companies and professionals will have to focus on developing and deploying targeted, differentiated medical solutions, which in many cases can reduce overall healthcare costs.

As a leading research-driven healthcare company, Roche is working on ways to preserve and restore health. Our capabilities in diagnostics and pharmaceuticals enable us to innovate across the entire healthcare spectrum, from identifying disease susceptibilities and disease screening in populations at risk to prevention, diagnosis, therapy and treatment monitoring.

We aim to be a leader in every area we serve. Roche is the global market leader in diagnostics and, as a leading supplier of prescription medicines in selected therapeutic areas such as oncology, virology and transplantation, one of the top ten pharmaceutical companies.

New paradigm in medicine


Predisposition
Targeted Screening
Prevention
Diagnosis
Therapy
Monitoring

Not only are our Pharmaceuticals and Diagnostics businesses each successful in their own right, they also work together whenever a joint approach makes sound medical, health economic and business sense.

With diseases increasingly being defined in terms of their molecular pathology, Roche's combination of core competencies is becoming more and more important, particularly in rapidly evolving fields like biotechnology, genetics, genomics and proteomics. For example, we now know that cancer is not a single entity but a broad spectrum of diseases which differ more significantly in their genetics than in the areas of the body which they affect. Molecular diagnostic tests can identify these differences and thus lead the way to clinically differentiated medicines.

In recent years Roche has implemented major strategic initiatives like the Integrated Cancer Care Unit and the new Roche Biomarker Program to leverage discovery synergies between the Pharmaceuticals and Diagnostics divisions.

One of our objectives is to create a portfolio of biomarkers that will enable effective identification of the patients who will respond best to our drugs and that can be used to assess disease progression and improve drug safety. If participants in clinical trials were chosen on the basis of their genetic profile, this would help to reduce attrition rates of candidate compounds during clinical development, as pharmaceutical projects could be evaluated at an early stage.

The interplay between diagnostics and therapeutics not only promotes more targeted use of today's medicines, it also contributes to making new drugs safer and more effective. The US Food and Drug Administration (FDA), for example, has begun approving new drugs with labelling that includes genetic test information, and it has announced plans for new guidelines outlining when drug companies must submit information on how medicines affect people differently depending on their genetic makeup. Roche is working closely with the FDA in this area.

With the help of diagnostic tests, great progress will be made in predicting, and thus minimising, side effects, and dosing will become far more accurate than it is now. Today, for example, an average of 30% of the patients receiving medication derives no immediate or sustained alleviation of disease symptoms, quite apart from the problem of drug-related adverse events. New technologies such as GeneChip enable us to understand what effect gene mutations may have on the body's response to medicines.

Focusing on innovation – the Roche Group network. The force driving progress towards targeted medicine is innovation. Roche is pursuing an innovation strategy in which size alone is not what counts. Roche's approach to innovation relies on state-of-the-art pharmaceuticals and diagnostics research in-house and a global collaborative R&D network.

One key element is the close interplay between Roche and our strategic partners, Genentech (California, USA) and Chugai (Japan), in which we hold majority interests. These companies have a large measure of operational independence within a clearly defined strategic framework (Genentech is listed on the New York Stock Exchange and Chugai on the Tokyo Stock Exchange).

Over 70 scientific and commercial collaborations with external companies and universities complement our own R&D capabilities. Through alliances and other strategic initiatives, biotech has become one of Roche's main strengths.

Both Roche divisions have major research programmes based on ground-breaking discoveries by Iceland's deCODE Genetics. Our alliance with deCODE has already resulted in the identification of a number of genes that contribute to common diseases. In 2003, for example, genetic risk factors for heart attack and osteoporosis were discovered. In addition, scientists at deCODE's pharmacogenomics and clinical trials subsidiary Encode have developed gene expression assays that can predict responsiveness to common treatments for asthma and hypertension with a high degree of accuracy.

All of these projects have a common goal: to enable Roche to continue anticipating trends. We were ahead of industry trends, for example, when we became a pioneering investor in biotechnology through our stake in Genentech, when we acquired PCR and, once again, when we expanded our investment in the Japanese healthcare market two years ago. We are confident that our current portfolio of research projects and alliances will lead to new breakthrough products and services that create value by helping to provide solutions for unmet medical needs. We intend to remain true to our slogan – We Innovate Healthcare.



Edouard had non-Hodgkin's lymphoma (NHL), one of the most common cancers of the lymphatic system. Today, thanks to MabThera/Rituxan, the retired chemist is once again able to tend his showcase garden.







MabThera/Rituxan in combination with chemotherapy is the first therapeutic advance in over 20 years to improve survival in patients with the aggressive form of NHL.

Pharmaceuticals Division in brief

	In millions of CHF	Change in CHF 02/03	Change in local currencies 02/03	As % of sales
Sales	21,551	14%	23%	100%
– Roche worldwide prescription group	19,781	14%	23%	92%
– Non-prescription medicines (OTC)	1,770	12%	17%	8%
EBITDA	6,542	13%	21%	30.4%
Operating profit*	4,965	20%	28%	23.0%
Research and development	3,946	14%	25%	18.3%
Employees	46,625	4%		

* Before exceptional items

Pharmaceuticals

2003 was a very successful year for the Pharmaceuticals Division, with sales growing ahead of the world market and an even faster rise in operating profit. Thanks to the strong performance of the division's oncology portfolio, especially MabThera/Rituxan, Roche extended its number-one position in this important therapeutic area. We expect novel products like Avastin to help us achieve even stronger leadership in oncology in the future.

Our new hepatitis C treatment Pegasys surpassed our expectations in its first full year on the market in terms of sales and market penetration. Another milestone was the launch of our novel HIV/AIDS drug Fuzeon.

Nearly 30 licensing agreements for new technologies and products were concluded in 2003 to complement our strong internal research organisation.



2003 was an outstanding year for the Pharmaceuticals Division. We turned in an impressive performance, with sales of our cancer, transplantation and anemia medicines growing strongly, Pegasys and Copegus surpassing our expectations and the launch of Fuzeon in major markets.

William M. Burns, Head of the Pharmaceuticals Division





Meeting our commitment to growth

The Pharmaceuticals Division delivered very good performance in 2003, meeting its commitment to achieve strong growth in product sales and profit.

Sales increased by 23% in local currencies and 14% in Swiss francs to 21,551 million Swiss francs. Even without the newly integrated Chugai, sales grew faster than the global market. New and established Roche products accounted for over half of sales growth. Operating profit before exceptional items rose even faster than sales, advancing 28% in local currencies and 20% in Swiss francs to 4,965 million Swiss francs. Despite substantially higher expenditures on new drug launches and on the many highly promising projects in our development pipeline, the Pharmaceuticals Division posted another significant increase in profitability, recording an operating profit margin of 23.0% before exceptional items, compared with 21.9% in 2002. EBITDA totalled 6,542 million Swiss francs or 30.4% of sales, compared with 30.7% the previous year.

Prescription medicines

Prescription drug sales (divisional sales excluding OTC) totalled 19,781 million Swiss francs in 2003, an increase of 23% in local currencies and 14% in Swiss francs. Operating profit before exceptional items reached 4,698 million Swiss francs, and the operating profit margin, at 23.8%, was also up again for the year. EBITDA increased to 6,234 million Swiss francs, or 31.5% of sales.

The division's oncology portfolio[1] continued to be a major contributor to growth, with sales rising 30%[2] to 6,078 million Swiss francs, led by our top-selling product, MabThera/Rituxan. The launch of Pegasys and Copegus, our new combination regimen for hepatitis C, met with early success, surpassing expectations regarding sales and market penetration. Fuzeon, our novel HIV/AIDS therapy, has now been launched in 12 markets worldwide. CellCept and NeoRecormon posted accelerated growth, with both products experiencing double-digit gains in their respective indications. Sales of Rocephin remained stable due to the early start of the flu season in the United States; sales of our flu drug Tamiflu increased sharply. In line with our expectations Roaccutane/Accutane experienced sales erosion due to generic competition.

1) Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%), Neutrogin, Picibanil.

2) All growth rates are based on local currencies.

Above-market growth in all regions

Roche's prescription medicines posted above-market sales growth in all key regions. Thanks to strong sales by both Genentech and Roche, sales in North America increased by 20%, significantly outpacing the market. In Europe prescription drug sales accelerated in the double-digit range, thanks primarily to good sales of Pegasys, NeoRecormon and our oncology franchise. The very strong sales increase recorded in the relatively sluggish Japanese market can be ascribed mainly to the consolidation of Chugai since 1 October 2002 and to above-average underlying organic growth. As a result of its alliance with Chugai, Roche ranks fifth in the world's second-largest pharmaceuticals market. In Latin America, where Roche is the number-two pharmaceutical company, sales returned to mid-single digit growth in a still-declining market. In rapidly developing markets from Eastern Europe to China, Roche has been growing very quickly and is strongly positioned as an industry leader.

Pharma strategy

Leadership in key therapeutic areas: focusing for growth. At Roche we focus on key areas of high unmet medical need where we have the core skills and competencies to make a difference. These include oncology, virology, transplantation medicine and anemia. One of our major goals is to be a leader in every area we serve.

Roche believes that the future of the pharmaceutical industry lies in innovation. Novel drugs with proven medical benefits not only are more likely to be approved by regulators and reimbursed by healthcare payers – most important of all, they provide patients and physicians with new and better therapeutic options.

Pharmaceuticals sales 1999–2003 in millions of CHF


21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
16,487
17,686
18,723
18,872
21,551
99[1)]
00[1)]
01[1)]
02
03

1) Gross sales, i.e. sales before deducting cash discounts.

Roche worldwide prescription group

Sales by region


Japan 16%
Others 8%
Latin America 7%
Europe 32%
North America 37%

Innovation management: leveraging R&D productivity. Improving R&D productivity is one of the greatest challenges currently facing the pharmaceutical industry. Despite huge advances in science and technology, R&D productivity seems to have stalled, and the number of approvals for new medicines is falling.

Roche's innovation strategy is built on a network that links our own strong in-house capabilities with those of Genentech and Chugai – our independently operating associated companies – and a broad array of licensing and alliance

Roche worldwide prescription group

Sales by therapeutic area


Central nervous system 6%
Infectious diseases 8%
Metabolic disorders 8%
Cardiovascular diseases 9%
Dermatology 3%
Inflammatory diseases/bone diseases 3%
Transplantation 8%
Virology 10%
Others 5%
Anemia 9%
Oncology 31%

partners around the world. Innovation management has been essential in building our current strong pharmaceutical pipeline.

Our ability to structure agreements tailored to the interests and needs of both parties – whether it be for a single product, a technology or an entire portfolio – resulted in roughly 30 new pharmaceutical alliances in 2003, making us a leader in this area. In 2003 we broadened ten of our ongoing alliances to enhance their value for both parties. These included our Memory and Ipsen alliances, our virology agreements with Medivir, Trimeris and Stressgen, and a number of technology research licences.

Therapeutic areas

Oncology. Cancer is the second most common cause of death in many industrialised countries. Each year, more than 10 million new cases of cancer are diagnosed worldwide, and there are 6 million cancer deaths. In recent years there have been major advances in the drug treatment of cancer, and promising new approaches are in development. The global market for cancer medicines is forecast to reach nearly 60 billion Swiss francs in 2007, up from 40.1 billion Swiss francs in 2001.

In 2003 Roche strengthened its position as the world's number-one oncology company, with more than 6 billion Swiss francs in sales and a 30% growth rate in local currencies. Our cancer medicines remain our largest and fastest growing product portfolio and currently account for 31% of our prescription drug sales. With our three major oncology products, MabThera/Rituxan, Herceptin and Xeloda, a strong pipeline that includes Avastin and Tarceva, plus alliances to develop a number of additional drug candidates, we are making an important contribution to improving survival and quality of life for cancer patients.

MabThera/Rituxan is the world's first therapeutic monoclonal antibody for non-Hodgkin's lymphoma (NHL), one of the most common cancers of the lymphatic system. NHL affects approximately 1.5 million people worldwide and claims an estimated 300,000 lives each year. MabThera/Rituxan is used in both the indolent and aggressive forms of NHL and achieved sales of 2.8 billion Swiss francs in 2003. Both indications contributed to double-digit growth of 34%. In September MabThera/Rituxan was approved in Japan for the treatment of aggressive NHL, and the National Institute for



A year after becoming the world's top-ranked women's doubles player, Corina had to face off against a deadly new opponent. She learned that she had a rare form of leukemia and was forced to put her career on hold. After just 14 months of chemotherapy, however, her cancer was in remission, enabling her to enter the 2003 US Open, where she played to benefit cancer research. For every ace Corina served, Roche donated 1000 dollars to the Friends of Cancer Research in Washington, DC.

Clinical Excellence (NICE) in the United Kingdom issued a positive recommendation for the same indication. Clinical studies have shown that, irrespective of age, patients with aggressive NHL treated with MabThera/Rituxan in combination with standard chemotherapy have an improved chance of survival after three years. Trial data announced in December showed that MabThera/Rituxan in combination with chemotherapy also represents a major clinical breakthrough in the first-line treatment of indolent lymphoma. These data are expected to result in an expanded indication, potentially doubling the number of patients with indolent NHL who could benefit from treatment with MabThera/Rituxan. A regulatory filing for the combination was submitted to the EU authorities in January 2004. Two other trials were halted much earlier than planned after interim analysis revealed that the primary efficacy endpoints had already been reached.

Herceptin is a monoclonal antibody used for the targeted treatment of breast cancer, the most common cancer among women worldwide. The medicine is tailored to a specific patient subgroup with HER2-positive tumours, a genetically differentiated, aggressive tumour type that accounts for approximately 20% of all breast cancers. Herceptin sales rose 27% to 1,177 million Swiss francs, making solid gains in all major markets. The increasingly widespread use of HER2 tests was a major growth driver. Following evidence that the combined use of Herceptin and Taxol in HER2-positive metastatic breast cancer patients prolongs life, a recent study has similarly shown that the combination of Herceptin and Taxotere significantly improves patient survival compared with Taxotere alone. Based on these positive results, Roche has filed a marketing application for the combination of Herceptin and Taxotere in the European Union. We expect approval in

Major product approvals and launches in 2003[1]

Product	Generic name	Indication	Country
Bondronat	ibandronate	prevention of skeletal events in patients with breast cancer and bone metastases	EU
Bonviva/Boniva	*ibandronate*	*treatment and prevention of postmenopausal* osteoporosis	USA, Switzerland
Fuzeon	enfuvirtide	treatment of HIV	EU, USA, Switzerland
Invirase, Fortovase *+ ritonavir*	*saquinavir + ritonavir*	*ritonavir-boosted regimen for HIV/AIDS*	USA
MabThera/Rituxan	rituximab	aggressive non-Hodgkin's lymphoma	Japan
NeoRecormon	epoetin beta	once every two weeks in renal anemia	EU
Pegasys	peginterferon alfa-2a	hepatitis C	Japan
Raptiva[2]	efalizumab	psoriasis	USA
Renagel[3]	*sevelamer HCl*	*hyperphosphatemia*	*Japan*
Valcyte	valganciclovir	prevention of cytomegalovirus infection in solid organ transplantation	EU
		prevention of cytomegalovirus infection in kidney, heart and kidney/pancreas transplantation	USA
Xeloda	capecitabine	breast cancer	Japan
Xenical	orlistat	pediatric exclusivity	USA
Xolair[2]	omalizumab	asthma	USA

1) Includes supplemental indications; updated to end of January 2004.
2) Genentech only.
3) Chugai only.

2004. The ongoing clinical development programme for Herceptin is aimed at also establishing the drug in combination with hormonal treatment and in the adjuvant setting.

Xeloda sales continued their strong upward trend, growing by 29%. In the United States sales of the product advanced by 18%. This tumour-activated oral chemotherapeutic agent is used to treat breast and colorectal cancers. Colorectal cancer is the third most common cancer in men and women. In 2003 Xeloda was approved for the treatment of breast cancer in Japan. Roche is also conducting several pivotal trials with Xeloda in different combinations for the treatment of colorectal and breast cancer in adjuvant and metastatic settings. In addition, the results of a large, ongoing trial of Xeloda monotherapy for adjuvant treatment of patients with colorectal cancer are expected in 2004.

Bondronat is currently indicated for the management of hypercalcemia (abnormally elevated levels of calcium in the blood) in cancer patients. Over 500,000 patients worldwide have been treated with the product to date. Sales totalled 29 million Swiss francs in 2003. In October Bondronat gained EU approval for the prevention of skeletal events (pathological fractures and bone complications requiring radiotherapy or surgery) in patients with breast cancer and bone metastases. The new labelling also reflects the ability of Bondronat to significantly reduce metastatic bone pain. Roche antici-



Jane is totally focused on her swing. She's no longer weighed down by memories of the terrible moment when she learned that her cancer had returned and – even worse – had spread to her bones and other organs. A diagnostic test established that she was a candidate for treatment with Herceptin. Within weeks of starting combination therapy, she showed a significant improvement. Today this active Australian feels fit and healthy, and all her test results are in the normal range.

pates a strong uptake in the new indication, which substantially increases the number of patients who can benefit from the drug.

Oncology – supportive care. Roche is also working on ways to reduce the side effects and complications of cancer therapy. Our supportive care products help to alleviate the suffering of cancer patients and significantly improve their quality of life.

Kytril is a potent anti-emetic used in patients who are receiving chemotherapy or radiation therapy or who have undergone surgery. The product is posting steady sales growth and, thanks to a highly competitive profile, is recapturing market share in its fiercely contested segment. In the United States the product's clinic market share increased from 25% in 2002 to over 30% in 2003. In Japan Kytril further reinforced its leadership position, increasing its market share to 53%, and in its third key market, Germany, sales have doubled since 2002.

Another potential side effect of chemotherapy is neutropenia, an abnormally low level of white blood cells that play an essential role in defending the body against bacterial infections. Neutrogin, for the treatment of this condition, is one of two Chugai products among the Roche Group's 20 top-selling prescription medicines and achieved sales of 318 million Swiss francs in 2003.

Anemia. Anemia occurs when the number of red blood cells falls below normal, thus starving the body of oxygen. It is seen in over 80% of patients with impaired renal function due to chronic kidney disease and in up to 60% of patients with cancer. Potential long-term effects of anemia are cardiovascular disease in renal patients, reduced survival in patients with cancer and even death if it is left

Top-selling products – Roche worldwide prescription group

Product	Generic name	Indication	Sales 2003 in millions of CHF	Change in local currencies
MabThera/Rituxan[1]	rituximab	non-Hodgkin's lymphoma	2,775	34%
NeoRecormon, Epogin[2]	epoetin beta	anemia	2,051	77%
Rocephin	ceftriaxone	bacterial infections	1,375	0%
CellCept	mycophenolate mofetil	transplantation	1,335	27%
Herceptin[1]	trastuzumab	metastatic breast cancer	1,177	27%
Pegasys + Copegus	peginterferon alfa-2a + ribavirin	hepatitis C	942	1010%
Xenical	orlistat	weight loss, weight control	618	-13%
Roaccutane/Accutane	isotretinoin	severe acne	515	-37%
Xeloda	capecitabine	colorectal or breast cancer	515	29%
Nutropin[1], Protropin[1]	somatropin, somatrem	growth hormone deficiency	442	8%
Kytril	granisetron	nausea and vomiting induced by chemotherapy or radiation therapy or following surgery	437	7%
Tamiflu	oseltamivir	treatment and prevention of influenza A and B	431	184%
Dilatrend	carvedilol	chronic heart failure, hypertension, coronary artery disease	392	19%
Pulmozyme[1]	dornase alfa/DNase	cystic fibrosis	328	14%
Neutrogin[2]	lenograstim	neutropenia associated with chemotherapy	318	265%
Cymevene, Valcyte	ganciclovir, valganciclovir	cytomegalovirus infection	281	6%
Activase[1], TNKase[1]	alteplase, tenecteplase	myocardial infarction	278	1%
Viracept	nelfinavir mesylate	HIV infection	276	-12%
Madopar	levodopa + benserazide	Parkinson's disease	241	4%
Lexotan	bromazepam	anxiety and tension states	214	-9%

1) Jointly marketed by Roche and Genentech.
2) Marketed by Chugai.

untreated. The global market for anti-anemia products is currently estimated to be worth 14.6 billion Swiss francs.

Roche's NeoRecormon and Chugai's Epogin are among the leading products for the treatment of renal anemia in Europe and Japan, respectively. Combined sales of NeoRecormon and Epogin showed a strong double-digit increase to 2,051 million Swiss francs. NeoRecormon achieved significant market share gains in Europe, where the regulatory authorities approved a new regimen in April for dialysis patients with stable hemoglobin levels. NeoRecormon alone achieved sales of 1,247 million Swiss francs, an increase of 30%. The use of this medicine in oncology continues to rise sharply. Successful product differentiation and improved market penetration contributed to an impressive 47% rise in sales in this segment. A marketing application for a new, easy-to-use NeoRecormon formulation for once-weekly treatment of anemic patients with lymphoid malignancies was recently submitted to the EU authorities.

Roche's ongoing commitment to improving anemia therapy has led to



When Joyce, who's a teacher, was diagnosed with kidney failure, she was very lucky in one respect: she didn't have to wait long for a suitable donor organ. A kidney from her sister spared her from having to spend additional hours every week on a dialysis machine. To prevent her body from rejecting her new kidney, Joyce takes immunosuppressant medication. Because this therapy is life-long, the low-toxicity of CellCept is a major advantage.

the development of CERA (continuous erythropoiesis receptor activator), an innovative compound currently being tested in clinical trials. Global filings for CERA, including a submission in the United States, are planned for 2007.

Transplantation. Transplantation is a life-saving measure for many people with organ failure. Worldwide, more than 60,000 solid organs are transplanted each year, and the number of persons living with a transplanted organ is estimated at roughly 400,000. Advances in transplant surgery have been paralleled by improvements in immunosuppressive therapy to prevent organ rejection. As a result, the majority of organ recipients now die of other causes and have fully functional transplants at the time of their death. Accordingly, clinicians' attention has shifted from prevention of acute rejection to avoidance of long-term toxicities, with the use of relatively toxic agents being reduced in favour of immunosuppressants with minimal toxicity like CellCept.

Roche's immunosuppressive agent CellCept is the top-selling branded product in the United States for preventing organ rejection. With sales totalling 1,335 million Swiss francs and an accelerated growth rate of 27% in 2003, CellCept remains one of our most important products. Data presented in 2003 reaffirmed the product's safety and efficacy by showing that, unlike some other immunosuppressants, treatment with CellCept does not increase the risk of cancer in transplant patients. Sales of Zenapax, which is used in combination with CellCept to prevent acute kidney transplant rejection, showed a slight 4% decrease.

Combined sales of Valcyte and Cymevene grew 6% in 2003. Because of its potency and simple dosing schedule, Valcyte is increasingly the medicine of choice for preventing and treating cytomegalovirus infections (e.g. CMV retinitis). Initially approved for use in HIV-infected patients coinfected with CMV, the product gained important approvals last year in the European Union and the United States for use in solid organ transplant patients with CMV infection.

Virology. The hepatitis C virus (HCV) can cause acute liver inflammation and liver cancer and is the leading reason for liver transplantation. More than 170 million people around the world are infected with HCV, and 3 to 4 million new cases occur each year.

The launch of Pegasys and Copegus means that Roche now offers a new combination treatment with proven efficacy for chronic hepatitis C. Sales in 2003 reached 942 million Swiss francs. In the month of December Pegasys accounted for over 50% of total US interferon prescriptions for hepatitis C and an even higher 51% of new prescriptions for the disease. Sales of the combination therapy have been driven by its high efficacy, simple and convenient dosing and good tolerability profile. Pegasys and Copegus are now available for the treatment of hepatitis C in more than 80 countries. In October Pegasys monotherapy was approved in Japan, completing the regulatory approval process in all major markets worldwide. Labelling changes approved last summer in the European Union have resulted in additional competitive advantages. Under the new labelling a liver biopsy is no longer required before the start of treatment, and the duration and dose of Copegus therapy are now based on the infecting viral genotype.

HIV has become a worldwide pandemic. At the end of 2002 an estimated 42 million people were living with HIV/AIDS, including 3.2 million children below the age of 15. While access to basic medical care remains the most pressing issue in many parts of the world, the growing prevalence of drug-resistant strains of HIV poses a constant challenge to the pharmaceutical industry to develop new therapeutic options. Roche is at the forefront of efforts to combat HIV infection and AIDS and has been committed to discovering and developing innovative new drugs and diagnostic tests to aid in this battle since 1986.

Last year Fuzeon, the world's first fusion inhibitor, was approved in the United States and Europe in March and May, respectively. Fuzeon belongs to the first new class of anti-HIV treatments in seven years and is the first and only drug that blocks the virus before it enters host cells. Thanks to its novel mechanism of action, it offers new hope for patients who have developed resistance to other antiretroviral therapies. Fuzeon is now available in 12 countries, and further important launches are expected in the near future. Sales in 2003 totalled 49 million Swiss francs. Roche and its partner Trimeris are actively working to accelerate the uptake of Fuzeon in the US market. Major physician and patient education initiatives will continue in 2004 to ensure that prescribers and patients are informed about the significant clinical benefits Fuzeon offers. Manufacturing improvements and increased production output ensure that there are adequate supplies of Fuzeon.





James was devastated when he learned that he was HIV-positive and had just three years to live. That was 20 years ago. In the meantime medical science has achieved stunning breakthroughs in the diagnosis and treatment of HIV/AIDS. But the virus has been changing too, developing resistance to the drugs used to combat it. Fuzeon, the first truly innovative new HIV medicine in seven years, has given James, an art lover who lives in the UK, new hope and more time to devote to the community projects that are so important to him.

Protease inhibitors are another class of anti-HIV medicines pioneered by Roche, and they are still the mainstay of many HIV regimens. Nevertheless, combined sales of our products in this class, Viracept, Invirase and Fortovase, declined in 2003 by 11% to 428 million Swiss francs. Viracept remains under pressure from competitor products and was also affected last year by additional price reductions in important markets. By contrast, sales of Invirase in the European Union rose 7%, helped by approval of a new regimen (1000 mg Invirase + 100 mg ritonavir) and by growing recognition of the drug's efficacy and safety. The 1000/100 regimen was also approved in the United States in December. New dosage strengths of Viracept and Invirase will help reduce the number of tablets patients have to take daily and make these products more competitive.

To support the global fight against AIDS, Roche has decided not to file patents or enforce existing patent rights for HIV/AIDS medicines in the world's least developed countries or sub-Saharan Africa. Moreover, Roche supplies its protease inhibitors in these countries at no-profit prices. (Further information on this topic can be found in our Sustainability Report and at www.roche.com.)

Primary care. In the primary care segment we market products such as Xenical, Dilatrend and Tamiflu, and we have a number of innovative medicines in the pipeline that could significantly strengthen our position in this segment over the next few years.

While Xenical remained the leading weight management medicine in 2003, sales declined by 13% to 618 million Swiss francs in line with market trends. Overweight and obesity have reached epidemic proportions in the United States. Increasingly, young people are also affected: currently, about 15% of

Margaret contracted hepatitis C from a blood transfusion, but the disease went unnoticed for more than 20 years. When a liver transplant seemed unavoidable, her specialist recommended that she take part in a clinical trial with Pegasys. Today there isn't a trace of the virus left in her blood. 'Thanks to Pegasys, I'm healthy again,' says the active Floridian. And that's good news for her 15 grandchildren too.



adolescents in the US are obese, and 30% are overweight. Adolescents who are obese are at greater risk of being obese as adults and of developing serious health problems, including type 2 diabetes and heart disease; they also have an increased risk of mortality. In December 2003, the FDA approved the labelling for use of Xenical in management of obesity in patients aged 12 to 16 years. The reimbursement landscape for weight loss drugs continues to be a challenge; however, positive reimbursement decisions for Xenical in Sweden and Switzerland have encouraged us to continue our efforts in this area. Data published in December from the landmark XENDOS show that Xenical can prevent the onset of type 2 diabetes. This will provide additional evidence in favour of reimbursement.

Dilatrend, a leading beta blocking agent for hypertension, chronic heart failure and coronary artery disease, improved its performance considerably, with sales growing 19% to 392 million Swiss francs. Well established in hypertension and coronary heart disease, Dilatrend benefited in late 2003 from new positive clinical data from the COMET study confirming that the drug confers a significant survival benefit for patients with chronic heart failure. Roche expects sales to decline in 2004, as Dilatrend will be going off patent in several major European markets at the beginning of April.

Sales of Tamiflu rose by a remarkable 184% in 2003 to 431 million Swiss francs, due to a severe influenza outbreak in the 2002/2003 season in Japan, where surveillance reports indicate that up to 14 million people were infected, and an early start to the 2003/2004 flu season in the United States, with at least 8.5 million cases reported so far. Experts are expecting an equally severe outbreak in Japan.

Roche's new bisphosphonate, Bonviva/Boniva (ibandronate), was approved by the US Food and Drug Administration (FDA) in May 2003 for the treatment and prevention of osteoporosis in postmenopausal women and received a positive opinion for use in the same indication from the European Union's Committee for Proprietary Medicinal Products (CPMP) in October. The product is being jointly developed with GlaxoSmithKline. The aim is to make long-term treatment adherence easier for patients with postmenopausal osteoporosis and thus offer practical, effective therapy for this condition. Based on very encouraging phase III trial data, a supplemental filing for a simpler, more convenient dosage regimen will be submitted in 2004.

Other major products. Rocephin sales remained stable as an early respiratory season in the United States compensated for continued generic erosion in Europe, especially in France and Germany. Following expiry of the Italian patent at the end of December 2003, we expect European sales of Rocephin to decline further in 2004. However, demand is expected to remain strong in the United States, where the product will continue to be protected by patent until 2005.

Sales of Roaccutane/Accutane, Roche's medicine for severe acne, fell 37% to 515 million Swiss francs in 2003. The decline was largely due to the market entry of competing generics in the United States and Europe.

Research and development

Creative internal research and development and alliances with external innovators have enabled Roche to significantly enhance its pharmaceutical development pipeline in terms of quantity, quality, and balance.

Our R&D pipeline is currently very strong, with 61 new molecular entities (NMEs), including 5 opt-in opportunities. The quality of the portfolio has steadily improved over the past three years, and the attrition rate for late-stage products has fallen to relatively low levels during this period. In 2003 we terminated 4 projects in phase 0 and 6 in phase I. A total of 4 projects were terminated in phase II, including Levovirin and the fusion inhibitor T-1249. Our projects are balanced across the different stages of development, with 15 projects in phase 0, 22 projects in phase I, 19 projects in phase II, and 5 projects in Phase III. The portfolio extends across multiple therapeutic areas, each of which has been targeted by the Group as a major

> Our continuing drive to create clinically differentiated medicines through a seamless R&D process and our industry leadership in building productive strategic alliances are now bearing fruit. Our substantial portfolio of new and innovative medicines is today one of the best in the industry.
>
> Jonathan K.C. Knowles, Head of Global Research



growth area, and is also balanced in terms of levels of development risk. We currently have 125 research projects spanning seven therapeutic areas and 60 development projects in ten therapeutic areas.

Our key development projects are moving ahead as planned. We achieved important clinical advances in phase II, and three highly promising projects – CERA for anemia and MabThera/Rituxan and MRA for rheumatoid arthritis – are already eligible to enter phase III. We expect to report on five phase II products during 2004.

Oncology. Results from a phase III trial with our late-stage cancer drug Avastin showed a 30% increase in survival duration in patients who received Avastin plus chemotherapy as first-line treatment for metastatic colorectal cancer. Avastin is a monoclonal antibody designed to block a vascular growth factor that is critical to the development of new blood vessels, a process known as angiogenesis. Angiogenesis is essential for the growth of solid tumours and their metastatic spread. Interrupting this process can potentially stop or slow down tumour growth or even starve existing tumour tissue and make it shrink. Avastin represents a promising new approach to the treatment of cancer, with broad potential for use in a number of solid tumours, and could be a useful complement to conventional chemotherapy. Roche and Genentech will jointly develop this product and commercialise it (Genentech in the United States, Chugai in Japan and Roche in all other countries). An application for approval of Avastin was filed in the United States in September and has been designated for priority review by the FDA. An EU filing was submitted in December.

Tarceva is a cancer medicine designed to interfere with a molecular signal that stimulates tumour cell growth in many solid tumours. Two phase III studies in patients with non-small cell lung cancer did not meet the primary endpoint. A monotherapy trial with Tarceva in pretreated lung cancer patients is proceeding as planned, with results expected in the first quarter of 2004. Roche is continuing clinical development of Tarceva, as the drug may be useful in treating a variety of other cancers.

Joint programmes to develop new oncology products with Kosan, Ipsen and Antisoma are progressing on track.

Anemia. Development of our innovative anemia treatment CERA for worldwide use in anemic patients with cancer or renal disease is moving ahead as planned. Results from a phase II clinical study have shown CERA to be highly effective in dialysis patients with chronic renal anaemia. Furthermore, results from a phase I/II study showed CERA to be effective in treating anemia in multiple myeloma cancer patients. Phase III studies in renal patients are scheduled to start early in 2004, and phase III trials in cancer patients are due to start by the end of the year.

Transplantation. Profiling of the novel immunosuppressant ISA247 in post-transplant patients continued in 2003. In addition, Roche in-licensed a drug candidate with potential uses in transplantation and rheumatoid arthritis from Cardion. Currently in preclinical testing, the compound is expected to help Roche consolidate its position in these two key medical areas.

Virology. Pegasys is fulfilling its promise as a potent antiviral therapy. In HCV patients with normal ALT, who are often considered to have mild hepatitis and are not routinely considered for treatment, Pegasys demonstrates excellent results in reducing viral load, offering potentially curative treatment. Results from the first large-scale global trial of hepatitis C patients co-infected with HIV will become available in 2004.

Two trials (phase II and III) with Pegasys in hepatitis B have confirmed that it is superior to the standard medicines currently prescribed for this disease. These findings, along with data from other hepatitis B trials, will form the basis for filing Pegasys as a treatment for hepatitis B in 2004. More than 2 billion people worldwide have been infected by the hepatitis B virus (HBV), and approximately 350 million people have chronic HBV infections. An estimated 1 million people die each year from hepatitis B and its complications.

Roche and Trimeris have decided not to proceed with clinical development of the potential anti-HIV medicine T-1249 because of difficulties in achieving the technical profile required for the current formulation. In January 2004 the two companies underscored their ongoing commitment to improving HIV care by signing a research agreement to develop a new generation of fusion inhibitors. The new agreement focuses on the investigation of improved formulation and delivery technologies for peptide fusion inhibitors.

125 research projects in major therapeutic areas (31 December 2003)



Metabolic disorders 23
Virology 7
Vascular diseases 10
Urogenital diseases 7
Inflammatory diseases 18
Central nervous system 31
Oncology 29

Autoimmune diseases. Autoimmune diseases occur when the immune system attacks the body's own cells rather than foreign microorganisms. More than 80 clinically distinct autoimmune diseases have been identified, each affecting the body in a different way. Rheumatoid arthritis (RA), for example, is characterised by joint inflammation which, despite treatment, can result in progressive joint destruction and ultimately lead to loss of function of the affected joints. The cause of this autoimmune disorder is unknown. Nearly 6 million people suffer from RA worldwide.

Roche, Genentech and IDEC are developing MabThera/Rituxan for the treatment of RA. The efficacy and safety data from our first proof-of-concept trial with the drug in RA are very good. Given alone or in combination with other drugs, MabThera/Rituxan promises substantial and sustained improvements in treatment outcomes and could represent an entirely new approach to the treatment of RA. Another Roche biopharmaceutical being developed for RA is MRA. This is Roche's first co-development project with Chugai. Very positive data from a European phase II study were presented last year at major international

	R411	integrin antagonist	asthma
	R667	nuclear receptor agonist	emphysema
Transplant	R1524[11]	calcineurin inhibitor	acute renal transplant rejection
Urology	R1484	GPCR modulator	stress urinary incontinence
	R873	GPCR agonist	male erectile dysfunction
	R450	GPCR modulator	stress and mixed urinary incontinence
Virology	R1479	polymerase inhibitor	hepatitis C
	Invirase	protease inhibitor (saquinavir)	new 500 mg tablet
	Pegasys	pegylated interferon (peginterferon alfa-2a)	chronic hepatitis B
	Viracept[12]	protease inhibitor (nelfinavir mesylate)	HIV disease, new formulation
Infectious diseases	R1558[13]	antibiotic	bacterial infection
Participation through Genentech[c]			
	Raptiva (formerly Xanelim)	anti-CD11a antibody (efalizumab)	psoriatic arthritis
	Lucentis RHU Fab (formerly AMD Fab)	monoclonal antibody fragment	age-related macular degeneration
Participation through Chugai[c]			
	AHM	monocolonal antibody	multiple myeloma
	CHS13340	recombinant parathyroid hormone	osteoporosis
	CHC12103	polyglutamateTXL	breast cancer
	CAL	monocolonal antibody	bone metastases
	ED-71	vitamin D derivative	osteoporosis
	BO-653	anti-oxidant	coronary heart disease
	GM-611	motilin agonist	gastroparesis
	VAL	liver regerator	post hepatectomy
	Antevas		subarachnoid haemorrhage
	Femara[14]	(letrozole)	breast cancer in postmenopausal women
	Evista[15]	(raloxifene HCL)	osteoporosis in postmenopausal women
Opt-In Opportunities[d]			
Genentech	TF Fab	monoclonal antibody fragments	*acute coronary syndrome*
	MLN-02 antibody (formally LDP-02)	monoclonal antibody	inflammatory bowel disease
	VEGF	vascular endothelial growth factor	wound healing
Basilea	antifungal (BAL8557)	antifungal	fungal infection
	antibiotic (BAL5788)	antibiotic	bacterial infection
Medivir	R1495	non-nucleoside reverse transcriptase inhibitor	HIV disease
Ipsen	R1583 (BIM 51077)		type II diabetes
Antisoma	DMXAA	vascular targetting agent	solid tumours

External partners

1) Gryphon Sciences
2) Genentech
3) GlaxoSmithKline
4) Genentech/IDEC
5) Chugai
6) Memory Pharmaceuticals
7) Antisoma
8) Kosan Biosciences
9) Ipsen
10) Genentech/OSI
11) Isotechnika
12) Auguron/Pfizer
13) Sankyo
14) Novartis
15) Eli Lilly

[a] R1594 is listed under Inflammatory diseases/ bone diseases and under Oncology.
[b] For competitive reasons, some projects may not *have been identified.*
[c] Full consolidation.
[d] Roche retains the right to license the product.

Blue type represents new molecular entities (NMEs).
Current as of 31 December 2003.

There are currently 61 NMEs in the Pharmaceuticals Division's development pipeline. Of these, 15 are in early-stage development (phase 0), 22 have entered phase I clinical testing, 19 are in phase II, and 5 in phase III.

Phase 0: Transition from preclinical to clinical development
Phase I: Initial studies in healthy volunteers and possibly in patients
Phase II: Efficacy, tolerability and dose-finding studies in patients
Phase III: Large-scale studies in patients for statistical confirmation of safety and efficacy

Filed

Enhanced pipeline in terms of quantity, quality and balance

Therapeutic area	Project/Product	Type (generic name)	Indication/ Major line extension	Phase 0	Phase I	Phase II	Phase III
Anemia	R744	next generation anemia treatment	renal anemia and cancer related anemia				
	R1516[1]	anemia treatment	anemia				
Inflammation/Bone	R1594[2) a)]	monoclonal antibody	inflammatory diseases				
	R1541	integrin antagonist	inflammatory bowel disease				
	R1628	kinase inhibitor	rheumatoid arthritis				
	R1503	kinase inhibitor	rheumatoid arthritis				
	R1295	integrin antagonist	rheumatoid arthritis				
	R484[3] Bonviva/Boniva	bisphosphonate (ibandronat)	treatment and prevention of osteopororis, 2.5 mg daily				
			treatment and prevention of osteoporosis, monthly oral and intermitten iv				
	MabThera/Rituxan[4]	monoclonal antibody (rituximab)	rheumatoid arthritis				
	R1569[5] MRA	monoclonal antibody	rheumatoid arthritis				
Metabolism	R1498	nuclear receptor modulator	type II diabetes				
	R1496	GPCR modulator	obesity				
	R1499	enzyme inhibitor	type II diabetes				
	R1440	enzyme modulator	type II diabetes				
	R1438	enzyme inhibitor	type II diabetes				
	R1439	nuclear receptor modulator	type II diabetes				
	R483	insulin sensitizer	type II diabetes				
	Xenical	lipase inhibitor (orlistat)	(development in Japan)[b]				
			label amendments				
Nervous System	R1485	GPCR modulator	Alzheimer's disease				
	R1497	GPCR modulator	depression				
	R1577	enzyme inhibitor	Alzheimer's disease				
	R1500	enzyme inhibitor	Alzheimer's disease				
	R1533[6]	enzyme inhibitor	Alzheimer's disease				
	R1204	GPCR modulator	depression and anxiety				
	R673	GPCR modulator	depression and anxiety				
Oncology	R1630	enzyme inhibitor	solid tumors				
	R1594[2) a)]	monoclonal antibody	oncology (hematological tumors)				
	R1549[7]	monoclonal antibody (pemtumomab)	ovarian cancer				
	R1550[7]	monoclonal antibody	breast cancer				
	R1492[8]	enzyme inhibitor (epothilone D)	solid tumours				
	R1454	enzyme inhibitor	solid tumours				
	R547	enzyme inhibitor	solid tumours				
	R1273[2] Omnitarg	monoclonal antibody (pertuzumab)	solid tumours				
	R1536[9]	enzyme inhibitor (diflomotecan)	solid tumours				
	R1559[9] BN80927	enzyme inhibitor	solid tumours				
	R1415[10] Tarceva	kinase inhibitor (erlotinib)	solid tumours				
	Herceptin[2]	monoclonal antibody (trastuzumab)	joint development activities; adjuvant treatment of breast cancer				
	MabThera/Rituxan[4]	monoclonal antibody (rituximab)	chronic lymphocytic leukemia, indolent NHL (1st line)				
	Xeloda	(capecitabine)	adjuvant and metastatic combination treatment of colon cancer, adjuvant breast cancer				
	Avastin[2] R435	anti-VEGF antibody (bevacizumab)	1st line metastatic colorectal cancer and other solid tumors in combination with chemotherapy				
Respiratory	R448	enzyme inhibitor	chronic obstructive pulmonary disease				



Roche Consumer Health knows how to build strong brands, and for years its brands have been helping to create value for the Roche Group. The business is competitively advantaged and growing faster than the market. We intend to continue developing our brands from this position of strength.

Richard T. Laube, Head of Roche Consumer Health

Leading OTC brands

Product	Uses	Sales 2003 in millions of CHF	Change in local currencies
Aleve, Naproxen	analgesic	264	14%
Supradyn	multivitamin	161	5%
Bepanthen	skin care	158	11%
Rennie	antacid	119	-1%
Redoxon	vitamin C	101	21%

Roche Consumer Health products

Sales by therapeutic area


Skin and hair care 18%
Analgesics 26%
Others 6%
Gastrointestinal products 10%
Vitamins 40%

congresses in the United States and Europe. Phase III testing of MRA has been under way in Japan since the first half of 2003 and is slated to start this year in the United States and the European Union.

Roche and Aspreva Pharmaceuticals have formed a unique alliance to develop CellCept for use in several autoimmune diseases. In addition, the commercial alliance between Roche and Protein Design Labs (PDL) was restructured in 2003 to allow PDL to develop Zenapax for indications other than transplantation.

Primary care. The current phase II pipeline includes potential medicines for stress urinary incontinence, depression and the prophylaxis and chronic treatment of asthma.

For type 2 diabetes – a disease recognised as a global pandemic of enormous magnitude – we have created a comprehensive portfolio, including the insulin sensitiser R483, currently in phase II development.

Non-prescription medicines (OTC)

In 2003 sales of non-prescription medicines, including sales by Chugai in Japan, grew 17% in local currencies (12% in Swiss francs) to 1,770 million Swiss francs.

Roche Consumer Health (RCH) achieved strong organic growth. Excluding Chugai, sales increased by 5% in local currencies to 1,553 million Swiss francs. Substantial sales growth was reported in almost all markets, but especially in the Asia–Pacific region and Eastern Europe. The ten top-selling brands posted robust growth of

10%, demonstrating RCH's excellent brand-building capabilities. Bepanthen, Redoxon and Aleve were the main growth drivers. Chugai's OTC sales were in line with expectations.

Operating profit from the OTC business totalled 267 million Swiss francs before exceptional items, a gain of 12% in local currencies (9% in Swiss francs) over the previous year. The operating profit margin decreased slightly to 15.1% due to the lower profitability of Chugai's OTC business and investments to develop Xenical (orlistat) as an OTC product.

Outlook

Based on its achievements in 2003, the Pharmaceuticals Division has a solid medium-term perspective, with sales again expected to grow faster than the world market in 2004.

We anticipate continued strong growth for our cancer products. The addition of Avastin to our oncology portfolio will be a major milestone in 2004 and will set the stage for continuing leadership in the oncology sector. We anticipate an increase in sales of Pegasys and Fuzeon and expect NeoRecormon, Epogin and CellCept to remain major sales drivers. Rocephin and Roaccutane/Accutane are expected to play a less important role in our overall portfolio.

Thanks to our current and future products, we are ideally positioned for sustained growth in our core areas of competency: oncology, virology and anemia. We expect to maintain our current strength in the specialty care sector.

The Pharmaceuticals Division remains committed to achieving an operating profit margin approaching 26% before exceptional items by the end of 2004. This is equivalent to the previously announced goal of an adjusted margin approaching 25%.



Thanks to treatment with Pegasys, Margaret, who lives in Miami, has completely cleared her hepatitis C infection. Viral load monitoring with reliable, highly sensitive molecular diagnostic tests show that her blood is now virus free.

For many patients with viral diseases, Roche's efforts to align diagnosis, treatment and response monitoring are vitally important. Our PCR-based blood tests enable doctors to determine the stage of a patient's disease and thus help guide decisions on the dose and duration of therapy.

Diagnostics Division in brief

	Millions of CHF	Change in CHF 02/03	Change in local currencies 02/03	As % of sales
Sales	7,409	3%	8%	100%
– Diabetes Care	2,695	9%	15%	36%
– Near Patient Testing	548	–7%	–2%	7%
– Centralized Diagnostics	2,634	2%	6%	36%
– Molecular Diagnostics	1,024	5%	13%	14%
– Applied Science	508	–11%	–6%	7%
EBITDA	2,111	6%	12%	28.5%
Operating profit*	1,405	6%	13%	19.0%
Research and development	724	7%	11%	9.8%
Employees	18,302	7%		

*Before exceptional items

Diagnostics

Two major acquisitions – Disetronics (insulin pumps) and Igen (immunochemistry) –, a strategic alliance with Affymetrix (DNA chips) and continued above-average sales gains combined to make 2003 a successful year for Roche Diagnostics, despite limited global market growth. The division not only maintained its global leadership but in fact increased its pre-eminence over the competition, growing its market share from 19% to 20% and again posting a substantial – double-digit – increase in profitability.



The provision of information on which clinical decisions can be based will play an ever increasing role in the healthcare market of the future. As the global market leader, we aim to be as successful in this area as we are in assays and systems.

Heino von Prondzynski, Head of the Diagnostics Division



Global market lead extended
Sales by the Diagnostics Division in 2003 totalled 7,409 million Swiss francs, a year-on-year increase of 8% in local currencies and 3% in Swiss francs. Roche Diagnostics thus grew twice as fast as the global in-vitro diagnostics market.

Profitability measures also continued to improve. Operating profit before exceptional items was up 13% in local currencies to 1,405 million Swiss francs, with EBITDA rising 12% in local currencies to 2,111 million Swiss francs. The operating profit margin was up 0.5 percentage points to 19.0%, and the EBITDA margin advanced 0.9 percentage points to 28.5%.

The division's most profitable and fastest-growing business areas – Diabetes Care and Molecular Diagnostics – and its immunochemistry products were the main contributors to this very strong performance. Further growth was generated by a large number of attractive new products. With over 20 new product launches in 2003, Roche Diagnostics again demonstrated its capacity for innovation.

Above-average growth worldwide
The division recorded significant sales gains in all regions, despite weak or negative growth in the world's major diagnostics markets.

Sales in North America were up 7%, double the market average. In Europe, a market characterised by healthcare budget restrictions, sales growth was 10%. Sales in Japan rose 3% compared with 2002, despite a decline in the market as a whole. In Asia–Pacific and Iberia/Latin America Roche Diagnostics expanded its market share with double-digit sales growth.

Diagnostics strategy
Helping to shape the diagnostics market of the future. Roche is the only diagnostics company that supplies all market segments, from research scientists right through to consumers. To maintain faster-than-average growth, we are pioneering developments in new areas that promise significant medical benefit.

We aim to consolidate our leadership in the in-vitro diagnostics market by focusing on high-value growth areas – such as diabetes, molecular diagnostics and immunochemistry – and expanding into the health information market.

Innovation management: building on strengths, developing new markets. To promote the development of new markets and maintain our technology lead into the future, we are pursuing a three-pronged strategy: strengthen in-house research and development, pursue acquisitions and alliances with leading technology companies, and promote internal ventures.

Accordingly, we invest more financial and human resources in research and development than our competitors. The resulting innovative power is demonstrated by the fact that we generate over 43% of sales from products launched in the last three years. In 2003 alone, the Diagnostics Division filed over 570 patent applications.

In the growth area of molecular diagnostics we are building on our existing portfolio and expanding into oncology and pharmacogenomics, focusing on diagnostic products to support early diagnosis, disease prevention and targeted treatment.

Acquisitions and alliances complement our strengths and give us access to additional innovative technologies: The acquisition of Disetronic in 2003 has further strengthened our lead in the diabetes segment. By combining blood glucose measurement and insulin pump technology, Roche will be able to offer integrated diabetes management solutions. The acquisition of Igen, which we expect to complete by mid February 2004, gives Roche unrestricted access to the immunochemistry sector. Valued at 7.5 billion Swiss francs, immunochemistry is the biggest segment of the in-vitro diagnostics market. This strategic acquisition will place us in an ideal position to become the market leader in this segment in the medium to long term: in the last three years we have increased sales of our Elecsys immunochemistry product line by over 20% annually.

Diagnostics sales 1999–2003 in millions of CHF



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,282
6,252
6,900
7,194
7,409
99[1)]
00[1)]
01[1)]
02
03

1) Gross sales, i.e. sales before deducting cash discounts.

In signing a licensing agreement with Affymetrix, we took on the challenge of building a market for DNA chips in clinical diagnostics from scratch. AmpliChip CYP450, a test that provides information on how individual metabolic variations affect the action of certain widely used drugs in different patients, is the first product to result from this alliance. The test helps avoid adverse drug effects caused by incorrect dosage and thus represents a pioneering achievement on the road to individualised therapeutics, which is set to replace the present 'one drug fits all' approach. Another key alliance formed, with Epigenomics, aims to identify new cancer markers.

The division's internal venture process is now entering its third year. This initiative gives employees the opportunity to implement new business ideas through in-company start-ups. Currently, ten ventures are operating in Japan, North America and Europe. Two ventures in the strategically important health information sector already have a solid market presence.

Business areas

Diabetes Care. Diabetes Care grew 15% in local currencies, outpacing the market by a substantial margin as it further consolidated its leading position in blood glucose monitoring.

Further improvement in diabetes management will rely on the integration of what until now have been separate technologies for blood glucose measurement and insulin delivery with the aim of creating an artificial pancreas.

Sales by region


Japan 5%
Asia-Pacific 6%
Others 2%
Europe 46%
North America 33%
Iberia/Latin America 8%

Sales by business area


Near Patient Testing 7%
Applied Science 7%
Molecular Diagnostics 14%
Diabetes Care 36%
Centralized Diagnostics 36%

Over 170 million people now suffer from diabetes, and the World Health Organization (WHO) estimates that the figure will rise to 300 million by 2025. Regular, accurate blood glucose monitoring helps to prevent complications such as cardiovascular disease, thus reducing follow-on costs. Roche Diagnostics has played a major role in shaping the trend to glucose self-monitoring – with portable glucose meters that are as accurate as a clinical laboratory.

In 2003 Roche Diabetes Care expanded and optimised its portfolio of blood glucose monitoring systems. New versions of the proven Accu-Chek Advantage and Accu-Chek Active glucose meters posted good sales right from the start, as did a new test strip for Accu-Chek Compact; the new strip gives faster results from less blood.

In addition, the roll-out of Accu-Chek Go, a novel, particularly user-friendly glucose meter, started at the end of 2003.

The acquisition of Disetronic, the world's second-largest supplier of insulin pumps, is thus an important strategic move. As a result of this transaction, which was finalised in May 2003, Roche now offers a comprehensive range of products for people with diabetes, from glucose monitoring and data management to insulin delivery.

The integration of Disetronic's international sites is proceeding according to plan and has already been completed in most countries. Roche is working closely with the FDA to address the agency's concerns about Disetronic's production processes and documentation. We intend to resume pump sales in the US in the second half of 2004; reinspection by the FDA is expected to take place around the middle of the year. The Burgdorf site successfully passed a European TÜV *(Technischer Überwachungsverein)* audit at the end of 2003.



Yi Sheng was already retired when he was diagnosed with diabetes. Today this passionate amateur painter from Shanghai knows that people with diabetes can lead perfectly normal lives. They simply have to learn how to get their disease under control. Thanks to the built-in convenience of the Accu-Check Advantage, monitoring blood glucose levels comes as naturally to Yi Sheng, who's now in his 70s, as the simplest brushstroke.

Near Patient Testing. Near Patient Testing is the leading supplier of products and services for rapid point-of-care diagnosis – in patients' homes, doctors' offices, ambulances and intensive care units. Total sales decreased by 2% in local currencies in 2003 due to streamlining of the product range early in the year (divestment of the OPTI systems and drugs-of-abuse testing businesses). On a comparable basis sales by Near Patient Testing rose 6% in local currencies.

Worldwide sales of coagulation monitoring products grew by over 20%, with demand fuelled mainly by the continuing trend to patient self-monitoring. The medical and economic advantages of self-monitoring have been documented in international clinical trials, resulting in decisions by an increasing number of European health insurers to reimburse the costs. Coagulation monitoring is another segment in which Roche Diagnostics is the clear market leader, with a market share of 95%.

In the Hospital Point of Care segment (rapid diagnostic products for use at accident scenes and in intensive care units) Roche is steadily improving its market share. Key factors behind the high growth in this segment in 2003 were the decision to refocus activities on the core business and strong sales of cardiac assays and OMNI blood gas analysers. As a result of the outbreak of severe acute respiratory syndrome (SARS) at the beginning of 2003, orders for blood gas analysers in China alone were three times the planned production output for all markets worldwide for the year. We not only proved our ability to meet increased demand in a crisis but also made a real contribution to saving lives.

The new multifunctional OMNI S blood gas analyser, launched in May 2003, is already well on its way

Top-selling product lines

Product line	Market segment	Business area	Sales 2003 in millions of CHF	Change in local currencies
Accu-Chek, Glucotrend	Diabetes management	Diabetes Care	2,480	13%
Cobas Integra[1], Roche Hitachi[1]	Clinical chemistry	Centralized Diagnostics	1,069	2%
Elecsys	Immunochemistry	Centralized Diagnostics	734	25%
Amplicor tests, Cobas Amplicor	Molecular clinical diagnostics	Molecular Diagnostics	658	10%
Cobas AmpliScreen	Molecular blood screening	Molecular Diagnostics	214	47%
CoaguChek	Coagulation monitoring	Near Patient Testing	142	20%

1) Excluding HIA (homogeneous immunoassays).

to duplicating the strong sales performance of OMNI C.

Information management is steadily gaining in importance. In future, computer-based systems will significantly accelerate and enhance medical diagnostics. This was demonstrated by a study of DataCare POC conducted in the Netherlands in 2003, which showed that the software helps hospitals achieve substantial time and cost savings.

In the Primary Care segment (compact systems for doctors' offices) the multiparameter systems of the Reflotron product line and Accutrend cholesterol testing products posted above-average growth. The rollout of a new generation of instruments offering standardised urinalysis met with a good market response.

Centralized Diagnostics. Workflow efficiency is crucial in laboratory diagnostics, where cost pressure is a major factor. Large laboratories and hospitals need powerful, integrated, cost-effective laboratory systems. Accordingly, demand for modular high-tech systems such as the Modular Analytics SWA is high. This trend is also reflected in the growth of Centralized Diagnostics, which significantly outperformed the market with sales of 6% in local currencies.

Once again, the Elecsys immunochemistry product line posted double-digit gains. We are constantly expanding the system's test menu and in 2003 added a new hormone marker assay and new therapeutic drug monitoring (drug concentration) tests.

The market response to Elecsys proBNP, a highly innovative, fully automated test for diagnosing chronic heart failure and monitoring patients' response to treatment, continued to be very positive. It is already available in Europe and the United States, and in 2003 an application for marketing approval was filed in Japan. In November the FDA additionally cleared Elecsys proBNP as a test for risk stratification in chronic heart failure and acute coronary syndrome, making it the first assay that simultaneously covers all of the above applications. Chronic heart failure is a common disease in Western countries and has a high mortality rate. Early diagnosis can have a decisive impact on its progression.

In 2003 we transferred our US hematology business back to our partner Sysmex. This allows both companies to focus on their core competencies and increase profitability. All agreements with Sysmex outside the US are unaffected by this move.

We expect to complete the acquisition of US-based Igen, announced in July 2003, by mid February 2004. This strategic move secures our rights to the use of electrochemiluminescence (ECL) technology and also allows us to tap into new markets in one of the division's largest growth areas – immunochemistry, which accounts for 28% of the in-vitro diagnostics market and thus surpasses even diabetes monitoring (21%). Roche Diagnostics intends to systematically expand its market share in this segment. The acquisition of Igen gives Roche new non-exclusive rights that permit us to fully exploit the potential of ECL technology to further develop the Elecsys product line.

Since the acquisition was announced, Roche Centralized Diagnostics has received several large orders, including one from laboratory chain Bioscentia and another from Schottdorf, one of Europe's largest commercial laboratories. In addition, in 2003 we signed a number of major multi-year contracts, including one with the US hospital organisation AmeriNet.

Molecular Diagnostics. With a market share of over 50% Roche Molecular Diagnostics is the unrivalled leader in its business segment. In 2003 this business area demonstrated its capacity to develop innovative in-vitro diagnostics with a substantial 21% increase in local currency sales. As expected, sales of enzymes to industrial customers, which account for a relatively small percentage of revenues, declined.

Sales growth of blood screening tests and tests for sexually transmitted diseases was in the high double-digit range. Along with tests for HIV/AIDS and hepatitis, these products continued to be key sales drivers.

Molecular Diagnostics' success is based on polymerase chain reaction (PCR) technology, whose development was substantially pioneered by Roche. Using PCR, segments of DNA can be amplified into many millions of copies, making it possible to diagnose diseases rapidly and very reliably.

In 2003 Roche Diagnostics successfully met two major challenges. First, in just eight weeks it developed the first PCR-based test to detect the virus that causes SARS, a previously unknown respiratory disease. Development of the test, which is for research use only, was in part made possible by good collaboration with the WHO, the Genome Institute of Singapore and other research organisations. Second, in record time Molecular Diagnostics developed the first highly automated test for detecting West Nile virus in donated blood. The test, which also detects other pathogens belonging to the Japanese encephalitis virus group, was introduced in the United States and Canada for clinical trials in mid-2003. It has already identified over 100 units of contaminated donor blood.

Major approvals and product launches in 2003

Business area	Product
Diabetes Care	Test strip for Accu-Chek Compact blood glucose meter
	Accu-Chek Advantage/Sensor blood glucose meter (new version)
	Accu-Chek Go blood glucose monitoring system
	Accu-Chek Active blood glucose meter (new version)
Near Patient Testing	OMNI S multifunctional blood gas analyser
	Diavant internet-based service
	Urisys 1100 urinalysis system
	DataCare POC 2.2, centralised data and instrument management software
	OMNILink 3.2, blood gas analyser management software
Centralized Diagnostics	Elecsys SHBG hormone assay
	Therapeutic drug monitoring tests (amikacin, lidocain, quinidine)
	Elecsys proBNP assay for heart disease (new indications)
Molecular Diagnostics	AmpliChip CYP450 microarray for drug metabolism (research use)
	Cobas TaqMan 48 real-time PCR analyser
	Amplicor HPV (human papilloma virus) test reagent
	LightCycler Factor II and Factor V tests, for thrombosis risk assessment (clinical use)
	LightCycler SARS assay (research use)
	TaqScreen West Nile virus test (clinical trials)
Applied Science	LightCycler 2.0 DNA amplification system
	MagNA Pure Compact nucleic acid purification system
	LightTyper instrument for SNP analysis
	Prionics Check LIA test for BSE ('mad-cow disease')

June saw the US launch, for research use, of AmpliChip CYP450, the world's first pharmacogenomic microarray. In future the new DNA chip-based test will help physicians select the appropriate medication and dosage. Roche is working to obtain approval in the United States and Europe for a clinical diagnostic version of the test in 2004.

At the end of 2003 in the United States Roche launched a reagent that enables qualitative testing of the 13 clinically most relevant subtypes of human papilloma virus (HPV), the leading cause of cervical cancer. Initially, the reagent is available for use by certain specialist diagnostic laboratories only. Roche plans to launch a clinical diagnostic version in early 2004.

Cobas TaqMan 48 was launched in the United States in June and received EU marketing approval shortly thereafter. The system puts real-time PCR technology within the reach of small and medium-sized laboratories for the first time, giving Roche access to new customer segments. The improved technology offers significant advantages, including faster results, higher sensitivity and a wider measurement range. Moreover, Roche has protected its real-time PCR technology with many patents worldwide. The European launch of the larger Cobas TaqMan, in combination with the Cobas AmpliPrep sample preparation instrument, is scheduled for the second quarter of 2004 and is expected to stimulate further growth.

A decision by the European Patent Office in 2003 to uphold Roche's patent for Taq DNA polymerase, a key component of PCR technology, brought to a close a lengthy dispute about the patentability of this enzyme in Europe. A court action in the United States concerning this patent is still pending.

Applied Science. As a provider of reagents and high-tech systems for scientific and industrial research, Applied Science came under pressure in 2003 due to the sluggish economic climate and a weak biotech market, especially in the United States. Consequently, sales declined 6% in local currencies. However, thanks to its established reputation as a partner for life science research worldwide and following its clear realignment towards genomics and proteomics at the beginning of 2003, Roche Applied Science is well equipped for the future.

Several innovative products launched in 2003 for use in genomics deserve special mention: an updated version of LightCycler that offers greater versatility in research applications; MagNA Pure Compact, a compact benchtop instrument for fast, easy nucleic acid purification; the new LightTyper, for SNP analysis (SNPs, or single nucleotide polymorphisms, are small variations in DNA that may be associated with certain diseases); finally, Prionics Check LIA, a new, fully automated test that enables detection of BSE, or 'mad-cow disease', in slaughtered cattle, received marketing approval in Europe.

Research and development

Over the years the Diagnostics Division has repeatedly demonstrated its innovative strength in areas such as diabetes care or PCR-based diagnostics.

In addition to its long-term development plans for new systems and tests, Roche Diagnostics is also able to respond quickly to emerging medical needs with market-oriented solutions, as it demonstrated in 2003 with the development in record time of new tests for SARS and West Nile virus.

In 2003 Roche Diagnostics invested more than 700 million Swiss francs in research and development.

Diabetes Care. Roche Diabetes Care is focusing on the development of comprehensive solutions, such as integrated spot monitoring systems (glucose meters that combine test strips, automatic checks of strip integrity and lancing system) that can also be linked to insulin delivery systems and sophisticated information systems. In addition, we are continuing our work to develop glucose measurement techniques that do not require a blood sample.

An enhanced version of our Accu-Chek Pocket Compass diabetes management software, which will be compatible with our insulin pumps, is slated for launch in 2004. In addition, a new generation of insulin pumps is scheduled for launch in the second half-year. Other key projects are the planned launches in 2004 of two new lancing systems: one, considered a worldwide first in hygiene and safety, from the Accu-Chek Softclix product line; the other a new model with adjustable penetration depth for greater user comfort.

Near Patient Testing. In an emergency physicians need fast access to test results and information about risk factors – directly actionable health information. This requires innovative IT solutions and instruments with clearly defined parameter menus. Our medium-term goal is to include all important tests on a single platform, in the form of modular desktop or hand-held devices. We also plan to further strengthen our cardiac marker portfolio with a heart-failure test for the Cardiac Reader system and other new developments.

Also scheduled for 2004 are the launch of an improved test strip for the CoaguChek (coagulation monitoring) product line and of a new point-of-care data management application with web functionality.

Centralized Diagnostics. Centralized Diagnostics focuses on complete solutions that help diagnostic laboratories increase productivity and reduce costs. Roche is also working steadily to expand its systems' test menus. Launches of new markers for treatment monitoring in osteoporosis and skin cancer and of a combined HIV antigen and antibody assay are planned in 2004. And in the as yet largely unexplored field of proteomics we are conducting research into innovative markers for conditions such as rheumatoid arthritis and colorectal cancer.

Molecular Diagnostics. Molecular Diagnostics is systematically expanding its PCR product portfolio. Blood screening, now the second-biggest



On her mountain bike or off, Doris has got her life moving in the right direction again. A mother of four, Doris got through her heart valve operation fine. Now it's absolutely vital that she monitor her anti-coagulant therapy. One little drop of blood is all it takes for her CoaguChek S to provide the information she needs – whenever and wherever she needs it. *Self-monitoring helps people stay independent.*

market for PCR applications after virology, continues to gain in importance. Current projects in this area include fully automated systems for screening donor blood and other products for infectious pathogens. In addition, we are developing new markets in women's health, microbiology, genomics, pharmacogenomics, oncology and other areas.

We are pursuing joint projects with Affymetrix, deCODE and Epigenomics to develop clinical diagnostic tests based on PCR and GeneChip technology, discover gene variants and identify new tumour markers, respectively. Following AmpliChip CYP450, we intend to commercialise DNA chip-based tests for a range of diseases, especially in oncology. We expect the first of these microarrays to be available for research use in 12 to 18 months.

In 2004 we plan to launch clinical diagnostic versions of several products that are currently available only for research or for use by certain specialist laboratories. These include AmpliChip CYP450 and the HPV reagent.

Applied Science. For 50 years this business area has successfully served the needs of research laboratories worldwide. Following its expansion and refocusing on genetics and proteomics, Applied Science will continue to meet the high expectations of its customers. The development of scientific services will be a key focus in the coming years, along with continued development of the LightCycler technology platform to expand the range of applications and increase sample throughput. High-ThroughputCycler, a real-time PCR analyser scheduled for launch in 2005, is one such product. In addition, we are developing an innovative system for the rapid production of customisable DNA chips for life-science research.

Key product launches scheduled in 2004

Business area	Product
Diabetes Care	Safe T-Pro Plus lancing systems
	Accu-Chek SoftClix lancing system
	Accu-Chek Pocket Compass 2.0/2.1 diabetes management software
	mini-TRON, insulin pumps (new generation)
Near Patient Testing	CoaguChek PT.s test strip for coagulation testing
	DataCare Web point-of-care data management software
Centralized Diagnostics	Elecsys P1NP bone formation marker, for treatment monitoring in osteoporosis
	Elecsys S100, for treatment monitoring in skin cancer
	STA CephaScreen coagulation test
	HIV Combi, combined HIV antigen and antibody assay
	Urisys 1800, urinalysis system
Molecular Diagnostics	AmpliChip CYP450 microarray for drug metabolism (clinical use)
	LinearArray HCV, test for hepatitis C virus genotyping
	LinearArray HPV, test for human papilloma virus (clinical use)
	Integrated COBAS AmpliPrep + COBAS TaqMan systems for sample preparation and DNA/RNA analysis
	LightCycler L220 instrument, for DNA/RNA analysis (clinical diagnostic version)
	LightCycler HSV I&II, test for herpes simplex virus (clinical use)
Applied Science	Multiple reagents for use in genomics research
	LightTyper SW 2.0 system for SNP analysis
	MagNA Pure LC 2.0 system for nucleic acid purification and isolation

Outlook

Roche Diagnostics' recent strategic moves – Disetronic, Igen and Affymetrix – mean that it is now in a position to develop new products and markets with high growth potential. With the help of DNA microarray and other cutting-edge technologies we aim to advance the paradigm shift to individualised healthcare solutions and play a leading role in developing the market for health information.

Roche Diagnostics is on track to achieve its objectives of above-market growth in fiscal 2004 and an operating profit margin before exceptional items of around 23% in 2006. This is equivalent to the previously announced goal of an adjusted margin of 20%.

Corporate Governance

The Roche Group is committed to all its stakeholders and strives to serve the diverse interests of customers, employees, shareholders and holders of Roche non-voting equity securities in a balanced fashion. This commitment is reflected in our operating businesses' focus on value creation, in a management culture that conforms to modern standards of corporate governance and in our Group's policy of communicating transparently.

Organisational structure of the Board of Directors

Roche's Board of Directors is organised so as to ensure that the Group's businesses are conducted responsibly and with a focus on long-term value creation. Therefore, some years ago the Board of Directors of Roche Holding Ltd delegated certain responsibilities to several committees. These committees are:

- the Presidium of the Board of Directors/Nomination Committee
- the Audit & Corporate Governance Committee
- the Finance & Investment Committee
- the Remuneration Committee

All the committees except the Presidium are chaired by independent directors.

The Bylaws of the Board of Directors, containing details on the internal structure of the Board, the allocation of authority and responsibilities, the mandates of the Board committees and the information and control mechanisms available to the Board in its dealings with corporate management, are published on the Internet[1].

Under Articles 4.2.2 and 6.2/6.3 of the Bylaws of the Board of Directors,

1) www.roche.com → Company → Corporate Governance → Board's Bylaws

Remuneration of members of the Executive Committee

	Fixed salary 2003 in CHF	Fixed salary 2002 in CHF	Bonus 2003 in CHF	Bonus 2002 in CHF	Number of options[2] awarded in 2003	Number of options[2] awarded in 2002
F.B. Humer	6,030,000	6,030,000	1,000,000	1,500,000	109,410	45,428
M. Altwegg	600,000	587,500	500,000	370,000	-	6,057
W.M. Burns	1,200,000	1,150,000	600,000	400,000	27,353	10,600
E. Hunziker	1,470,000	1,470,000	600,000	112,000[3]	27,353	1,515[3]
G.A. Keller	417,498	345,000	120,000	100,000	5,471	1,820
J.K.C. Knowles	929,500	843,499	360,000	320,000	19,147	7,269
R.T. Laube	705,000	660,000	300,000	150,000	12,583	6,966
H. von Prondzynski	1,098,750	865,000	500,000	500,000	21,882	7,269
D. Villiger	600,000	600,000	240,000	150,000	3,283	3,635
Total	13,050,748	12,550,999	4,220,000	3,602,000	226,482	90,559

2) Employee options issued by Roche.

3) Pro rata for the period from 1 October 2001 to 31 December 2001.

a Vice-Chairman of the Board may, at the request of any member, convene a Board meeting without the attendance of the Chairman. In future, such meetings will be convened by the Vice-Chairman who is named Independent Lead Director by the Board of Directors. Once a year the Roche Board meets to assess the Chairman's performance in his absence. This meeting will be chaired in future by the Independent Lead Director.

Remuneration

Remuneration of members of the Board of Directors

The members of the Board of Directors receive annual remuneration of 300,000 Swiss francs for serving on the Board; the remuneration paid to the Chairman of the Board for his service in this capacity is deducted from his agreed salary. Members serving on Board committees receive additional compensation of 10,000 Swiss francs for their time and expenses. Remuneration and compensation paid to non-executive members of the Board of Directors for serving in the aforementioned capacities totalled 3.4 million Swiss francs in 2003.

Remuneration of members of the Executive Committee

In 2003 the members of the Executive Committee received the salaries, bonuses and stock options shown in the table 'Remuneration of members of the Executive Committee', and they each additionally received a bearer share as mentioned later in this section (page 48).

Each option granted in 2003 entitles the holder to purchase one Roche non-voting equity security *(Genussschein)* at a price of 77.80 Swiss francs. Under the terms of this long-standing option plan, the exercise price is the closing price for Roche non-voting equity securities on the trading day before the Roche Annual Media Conference. The options are non-tradable and must be exercised no later than 25 February 2010. One-third of these options are subject to a vesting period of one year, one-third have a vesting period of two years, and one-third a vesting period of three years. Unvested options lapse without compensation if a member voluntarily leaves the company, while vested options must be exercised within a limited period of time. If they were tradable, their fair value at the date of issue in 2003 would have been roughly 16.27 Swiss francs per option based on the Black–Scholes formula and after deducting 11% for the average two-year vesting period.

Each option granted in 2002 entitles the holder to purchase one Roche non-voting equity security at a price of 115.50 Swiss francs. The options are non-tradable and must be exercised no later than 26 February 2009. One-third of these options are subject to a vesting period of one year, one-third have a vesting period of two years, and one-third a vesting period of three years. Unvested options lapse without compensation if a member voluntarily leaves the company, while vested options must be exercised within a limited period of time. If they were tradable, their fair value at the date of issue in 2002 would have been 30.10 Swiss francs per option based on the Black–Scholes formula and an average vesting period of two years.

At 31 December 2003 one-third of the options awarded to each holder were exercisable and had an exercise value of 9.25 Swiss francs per option. As of 31 December 2003 no options had been exercised by any member of the Executive Committee.

At an event attended by members of the Executive Committee and about 240 key managers from throughout the Roche Group, each attendee received one Roche bearer share, which at the time had a market value of 140.50 Swiss francs.

Directors and members of the Executive Committee receive annual expense allowances of 20,000 and 30,000 Swiss francs, respectively; the Chairman of the Board receives an annual expense allowance of 50,000 Swiss francs. In 2003 the members of the Executive Committee together received expense allowances totalling 285,000 Swiss francs.

At the time of his retirement Markus Altwegg was awarded a special bonus of 1 million Swiss francs in recognition of over 30 years of service to the company, including 17 years as a member of the Executive Committee. The bonus will be paid in 2004.

Indirect benefits

The employer contributions that were made in 2003 to social security schemes, pension plans and a Group-wide employee equity-sharing plan (Roche Connect) in respect of members of the Executive Committee are shown in the table 'Indirect benefits'.

Under Roche Connect, a voluntary equity purchase plan, employees have

Indirect benefits

	AHV/IV/ALV[4] Pension funds/MGB[5] (in CHF)	Roche Connect (in CHF)
F.B. Humer	2,640,611	40,629
M. Altwegg	90,681	12,504
W.M. Burns	686,296	25,626
E. Hunziker	541,652	30,693
G.A. Keller	96,885	10,260
J.K.C. Knowles	705,314	4,260
R.T. Laube	199,260	16,626
H. von Prondzynski	669,677	20,946
D. Villiger	191,648	14,376
Total	5,822,024	175,920

4) AHV/IV/ALV: Swiss social security programmes providing retirement, disability and unemployment benefits.

5) MGB: Stiftung der F. Hoffmann-La Roche AG für Mitarbeiter-Gewinnbeteiligung (employee profit-sharing foundation supplementing occupational pension benefits).

the opportunity to buy Roche non-voting equity securities up to an amount equal to 10% of their annual salary at a 20% discount. Non-voting equity securities purchased under this plan are subject to a holding period, which in Switzerland, for example, is four years.

Stock options

At 31 December 2003 the members of the Executive Committee held options awarded in previous years as shown in the table 'Stock options'.

As of 31 December 2003 the non-executive members of the Board of Directors held no unvested options awarded in previous years.

Performance Share Plan

The members of the Executive Committee and other members of top management whose performance has a major impact on Roche's ability to achieve its corporate objectives (some 40 individuals worldwide) are participating in the Performance Share Plan, which was established at the beginning of 2002. If, over the period in which the programme is in effect, an investment in Roche securities (shares and non-voting equity securities) outperforms the average return on investments in securities issued by a peer set of 17 companies operating in the same industry, participating executives will be awarded a fixed number of non-voting equity securities or – at the Board's discretion – their cash equivalent at the end of the effective period of the plan. Performance will be evaluated on the basis of market price and dividend yields. If an investment in Roche securities outperforms 75% of the peer set, the Board of Directors can elect to increase the number of non-voting equity securities awarded by up to two-fold. In the event that an investment in Roche securities underperforms the average return delivered by the peer companies, fewer or no non-voting equity securities will be awarded. Under the provisions of this programme non-voting equity securities have been reserved for members of the Executive Committee as set out in the table below. The programme will be in effect for a period of three years. In 2003 the number of non-voting equity securities reserved for Gottlieb A. Keller was increased by 506 to 3,460 because of his increased responsibili-

Performance Share Plan

	Number of NES targeted under the plan
F.B. Humer	50,886
W.M. Burns	10,127
E. Hunziker	12,405
G.A. Keller	3,460
J.K.C. Knowles	7,173
R.T. Laube	5,570
H. von Prondzynski	7,088
Total	96,709

Stock options

	ROGIS[6] awarded in 2001 (number)	Market value per option at 31 Dec. 2003 (in CHF)	Total value at 31 Dec. 2003 (in CHF)	Original issue price of award (in CHF)
F.B. Humer	401,650	0.99	397,633.50	2.49
M. Altwegg	100,450	0.99	99,445.50	2.49
W.M. Burns	100,450	0.99	99,445.50	2.49
G.A. Keller	14,100	0.99	13,959.00	2.49
J.K.C. Knowles	60,250	0.99	59,647.50	2.49
H. von Prondzynski	60,250	0.99	59,647.50	2.49
D. Villiger	40,200	0.99	39,798.00	2.49
Total	777,350		769,576.50	

6) Tradable options to purchase non-voting equity securities issued by a third party; issued and distributed April 2001; securities identification no. 1229 302; exercise price 150 Swiss francs; exercise ratio 10:1; expiry date 26 April 2006; vesting period ends 23 April 2004; original issue price 2.49 Swiss francs; taxable value for recipient on issue date 1.49 Swiss francs.

ties as a newly appointed member of the Executive Committee. The number of securities reserved for other participants in the plan remains unchanged. The Board of Directors will vote on the actual distribution of securities under the plan after the close of the 2004 financial reporting year.

Other remuneration and emoluments and loans to corporate officers

In 2003 Daniel Villiger stepped down from the Executive Committee at his own request. His remuneration for the year is detailed in the above tables. He ceased to be a member of the Roche Pension Funds on 31 December 2003 and received the portable benefit entitlement provided for under the Funds' rules. With respect to option awards and awards under the Performance Share Plan, the arrangements with Dr Villiger accorded with the provisions of the applicable plans. Hence, the above tables include only those awards which Dr Villiger is or will be entitled to exercise.

Markus Altwegg and Gottlieb A. Keller have taken out mortgage loans of 200,000 and 492,500 Swiss francs, respectively, with the Pension Fund of F. Hoffmann-La Roche Ltd, at an interest rate of 4.2% p.a. The interest rate on these loans is fixed until 31 December 2006.

Fritz Gerber, who served as Roche CEO from 1978 to 1997 and as Chairman of the Roche Board from 1978 to 2001, does not receive benefits from any of the Roche pension funds, but has been in receipt of an annual pension from the company since 1 May 2001. His pension totalled 1,583,320 Swiss francs in 2003.

Pensions totalling 578,592 Swiss francs were paid to eight former Executive Committee members or their widows in 2003 (in addition to the benefits they received from pension plans).

Otherwise, no additional remuneration was paid to current or former members of the Board of Directors or to current or former members of the Executive Committee.

Highest total remuneration

The Chairman of the Board and CEO Franz B. Humer was the member of the Board and the member of the Executive Committee with the highest total remuneration in 2003 (as shown in the tables above).

Shareholdings

Directors André Hoffmann, Andreas Oeri and Fritz Gerber and members of the founder's family who are closely associated with them belong to a shareholder group with pooled voting rights. At the end of 2003 this group held 80,020,000 shares (50.01% of issued shares). Mr Gerber will leave the group when he retires from the Board on 6 April 2004. Detailed information about this group will be found in Note 37 to the Roche Group Consolidated Financial Statements ('Related parties', page 127) and in the Notes to the Financial Statements of Roche Holding Ltd (page 145). In addition, as of 31 December 2003 the non-executive members of the Board of Directors and persons closely associated with them held 88,901 shares; the members of the Executive Committee and persons closely associated with them held 3,346 shares at the same date.

Relationship to Group auditors and statutory auditors

Group auditors and statutory auditors participate in Audit and Corporate Governance Committee meetings. Auditors make written and oral reports on the results of their audits. The Audit and Corporate Governance Committee oversees and assesses the auditors and makes recommendations to the Board.

The Group auditors, Pricewaterhouse-Coopers AG, received the following remuneration for their services:

(in millions of CHF)	2003
Auditing services	13.6
Auditing the Group's safety and environmental protection report	0.2
Audit-related services	12.9
Tax consultancy services	6.2
Other consulting services	6.7
Total	39.6

Ernst & Young Ltd received the following remuneration for their services as statutory auditors of Roche Holding Ltd and other Roche financial companies and as the auditors of Genentech and Chugai:

(in CHF)	2003
Roche audits	202,000
Audit-related services Roche	33,000
Genentech and Chugai audits	1,642,000
Other consulting services provided to Genentech and Chugai	1,140,000
Total	3,017,000

Group auditors and statutory auditors are elected each year by the Annual General Meeting.

Additional information relating to corporate governance

Group structure and shareholders

- Roche's operating businesses are organised into two divisions: Pharmaceuticals and Diagnostics. The Pharmaceuticals Division comprises the four business segments Roche Prescription, Genentech Prescription, Chugai Prescription and Roche Consumer Health. The Diagnostics Division consists of five business areas: Diabetes Care, Near Patient Testing, Centralized Diagnostics, Molecular Diagnostics and Applied Science. Business activities are carried out through Group subsidiaries and associated companies. The most important subsidiaries and associated companies are listed in Note 40 to the Consolidated Financial Statements ('Subsidiaries and associated companies', pages 131 to 134).
- Major shareholders are listed in Note 37 to the Roche Group Consolidated Financial Statements ('Related parties', page 127) and in the Notes to the Financial Statements of Roche Holding Ltd (page 145).
- André Hoffmann, Andreas Oeri and Fritz Gerber serve on the Board of Directors as representatives of the shareholders with pooled voting rights and receive the remuneration mentioned in 'Remuneration of members of the Board of Directors' above. Dr Gerber additionally receives the aforementioned pension. No other relationships exist with the shareholders with pooled voting rights.
- There are no cross-holdings.

Capital structure

- Information on Roche's capital structure is provided in the Notes to the Financial Statements of Roche Holding Ltd (page 145). Additional details are contained in the Articles of Incorporation of Roche Holding Ltd, which can be found on the Internet at www.roche.com.[7]
- Changes in equity are detailed in the Notes to the Financial Statements of Roche Holding Ltd (page 144). For changes that occurred in 2001 and 2002, readers are referred to Roche's 2002 Annual Report.
- The Company has a share capital of 160,000,000 Swiss francs, divided into 160,000,000 fully paid bearer shares with a nominal value of 1 Swiss franc each. There are no limitations on the transfer of these shares and no shares with maximum voting rights. Upon deposit, shares can be voted without any restrictions.
- In addition, 702,562,700 non-voting equity securities have been issued in bearer form. They do not form part of the share capital and therefore confer no voting rights. Each non-voting equity security confers the same rights as one share to participate in available earnings and in any liquidation proceeds following repayment of the share capital. Roche's non-voting equity securities and the provisions securing the claims and rights pertaining thereto are described in §4 of the Articles of Incorporation of Roche Holding Ltd.
- Information on debt instruments which have been issued and on outstanding bonds can be found in Note 31 to the Roche Group Consolidated Financial Statements ('Debt', page 119).

7) www.roche.com → Company → Corporate Governance → Articles of Incorporation

- Additional information on employee stock options will be found in Note 11 to the Roche Group Consolidated Financial Statements ('Employee stock options and other equity compensation benefits', page 104).
- Roche has issued no options apart from those which have been awarded to employees or issued in connection with debt instruments.
- Neither the options awarded to employees nor the debt instruments which have been issued have any effect on Roche's share capital.

Board of Directors and Executive Committee

- Information on each member of the Board of Directors and Executive Committee (including the years in which they were elected and the years in which their terms end) is listed on pages 8 to 11. Curricula vitae and other information about Board and Executive Committee members are available at www.roche.com.[8]
- The internal organisation of the Board of Directors and the division of authority and responsibilities between the Board and management are governed by the Bylaws. This document is published on the Internet at www.roche.com.[9]
- The Board of Directors has established a system of controls which is overseen by the Corporate Governance Committee and consists of the following elements:
  - Reports on financial and operating risks
  - Internal audits
  - Compliance Officer
  - Safety & Environment Officer
  - Corporate Sustainability Committee
  - Science and Ethics Advisory Group (SEAG) for issues relating to genetics and genetic engineering (established in 1999).
- Each year the Board of Directors imposes several black-out periods during which all senior employees are prohibited from trading in company stock. The following black-out periods are in effect for 2004:
  - 1 January to 4 February
  - 1 April to 21 April
  - 1 July to 21 July
  - 1 October to 14 October

  Black-out periods can be changed by the Chairman of the Board of Directors if circumstances warrant.
- The Board of Directors held a total of five meetings in 2003.
- There are no management contracts which fall within the meaning of Sub-section 4.3 of the SWX Directive on Information relating to Corporate Governance.

Participatory rights of shareholders

- The participatory rights of shareholders are defined in Roche's Articles of Incorporation[10]. As Roche shares are issued to bearer, there are no restrictions on admission to Annual General Meetings, with the exception that shares must be deposited within a specified period before the date of a meeting and an admittance card must be issued in the shareholder's name, as provided in §12 of the Articles of Incorporation. Any shareholder can elect to be represented by another shareholder

8) www.roche.com → Company → Corporate Governance
9) www.roche.com → Company → Corporate Governance → Board's Bylaws
10) www.roche.com → Company → Corporate Governance → Articles of Incorporation

at an Annual General Meeting. The Articles of Incorporation contain no restrictions on the exercise of voting rights, and the only quorum requirements are those stipulated in §16.

- Under §10.2 of the Articles of Incorporation, shareholders representing shares with a nominal value of at least 1,000,000 Swiss francs can request the placement of items of business on the agenda of an Annual General Meeting. This must be done no later than 60 days before the date of the meeting.

Change of control and defensive measures

- The Articles of Incorporation contain no provisions on the mandatory bid rule. Swiss law applies.
- There are no change of control clauses. Those components of remuneration based on Roche non-voting equity securities would be terminated in the event of an acquisition, and vesting period restrictions on pre-existing awards would be removed, so that all such options could be immediately exercised.

Information policy

- As provided by §33 of the Articles of Incorporation[10], corporate notices are published in the *Schweizerisches Handelsamtsblatt* and in other daily newspapers designated by the Board of Directors *(Basler Zeitung, Finanz und Wirtschaft, L'Agefi, Le Temps, Neue Zürcher Zeitung).*
- Roche reports its half-year and full-year results in business reports published in print and online formats and at media conferences. In addition, first- and third-quarter sales figures are published each year in April and October.
- All relevant information and documents, including all other media releases and presentations to analyst and investor conferences, are available in English and German on the Internet (www.roche.com). Publications can be ordered by e-mail, fax or telephone (basel.webmaster@roche.com; tel. +41 (0)61 688 83 39; fax +41 (0)61 688 43 43).
- The contact address for Investor Relations is:
  F. Hoffmann-La Roche Ltd, Investor Relations, Corporate Finance, 4070 Basel, Switzerland; tel. +41 (0)61 688 88 80; fax +41 (0)61 691 00 14.
  Additional information, including details on specific contact persons, is available at www.roche.com.[11]

Non-applicability/negative disclosure

It is expressly noted that any information not contained or mentioned herein is non-applicable or its omission is to be construed as a negative disclosure.

Compliance Officer

The Compliance Officer is committed to ensuring that Roche corporate principles are consistently complied with throughout the Roche Group and also serves as a contact person for shareholders, employees, customers, suppliers and the general public on issues relating to the implementation of and compliance with these principles. Consistent with the provisions and intent of the Sarbanes Oxley Act (Section 806), employees and other parties who become aware of violations of Roche corporate principles can and should bring them to the attention of their managers or supervisors or report them to the Compliance Officer (Andreas Greuter, direct phone number: +41 (0)61 688 75 37). Such disclosures will be treated as confidential. Employees who make such disclosures will not be penalised by the company for doing so, but are not immune from prosecution for legal violations.

Gottlieb Keller, who served as the Group's first Compliance Officer, stepped down from that post at the end of 2003 because of his new duties as a member of the Executive Committee. The Board of Directors has named Andreas Greuter to succeed Dr Keller as Compliance Officer. Mr Greuter will report directly to the Chairman of the Board of Directors and will submit regular reports to the Audit and Corporate Governance Committee.

11) www.roche.com → Investors

Finance

During 2003 Roche Finance made significant progress in providing a solid platform for value creation and the entrepreneurial development of the Group and towards achieving conditions for a balanced financial income by the end of 2004. Debt was reduced by 7.1 billion Swiss francs, instruments covering convertible debt obligations were re-financed, and short-term bank debt was replaced by attractive long-term financing. Furthermore, we have reduced the risk exposures of financial investments and foreign exchange transactions. The core businesses Pharma and Diagnostics continue to achieve improved operating results and strong cash generation. As a result, Group net liquidity increased by 5.3 billion Swiss francs to 5.9 billion Swiss francs, and the ratio of equity and minority interests to total assets improved to 49% from 40%.

Financial Review

Highlights in millions of CHF

	Roche Group				Continuing businesses[a]			
			% change				% change	
	2003	2002	CHF	Local currency	2003	2002	CHF	Local currency
Sales	31,220	29,453	+6	+13	28,960	26,066	+11	+19
EBITDA[b]	8,609	7,993	+8	+16	8,390	7,532	+11	+20
Operating profit before exceptional items	6,268	5,448	+15	+24	6,104	5,223	+17	+25
Operating profit	5,592	1,335	+319	+350	5,823	4,532	+28	+37
Net income	3,069	(4,026)	-		3,292	(1,052)	-	

a) Continuing businesses includes the core Pharmaceuticals and Diagnostics businesses, together with treasury and other corporate activities. The Vitamins and Fine Chemicals Division is reported as a discontinuing business.

b) EBITDA: Earnings before exceptional items and before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

Operating

In 2003, the Roche Group's continuing businesses Pharmaceuticals and Diagnostics showed steady progress. Local currency sales in the core businesses were up by 19%, with roughly 12% due to organic growth and the remainder due to the acquisition of Chugai. The 25% growth in local currency operating profit before exceptional items was driven by sales growth, particularly in high margin products and business areas, and by reduced other operating expenses. Operating costs increased due to the Chugai integration, launch expenses, higher research and develop-

The excellent cash generation of Pharmaceuticals and Diagnostics, shown by an EBITDA of 8.4 billion Swiss francs, has actively supported our efforts to have the conditions in place for a balanced financial income by the end of 2004. At the end of 2003 the Roche Group already shows significantly improved key financial figures and has taken additional steps to further improve transparency for our investors.

Erich Hunziker, Chief Financial Officer



ment expenses and higher administration costs. When also taking into account the exceptional items, local operating profit growth was even stronger at 37%, mainly as a result of the income of 225 million Swiss francs from Genentech legal settlements in the second half of 2003 compared to the 2002 charge for the Genentech legal case with the City of Hope Medical Center.

The strength of the Swiss franc relative to other currencies, in particular the US dollar and the Japanese yen, had a negative impact on the results. For example, the US dollar was worth 1.35 CHF on average in 2003 compared to 1.56 CHF in 2002. As a result the 25% increase in the operating profit before exceptional items of the Group's continuing businesses translates into a 17% increase in Swiss franc terms.

The results of the discontinuing Vitamins and Fine Chemicals business, which was sold to DSM effective 30 September 2003, are included in the Group's results for the first nine months of 2003. The Group's operating profit including Vitamins and Fine Chemicals increased by more than 4.2 billion Swiss francs to 5.6 billion Swiss francs, an increase of 319%. Drivers were the positive results from the core businesses, which were only partially offset by the impacts of the divestment of the Vitamins and Fine Chemicals business, notably an impairment charge of 375 million Swiss francs and a loss on the divestment of 20 million Swiss francs. The results in 2002 included 1,770 million Swiss francs of expenses for the vitamin case and 1,650 million Swiss francs for the Vitamins and Fine Chemical business impairment.

Treasury and Financing

Significant progress has been made in 2003 towards achieving conditions for a balanced financial income by the end of 2004. Roche is now showing improved financial strength. Steps taken include further restructuring and reduction of the Group's debt, the refinancing of the instruments covering convertible debt obligations, and the reduction of the financial risk exposures.

The achievements were principally based on a strong cash generation by the operating business and major items like the proceeds from the sale of the Vitamins and Fine Chemicals business to DSM. In addition, debt has been significantly reduced and bank loans were switched into capital market debt. The 'Bullet' and 'LYONs II' debt instruments were repaid with a total cash outflow of 3.1 billion Swiss francs. The conversion of the 'Helveticus' bonds reduced debt by a further 207 million Swiss francs. The first issues of the European Medium Term Note programme raised proceeds of 2.6 billion Swiss francs at attractive conditions, which were used to refinance existing short-term bank debt with long-term capital market financing. Group net liquidity increased to 5.9 billion Swiss francs from 0.6 billion Swiss francs.

The Group has reassessed and refinanced instruments that cover the potential conversion obligations that may arise from its convertible debt instruments. At 31 December 2002 the Group had reclassified its forward purchases of non-voting equity securities from equity to debt. This was done based on developments in international accounting. During 2003 the 'LYONs II' convertible bond was redeemed and this freed-up the non-voting equity securities that were covering the potential conversion obligation. These were partly used in the Disetronic acquisition and partly sold. The proceeds were used to close all of the forward purchases. The potential conversion obligation of the 'LYONs V' and 'Sumo' convertible bonds are now covered by Low Exercise Price Options. These do not have future cash commitments and are classified as equity rather than debt. As a result of these transactions, the Group has a stronger and more transparent balance sheet, and the closing of the forward purchases has reduced interest expenses and long-term debt. As at 31 December 2003 long-term debt has been reduced by 2.4 billion Swiss francs and financial long-term assets have been reduced by 0.7 billion Swiss francs. The net cash outflow was 1.6 billion Swiss francs. Additional details are given in Note 33 to the Consolidated Financial Statements.

The financial risk exposures have been decreased. The proportion of financial assets that are held in equities has been further reduced with no net adverse effect to net income. The equity securities now amount to 1.4 billion Swiss francs or 9% of total cash and marketable securities, compared to 3.7 billion Swiss francs at the end of 2002 (24% of total cash and marketable securities). The market risk of these financial assets, measured using a Value-at-Risk (VaR) model, indicates that with 95% confidence, over the next month a potential loss in asset value will not exceed 117 million Swiss francs. Impairment charges for financial assets were 313 million Swiss francs, of which 277 million Swiss francs arose from shares that experienced large falls in the second half of 2002 and failed to recover sufficiently in the following six months to be above the Group's impairment threshold. Impairments in the second half of 2003 were 36 million Swiss francs.

Foreign exchange risks have also been reduced, as profits were continuously and increasingly locked-in upon favourable movements of the exchange rates, thereby reducing foreign exchange transaction exposures. According to Value-at-Risk analysis with 95% confidence, any potential foreign exchange loss over the next month will not exceed 41 million Swiss francs.

Roche now shows a significantly improved balance sheet and a healthy risk profile.

Operating results (continuing business before exceptional items) in millions of CHF

Sales: Core business sales grew by 19% in local currencies (11% in Swiss francs)

The Roche Group recorded sales of 29.0 billion Swiss francs from its two core businesses in 2003. This represents an increase of 19% in local currencies (11% in Swiss francs) over 2002. Approximately 12% of the increase was due to organic growth, with 7% due to the integration of Chugai. Growth was driven both by the Pharmaceuticals Division, where the rate of sales growth increased significantly, reaching 23% in local currencies (14% in Swiss francs), and by the Diagnostics Division, which posted an 8% increase in local currencies (3% in Swiss francs).

	2003	2002	% change (CHF)	% change (local currencies)
Pharmaceuticals	21,551	18,872	+14	+23
of which				
Total prescription	19,781	17,294	+14	+23
- Roche prescription[a)]	13,243	12,521	+6	+12
- Genentech prescription	3,382	3,188	+6	+23
- Chugai prescription[b)]	3,156	1,585	+99	+113
OTC[c)]	1,770	1,578	+12	+17
Diagnostics	7,409	7,194	+3	+8
Sales (continuing businesses)	28,960	26,066	+11	+19

a) 2002 sales exclude Nippon Roche prescription, which are classified as part of Chugai prescription segment.

b) 2002 sales consist of Chugai prescription and Nippon Roche prescription.

c) Consists of Roche OTC and Chugai OTC.

Operating profit: Substantial growth and profitability increase

Operating profit before exceptional items from continuing businesses, which excludes the results from the Vitamins and Fine Chemicals division, increased by 25% in local currencies (17% in Swiss francs) to 6.1 billion Swiss francs. The growth was driven by increased sales and by lower other operating expenses. This development was partially offset by increased operating costs, primarily as a result of the Chugai integration. There were also investments in the marketing of new products such as Pegasys and Fuzeon, and for activities supporting the development pipeline of own, newly in-licensed and opt-in compounds. The operating profit before exceptional items margin increased by 1.1 percentage points to 21.1 percent of sales.

	2003	2002	% change (CHF)	% change (local currencies)
Sales	28,960	26,066	+11	+19
Cost of sales	(6,706)	(5,984)	+12	+18
Gross profit	22,254	20,082	+11	+19
Marketing and distribution	(8,567)	(7,859)	+9	+17
Research and development	(4,671)	(4,132)	+13	+22
Administration	(1,377)	(1,193)	+15	+22
Amortisation of intangible assets	(1,013)	(1,003)	+1	+9
Other operating income	1,326	1,330	0	+10
Other operating expenses	(1,848)	(2,002)	−8	−3
Operating profit (continuing businesses before exceptional items)	6,104	5,223	+17	+25

Gross profit: Increased by 19% (11% in Swiss francs) to 22.3 billion Swiss francs in 2003 compared to 2002. The gross profit margin remained stable at 77%. This reflects strong growth in high-margin prescription products and the effects of continuing productivity improvements, which compensated for the lower than average gross profit margin of Chugai and the Disetronic acquisition accounting and integration impacts.

Marketing and distribution: Increased by 17% (9% in Swiss francs) to 8.6 billion Swiss francs. The increase was driven by the support for newly launched products such as Pegasys, Copegus and Fuzeon, and their geographic roll-out as well as pre-launch and launch activities at Genentech for Xolair, Raptiva and Avastin and at Chugai for Renagel, Xeloda and Pegasys. At Group level, the acquisition of Chugai contributed some 30% to local growth. Marketing and distribution as a percentage of sales remained fairly stable at around 30%.

Research and development: Increased by 22% (13% in Swiss francs) to 4.7 billion Swiss francs to support the strong research and development pipelines of Pharmaceuticals and Diagnostics including in-licensed and opt-in compounds. At Group level, the acquisition of Chugai contributed roughly 40% to local growth. Research and development costs as a percentage of sales at Group level reached with 16% the same level as in 2002. The same is valid for Pharmaceuticals, which accounts for almost 85% of the Group's research and development expenses, where they reached 18% of sales, and for Diagnostics, where they reached 10%.

Administration: Increased by 22% (15% in Swiss francs) to 1.4 billion Swiss francs. At Group level, the acquisition of Chugai contributed around 30% to local growth. The remainder was primarily driven by Genentech and the acquisition of Disetronic.

Amortisation of intangible assets: Increased by 9% (1% in Swiss francs) to 1.0 billion Swiss francs. The amortisation of intangible assets from the Chugai acquisition was 70 million Swiss francs in 2003 compared to 18 million Swiss francs for the fourth quarter 2002 and from Disetronic (since May 2003) 21 million Swiss francs.

Other operating income: Increased by 10% (0% in Swiss francs) to 1.3 billion Swiss francs, primarily as the second half 2002 gain of 217 million Swiss francs on the disposal of Neupogen was compensated by the second half 2003 gain of 106 million Swiss francs (80 million US dollars) on the sale to Protein Design Labs of exclusive worldwide rights to market, develop and sell Zenapax in all disease indications other than organ transplantation and the first half of 2003 litigation settlement income from Bayer.

Other operating expenses: Decreased by 3% (8% in Swiss francs) to 1.8 billion Swiss francs. This reduction was primarily due to 170 million Swiss francs lower foreign exchange losses on receivables in Latin America and Turkey due to the recovery of the corresponding currencies, 70 million Swiss francs lower restructuring expenses, about 30 million Swiss francs each lower SAP implementation costs and lower impairment charges, partially offset by higher royalty expenses.

Divisional results (continuing business before exceptional items) in millions of CHF

2003	Sales to third parties	EBITDA	EBITDA as % of sales	Operating profit before exceptional items	Operating profit before exceptional items as % of sales
Pharmaceuticals	21,551	6,542	30.4	4,965	23.0
of which					
Total prescription	19,781	6,234	31.5	4,698	23.8
– Roche prescription	13,243	4,303	32.5	3,354	25.3
– Genentech prescription	3,382	1,327	39.2	882	26.1
– Chugai prescription	3,156	604	19.1	462	14.6
OTC	1,770	308	17.4	267	15.1
Diagnostics	7,409	2,111	28.5	1,405	19.0
Other	–	(263)	–	(266)	–
Group total (continuing businesses)	28,960	8,390	29.0	6,104	21.1

2002	Sales to third parties	EBITDA	EBITDA as % of sales	Operating profit before exceptional items	Operating profit before exceptional items as % of sales
Pharmaceuticals	18,872	5,793	30.7	4,140	21.9
of which					
Total prescription	17,294	5,509	31.9	3,894	22.5
– Roche prescription	12,521	4,099	32.7	3,025	24.2
– Genentech prescription	3,188	1,204	37.8	714	22.4
– Chugai prescription	1,585	206	13.0	155	9.8
OTC	1,578	284	18.0	246	15.6
Diagnostics	7,194	1,984	27.6	1,331	18.5
Other	–	(245)	–	(248)	–
Group total (continuing businesses)	26,066	7,532	28.9	5,223	20.0

Pharmaceuticals

Sales by the Pharmaceuticals Division reached 21.6 billion Swiss francs, an increase of 23% in local currencies and of 14% in Swiss francs. EBITDA totalled 6.5 billion Swiss francs, up by 21% in local currencies (13% in Swiss francs) and the margin remained fairly stable at 30.4% of sales. Operating profit before exceptional items increased by 28% in local currencies (20% in Swiss francs) to 5.0 billion Swiss francs, and the margin rose from 21.9% in 2002 to 23.0% in 2003. The higher operating profitability was driven by the sales growth. This was in spite of considerably increased spending for new products and scheduled launches, support for existing products (particularly NeoRecormon) and for the strong research and development pipeline. Other operating income and other operating expenses declined in parallel. On the income side, the 2003 gain on the sale of Zenapax rights to Protein Design Labs only partially compensated the 2002 gain on Neupogen. On the expense side, the decline was in particular due to the absence of the 2002 restructuring expenses of 102 million Swiss francs and the 52 million Swiss francs impairment charge relating to the Pharmaceuticals Division restructuring and lower foreign exchange losses on receivables in Latin America and Turkey.

Total prescription: Local currency sales of prescription medicines rose 23% to 19.8 billion Swiss francs (14% in Swiss francs). Growth was again driven by Roche's successful oncology products. Other products contributing to the strong sales growth included Pegasys/Copegus, NeoRecormon and CellCept. Sales of the antibiotic Rocephin remained stable, as the continued high demand in Italy and the growth in the US compensated for the generic competition in Europe, in particular in France and Germany. The acne medicine Roaccutane/Accutane declined in local terms by 37%, due to tighter US prescription requirements and generic competition in the US and Europe. Xenical sales decreased by 13% in line with market trends. The Roche prescription business improved its operating profit before exceptional items as a percent of sales by 1.1 percentage points to 25.3% due to an increased gross profit margin and lower other operating expenses. The increased gross profit margin was partially a result of the 2002 additional manufacturing validations, start-up and scale-up costs for Pegasys and Fuzeon, and increased regulatory compliance costs. The lower other operating expenses were primarily due to significantly lower foreign exchange losses on receivables and the 2002 costs relating to the Pharmaceuticals Division restructuring. These positive effects were partially offset by increased marketing efforts in 2003 for newly launched products such as Pegasys/Copegus and Fuzeon and increased costs for the strong research and development pipeline. The Genentech prescription business continued to have very strong sales and profit growth. The EBITDA margin increased to 39.2% primarily as a result of increased sales at a higher gross profit margin due to economies of scale in production, and due to a milestone payment from a research collaboration partner. The EBITDA margin of the Genentech prescription business underlines their strong contribution to the Group's operating cash generation. The Chugai prescription business posted an operating profit before exceptional items of 462 million Swiss francs, and the EBITDA margin was 19.1%, compared to 13.0% in 2002. This development was driven by higher sales at an improved gross profit margin and the positive effects of Chugai's restructuring programme. The combined effect of the 49 million Swiss francs final write-off of the remaining fair value adjustments on inventories as a result of the acquisition accounting and the 30 million Swiss francs restructuring expenses recorded in 2003 were roughly at the same level as the write-off of the fair value adjustments on inventories of 87 million Swiss francs in 2002.

OTC: Sales of non-prescription medicines rose 17% in local currencies (12% in Swiss francs) to 1.8 billion Swiss francs. Roche Consumer Health sales, excluding Chugai, grew by 5% in local currencies to 1.6 billion Swiss francs due to strong growth in most markets, but especially in Asia-Pacific and Eastern Europe and driven by Bepanthen, Redoxon and Aleve. OTC operating profit before exceptional items totalled 267 million Swiss francs, growing by 12% in local currencies (9% in Swiss francs) compared to 2002. The operating profit before exceptional items' margin declined by 0.5 percentage points to 15.1% of sales. This decline was driven by the lower profitability of Chugai's OTC business and investments to develop orlistat (Xenical) as an OTC product.

Diagnostics

Sales increased by 8% in local currencies (3% in Swiss francs), more than twice as fast as the worldwide market for in-vitro Diagnostics, to 7.4 billion Swiss francs. Growth was driven by the most profitable business areas, namely Diabetes Care, the in-vitro Diagnostics business of Molecular Diagnostics and the immunodiagnostics business in Centralized Diagnostics. The downturn in biotech research negatively impacted the growth rates of Applied Science, and the divestment of the non-clinical Drug-of-Abuse-Testing business and OPTI product lines negatively impacted the growth rate of Near Patient Testing. On Diagnostics level, the sales growth impacts of these divestments were offset by the acquisition of Disetronic. Before exceptional items, operating profit increased by 13% in local currencies (6% in Swiss francs) to 1.4 billion Swiss francs and EBITDA by 12% (6% in Swiss francs) to 2.1 billion Swiss francs. Profitability further improved with the operating profit and EBITDA margins up by 0.5 and 0.9 percentage points to 19.0% and 28.5% of sales respectively. Higher marketing spend and rising research and development expenses for the broadest research and development pipeline in the industry, and higher amortisation of intangible assets as a result of the Disetronic acquisition were offset by reduced SAP implementation costs, gains from continuing product portfolio and asset realignments and a litigation settlement income from Bayer.

Other

The result of 'Other' consists of the costs of Corporate Headquarters.

Discontinuing operations in millions of CHF

	2003	2002
Sales	2,260	3,387
Operating profit (before exceptional items)	164	225

Vitamins and Fine Chemicals business: Effective 30 September 2003, after receiving the final regulatory approvals, the Group completed the sale of its global Vitamins and Fine Chemicals business to the Dutch company DSM. The 2003 results of the Roche Group include the results of the Vitamins and Fine Chemicals business up until 30 September.

Exceptional items in millions of CHF

	Continuing businesses 2003	2002	Discontinuing businesses 2003	2002	Group 2003	2002
Operating profit before exceptional items	6,104	5,223	164	225	6,268	5,448
Amortisation of goodwill	(497)	(499)	–	(2)	(497)	(501)
Major legal cases	216	(778)	–	(1,770)	216	(2,548)
Changes in Group organisation	–	586	(395)	(1,650)	(395)	(1,064)
Operating profit	5,823	4,532	(231)	(3,197)	5,592	1,335

Amortisation of goodwill: Remained stable at 0.5 billion Swiss francs, although it increased in local currencies by 9%. Goodwill amortisation from the Chugai acquisition accounting was 10 million Swiss francs in 2003 compared to 3 million Swiss francs in 2002. In addition there was 38 million Swiss francs of goodwill amortisation from the Disetronic acquisition in May 2003. Following the implementation of recent accounting changes, companies using accounting principles generally accepted in the United States (US GAAP) no longer amortise goodwill and are required to perform an impairment test at least annually. Roche continues to amortise goodwill, including that held by Genentech, as required by International Financial Reporting Standards (IFRS), but presents this as an exceptional item in view of proposed IFRS changes and to improve comparability with its healthcare peers.

Major legal cases: In 2003, the 216 million Swiss francs income is due to cash received of 225 million Swiss francs from litigation settlements at Genentech in the second half of the year and a net expense of 9 million Swiss francs resulting from the judgement in the Igen litigation issued in July 2003. In 2002, a 778 million Swiss francs provision was recorded for the Genentech legal case with the City of Hope Medical Center.

Changes in Group organisation: Net proceeds received from DSM were 1.5 billion euros (2.4 billion Swiss francs), which include the provisional deduction under the agreed price adjustment mechanisms, mainly related to the cash-and-debt-free basis and the working capital levels of the Vitamins and Fine Chemicals business. The final amounts arising from these mechanisms, including the net debt calculation, are subject to review and approval by the Group and DSM, and are therefore liable to change. After taking into account incidental transaction costs and the residual obligations that will be retained by the Roche Group, the preliminary assessment made on 30 September 2003 showed that an additional loss on disposal of 20 million Swiss francs arose on the disposal of the Vitamins and Fine Chemicals business. This was in addition to the impairment charge of 375 million Swiss francs recorded in the first half of 2003. The final assessment will be made in 2004 following the review and approval by the Group and DSM. In 2002 an income of 586 million Swiss francs was recognised for the Chugai transaction and an impairment charge of 1,650 million Swiss francs was recorded on the Vitamins and Fine Chemicals business.

Operating profit: Major impact from exceptional items

Operating profit from continuing businesses increased by 37% in local currencies (28% in Swiss francs) to 5.8 billion Swiss francs. This higher growth compared to the growth of 25% in local currencies (17% in Swiss francs) of the operating profit before exceptional items is mainly a result of the one-off income of 225 million Swiss francs from the Genentech legal settlements in the second half of 2003 compared to the 2002 charge for the Genentech legal case with the City of Hope Medical Center.

Income from associated companies in millions of CHF

	Continuing businesses 2003	Continuing businesses 2002	Discontinuing businesses 2003	Discontinuing businesses 2002	Group 2003	Group 2002
Income from associated companies	(44)	(37)	–	3	(44)	(34)

The result of associates was not significant, with the major impacts coming from Basilea.

Financial income in millions of CHF

	Continuing businesses 2003	Continuing businesses 2002	Discontinuing businesses 2003	Discontinuing businesses 2002	Group 2003	Group 2002
Financial income	(630)	835	(37)	(172)	(667)	663
Exceptional impairment of financial assets	–	(5,192)	–	–	–	(5,192)

Financial income decreased to a net expense of 667 million Swiss francs from a net income of 663 million Swiss francs in 2002. However the comparative result includes a gain of 1,199 million Swiss francs from the LabCorp transactions. Excluding this gain, financial income for 2002 was a net expense of 536 million Swiss francs.

Net income from equity securities was a loss of 168 million Swiss francs. This result includes impairment charges of 313 million mainly relating to equity securities that as at 31 December 2002 had a market value below the Group's 25% impairment threshold but for less than a sustained six-month period. Excluding these impairment charges, an income of 145 million Swiss francs was achieved on equity securities. Interest income was 215 million Swiss francs, a decrease of 56% relative to the prior year caused by lower holdings of debt securities and falls in interest rates. Interest expense was reduced by 28% to 980 million Swiss francs, mainly due to the reduction and restructuring of debt. The fall in interest rates had less impact here, as interest rates on large parts of the debt are fixed. The Group achieved net foreign exchange gains of 270 million Swiss francs, as profits were continuously and increasingly locked-in upon favourable movements of exchange rates. A full breakdown of financial income is given in Note 14 to the Consolidated Financial Statements.

Income taxes in millions of CHF

	Continuing businesses 2003	Continuing businesses 2002	Discontinuing businesses 2003	Discontinuing businesses 2002	Group 2003	Group 2002
Profit before taxes	5,149	138	(268)	(3,366)	4,881	(3,228)
Income taxes	(1,489)	(1,224)	44	385	(1,445)	(839)
Profit after taxes	3,660	(1,086)	(224)	(2,981)	3,436	(4,067)

The Group's continuing businesses' effective tax rate remained stable at 29% during the year, despite the increasing profit contribution by Genentech and Chugai at higher tax rates. The Group's overall effective tax rate was 30% due to the tax effects of the Vitamins and Fine Chemicals disposal. The Group's effective tax rate on continuing businesses before exceptional items was 26% in both 2003 and 2002. A full reconciliation of the tax charge is given in Note 15 to the Consolidated Financial Statements.

Minority interests in millions of CHF

	Continuing businesses 2003	2002	Discontinuing businesses 2003	2002	Group 2003	2002
Minority interests	(368)	34	1	7	(367)	41

Income applicable to minorities increased mainly due to the continually improving profit contribution by Genentech and the impact of the Genentech legal cases which cause a swing of 270 million Swiss francs. 205 million Swiss francs of the 2003 income applicable to minorities relates to Genentech and 163 million Swiss francs relates to Chugai.

Net income in millions of CHF

	Continuing businesses 2003	2002	Discontinuing businesses 2003	2002	Group 2003	2002
Net income	3,292	(1,052)	(223)	(2,974)	3,069	(4,026)
Earnings per share and non-voting equity security						
Basic (CHF)	3.93	(1.25)	–	–	3.66	(4.80)
Diluted (CHF)	3.87	(1.25)	–	–	3.61	(4.80)

The Group returned to profit in 2003 after the large exceptional charges incurred in 2002. Net income in 2003 includes a first full year of Chugai. The Group net income still includes nine months of results from the Vitamins and Fine Chemicals business as well as the additional impairments on net assets and the loss on disposal.

Cash flows and net liquidity in millions of CHF

Cash flow statement

	2003	2002
Cash generated from business operations	9,190	8,618
Net cash inflow (outflow) for major legal cases	395	(4,284)
Other operating cash flows	(1,566)	(1,993)
Operating activities before income taxes	8,019	2,341
Income taxes paid (all activities)	(766)	(1,359)
Operating activities	7,253	982
Financing activities	(6,745)	(3,941)
Investing activities	1,563	3,538
Net effect of currency translation on cash	(225)	(285)
Increase (decrease) in cash	1,846	294

Operating cash flows: The Group's operations continued to show strong cash generation from business operations of 9.2 billion Swiss francs, driven by continued growth in EBITDA. Cash flows from operating activities improved greatly when compared to the same period in 2002. This is due to lower vitamin case payments in 2003 and the inclusion in 2002 of the 1 billion Swiss francs payment into a collateral account in relation to the Igen litigation which reversed into net inflow of 0.8 billion Swiss francs in 2003. There was also a much lower net cash outflow for income taxes, as the large income tax receivables recorded at the end of 2002 were recovered from the tax authorities.

Financing cash flows: The most significant financing cash flows were the dividend payment of 1.2 billion Swiss francs, the 3.1 billion Swiss francs repayment of the 'Bullet' bonds and 'LYONs II' notes and the 2.6 billion Swiss francs proceeds from three issues from the Group's European Medium Term Note programme, which refinanced existing short-term debt. The refinancing of the instruments covering convertible debt obligations resulted in a cash outflow of 1.6 billion Swiss francs (see Note 33 to the Consolidated Financial Statements).

Investing cash flows: The most significant cash flows during 2003 were proceeds of 2.1 billion Swiss francs from the divestment of the Vitamins and Fine Chemicals business, which consists of 2.2 billion Swiss francs received from DSM, net of the 0.1 billion Swiss francs in cash held by the divested companies. Investing cash flows also include increased expenditure on property, plant and equipment and intangible assets. There was a net cash outflow from the Group's portfolio of marketable securities in order to fund the purchase of Disetronic, the debt repayments and the vitamin case payments.

Net liquidity

	31 December 2003	31 December 2002
Cash and marketable securities	16,095	15,825
Financial long-term assets	2,093	3,672
Derivative financial instruments, net	209	223
Own equity instruments	2,798	3,230
Financial assets	21,195	22,950
Long-term debt	(10,246)	(14,167)
Short-term debt	(5,041)	(8,183)
Total debt	(15,287)	(22,350)
Net liquidity	5,908	600

Net liquidity increased during 2003, with the outflows for the dividend payment and the acquisition of Disetronic being more than covered by strong cash flows from operating activities and the funds received from the divestment of the Vitamins and Fine Chemicals business.

The various debt instrument transactions affect both debt and cash and therefore have no net effect. The 'LYONs III' and 'LYONs IV' notes, with a total book value of 3.3 billion Swiss francs, are now reclassified to short-term from long-term debt as they are redeemable at the option of the Group in May 2004 and January 2004 respectively.

Balance sheet in millions of CHF

	31 December 2003	31 December 2002	% change
Long-term assets	29,820	33,143	-10
Current assets	29,666	30,852	-4
Total assets	59,486	63,995	-7
Equity	23,570	20,810	+13
Minority interests	5,594	4,963	+13
Non-current liabilities	18,658	22,850	-18
Current liabilities	11,664	15,372	-24
Total equity, minority interests and liabilities	59,486	63,995	-7

Long-term assets: The sale of the Vitamins and Fine Chemicals business reduced property, plant and equipment by 1.3 billion Swiss francs. 0.8 billion Swiss francs in the collateral account in relation to Igen litigation was repaid to the Group, lowering financial long-term assets. The acquisition of Disetronic increased goodwill and other intangible assets by 1.2 billion Swiss francs. Financial long-term assets were reduced by 0.7 billion Swiss francs as the collateral supporting the instruments covering convertible debt obligations was released.

Current assets: The sale of the Vitamins and Fine Chemicals business also had an impact on current assets, notably by reducing inventories by 1.0 billion Swiss francs.

Equity: The most significant movements were the net income of 3.1 billion Swiss francs and the 1.2 billion Swiss francs dividend payment.

Minority interests: Increase was driven by the improving performance at Genentech and currency translation effects.

Non-current liabilities: *The proceeds from the European Medium Term Note programme* increased long-term debt by 2.6 billion Swiss francs, while the 'LYONs III' and 'LYONs IV' notes, with a book value of 3.3 billion Swiss francs, are now classified as short-term debt. The refinancing of the instruments covering convertible debt obligations reduced long-term debt by 2.4 billion Swiss francs.

Current liabilities: The repayment of the 'Bullet' bonds and 'LYONs II' notes decreased short-term debt by 3.1 billion Swiss francs. Vitamin case payments of 0.6 billion Swiss francs reduced short-term provisions. The reclassification of the 'LYONs III' and 'LYONs IV' notes, with a book value of 3.3 billion Swiss francs, increased current liabilities.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Growth (continuing businesses)	Local currencies % 2003	Local currencies % 2002	CHF % 2003	CHF % 2002
Sales	+19	+9	+11	+3
Operating profit before exceptional items	+25	+40	+17	+25

Exchange rates against the Swiss franc	31 December 2003	Average 2003	31 December 2002	Average 2002
1 USD	1.24	1.35	1.39	1.56
1 EUR	1.56	1.52	1.45	1.47
1 GBP	2.20	2.20	2.23	2.34
100 JPY	1.16	1.16	1.17	1.24

On average in 2003, the Swiss franc was stronger against the US dollar and the Japanese yen than in 2002, but weaker against the euro. The total negative currency effect on sales growth of the continuing businesses and on operating profit growth was 8% points. In absolute terms, the sensitivity of Group sales of continuing businesses to a change of the US dollar against the Swiss franc by 0.01 Swiss francs for the average of 2003 was approximately 75 million Swiss francs, and the corresponding sensitivities for euro and yen were approximately 55 million Swiss francs and 30 million Swiss francs respectively.

The Group monitors its net currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, commitments and anticipated transactions. The Group uses forward contracts, swaps and foreign currency options to optimise certain anticipated foreign exchange revenues, cash flows and financing transactions. In 2003, the Group pursued a strategy to continuously lock-in favourable developments of foreign exchange rates by entering into derivative contracts, thereby reducing the exposure to potential future moves in foreign exchange rates. As a result, the Group's overall transaction risk decreased continuously in 2003. The transaction risk of monetary positions is quantified using a Value-at-Risk (VaR) approach, which measures the potential negative impact on foreign exchange results due to adverse changes in foreign exchange rates. The VaR calculation below is based on normal market conditions, a confidence level of 95% and a holding period of 30 days.

Foreign exchange risks in millions of CHF	31 December 2003	31 December 2002	% change
VaR of monetary positions	41	190	–78

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments. The Group manages its interest rate risk if necessary using financial derivatives such as swaps and options.

In 2003, the Group pursued the goal of reducing its debt. As a consequence, the exposure to potential changes of interest rates decreased continuously and interest rate VaR, measuring the potential change of the net market value of interest rate sensitive assets and liabilities, continuously declined. The potential increase in interest expenses due to movements in interest rates is not material for the Group as the major debt instruments have fixed interest rates. At Group level, potential impacts of interest rate changes on financial instruments are monitored and quantified using Value-at-Risk (VaR) and Earnings-at-Risk (EaR) models. VaR measures the potential change in fair value of interest sensitive financial instruments. EaR reflects the potential change in net annual interest expenses that could result from adverse interest rate movements. Both VaR and EaR are measured using a historical simulation approach under normal market conditions with a confidence level of 95% and a holding period of 30 days.

Interest rate risks in millions of CHF	31 December 2003	31 December 2002	% change
VaR of instruments sensitive to interest rates	110	158	-30
EaR of instruments sensitive to interest rates	6	16	-61

Market risk of financial assets

Changes in the market value of cash and marketable securities can affect the net income or financial position of the Group. Market risk arises from movements in stock prices, interest rates or foreign exchange rates.

In 2003, the Group decided to change its risk profile by reducing its equity position considerably. Equity securities now amount to 1.4 billion Swiss francs (2002: 3.7 billion Swiss francs) or 9% (2002: 24%) of total cash and marketable securities. The continuous shift in the Group's asset allocation resulted in a reduction of VaR throughout the year. Market risk is measured using a Value-at-Risk (VaR) model, based on a 95% confidence level and a holding period of 30 days, and excludes positions at Genentech and Chugai who run their treasury operations independently. Thus, VaR represents the expected level of loss which will not be exceeded with 95% probability over the following 30 days.

Market risk of financial assets in millions of CHF	31 December 2003	31 December 2002	% change
VaR of Cash and Marketable Securities	117	320	-63

Value-at-Risk and Earnings-at-Risk analysis tools

The Value-at-Risk (VaR) calculations are used to indicate within what ranges the value of the respective assets or liabilities may fluctuate with a certain probability over a certain time period (holding period). The VaR measure is a statistical measure, implicitly assuming that the value changes of the recent past are indicative to value changes in the future. Market shocks are not included in this calculation, unless recently observed. The Group conducts additional stress testing to take such possibilities into consideration. The Group uses statistically relevant observation periods and applies holding periods, which reflect the time period required to change the respective risk exposure if deemed appropriate. With longer holding periods, the probability of higher value changes increases and so does the VaR measure.

Earnings-at-Risk (EaR) is equivalent to the VaR methodology, but rather than potential value changes, it indicates the potential changes to profits (losses) with a certain probability and over a certain time period. The same constraints and limitations apply to this methodology.

The VaR and EaR models are based on a historical simulation approach, which simulates the effects of historical price and rate movements on current positions. For each historical scenario (representing all price and rate changes of all individual instruments over a specific 30 day period in the past), all financial instruments are fully revalued (using valuation models) and the total change in value and earnings is determined.

The Group cannot predict future market movements. The VaR and EaR figures given above do not represent the actual losses, which are expected or might be incurred on financial assets and liabilities, nor the possible worst loss over the period stated, nor does it consider the effect of favourable changes in market rates.

Roche Group Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

Consolidated income statement in millions of CHF

2003	Continuing businesses	Discontinuing businesses	Group
Sales[4]	28,960	2,260	31,220
Cost of sales	(6,706)	(1,609)	(8,315)
Gross profit	22,254	651	22,905
Marketing and distribution	(8,567)	(280)	(8,847)
Research and development[4]	(4,671)	(95)	(4,766)
Administration	(1,377)	(73)	(1,450)
Amortisation of intangible assets[18]	(1,013)	-	(1,013)
Other operating income[12]	1,326	9	1,335
Other operating expenses[13]	(1,848)	(48)	(1,896)
Operating profit before exceptional items	6,104	164	6,268
Amortisation of goodwill[17]	(497)	-	(497)
Major legal cases[8]	216	-	216
Changes in Group organisation[3]	-	(395)	(395)
Operating profit[4]	5,823	(231)	5,592
Income from associated companies[19]	(44)	-	(44)
Financial income[14]	(630)	(37)	(667)
Profit before taxes	5,149	(268)	4,881
Income taxes[15]	(1,489)	44	(1,445)
Profit after taxes	3,660	(224)	3,436
Minority interests[36]	(368)	1	(367)
Net income	3,292	(223)	3,069
Earnings per share and non-voting equity security			
Basic (CHF)[34]	3.93	-	3.66
Diluted (CHF)[34]	3.87	-	3.61

Consolidated income statement in millions of CHF

2002	Continuing businesses	Discontinuing businesses	Group
Sales*[4]	26,066	3,387	29,453
Cost of sales	(5,984)	(2,448)	(8,432)
Gross profit	20,082	939	21,021
Marketing and distribution*	(7,859)	(407)	(8,266)
Research and development[4]	(4,132)	(125)	(4,257)
Administration	(1,193)	(102)	(1,295)
Amortisation of intangible assets[18]	(1,003)	(16)	(1,019)
Other operating income[12]	1,330	51	1,381
Other operating expenses[13]	(2,002)	(115)	(2,117)
Operating profit before exceptional items	5,223	225	5,448
Amortisation of goodwill[17]	(499)	(2)	(501)
Major legal cases[7,8]	(778)	(1,770)	(2,548)
Changes in Group organisation[3]	586	(1,650)	(1,064)
Operating profit[4]	4,532	(3,197)	1,335
Income from associated companies[19]	(37)	3	(34)
Financial income[14]	835	(172)	663
Exceptional impairment of financial assets[14]	(5,192)	-	(5,192)
Profit before taxes	138	(3,366)	(3,228)
Income taxes[15]	(1,224)	385	(839)
Profit after taxes	(1,086)	(2,981)	(4,067)
Minority interests[36]	34	7	41
Net income	(1,052)	(2,974)	(4,026)
Earnings per share and non-voting equity security			
Basic (CHF)[34]	(1.25)	-	(4.80)
Diluted (CHF)[34]	(1.25)	-	(4.80)

*2002 Sales and Marketing and Distribution expenses have both been reduced by 272 million Swiss francs due to the reclassification of cash discounts (see Note 1).

Consolidated balance sheet in millions of CHF

	31 December 2003	31 December 2002
Long-term assets		
Property, plant and equipment[16]	12,494	13,434
Goodwill[17]	5,206	5,057
Intangible assets[18]	6,945	7,786
Investments in associated companies[19]	110	129
Financial long-term assets[21]	2,093	3,672
Deferred income tax assets[15]	900	784
Other long-term assets[22]	2,072	2,281
Total long-term assets	29,820	33,143
Current assets		
Inventories[23]	5,025	5,724
Accounts receivable[24]	6,774	6,517
Current income tax assets[15]	238	1,028
Other current assets[25]	1,534	1,758
Marketable securities[26]	10,819	12,395
Cash and cash equivalents	5,276	3,430
Total current assets	29,666	30,852
Total assets	59,486	63,995
Equity		
Share capital[33]	160	160
Non-voting equity securities *(Genussscheine)*[33]	p.m.	p.m.
Own equity instruments[33]	(4,583)	(5,853)
Retained earnings	30,985	29,145
Fair value and other reserves[35]	(2,992)	(2,642)
Total equity	23,570	20,810
Minority interests[36]	5,594	4,963
Non-current liabilities		
Long-term debt[31]	10,246	14,167
Deferred income tax liabilities[15]	3,133	3,551
Liabilities for post-employment benefits[10]	2,755	2,926
Provisions[29]	1,470	1,702
Other non-current liabilities[30]	1,054	504
Total non-current liabilities	18,658	22,850
Current liabilities		
Short-term debt[31]	5,041	8,183
Current income tax liabilities[15]	714	849
Provisions[29]	542	1,158
Accounts payable[27]	1,700	1,787
Accrued and other current liabilities[28]	3,667	3,395
Total current liabilities	11,664	15,372
Total equity, minority interests and liabilities	59,486	63,995

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 33).

Consolidated statement of changes in equity in millions of CHF

	Year ended 31 December 2003	2002
Share capital[33]		
Balance at 1 January and at 31 December	160	160
Non-voting equity securities *(Genussscheine)*[33]		
Balance at 1 January and at 31 December	p.m.	p.m.
Own equity instruments[33]		
Balance at 1 January	(5,853)	(3,460)
Acquisition of Disetronic[3]	240	–
Conversion of 'Helveticus' bonds[31]	202	–
Refinancing of instruments covering convertible debt obligations[33]	843	–
Other movements during the year	(15)	20
Reclassification of obligations to repurchase own equity instruments[33]	–	(2,413)
Balance at 31 December	(4,583)	(5,853)
Retained earnings		
Balance at 1 January	29,145	34,272
Net income	3,069	(4,026)
Dividends paid[33]	(1,229)	(1,101)
Balance at 31 December	30,985	29,145
Fair value and other reserves[35]		
Balance at 1 January	(2,642)	(1,999)
Increase (decrease) in fair value	167	(3,242)
(Income) expense recognised in the income statement	244	3,791
Deferred income taxes and minority interests	(15)	560
Currency translation gains (losses)	(746)	(1,752)
Balance at 31 December	(2,992)	(2,642)
Total equity at 31 December	23,570	20,810

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 33).

Consolidated cash flow statement in millions of CHF

	Year ended 31 December 2003	2002
Cash flows from operating activities		
Cash generated from operations[38]	9,190	8,618
(Increase) decrease in working capital	(791)	(322)
Vitamin case payments[7]	(638)	(3,266)
Igen litigation[8]	808	(1,018)
Genentech legal cases[8]	225	-
Payments made for defined benefit post-employment plans[10]	(434)	(779)
Restructuring costs paid[29]	(159)	(210)
Utilisation of other provisions[29]	(67)	(265)
Other operating cash flows	(115)	(417)
Cash flows from operating activities, before income taxes paid	8,019	2,341
Income taxes paid	(766)	(1,359)
Total cash flows from operating activities	7,253	982
Cash flows from financing activities		
Proceeds from issue of long-term debt instruments[31]	2,635	-
Repayment of long-term debt instruments[31]	(3,085)	(1,258)
Increase (decrease) in other long-term debt	(709)	(168)
Refinancing of instruments covering convertible debt obligations[33]	(1,635)	-
Other transactions in own equity instruments[33]	(15)	20
Increase (decrease) in short-term borrowings	(2,528)	230
Interest and dividends paid[38]	(1,748)	(1,794)
Genentech and Chugai stock repurchases and exercised employee stock options at Genentech[5, 6]	368	(1,079)
Other financing cash flows	(28)	108
Total cash flows from financing activities	(6,745)	(3,941)
Cash flows from investing activities		
Purchase of property, plant and equipment[16]	(2,260)	(2,044)
Purchase of intangible assets[18]	(233)	(95)
Disposal of property, plant and equipment	267	282
Disposal of intangible assets	2	1
Disposal of products[12]	134	224
Acquisitions of subsidiaries and associated companies[3]	(897)	(492)
Divestments of subsidiaries and associated companies[3]	2,113	-
Proceeds from sale of LabCorp shares[14]	-	1,246
Interest and dividends received[38]	286	505
Sales (purchases) of marketable securities, net and other investing cash flows	2,151	3,911
Total cash flows from investing activities	1,563	3,538
Net effect of currency translation on cash	(225)	(285)
Increase (decrease) in cash and cash equivalents	1,846	294
Cash and cash equivalents at beginning of year	3,430	3,136
Cash and cash equivalents at end of year	5,276	3,430
Consisting of		
- Cash	4,122	2,721
- Cash equivalents	1,154	709
	5,276	3,430

Notes to the Roche Group Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Consolidated Financial Statements.

1. Summary of significant accounting policies

Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Roche Group have been prepared in accordance with International Financial Reporting Standards (IFRS), including standards and interpretations issued by the International Accounting Standards Board (IASB). They have been prepared using the historical cost convention except that, as disclosed in the accounting policies below, certain items, including derivatives and available-for-sale investments, are shown at fair value. They were approved for issue by the Board of Directors on 2 February 2004.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. Where necessary, the comparatives have been reclassified or extended from the previously reported results to take into account presentational changes.

The Group has changed the presentation of the income statement in these financial statements, with both the current year and comparative results split into 'Continuing' and 'Discontinuing' businesses. The impairment of long-term assets and the costs of the Pharmaceuticals Division restructuring are now classified as part of other operating expenses. Amortisation of goodwill and intangible assets are now presented separately, as are other operating income and other operating expenses. Income from associated companies is now presented as part of profit before taxes. This was done in order to show better comparability of results with other healthcare companies and to allow readers to make a clearer assessment of the sustainable earnings capacity of the Group. The 2002 results have been reclassified into the new format. The 2002 operating profit, net income and earnings per share are unchanged from the previously reported results.

Consolidation policy

These financial statements are the consolidated financial statements of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries ('the Group').

The subsidiaries are those companies controlled, directly or indirectly, by Roche Holding Ltd, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when Roche Holding Ltd owns, either directly or indirectly, more than 50% of the voting rights or potential voting rights of a company's share capital. Special Purpose Entities are consolidated where the substance of the relationship is that the Special Purpose Entity is controlled by the Group. Companies acquired during the year are consolidated from the date on which operating control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes from the Group. Companies acquired exclusively to be resold in the near future are not consolidated but are classified as assets held for sale and carried at fair value. Inter-company balances and transactions and resulting unrealised income are eliminated in full.

Investments in associated companies are accounted for by the equity method. These are companies over which the Group exercises significant influence, but which it does not control. This is normally evidenced when the Group owns 20% or more of the voting rights or potential voting rights of the company. Balances and transactions with associated companies that result in unrealised income are eliminated to the extent of the Group's interest in the associated company. Interests in joint ventures are reported using the line-by-line proportionate consolidation method.

Segment reporting

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group produces rather than the geographical location of the Group's operations. This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems.

The Group has two divisions, Pharmaceuticals and Diagnostics. Until its disposal on 30 September 2003 the Group had a third division, Vitamins and Fine Chemicals. Within the Pharmaceuticals Division there are four sub-divisions, Roche Prescription, Genentech Prescription, Chugai Prescription and Consumer Health (OTC). The four sub-divisions have separate management and reporting structures within the Pharmaceuticals Division and are considered separately reportable segments. Certain corporate activities that cannot be reasonably allocated to the other reportable segments, such as the costs of Corporate Headquarters, are reported as 'Others'. The Group's geographical segments are determined by geographical location and similarity of economic environments.

Transfer prices between business segments are set on an arm's length basis. Divisional assets and liabilities consist of property, plant and equipment, goodwill and intangible assets, trade receivables/payables and inventories. Other segment assets and liabilities consist of other assets and liabilities which can be reasonably attributed to the reported business segments. These include pension assets/liabilities and provisions. Non-segment assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities. These are principally cash, marketable securities, other investments and debt. Capital expenditure comprises additions to goodwill, intangible assets and additions to property, plant and equipment, including those arising from acquisitions.

Foreign currency translation

Most Group companies use their local currency as their measurement currency. Certain Group companies use other currencies (namely US dollars, Swiss francs or euros) as their measurement currencies where this most usefully represents the results and financial positions of these companies, given local economic conditions and circumstances. Local transactions in other currencies are initially reported using the exchange rate at the date of the transaction. Gains and losses from the settlement of such transactions and gains and losses on translation of monetary assets and liabilities denominated in other currencies are included in income, except when they are qualifying cash flow hedges which are deferred into equity.

Upon consolidation, assets and liabilities of Group companies using measurement currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average and year-end exchange rates are taken directly to equity. On the divestment of a foreign entity, the identified cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Revenues and cost of sales

Sales represent amounts received and receivable for goods supplied to customers after deducting trade discounts, cash discounts and volume rebates and excluding sales and value added taxes. Revenues from the sale of products are recognised upon transfer to the customer of significant risks and rewards, usually upon shipment. Other revenues are recorded as earned or as the services are performed. Cost of sales includes the corresponding direct production costs and related production overhead of goods manufactured and services rendered. Start-up costs between validation and the achievement of normal production capacity are expensed as incurred. Royalty income is recognised on an accrual basis in accordance with the economic substance of the agreement and is reported as part of other operating income.

Research and development

Research costs are charged against income as incurred. Development costs are capitalised as intangible assets when it is probable that future economic benefits will flow to the Group. Such intangible assets are amortised on a straight-line basis over the period of the expected benefit, and are reviewed for impairment at each balance sheet date. Other development costs are charged against income as incurred since the criteria for their recognition as an asset are not met.

In-licensing, milestone and other up-front receipts and payments

Certain Group companies, notably Genentech, receive from third-parties up-front, milestone and other similar non-refundable payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the milestones, as defined in the respective agreements. Revenue from non-refundable up-front payments and licence fees is initially reported as deferred income and is recognised in income as earned over the period of the development collaboration or the manufacturing obligation. Payments made by Group companies to third parties and associated companies for such items are charged against income as research and development costs unless it is probable that future economic benefits will flow to the Group, which is normally evidenced by regulatory approval. In this case they are capitalised as development costs and amortised as described above. In practice this means that most in-licensing and milestone payments for pharmaceutical products are expensed as incurred, as in most cases they have not yet gained regulatory approval. Receipts and payments between consolidated subsidiaries, such as between Genentech, Chugai and other Roche Group subsidiaries, are eliminated on consolidation, except to the extent of any impacts on minority interests.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a number of defined benefit and defined contribution plans throughout the world. The cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit schemes are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reductions of future contributions. The Group's contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

The Group operates several equity compensation plans, including separate plans at Genentech and Chugai. For fixed plans, such as the Roche Option Plan and the equivalent plans at Genentech and Chugai, no expense is recognised at the date of issue as the exercise price is greater or equal to the fair value of the underlying equity instrument at the date of issue. Subsequent cash flows from any exercises of vested grants are recorded to equity or, in the case of Genentech and Chugai plans, to balance sheet minority interests. For performance related and variable plans, such as the Roche Performance Share Plan or the Stock Appreciation Rights, an expense is accrued over the vesting period for the difference between the exercise price and the fair value of the underlying equity instrument. The Group discloses the values of issued options using the Black-Scholes option valuation model. The Black-Scholes model was developed for traded options with no vesting or transfer restrictions, and since the various plans used by the Group include such restrictions, the fair value of any options issued would be lower than an unadjusted value implied by the Black-Scholes methodology.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included within other operating expenses or financial income according to their nature.

Provision for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred income taxes are provided, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them. Deferred income taxes are determined based on the currently enacted tax rates applicable in each tax jurisdiction where the Group operates.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5–15 years
Office equipment	3 years
Motor vehicles	5 years

Investment grants or similar assistance for projects are initially recorded as deferred income (in other non-current liabilities) and are subsequently recognised as income over the useful lives of the related assets. Repairs and maintenance costs are recognised as expenses as incurred. Borrowing costs are not capitalised.

Leases

Leases of property, plant and equipment where the Group has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the start of the lease at fair value, or the present value of the minimum lease payments, if lower. The rental obligation, net of finance charges, is included in debt. Assets acquired under finance leases are depreciated in accordance with the Group's above policy on property, plant and equipment. The interest element of the finance cost is charged against income over the lease term.

Leases where substantially all of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Business combinations and goodwill

Business combinations are accounted for using the purchase method of accounting. The cost of acquisition is the cash paid plus the fair value at the date of exchange of any other purchase consideration given in exchange for control over the net assets of the acquired company. The cost of acquisition also includes directly attributable incidental costs. The acquired identifiable assets and liabilities are initially recognised at fair value. Where the Group does not acquire 100% ownership of the acquired company, assets and liabilities are recognised at fair value to the extent of the Group's interest and the minority interest is recorded as the minority's proportion of the pre-acquisition carrying amounts of the acquired assets and liabilities. Goodwill is recorded as the surplus of the cost of acquisition over the Group's interest in fair value of identifiable net assets acquired. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired company and are recorded in the local currency of that company. Goodwill is amortised over its useful life on a straight-line basis. Estimated useful life of goodwill is between 5–20 years. Goodwill may also arise upon investments in associated companies, being the surplus of the cost of investment over the initial value of the investment applying the equity method. Such goodwill is recorded within investments in associated companies, and the amortisation is included within the income from associated companies.

Intangible assets

Patents, licences, trademarks and other intangible assets are initially recorded at fair value. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial fair value will be cost. Intangible assets are amortised over their useful lives on a straight-line basis. Estimated useful life is the lower of legal duration and economic useful life, up to a maximum of 20 years.

Impairment of non-monetary assets

When there is evidence that an asset may be impaired, the recoverable amount of the asset is calculated and an impairment assessment is carried out. When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to its recoverable value. This reduction is reported in the income statement as an impairment loss. Value in use is calculated using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term pre-tax interest rate. When an impairment loss arises the useful life of the asset in question is reviewed and, if necessary, the future depreciation/amortisation charge is accelerated. The impairment of financial assets is discussed below in the 'financial assets' policy.

Inventories

Inventories are stated at the lower of cost or net realisable value. The cost of finished goods and work in process comprises raw materials, direct labour and other directly attributable costs and overheads based upon normal capacity of production facilities. Borrowing costs are not included. Cost is determined using the weighted average method. Net realisable value is the estimated selling price less cost to completion and selling expenses.

Accounts receivable

Accounts receivable are carried at the original invoice amount less allowances made for doubtful accounts. An allowance is recorded for the difference between the carrying amount and the recoverable amount where there is objective evidence that the Group will not be able to collect all amounts due.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and time, call and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. This definition is also used for the cash flow statement.

Own equity instruments

The Group's holdings in its own equity instruments are recorded as a deduction from equity. The original cost of acquisition, consideration received for subsequent resale of these equity instruments and other movements are reported as changes in equity. These instruments have been acquired primarily to meet the obligations that may arise in respect of certain of the Group's debt instruments.

As at 31 December 2002 the Group revised the classification of obligations to repurchase own equity instruments, based on developments in international practice and exposure drafts of proposed changes to IFRS published by the IASB. These were reclassified as liabilities and were measured at their present value, which was the final obligation discounted using an appropriate long-term pre-tax interest rate. As discussed in Note 33, these positions have been refinanced during 2003 and there are no such obligations remaining at 31 December 2003.

Debt instruments

Debt instruments are initially reported at cost, which is the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost using the effective interest method. To the extent that debt instruments are hedged under qualifying fair value hedges, the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged. Any discount between the net proceeds received and the principal value due on redemption is amortised over the duration of the debt instrument and is recognised as part of interest expense in the income statement.

On issue of convertible debt instruments, the cost of the liability portion is initially calculated using the market interest rate for an equivalent non-convertible instrument. The remainder of the net proceeds is allocated to the equity conversion option, which is reported in equity, and to deferred income tax liabilities. Where the equity conversion option is on shares of a consolidated subsidiary, the portion of net proceeds attributable to that option is recorded within minority interest. The liability element is subsequently reported at amortised cost. Amortisation of the debt discount and release of the deferred tax liabilities are recognised in the income statement over the duration of the debt instrument. The value of the equity conversion option recorded in equity is not changed in future periods.

The limited conversion preferred stock is in substance a financial liability rather than an equity instrument, and therefore it is classified as long-term debt in the balance sheet and the related dividend payments are treated as interest expense.

Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account foreign currency effects and the time value of money, where material. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

Fair values

Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm's length transaction. It is determined by reference to quoted market prices adjusted for estimated transaction costs that would be incurred in an actual transaction, or by the use of established estimation techniques such as option pricing models and estimated discounted values of cash flows. The fair values at the balance sheet date are approximately in line with their reported carrying values unless specifically mentioned in the Notes to the Consolidated Financial Statements.

Financial assets

Financial assets, principally investments, including marketable securities, are classified as either 'Held-for-trading', 'Available-for-sale', 'Held-to-maturity' or 'Originated by the Group'. Held-for-trading financial assets are acquired principally to generate profit from short-term fluctuations in price. Held-to-maturity financial assets are securities with a fixed maturity that the Group has the intent and ability to hold until maturity. Financial assets originated by the Group are loans and other long-term financial assets created by the Group or acquired from the issuer in a primary market. All other financial assets are considered as available-for-sale.

All financial assets are initially recorded at cost, including transaction costs. All purchases and sales are recognised on the settlement date. Held-for-trading financial assets are subsequently carried at fair value, with all changes in fair value recorded as financial income in the period in which they arise. Held-to-maturity financial assets are subsequently carried at amortised cost using the effective interest rate method. Available-for-sale financial assets are subsequently carried at fair value, with all unrealised changes in fair value recorded in equity. When the available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognised in equity are included in financial income for the current period. Financial assets originated by the Group are subsequently carried at amortised cost.

Financial assets are assessed for possible impairment at each balance sheet date. An impairment charge is recorded where there is objective evidence of impairment, such as where the issuer is in bankruptcy, default or other significant financial difficulty. For financial assets carried at amortised cost, any impairment charge is the difference between the carrying value and the recoverable amount, being calculated using estimated future cash flows discounted using an appropriate long-term pre-tax interest rate. For available-for-sale financial assets, any impairment charge is the amount currently carried in equity for the difference between the original cost, net of any previous impairment, and the fair value.

As at 31 December 2002 the Group revised its accounting estimates for impairment of financial assets, based on developments in international practice and exposure drafts of proposed changes to IFRS published by the IASB. In addition to the above impairment triggers, any available-for-sale financial assets that have a market value of more than 25% below their original cost, net of any previous impairment, for a sustained six-month period will be considered as impaired. Any decreases in the market price of less than 25% of original cost, net of any previous impairment, or for less than a sustained six-month period are not by themselves considered as objective evidence of impairment, and such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of.

Derivatives

All derivative financial instruments are initially recorded at cost, including transaction costs. Derivatives are subsequently carried at fair value. Apart from those derivatives designated as qualifying cash flow hedging instruments (see below), all changes in fair value are recorded as financial income in the period in which they arise.

Hedging

For the purposes of hedge accounting, hedging relationships may be of three types. Fair value hedges are hedges of particular risks that may change the fair value of a recognised asset or liability. Cash flow hedges are hedges of particular risks that may change the amount or timing of future cash flows. Hedges of net investment in a foreign entity are hedges of particular risks that may change the carrying value of the net assets of a foreign entity.

To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship. In particular any derivatives are reported at fair value, with changes in fair value included in financial income.

For qualifying fair value hedges, the hedging instrument is recorded at fair value and the hedged item is recorded at its previous carrying value, adjusted for any changes in fair value that are attributable to the hedged risk. Any changes in the fair values are reported in financial income.

For qualifying cash flow hedges, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity, and any remaining ineffective portion is reported in financial income. If the hedging relationship is the hedge of a firm commitment or highly probable forecasted transaction, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in the initial carrying value of the asset or liability at the time it is recognised. For all other qualifying cash flow hedges, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income at the time when the forecasted transaction affects net income.

For qualifying hedges of net investment in a foreign entity, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity. Any remaining ineffective portion is recorded in financial income where the hedging instrument is a derivative and in equity in other cases. If the entity is disposed of, then the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income at the time of the disposal.

Changes in accounting policy

In line with developing international practice, cash discounts are now classified as a deduction from sales. Previously cash discounts were reported as marketing and distribution expenses. The 2002 comparative figures in these financial statements for sales and marketing and distribution expenses were both reduced by 272 million Swiss francs. There is no impact to operating profit and net income from this reclassification. Comparative segment and discontinuing operations information has also been restated.

International Financial Reporting Standards

There were no revised or new standards or interpretations that became effective from 1 January 2003 that had a significant effect on the Group's financial statements. In late 2003 the International Accounting Standards Board has published a revised version of IAS 32 'Financial Instruments: Disclosure and Presentation', a revised version of IAS 39 'Financial Instruments: Recognition and Measurement' and 'Improvements to International Accounting Standards', which makes changes to 14 existing standards. These must be adopted for 2005, with possible early adoption in 2004. The Group is currently assessing the potential impacts of these new standards. Several exposure drafts have also been published, notably ED 2 'Share-based Payment' and ED 3 'Business Combinations' for which final standards are expected in early 2004.

2. Financial risk management

Financial risk management within the Group is governed by policies and guidelines approved by senior management. These policies and guidelines cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies and guidelines also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt. Group companies report details of the financial instruments outstanding and financial liquidity to Group Treasury on at least a monthly basis. The Group's subsidiaries Genentech and Chugai have their own treasury operations. These have operational independence, whilst working within a financial risk management framework that is consistent with the rest of the Group. The compliance with the Group's financial risk management policies and guidelines is overseen by the Financial Risk Manager.

The Group, in accordance with its risk management guidelines, continues to monitor these risks, and when deemed appropriate, certain of the above risks are significantly altered through the use of financial instruments, such as derivatives. Group management believes that, in order to create the optimum value for the Group, it is not desirable to eliminate or mitigate all possible market fluctuations. The Group does not engage in financial transactions for trading or speculative purposes; short-term positions are sometimes entered to take advantage of market opportunities in asset management.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs. The Group continues to monitor its currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, commitments and anticipated transactions. The Group uses forward contracts and foreign currency options to optimise certain anticipated foreign exchange revenues, cash flows and financing transactions.

Transaction exposure arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income will be primarily in the local currency. A significant amount of expenditure, especially for purchase of goods for resale and interest on and repayment of loans will be in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. Group companies manage this exposure at a local level, if necessary by means of financial instruments such as options and forward contracts. In addition, Group Treasury monitors total worldwide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation movement. The Group hedges significant net investments in foreign currencies by taking foreign currency loans or issuing foreign currency denominated debt instruments. Major translation exposures are monitored on a regular basis.

A significant part of the Group's cash outflows for research, development, production and administration is denominated in Swiss francs, while a much smaller proportion of the Group's cash inflows are Swiss franc denominated. As a result, an increase in the value of the Swiss franc relative to other currencies has an adverse impact on consolidated net income. Similarly, a relative fall in the value of the Swiss franc has a favourable effect on results published in Swiss francs.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk. The interest rates on the Group's major debt instruments are fixed, as described in Note 31, which reduces the Group's exposure to changes in interest rates. Group companies manage their short-term interest rate risk at a local level, if necessary using financial instruments such as interest rate forward contracts, swaps and options.

Market risk of financial assets

Changes in the market value of certain financial assets and derivative instruments can affect the net income or financial position of the Group. Financial long-term assets are held for strategic purposes and marketable securities are held for fund management purposes. The risk of loss in value is reduced by reviews prior to investing and continuous monitoring of the performance of investments and changes in their risk profile. Investments in equities, bonds, debentures and other fixed income instruments are entered into on the basis of approved guidelines with regard to liquidity and credit rating.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management focussing on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. There are no significant concentrations within trade receivables of counter-party credit risk, due to the Group's large number of customers and their wide geographical spread. Country risk limits and exposures are continuously monitored. The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, on-going reviews of credit ratings, and limiting individual aggregate credit exposure accordingly.

Liquidity risk

Group companies need to have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, to approval at Group level. The Group maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international capital markets for financing purposes.

3. Changes in Group organisation in millions of CHF

A listing of the major Group subsidiaries and associated companies is included in Note 40.

Changes in Group organisation had the following one-time impacts on the income statement:

	2003	2002
Vitamins and Fine Chemicals business – impairment of net assets[7]	(375)	(1,650)
Disposal of the Vitamins and Fine Chemicals business[7]	(20)	–
Chugai transaction[6]	–	586
Total	(395)	(1,064)

The disposal of the Vitamins and Fine Chemicals business is discussed in Note 7, and the investment in Chugai is discussed in Note 6.

Disetronic: Effective 2 May 2003 the Group acquired a controlling interest in Disetronic, a public company headquartered in Burgdorf, Switzerland. Disetronic is a world leader in the research, development and commercialisation of insulin pumps and injection systems for the treatment of diabetes. Disetronic's Infusion Systems division has become part of Roche Diagnostics' Diabetes Care business area. Sales of Disetronic's Infusion Systems division for the year ended 31 March 2003 were 242 million Swiss francs. As part of the acquisition process Disetronic's Injection Systems was simultaneously resold to Disetronic's founder and chairman and continues to operate as an independent company. The Group has a 100% interest in Disetronic.

The acquisition was approved by an extraordinary general meeting of Disetronic's shareholders on 23 April 2003 and has been cleared by the relevant antitrust authorities. The Group paid the shareholders of Disetronic 670 Swiss francs in cash and two Roche non-voting equity securities for each Disetronic share. The net consideration paid was 1,132 million Swiss francs, of which 892 million Swiss francs was in cash and 240 million Swiss francs was in the form of 2,744,893 Roche non-voting equity securities. In addition incidental costs were 4 million Swiss francs. The allocation of the total purchase consideration of 1,136 million Swiss francs is as follows:

Net assets acquired	
Goodwill	861
Intangible assets	320
Deferred income taxes	(83)
Cash	12
Other net assets (liabilities)	26
Total	1,136

Goodwill and acquired intangible assets are amortised on a straight-line basis over 15 years and 10 years respectively.

Following the acquisition, a restructuring programme was announced, which resulted in restructuring charges of 40 million Swiss francs. These are recorded as part of other operating expenses. The restructuring programme will be substantially completed by mid 2004.

Igen: The Group will acquire a controlling interest in Igen upon the closing of the transaction, which is expected to be on 13 February 2004. This is described in Note 39 as a subsequent event.

Isotechnika: Between March 2002 and July 2003 the Group acquired a 10% interest in Isotechnika Inc. ('Isotechnika') for a total of 32 million Swiss francs. Isotechnika is a life sciences company headquartered in Canada that develops immunosuppressive therapeutic drugs for use in organ transplant patients and in the treatment of autoimmune diseases. Following the acquisition the Group is expected to have material transactions with Isotechnika for access, development, and milestone payments with respect to its renal transplantation drug ISA(TX)247. The materiality of these transactions is such that the Group has potential to exercise significant influence over Isotechnika and accordingly Isotechnika is reported as an associated company. 22 million Swiss francs of goodwill arose on the acquisition, which together with the balance of the acquisition price, is reported as an investment in associated companies.

Antisoma: On 23 December 2002 the Group acquired a 9% interest in Antisoma plc ('Antisoma') for 9 million Swiss francs. Antisoma is a British biopharmaceutical company that develops products for the treatment of cancer. Following the acquisition the Group is expected to have material transactions with Antisoma for access, development, and milestone payments with respect to its oncology product portfolio. The materiality of these transactions is such that the Group has potential to exercise significant influence over Antisoma and accordingly Antisoma is reported as an associated company. 7 million Swiss francs of goodwill arose on the acquisition, which together with the balance of the acquisition price, is reported as an investment in associated companies.

The cash flows from changes in Group organisation are shown in the table below. These amounts are net of any cash balances in the acquired/divested company/business.

Acquisitions of subsidiaries and associated companies	2003	2002
Disetronic	(884)	–
Chugai	–	(483)
Other acquisitions	(13)	(9)
Total	(897)	(492)

Divestments of subsidiaries and associated companies		
Vitamins and Fine Chemicals business	2,113	–
Other divestments	–	–
Total	2,113	–

4. Segment information in millions of CHF

Divisional information

	Roche prescription 2003	Roche prescription 2002	Genentech prescription 2003	Genentech prescription 2002	Chugai prescription 2003	Chugai prescription 2002	OTC 2003	OTC 2002
Segment revenues								
Segment revenue/divisional sales	13,924	12,872	3,527	3,371	3,156	1,605	1,772	1,582
Less inter-divisional sales	(681)	(351)	(145)	(183)	–	(20)	(2)	(4)
Divisional sales to third parties	13,243	12,521	3,382	3,188	3,156	1,585	1,770	1,578
Operating profit before exceptional items	3,354	3,025	882	714	462	155	267	246
Amortisation of goodwill	42	43	(287)	(332)	(10)	(3)	(8)	(7)
Major legal cases	–	–	225	(778)	–	–	–	–
Changes in Group organisation	–	–	–	–	–	586	–	–
Segment results/operating profit	3,396	3,068	820	(396)	452	738	259	239
Segment assets and liabilities								
Divisional assets	*12,790*	*12,680*	*6,184*	*7,056*	*3,894*	*3,921*	*1,008*	*1,033*
Other segment assets	1,382	1,408	–	–	–	–	10	23
Segment assets	14,172	14,088	6,184	7,056	3,894	3,921	1,018	1,056
Non-segment assets								
Total assets								
Divisional liabilities	(366)	(392)	(59)	(58)	(89)	(108)	(97)	(83)
Other segment liabilities	(1,593)	(1,722)	(734)	(753)	(339)	(381)	(15)	(14)
Segment liabilities	(1,959)	(2,114)	(793)	(811)	(428)	(489)	(112)	(97)
Non-segment liabilities								
Total liabilities								
Other segment information								
Capital expenditure	787	514	523	518	222	2,290	15	6
Depreciation	533	578	210	219	64	29	8	5
Amortisation of intangible assets	415	444	235	271	78	22	27	32
Impairment of long-term assets	1	52	–	–	–	–	6	–
Restructuring expenses	8	126	–	–	30	–	2	2
Research and development costs	2,408	2,221	923	964	568	231	47	35
Income from associated companies	(35)	(31)	–	–	–	–	–	–
Investments in associated companies	64	68	–	–	–	–	–	–
Number of employees	32,871	32,076	6,226	5,252	5,438	5,467	2,090	2,106

- The 'Chugai prescription' business segment includes the results of the newly merged Chugai company (which includes the former Nippon Roche business) from 1 October 2002, and also includes the results of Nippon Roche for the periods until 30 September 2002. The results of Chugai's OTC business are included in the 'OTC' business segment.
- The results of the 'Chugai prescription' business segment include 49 million Swiss francs (2002: 87 million Swiss francs) for the write-off of the fair value adjustment to inventories arising from the acquisition accounting for Chugai (see Note 6). These fair value adjustments were written off in line with the inventory turnover and were fully written-off by the end of the first quarter of 2003.

Total Pharmaceuticals		Diagnostics		Others		Core businesses		Vitamins and Fine Chemicals		Group	
2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
22,379	19,430	7,423	7,199	–	–	29,802	26,629	2,332	3,477	32,134	30,106
(828)	(558)	(14)	(5)	–	–	(842)	(563)	(72)	(90)	(914)	(653)
21,551	18,872	7,409	7,194	–	–	28,960	26,066	2,260	3,387	31,220	29,453
4,965	4,140	1,405	1,331	(266)	(248)	6,104	5,223	164	225	6,268	5,448
(263)	(299)	(234)	(200)	–	–	(497)	(499)	–	(2)	(497)	(501)
225	(778)	(9)	–	–	–	216	(778)	–	(1,770)	216	(2,548)
–	586	–	–	–	–	–	586	(395)	(1,650)	(395)	(1,064)
4,927	3,649	1,162	1,131	(266)	(248)	5,823	4,532	(231)	(3,197)	5,592	1,335
23,876	24,690	12,588	11,182	140	104	36,604	35,976	2	2,762	36,606	38,738
1,392	1,431	157	104	–	–	1,549	1,535	–	233	1,549	1,768
25,268	26,121	12,745	11,286	140	104	38,153	37,511	2	2,995	38,155	40,506
										21,331	23,489
										59,486	63,995
(611)	(641)	(243)	(289)	(5)	(4)	(859)	(934)	–	(156)	(859)	(1,090)
(2,681)	(2,870)	(1,687)	(1,604)	(191)	(132)	(4,559)	(4,606)	(203)	(1,180)	(4,762)	(5,786)
(3,292)	(3,511)	(1,930)	(1,893)	(196)	(136)	(5,418)	(5,540)	(203)	(1,336)	(5,621)	(6,876)
										(24,701)	(31,346)
										(30,322)	(38,222)
1,547	3,328	2,038	678	1	33	3,586	4,039	172	301	3,758	4,340
815	831	430	415	3	3	1,248	1,249	55	212	1,303	1,461
755	769	258	234	–	–	1,013	1,003	–	16	1,013	1,019
7	52	18	4	–	–	25	56	375	1,659	400	1,715
40	128	42	14	–	8	82	150	3	33	85	183
3,946	3,451	724	676	1	5	4,671	4,132	95	125	4,766	4,257
(35)	(31)	–	–	(9)	(6)	(44)	(37)	–	3	(44)	(34)
64	68	–	–	46	61	110	129	–	–	110	129
46,625	44,901	18,302	17,068	430	429	65,357	62,398	–	7,261	65,357	69,659

Geographical information

2003	Sales to third parties (by destination)	Segment assets	Capital expenditure
Switzerland	529	6,386	1,602
European Union	9,681	11,543	764
Rest of Europe	1,520	554	55
Europe	11,730	18,483	2,421
North America	10,789	13,802	941
Latin America	2,076	1,237	69
Japan	3,948	3,951	249
Rest of Asia	1,697	406	50
Asia	5,645	4,357	299
Africa, Australia and Oceania	980	276	28
Segment total	31,220	38,155	3,758
Non-segment assets	–	21,331	–
Consolidated total	31,220	59,486	3,758

2002	Sales to third parties (by destination)	Segment assets	Capital expenditure
Switzerland	529	5,272	339
European Union	9,011	11,872	607
Rest of Europe	1,439	494	79
Europe	10,979	17,638	1,025
North America	11,102	16,194	797
Latin America	2,376	1,493	115
Japan	2,243	4,229	2,310
Rest of Asia	1,804	679	65
Asia	4,047	4,908	2,375
Africa, Australia and Oceania	949	273	28
Segment total	29,453	40,506	4,340
Non-segment assets	–	23,489	–
Consolidated total	29,453	63,995	4,340

5. Genentech

Effective 7 September 1990 the Group acquired a majority interest of approximately 60% of Genentech, Inc., a biotechnology company in the United States. On 13 June 1999 the Group exercised its option to acquire the remaining shares of Genentech on 30 June 1999, at which point Genentech became a 100% owned subsidiary of the Group. On 23 July 1999, 26 October 1999 and 29 March 2000 the Group completed public offerings of Genentech's Common Stock, as a result of which the Group's majority interest was 60%. Genentech issues additional shares of common stock in connection with its equity compensation plans and also may issue additional shares for other purposes. The affiliation agreement between the Group and Genentech provides, amongst other things, that Genentech establish a stock repurchase programme to maintain the Group's percentage ownership interest in Genentech. At 31 December 2003 the Group's interest in Genentech was 58.4% (2002: 59.8%).

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol DNA. Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC). Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS. These are reconciled in the table below:

	2003 USD millions	2003 CHF millions	2002 USD millions	2002 CHF millions
Operating margin (US GAAP basis)	805		(78)	
- redemption costs	154		156	
- special litigation items	(113)		544	
Operating margin (non-US GAAP basis)	846		622	
Add (deduct) differences and consolidation entries				
- add back redemption costs	(154)		(156)	
- other differences and consolidation entries	(38)		(8)	
Operating profit before exceptional items (IFRS basis)	654	882	458	714
Add (deduct) exceptional items				
- amortisation of goodwill (213 million USD annually)		(287)		(332)
- major legal cases		225		(778)
Segment result/operating profit (IFRS basis)		820		(396)
Add (deduct) non-operating items (IFRS basis)				
- financial income		51		45
- income taxes		(367)		79
Net income (IFRS basis)		504		(272)
Minority interest percentage (average during year)		40.7%		40.9%
Income applicable to minority interest (IFRS basis)		(205)		111

Differences between IFRS and US GAAP

Following the acquisition by the Group of 100% interest in Genentech on 30 June 1999, the analysis carried out for the acquisition accounting identified amounts attributable to in-process research and development (IPR&D). In Genentech's US GAAP financial statements these items have been recorded in 1999 as either an adjustment to equity or as a one-time expense. Under IFRS these items cannot be classified as separate assets at the date of acquisition and therefore form part of goodwill. Therefore in the years subsequent to 1999 there is a goodwill amortisation expense in respect of this IPR&D in the Group's results under IFRS. Genentech adopted US accounting standards FAS 141 and FAS 142 effective 1 January 2002, under which goodwill is no longer amortised, but is subject to an impairment test at least annually. Under IFRS goodwill continues to be amortised, while also being subject to testing for impairment.

Effective 1 July 2003 Genentech has applied FASB Interpretation No. 46 (or FIN 46) on 'Consolidation of Variable Interest Entities' to its US GAAP financial statements. As a result Genentech has consolidated certain of its leasing structures in its US GAAP financial statements, as is disclosed in detail in Genentech's SEC filings. As reported in the Group's annual financial statements for 2002 and 2001 Genentech's leasing structures are already consolidated within the Group's results in accordance with IFRS. The property, plant and equipment concerned has been capitalised and is being depreciated and the lease finance is reported within long-term debt.

There are other differences between IFRS and US GAAP, but these have a relatively minor impact.

Genentech stock repurchases and stock options

On 5 December 2003 Genentech's Board of Directors authorised a stock repurchase programme to repurchase up to 1,000 million US dollars of Genentech's common stock. By 31 December 2003 Genentech had repurchased common stock worth 6 million US dollars (8 million Swiss francs). Earlier in 2003 Genentech repurchased common stock worth 195 million US dollars (263 million Swiss francs) as part of an earlier stock repurchase programme which expired on 30 June 2003. During 2002 Genentech has repurchased 693 million US dollars (1,079 million Swiss francs) of their own common stock.

Genentech has a stock option plan adopted in 1999 and amended in 2000. The plan allows for the granting of various stock options, stock awards and stock appreciation rights to employees, directors and consultants of Genentech. Details are as shown in the table below.

Number of options	2003	2002
Outstanding at 1 January	55,419,415	46,639,970
Granted	10,845,520	12,655,875
Exercised	(16,039,322)	(1,672,772)
Cancellations	(2,207,112)	(2,203,658)
Outstanding at end of year	48,018,501	55,419,415
- of which exercisable	23,803,362	30,322,658
Details of options granted		
Expiry date	2013	2012
Average exercise price in USD	81.07	28.98
Proceeds if all options are exercised in millions of USD	879	366
Fair value of options granted using Black-Scholes option valuation model		
- in millions of US dollars	379	159
- in millions of Swiss francs	510	247

	2003	2002
Options exercised		
Average exercise price in USD	68.27	23.43
Proceeds		
– in millions of US dollars	527	74
– in millions of Swiss francs	707	116

Terms of options outstanding as at 31 December 2003

	Options outstanding			Options exercisable	
Range of exercise prices (USD)	Number outstanding	Weighted average years remaining contractual life	Weighted average exercise price (USD)	Number exercisable	Weighted average exercise price (USD)
12.531–17.781	893,205	6.19	14.91	893,205	14.91
20.000–28.700	17,646,793	7.44	26.77	10,017,075	25.42
30.070–44.770	11,561,777	7.27	41.67	7,123,066	42.22
45.750–66.000	777,874	7.19	56.00	413,299	57.97
71.250–95.655	17,138,852	8.54	82.00	5,356,717	79.75
Total	48,018,501			23,803,362	

The net accounting effect of Genentech stock repurchases and stock options is recorded to minority interests (see Note 36).

Other matters

As discussed in Note 8, the Group has recorded income of 225 million Swiss francs (2002: expense of 778 million Swiss francs) in respect of certain litigation matters at Genentech.

On 19 January 2000 the Group issued 'LYONs IV' zero coupon US dollar notes that are exchangeable into Genentech shares. If all of these notes were converted the Group's percentage ownership in Genentech would decrease by approximately 2.5%. See also Note 31.

6. Chugai

On 10 December 2001, Roche and Chugai announced that they would enter into an alliance to create a leading research-driven Japanese pharmaceutical company, which would be formed by the merger of Chugai (excluding Gen-Probe) and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. Under the terms of the alliance, both Chugai and Nippon Roche were independently valued. Roche agreed to make additional cash contributions in order to bring Roche's participation to 50.1% of the agreed combined value. The alliance was approved by the shareholders of Chugai at their Annual General Meeting on 27 June 2002.

The newly merged company, known as Chugai, is a fully consolidated subsidiary of the Group. Roche is the majority shareholder with 50.5% ownership as at 31 December 2003, with a 49.5% minority interest.

Transaction process

In late-September 2002, Roche acquired through a public tender offer approximately 10% (30 million shares) of Chugai's outstanding shares at the price of JPY 2,800 per share. The total cash outflow from the Group as a result of this tender offer was 84.0 billion Japanese yen (1,027 million Swiss francs). Immediately after the tender offer, Roche subscribed to an issue by Chugai of 21.1 million new shares at a price of JPY 1,780 per share, which resulted in a cash contribution to Chugai of 37.6 billion Japanese yen (459 million Swiss francs). On 16 September 2002, before closing the tender offer by Roche, Chugai completed the spin-off of its 100% shareholdings in Gen-Probe, its California-based diagnostics subsidiary, to its registered shareholders as of 31 July 2002.

On 1 October 2002, Chugai merged with Nippon Roche. Prior to the merger Nippon Roche issued convertible bonds to the Roche Group ('Roche CB'), the obligation to which succeeded to Chugai. On 1 October 2002 Roche acquired additional shares of Chugai by the conversion of such bonds in proportion to the shares issued by Chugai from the conversion of the convertible bonds previously issued by Chugai to third parties ('Chugai CB'), such that Roche's ownership reached 50.1%. This resulted in a cash contribution of 37.7 billion Japanese yen (460 million Swiss francs). On an on-going basis Roche will convert the remaining Roche CB into Chugai shares corresponding to the conversion of the remaining Chugai CB such that Roche maintains at least a 50.1% ownership in Chugai.

Purchase consideration

The closing of the transaction was on 1 October 2002. The transaction is accounted for using the purchase method of accounting. The consideration paid by Roche for 50.1% of Chugai consists of firstly the public tender offer, secondly the 49.9% of the subscription to new Chugai shares and conversion of the Roche CB that relates to minority shareholders and thirdly the 49.9% of the net assets of Nippon Roche that are now attributable to minority shareholders. As Nippon Roche was not a public company, the 49.9% of the net assets of Nippon Roche were valued with reference to the fair value of the Chugai shares acquired in exchange. This allocation is shown in the table below.

	JPY billions	CHF millions
Public tender offer	84.0	1,027
Subscription (49.9% of 37.6 billion JPY)	18.7	229
Convertible bonds (49.9% of 37.7 billion JPY)	18.8	230
Implied value of 49.9% of Nippon Roche	*101.1*	1,236
Transaction costs	1.7	21
Purchase consideration for 50.1% of Chugai	224.3	2,743

Acquisition accounting

The market value of the Chugai shares acquired was 182.9 billion Japanese yen (2,237 million Swiss francs), which corresponds to 50.1% of the market capitalisation of Chugai prior to the transaction. The purchase consideration of 224.3 billion Japanese yen (2,743 million Swiss francs) therefore represents a surplus of 41.4 billion Japanese yen (506 million Swiss francs) over the market value of the Chugai shares acquired. This surplus was written-off, so that the recorded net assets of Chugai do not exceed the market capitalisation. As a result of the transaction a gain of 89.3 billion Japanese yen (1,092 million Swiss francs) arises on the part disposal of Nippon Roche. Accordingly net income of 47.9 billion Japanese yen (586 million Swiss francs) was recognised in the income statement for these two amounts.

The acquired net assets of Chugai are shown in the table below. The amount allocated to goodwill includes 10.2 billion Japanese yen (125 million Swiss francs) that is attributable to in-process research and development. Under International Financial Reporting Standards these items cannot be classified as separate assets at the date of acquisition and therefore form part of goodwill.

Net assets acquired	JPY billions	CHF millions[a)]
Property, plant and equipment[16]	88.9	1,087
Goodwill[17]	13.0	159
Intangible assets[18]	77.4	947
Inventories[23]	35.7	437
Deferred income taxes[15]	(17.4)	(213)
Liabilities for post-employment benefits[10]	(28.7)	(351)
Provisions[29]	(1.0)	(12)
Other net assets (liabilities)	126.3	1,545
Minority interests[36]	(111.3)	(1,362)
Total	182.9	2,237

a) Translated at 30 September 2002 exchange rate of 100 JPY = 1.223 CHF.

Ongoing impacts of purchase accounting

From 1 October 2002, Chugai's results are included in the Group's consolidated financial statements. 'Chugai prescription' is shown as a separate business segment in the segment information. The 'Chugai prescription' business segment includes the results of the newly merged Chugai company (which includes the former Nippon Roche business) from 1 October 2002, and also includes the results of Nippon Roche for the periods until 30 September 2002. The results of Chugai's OTC business are included in the 'OTC' business segment. Segment information is given in Note 4. The fair value adjustments arising from the acquisition accounting have the following impacts on the Group's financial statements:

	2002 (4th quarter)		2003		2004 onwards	
	JPY billions	CHF millions	JPY billions	CHF millions	JPY billions	CHF millions[a]
Write-off of fair value adjustments to inventories	(7.0)	(87)	(4.2)	(49)	–	–
Depreciation of property, plant and equipment	(0.2)	(3)	(0.8)	(9)	(0.8)	(9)
Amortisation of acquired intangible assets	(1.5)	(18)	(6.0)	(70)	(6.0)	(69)
Amortisation of goodwill	(0.2)	(3)	(0.9)	(10)	(1.0)	(12)
Impact on operating profit	(8.9)	(111)	(11.9)	(138)	(7.8)	(90)
Deferred income taxes	3.6	46	4.6	52	2.7	31
Impact on net income	(5.3)	(65)	(7.3)	(86)	(5.1)	(59)

a) Translated at 31 December 2003 exchange rate of 100 JPY = 1.156 CHF.

The fair value adjustments to inventories have been fully written-off, in line with the inventory turnover, by the end of the first quarter of 2003. Goodwill and acquired intangible assets are amortised on a straight-line basis over 15 years and between 10 and 18 years respectively.

Local statutory financial year

On 25 June 2003 Chugai's annual general meeting approved a change to its local statutory financial year-end from 31 March to 31 December. Accordingly, Chugai will have a nine-month local fiscal term beginning 1 April 2003, and thereafter a twelve-month fiscal term beginning 1 January 2004. For reporting to the Roche Group, Chugai will continue to report using International Financial Reporting Standards drawn up to the same date as the rest of the Roche Group.

Dividends

The dividends distributed to third-parties holding Chugai shares during 2003 totalled 2,198 million Japanese yen, or 26 million Swiss francs (1 October–31 December 2002: 2,199 million Japanese yen or 27 million Swiss francs) and has been recorded against minority interests (see Note 36). Dividends paid by Chugai to Roche are eliminated on consolidation as inter-company items.

Restructuring plan

On 29 January 2003 Chugai announced further details of its restructuring plans involving the closure and sale of certain plants and facilities in Japan. On 10 April 2003 Chugai announced the additional closure plan of research operations of its US subsidiary. Within the Group's 2003 results restructuring costs of 2.6 billion Japanese yen (30 million Swiss francs) have been recorded. The restructuring programme has been substantially completed by 31 December 2003.

Share repurchase

During 2003 Chugai repurchased 4,300,000 of its common shares for a total consideration of 5.8 billion Japanese yen (68 million Swiss francs). As a result the Group's ownership in Chugai increased to 50.5% and goodwill increased by 21 million Swiss francs. The Chugai annual general shareholders' meeting on 25 June 2003 authorised the repurchase of up to 5,000,000 common shares for a maximum of 7 billion Japanese yen.

Stock acquisition rights

During 2003 Chugai adopted a Stock Acquisition Rights programme. The programme allows for the granting of rights to employees and directors of Chugai. Each right entitles the holder to purchase 100 Chugai shares at a specified exercise price.

Details are shown in the table below.

Number of rights	2003	2002
Outstanding at 1 January	–	–
Granted	2,310	–
Exercised	–	–
Cancellations	–	–
Outstanding at end of year	2,310	–
– of which exercisable	2,310	–
Details of rights granted		
Expiry date	25 June 2013	–
Average exercise price in JPY	145,400	–
Proceeds if all rights are exercised in millions of JPY	336	–
Fair value of rights granted using Black-Scholes option valuation model		
– in millions of Japanese yen	117	–
– in millions of Swiss francs	1	–

Terms of rights outstanding as at 31 December 2003

	Rights outstanding			Rights exercisable	
Year of grant	Number outstanding	Weighted average years remaining contractual life	Exercise price (JPY)	Number exercisable	Exercise price (JPY)
2003	2,310	9.48	145,400	2,310	145,400

The net accounting effect of any exercises of Chugai Stock Acquisition Rights will be recorded to minority interests (see Note 36).

7. Vitamins and Fine Chemicals Division in millions of CHF

Effective 30 September 2003, after receiving the final regulatory approvals, the Group completed the sale of its global Vitamins and Fine Chemicals business ('the VFC business') to the Dutch company DSM.

The consideration for the sale was 1,742 million euros (2,681 million Swiss francs), which consisted of 1,650 million euros (2,540 million Swiss francs) in cash, and 2.24 million shares in DSM with a market value of 92 million euros (141 million Swiss francs). Under the terms of the final purchase agreement, the DSM shares acquired by the Group are blocked for between one and two years.

The sale was made on a cash-and-debt-free basis, and therefore the cash received from DSM was reduced by 164 million euros (252 million Swiss francs) to reflect the net debt in the VFC business. Furthermore, under the terms of the final purchase agreement with DSM, there were certain agreed purchase price adjustment mechanisms, mainly related to working capital levels of the VFC business. These mechanisms resulted in a further purchase price reduction of 40 million euros (62 million Swiss francs). The final amounts arising from these mechanisms, including the net debt calculation, are subject to review and approval by the Group and DSM, and are therefore liable to change.

An impairment charge of 1,650 million Swiss francs was recorded at 31 December 2002 and a further impairment charge of 375 million Swiss francs was recorded at 30 June 2003. These were based on assessments at the respective dates of the difference between the expected net proceeds from disposal and the net assets of the VFC business, taking into account the residual obligations that will be retained by the Roche Group. The preliminary assessment made on 31 December 2003 showed that an additional loss on disposal of 20 million Swiss francs arose on the disposal of the VFC business. The final assessment will be made in 2004 following review and approval by the Group and by DSM.

The transaction is summarised in the table below:

	EUR millions	CHF millions
Consideration	1,742	2,681
– less net debt adjustment	(164)	(252)
– less other purchase price adjustment mechanisms	(40)	(62)
Net proceeds from DSM	1,538	2,367
of which		
– Cash	1,446	2,226
– DSM shares	92	141
	1,538	2,367
Incidental transaction costs		(42)
Net assets of the VFC business, net of impairment charges and accruals for residual obligations retained by the Roche Group		(2,345)
Gain (loss) on disposal		(20)

The preliminary assessment of the disposal results in a tax benefit currently estimated at 41 million Swiss francs. The cash inflow from the disposal, net of cash balances of 113 million Swiss francs held by companies within the VFC business, was 2,113 million Swiss francs.

Following the sale of the VFC business, certain assets and liabilities of the Vitamins and Fine Chemicals Division, mainly associated with the vitamin case, remain with the Group. These are described below in the section on the vitamin case. In addition the Group has given DSM certain indemnities in respect of any remedial actions at the sites of the VFC business that may be required by environmental laws. Further arrangements were put in place regarding utilisation of certain assets and certain purchasing contracts as well as adopting DSM as a preferred supplier for pharmaceutical ingredients. Under one of these arrangements, the Group has guaranteed to purchase for a period of four years beginning 1 January 2004 products with a sales value totalling 100 million euros. The Group will reimburse DSM for 75% of any unutilised amounts. The other arrangements consist of certain residual obligations, which are fully accrued for.

The Vitamins and Fine Chemicals Division is shown as a discontinuing operation in the consolidated results. The amounts included in the Group's consolidated income statement for the Vitamins and Fine Chemicals Division are as shown in the table below. The 2003 results of the VFC business are included in the consolidated results of the Group up until the sale on 30 September 2003.

	VFC business		Vitamin case and other residual amounts		Vitamins and Fine Chemicals Division	
Income statement	2003	2002	2003	2002	2003	2002
Sales to third parties	2,260	3,387	–	–	2,260	3,387
Expenses	(2,083)	(3,162)	(13)	–	(2,096)	(3,162)
Operating profit before exceptional items	177	225	(13)	–	164	225
Amortisation of goodwill	–	(2)	–	–	–	(2)
Major legal cases	–	–	–	(1,770)	–	(1,770)
Changes in Group organisation	(395)	(1,650)	–	–	(395)	(1,650)
Operating profit	(218)	(1,427)	(13)	(1,770)	(231)	(3,197)
Result of associated companies	–	3	–	–	–	3
Financial income	(37)	(73)	–	(99)	(37)	(172)
Profit before taxes	(255)	(1,497)	(13)	(1,869)	(268)	(3,366)
Income taxes	40	(229)	4	614	44	385
Profit after taxes	(215)	(1,726)	(9)	(1,255)	(224)	(2,981)
Minority interests	1	7	–	–	1	7
Net income	(214)	(1,719)	(9)	(1,255)	(223)	(2,974)

The amounts in the Group's consolidated balance sheet for the VFC business are shown in the table below:

Balance sheet	31 December 2003	31 December 2002
Property, plant and equipment	–	1,216
Other long-term assets	–	249
Current assets	–	1,787
Total assets	–	3,252
Long-term debt	–	(90)
Other non-current liabilities	–	(613)
Current liabilities	–	(810)
Total liabilities	–	(1,513)
Net assets	–	1,739

The amounts included in the Group's consolidated cash flow statement for the VFC business are as shown in the table below. The 2003 cash flows results of the VFC business are included in the consolidated results of the Group up until the sale on 30 September 2003.

Statement of cash flows	2003	2002
Operating activities	165	423
Financing activities	(36)	(133)
Investing activities	(163)	(301)
Net effect of currency translation on cash	–	(6)
Increase (decrease) in cash	(34)	(17)

Vitamin case

Following the settlement agreement with the US Department of Justice on 20 May 1999 regarding pricing practices in the vitamin market and the overall settlement agreement to a class action suit brought by the US buyers of bulk vitamins, the Group recorded provisions in respect of the vitamin case in 1999. These provisions were the Group's best estimate at that time of the total liability that may arise, taking into account currency movements and the time value of money. Provisions for legal fees were recorded separately. At 31 December 2001 and 31 December 2002, based on the development of the litigation and recent settlement negotiations, the Group recorded additional provisions of 760 and 1,770 million Swiss francs, respectively.

On 17 January 2003 the District of Columbia Circuit Court of Appeals ruled that non-US plaintiffs may bring claims in US courts under US anti-trust laws for alleged damages suffered from transactions outside the United States in connection with the vitamin case. The defendants, including Roche, have filed a petition asking the Supreme Court to review the case. On 15 December 2003 the Supreme Court decided to consider the appeal by the defendants. No provisions have been recorded in respect of this litigation as the eventual outcome is uncertain at this stage.

Total payments during the year were 638 million Swiss francs (2002: 3,266 million Swiss francs), which were charged against the provisions previously recorded. Payments made in 2003 include 403 million US dollars (545 million Swiss francs) to direct customers in the United States.

The Group is seeking to resolve the remaining outstanding issues, however the timing and the final amounts involved are uncertain. The remaining provisions recorded total 170 million Swiss francs and are based on current litigation and recent settlement agreements. These provisions are all considered as short-term as cash outflows are expected to arise during 2004 and are not discounted as the time value of money is not considered material in this case. As the litigation and negotiations progress it is possible that the ultimate liability may be different from the amount of provisions currently recorded.

As part of the disposal process, the liabilities in respect of the vitamin case remain with the Roche Group. Roche and DSM have signed an Indemnity and Co-operation Agreement under which Roche may provide DSM with certain indemnities and guarantees in connection with the vitamin case.

8. Major legal cases in millions of CHF

	2003	2002
Igen litigation		
- write-off of intangible assets[18]	(117)	-
- release of provisions[29]	108	-
Genentech legal cases		
- payments from settlements	225	-
- additional provisions[29]	-	(778)
Total	216	(778)

Igen litigation

On 15 February 2002 the United States District Court of Maryland entered judgement in the civil litigation between Roche Diagnostics GmbH, Germany (RDG) and Igen International, Inc. (Igen) over claims related to the licensing of Igen's electrochemiluminescence (ECL) technology to RDG. The court concluded that several breaches of the licence agreement were material so that Igen has the right to terminate the licence agreement, and awarded Igen 105.4 million US dollars in compensatory damages and 400 million US dollars in punitive damages.

On 9 July 2003 the United States Court of Appeals for the Fourth Circuit reversed the substantial damages awarded against RDG. The court reversed the finding that RDG had engaged in unfair competition through the continuation of a patent lawsuit against Igen by one of RDG's affiliated companies. In setting aside that claim, the Court eliminated the only basis for the award of 400 million US dollars in punitive damages against RDG. The court also held that RDG did not violate an implied covenant of good faith and fair dealing under the License Agreement, thereby also setting aside the award of 82 million US dollars in compensatory damages on that claim. In total the Court eliminated 486 million US dollars of the 505 million US dollars judgement entered against RDG. The Court left intact the jury's award of the remaining damages and the finding that Igen may terminate the License Agreement with RDG. Igen notified RDG that Igen will terminate the License Agreement. On 24 July 2003 the Group and Igen announced plans under which the Group will acquire Igen. This acquisition is expected to be completed on 13 February 2004 (see Note 39).

As the previous license agreement has been terminated, the Group has written-off the intangible assets for this technology that were recorded at the time of the acquisition of the Corange Group by the Roche Group in 1997. The net book value of these was 117 million Swiss francs. At the same time the Group released to income 108 million Swiss francs of litigation provisions, being the balance in the provision less the remaining outstanding compensatory damages awards. The net of these two amounts, an expense totalling 9 million Swiss francs, has been recorded as an expense from major legal cases.

In March 2002 RDG paid 606 million US dollars into a collateral deposit account in relation to the Igen litigation. Following entry of the final judgement RDG paid the remaining 18.6 million US dollars (25 million Swiss francs) in respect of the remaining compensatory damages to Igen. The amount in the collateral deposit account was repaid to the Group. The net cash inflow of these two transactions was 808 million Swiss francs.

Genentech legal cases

In 2003 the Group has recorded income of 225 million Swiss francs in respect of certain litigation settlements, including litigation involving Amgen. In 2002 the Group recorded a provision of 778 million Swiss francs in respect of certain litigation matters, including litigation involving the City of Hope.

On 10 June 2002 Genentech announced that a Los Angeles County Superior Court jury voted to award City of Hope Medical Center approximately 300 million US dollars in compensatory damages based on a finding of a breach of a 1976 agreement between Genentech and the City of Hope. On 24 June 2002 the jury voted to award City of Hope 200 million US dollars in punitive damages in the same case. On 13 September 2002 Genentech filed a notice of appeal of the jury verdict and damages awards with the California Court of Appeal. The appeals process is on-going and will take from one to four years depending on the scope of the review. A full provision has been recorded for these awards. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. Following the judgement interest of 54 million US dollars or 73 million Swiss francs (2002: 26 million US dollars or 40 million Swiss francs) was recorded as the time cost of provisions, within interest expenses (see Note 14). On 3 October 2002 Genentech entered into an arrangement with third party insurance companies to post a surety bond of 600 million US dollars in connection with this judgement. As part of this arrangement Genentech pledged 630 million US dollars in cash and investments to secure this bond. These amounts, which are equivalent to 779 million Swiss francs, are reported as restricted cash within financial long-term assets (see Note 21).

In addition, Genentech is party to a patent infringement suit filed by Chiron Corporation on 7 June 2000 in the US District Court in the Eastern District of California (Sacramento) in respect of Herceptin. On 25 June 2002 the court issued several decisions regarding summary judgement motions that had been filed. The jury trial of this suit began on 6 August 2002. Following the first phase of the trial, based on the findings by the jury, the Court entered judgement in favour of Genentech. On 20 November 2002 Chiron filed notice of appeal with the US Court of Appeals for the Federal Circuit. On 4 December 2002 Genentech filed notice of cross-appeal with the same court. The appeal process is ongoing.

On 12 August 2002 the United States Patent and Trademark Office declared an interference between the Chiron patent involved in this lawsuit and a patent application exclusively licensed to Genentech from the University of Pennsylvania relating to anti-HER2 antibodies. In declaring the interference, the Patent Office has determined that there is substantial question as to whether the inventors of the Chiron patent were the first to invent the technology involved and are entitled to the patent. In connection with a second patent infringement lawsuit filed on 13 March 2001 against Genentech by Chiron, discovery in this case is currently stayed.

On 13 January 2003 arbitration proceedings began between Genentech and Tanox Biosystems, Inc. ('Tanox') regarding a July 1996 Settlement and Cross-Licensing Agreement relating to the development and manufacture of certain antibody products directed towards immunoglobin E, including Xolair and Hu-901. Tanox have claimed breaches of the Agreement and Genentech have made counterclaims. Genentech continues to work through the arbitration process with Tanox. Both parties have agreed to postpone a decision on the arbitration and the earliest the decision will be made is late February 2004. No provisions have been recorded in respect of this arbitration, as the outcome cannot be determined as of the date of these financial statements.

On 27 August 2003 Genentech and Amgen, Inc. announced a settlement of their patent litigation in the US District Court for the Northern District of California. Under the settlement agreement, both parties agreed to dismiss their claims and counterclaims against each other. As part of the settlement Amgen made a one-time payment to Genentech. In November 2003 Genentech and Bayer settled a breach of contract action that Genentech brought against Bayer relating to Bayer's manufacture and sale of Factor VIII under a license agreement between Bayer and Genentech. As part of the settlement, Bayer made a one-time payment to Genentech. Income from major legal cases of 225 million Swiss francs has been recorded in respect of these settlements.

Genentech is party to other litigation, as described in Genentech's annual report and quarterly SEC filings, however these other matters are not as far advanced as the matters referred to above.

9. Employee benefits in millions of CHF

	2003	2002
Wages and salaries	6,494	6,055
Social security costs	777	717
Post-employment benefits: defined benefit plans	469	279
Post-employment benefits: defined contribution plans	117	146
Other employee benefits	397	331
Total employees' remuneration	8,254	7,528

The charges for employee benefits are included in the relevant expenditure line by function. The number of employees at the year-end was 65,357 (2002: 69,659). Other employee benefits consist mainly of life insurance schemes and certain other insurance schemes providing medical and dental cover.

10. Pensions and other post-employment benefits in millions of CHF

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. The majority of such plans are defined benefit plans, the largest of which are located in Switzerland, the United States, Germany, the United Kingdom and Japan. Other post-employment benefits consist mostly of post-retirement healthcare and life insurance schemes, principally in the United States. Plans are usually funded by payments from the Group and by employees to trusts independent of the Group's finances. Where a plan is unfunded, notably for the major defined benefit plans in Germany, a liability for the whole obligation is recorded in the Group's balance sheet.

The amounts recognised in arriving at operating profit for post-employment defined benefit plans are as follows:

	2003	2002
Current service cost	351	314
Interest cost	584	627
Expected return on plan assets	(602)	(688)
Net actuarial (gains) losses recognised	109	22
Past service cost	4	4
(Gains) losses on curtailment	23	–
Total included in employees' remuneration	469	279

The actual return on plan assets was 1,050 million Swiss francs (2002: negative return of 1,022 million Swiss francs).

In September 2002 the Group paid an additional contribution of 340 million US dollars (530 million Swiss francs) into a post-employment defined benefit plan of one of its US subsidiaries, due to falls in the market value of this plan's assets during 2002. This payment is included in 'contributions paid' in the table below and is accounted for as part of the recognised surplus on funded pension plans (see also Note 22) in the Group's consolidated financial statements in 2002. Thereafter it has been included in the actuarial calculation of the Group's pension expenses and balances.

The movements in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans are as follows:

	2003	2002
At beginning of year	(1,165)	(1,279)
Disetronic[3]	(7)	-
Chugai[6]	-	(351)
Vitamins and Fine Chemicals business[7]	242	-
Total expenses included in employees' remuneration (as above)	(469)	(279)
Contributions paid	340	679
Benefits paid (unfunded plans)	94	100
Currency translation effects and other	(241)	(35)
At end of year (as below)	(1,206)	(1,165)

Amounts recognised in the balance sheet for post-employment defined benefit plans are as follows:

	2003	2002
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(9,785)	(9,337)
Plan assets held in trusts at fair value	9,490	8,751
Plan assets in excess (deficit) of actuarial present value of funded obligations	(295)	(586)
Unrecognised actuarial (gains) losses	1,459	1,807
Unrecognised past service costs	27	33
Net recognised asset (liability) for funded obligations due to past and present employees	1,191	1,254
Unfunded plans		
Recognised (liability) for actuarial present value of unfunded obligations due to past and present employees	(2,397)	(2,419)
Total recognised asset (liability) for funded and unfunded obligations due to past and present employees	(1,206)	(1,165)
Reported as		
- Surplus recognised as part of other long-term assets[22]	1,549	1,761
- Deficit recognised as part of liabilities for post-employment benefits	(2,755)	(2,926)
Total net asset (liability) recognised	(1,206)	(1,165)

The above amounts include non-pension post-employment benefit schemes, principally medical plans as follows:

	2003	2002
Actuarial present value of obligations due to past and present employees	(886)	(806)
Plan assets held in trusts at fair value	369	387
Plan assets in excess (deficit) of actuarial present value of funded obligations	(517)	(419)
- less unrecognised actuarial (gains) losses	395	206
Net recognised asset (liability)	(122)	(213)

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as long-term assets and non-current liabilities.

Plan assets of the funded plans do not include any of the Group's own equity instruments (2002: 900,000 non-voting equity securities with a fair value of 87 million Swiss francs).

The Group operates defined benefit schemes in many countries and the actuarial assumptions vary based upon local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, which are in countries with stable currencies and interest rates, is as follows:

	2003		2002	
	Weighted average	Range	Weighted average	Range
Discount rates	4.90%	3%–7%	5.02%	2%–7%
Projected rates of remuneration growth	3.37%	1%–9%	3.10%	2%–9%
Expected rates of return on plan assets	6.41%	2%–9%	6.42%	2%–9%
Healthcare cost trend rate	8.30%	4%–12%	8.46%	4%–12%

11. Employee stock options and other equity compensation benefits in millions of CHF

Roche Option Plan

The Group offers non-voting equity security options to certain directors and management. The exercise price is the market price of the non-voting equity securities at the date of issue. The options, which are non-tradable, have a seven-year duration and vest on a phased basis over three years. The Group covers such obligations by purchasing non-voting equity securities, or derivatives thereon (see Note 33). The cost of these instruments is reported in own equity instruments, within equity on the balance sheet. When the options are exercised the cash received is credited to own equity instruments. There are no impacts on the income statement, other than employer social insurance costs and the administrative costs of the plan. The previous option compensation plan, whereby the Group purchased options directly from third party financial institutions and granted them to certain employees, is closed; existing option grants under the old plan continue, but no further such options are being granted. Details of the Roche Option Plan are shown in the table below.

Number of options	2003	2002
Outstanding at 1 January	584,694	-
Granted	1,342,116	596,014
Exercised	(2,131)	-
Cancellations	(48,260)	(11,320)
Outstanding at end of year	1,876,419	584,694
- of which exercisable	197,428	1,990
Details of options granted		
Expiry date	25 February 2010 and 22 July 2010	26 February 2009 and 13 August 2009
Average exercise price in CHF	78.34	115.19
Proceeds if all options are exercised in millions of CHF	105	68
Fair value of options granted using Black-Scholes option valuation model in millions of CHF	22	13
Options exercised		
Average exercise price in CHF	97.12	-
Proceeds in millions of CHF	0.2	-

Terms of options outstanding as at 31 December 2003

Year of grant	Options outstanding: Number outstanding	Options outstanding: Weighted average years remaining contractual life	Options outstanding: Weighted average exercise price (CHF)	Options exercisable: Number exercisable	Options exercisable: Weighted average exercise price (CHF)
2002	557,968	5.18	115.17	190,926	115.28
2003	1,318,451	6.16	78.35	6,502	77.80
Total	1,876,419			197,428	

Roche Performance Share Plan

The Group offers future non-voting equity security awards (or at the Board's discretion, their cash equivalent) to certain directors and key senior management. The programme was established at the beginning of 2002 and will be in effect for three years. The amount of non-voting equity securities granted depends upon the individual's salary level and the achievement of performance targets linked to the Group's total shareholders' return (shares and non-voting equity securities combined) relative to the Group's peers during the three-year period from the date of the grant. The grants vest after three years. The final number of non-voting equity securities awarded are equivalent to between 0% and 200% of the original grant, depending on the final total shareholders' return performance. This will be approved by the Board of Directors after the close of the 2004 financial year and will be settled in 2005. The number of original grants outstanding as at 31 December 2003 is 200,013. The cost of the plan is accrued over the vesting period of the grant, based on the final cash outflow estimated at each balance sheet date. During the year the cost of the plan was 18 million Swiss francs (2002: 15 million Swiss francs), which was reported within the relevant operating expense categories.

Roche Connect

This programme enables all employees worldwide, except for those in the United States and certain other countries, to make regular deductions from their salaries to purchase non-voting equity securities. It is administered by independent third parties. The Group makes a contribution to the programme, which allows the employees to purchase non-voting equity securities at a discount (usually 20%). The administrator purchases the necessary non-voting equity securities directly from the market. 279,143 non-voting equity securities were held at 31 December 2003 (2002: 28,843). The programme has been operational since 1 October 2002. During the year the cost of the plan was 6 million Swiss francs (2002: 1 million Swiss francs), which was reported within the relevant operating expense categories.

Stock Appreciation Rights

Some employees of certain US subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs may be exercised after a vesting period of between one and three years for a cash payment, based upon the amount that the market price of the Group's American Depositary Receipts (ADRs) at the point of exercise exceeds the strike price (grant price at issuance).

Number of rights	2003	2002
Outstanding at 1 January	4,869,400	5,243,850
Granted	1,834,330	1,559,050
Exercised	(456,325)	-
Cancellations	(1,114,600)	(1,933,500)
Outstanding at end of year	5,132,805	4,869,400
- of which exercisable	1,477,675	1,575,550

	2003	2002
Details of rights granted		
Expiry date	February 2010	December 2008
Average exercise price in USD	57.65	69.35
Fair value of right granted using Black-Scholes option valuation model		
– in millions of US dollars	27	34
– in millions of Swiss francs	36	53
Rights exercised		
Average exercise price in USD	94.49	–
Cash outflow		
– in millions of US dollars	10	–
– in millions of Swiss francs	14	–
Amounts recorded in the consolidated financial statements		
Expense in millions of CHF	154	–
Accrual in millions of CHF	129	–

Terms of rights outstanding as at 31 December 2003

	Rights outstanding			Rights exercisable	
Year of grant	Number outstanding	Expiry	Weighted average exercise price (USD)	Number exercisable	Weighted average exercise price (USD)
2000 and prior awards	738,700	2004	113.63	738,700	113.63
2001 award	1,115,675	2007	72.60	738,975	72.60
2002 award	1,469,600	2008	69.35	–	69.35
2003 award	1,808,830	2010	57.65	–	57.65
Total	5,132,805			1,477,675	

Genentech and Chugai plans

The Genentech Stock Option Plan is discussed in Note 5 and the Chugai Stock Acquisition Rights programme is discussed in Note 6.

12. Other operating income in millions of CHF

	2003	2002
Royalty income	739	733
Gains on disposal of products	134	224
Other	462	424
Total other operating income	1,335	1,381

As part of the on-going alignment of its product portfolio, the Group periodically disposes of product lines that are no longer considered as core products. On 30 September 2003 the Group announced the sale to Protein Design Labs (PDL) of the business related to the Zenapax product worldwide in all disease indications other than organ transplantation. The Group will continue to market Zenapax in transplantation indications until 2007, at which point PDL have an option to purchase. The cash received was 106 million Swiss francs. On 1 October 2002 the Group completed the sale to Amgen of the business related to the Neupogen products in the European Union, Switzerland and Norway. The cash received was 217 million Swiss francs. For both of these disposals the products concerned had no book value and so the gain on disposal was the same as the cash proceeds. Both of these disposals are reported within the operating profit of the 'Roche prescription' segment.

13. Other operating expenses in millions of CHF

	2003	2002
Royalty expenses	(1,153)	(1,032)
Restructuring expenses	(85)	(183)
Impairment of long-term assets	(25)	(65)
Other	(633)	(837)
Total other operating expenses	(1,896)	(2,117)

Other operating expenses in 2002 include 102 million Swiss francs of restructuring expenses and 52 million Swiss francs of impairment of long-term assets for the Pharmaceuticals Division restructuring programme which are reported within the operating profit of the 'Roche prescription' segment. These were previously separately disclosed in the income statement.

14. Financial income in millions of CHF

	2003	2002
Gains on sale of equity securities	274	305
(Losses) on sale of equity securities	(208)	(46)
Gains on LabCorp transactions	–	1,199
Dividend income	61	76
Gains (losses) on equity derivatives, net	18	(21)
Write-downs and impairments of equity securities	(313)	–
Net income from equity securities	(168)	1,513
Interest income	203	405
Gains on sale of debt securities	61	165
(Losses) on sale of debt securities	(49)	(48)
Write-downs and impairments of long-term loans	–	(35)
Net interest income and income from debt securities	215	487
Interest expense	(560)	(621)
Amortisation of discount on debt instruments	(354)	(468)
Gains (losses) on interest rate derivatives, net	30	(114)
Time cost of provisions[29]	(96)	(152)
Net interest expense	(980)	(1,355)
Foreign exchange gains (losses), net	254	(138)
Gains (losses) on foreign currency derivatives, net	16	95
Net foreign exchange gains (losses)	270	(43)
Net other financial income (expense)	(4)	61
Total net financial income	(667)	663

Gains on LabCorp transactions

In March and July 2002 the Group sold its remaining shares of LabCorp. These transactions resulted in a pre-tax gain after incidental costs of 1,032 million Swiss francs. These amounts were recorded as part of financial income. The net pre-tax cash inflow was 1,246 million Swiss francs. In addition, the Group realised a gain of 167 million Swiss francs on equity derivatives that were entered into in connection with the disposal of LabCorp shares. The Group has no remaining ownership interest in LabCorp and no outstanding derivative positions in LabCorp equities.

Impairment of financial assets

As at 31 December 2002 the Group revised its accounting estimates for impairment of financial assets. In addition to the existing impairment triggers (as described in Note 1), any available-for-sale financial assets that have a market value of more than 25% below their original cost, net of any previous impairment, for a sustained six month period will be considered as impaired. Any falls in the market price of less than 25% of original cost, net of any previous impairment, or for less than a sustained six-month period are not by themselves considered as objective evidence of impairment, and such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of. As a result of this revision in accounting estimate, the Group recorded an exceptional impairment charge of 5,192 million Swiss francs effective 31 December 2002.

Write-downs and impairments of equity securities in 2003 of 313 million Swiss francs mostly arise from available-for-sale financial assets that have a market value of more than 25% below their original cost for a sustained six-month period that are considered as impaired. These mainly relate to equity securities that as at 31 December 2002 had a market value below the above limit but for less than a sustained six-month period.

15. Income taxes in millions of CHF

Income tax expenses

The amounts charged in the income statement are as follows:

	2003	2002
Current income taxes	1,833	446
Deferred income taxes	(388)	393
Total charge for income taxes	1,445	839

Since the Group operates across the world, it is subject to income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates. This rate increased during 2002 as operating income became a considerably higher proportion of pre-tax income than has been the case in previous years. This caused an increase in the Group's effective tax rate, as operating income typically occurs in jurisdictions with higher tax rates when compared to financial income. In 2003 the Group's average expected tax rate has stabilised. Within the Group's average expected tax rate, the increasing significance of Genentech and Chugai causes an increase in the rate which has been offset by ongoing improvement of the Group's structures.

The Group's effective tax rate can be reconciled to the Group's average expected tax rate as follows:

	2003	2002
Group's average expected tax rate	24.4%	24.5%
Tax effect of		
– Unrecognised tax losses	–0.1%	+0.9%
– Gain from sale of LabCorp shares[14]	–	+1.5%
– Non-taxable income/non-deductible expenses	–0.1%	+0.9%
– Impairment of financial assets[14]	+1.1%	–
– Other differences	+0.5%	–1.3%
Continuing businesses before exceptional items effective tax rate	25.8%	26.5%

	2003 Impact on profit before tax	2003 Impact on income taxes	2003 Tax rate	2002 Impact on profit before tax	2002 Impact on income taxes	2002 Tax rate
Continuing businesses before exceptional items effective tax rate	5,430	(1,402)	25.8%	6,021	(1,595)	26.5%
Amortisation of goodwill[17]	(497)	-		(499)	-	
Major legal cases[8]	216	(87)		(778)	310	
Changes in Group organisation[3]	-	-		586	-	
Exceptional impairment of financial assets[14]	-	-		(5,192)	61	
Continuing businesses effective tax rate	5,149	(1,489)	28.9%	138	(1,224)	887.0%
Discontinuing businesses[7]	(268)	44		(3,366)	385	
Group's effective tax rate	4,881	(1,445)	29.6%	(3,228)	(839)	-26.0%

Income tax assets and liabilities

Amounts recognised in the balance sheet for income taxes are as follows:

	2003	2002
Current income taxes		
Current income tax assets	238	1,028
Current income tax liabilities	(714)	(849)
Net current income tax asset (liability) in the balance sheet	(476)	179
Deferred income taxes		
Deferred income tax assets	900	784
Deferred income tax liabilities	(3,133)	(3,551)
Net deferred income tax asset (liability) in the balance sheet	(2,233)	(2,767)

The decrease in current income tax assets is due to reimbursement in 2003 of Swiss withholding taxes and a tax receivable in the United States. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has unrecognised tax losses, including valuation allowances, of 594 million Swiss francs (2002: 584 million Swiss francs), of which 111 million Swiss francs expires within five years. The remaining 483 million Swiss francs of losses expire after fifteen years or more, or have no expiry limit. Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. These unremitted earnings totalled 22.8 billion Swiss francs at 31 December 2003 (2002: 21.3 billion Swiss francs).

The deferred income tax assets and liabilities and the deferred income tax charges (credits) are attributable to the following items:

2003	Property, plant and equipment, and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset (liability) at beginning of year	(3,343)	135	441	(2,767)
(Charged) credited to the income statement	(322)	(18)	728	388
(Charged) credited to equity[35]	-	-	1	1
Disetronic[3]	(80)	-	(3)	(83)
Disposal of Vitamins and Fine Chemicals business[7]	223	(3)	109	329
Currency translation effects and other	(75)	11	(37)	(101)
Net deferred income tax asset (liability) at end of year	(3,597)	125	1,239	(2,233)

2002	Property, plant and equipment, and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset (liability) at beginning of year	(3,260)	170	338	(2,752)
(Charged) credited to the income statement	70	(21)	(442)	(393)
(Charged) credited to equity[35]	–	–	500	500
Chugai[6]	(420)	–	207	(213)
Currency translation effects and other	267	(14)	(162)	91
Net deferred income tax asset (liability) at end of year	(3,343)	135	441	(2,767)

16. Property, plant and equipment in millions of CHF

	Land	Buildings and land improvements	Machinery and equipment	Construction in progress	2003 Total	2002 Total
Net book value						
At beginning of year	934	5,364	5,571	1,565	13,434	15,052
Disetronic[3]	3	30	19	6	58	–
Chugai[6]	–	–	–	–	–	1,087
Disposal of Vitamins and Fine Chemicals business[7]	(43)	(286)	(687)	(310)	(1,326)	(1,500)
Additions	2	248	782	1,233	2,265	2,044
Disposals	(48)	(46)	(121)	(29)	(244)	(239)
Transfers	11	229	464	(704)	–	–
Depreciation charge	–	(276)	(1,027)	–	(1,303)	(1,461)
Impairment charges	–	(2)	(2)	–	(4)	(56)
Currency translation effects and other	(23)	(176)	(118)	(69)	(386)	(1,493)
At end of year	836	5,085	4,881	1,692	12,494	13,434
At 31 December						
Cost	836	7,442	10,684	1,692	20,654	25,946
Accumulated depreciation	–	(2,357)	(5,803)	–	(8,160)	(12,512)
Net book value	836	5,085	4,881	1,692	12,494	13,434

Finance leases

As at 31 December 2003 the capitalised cost of machinery and equipment under finance leases amounts to 1,036 million Swiss francs (2002: 1,298 million Swiss francs) and the net book value of these assets amounts to 846 million Swiss francs (2002: 1,058 million Swiss francs).

Operating leases

The future minimum annual payments under non-cancellable operating leases are as follows:

	2003	2002
Within one year	114	118
Between one and five years	177	172
Thereafter	15	16
Total minimum annual payments	306	306

Total operating lease rental expense was 219 million Swiss francs (2002: 219 million Swiss francs).

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling 1.1 billion Swiss francs (2002: 1.1 billion Swiss francs).

17. Goodwill in millions of CHF

	2003	2002
Net book value		
At beginning of year	5,057	6,107
Disetronic[3]	861	–
Chugai[6]	21	159
Amortisation charge	(497)	(501)
Impairment charge	–	–
Vitamins and Fine Chemicals impairment of net assets[7]	–	(7)
Currency translation effects and other	(236)	(701)
At end of year	5,206	5,057
At 31 December		
Cost	14,682	15,054
Accumulated amortisation	(9,476)	(9,997)
Net book value	5,206	5,057
Of which		
– Genentech acquisition	1,963	2,522
– Corange acquisition	1,902	2,008
– Chugai acquisition	158	149
– Disetronic acquisition	823	–
– Others	360	378
Total	5,206	5,057

The goodwill arising from investments in associated companies is now classified as part of the investments in associated companies (see Note 19). The goodwill of 7 million Swiss francs arising from the investment in Antisoma on 23 December 2002 has been reclassified from goodwill in the previously published 2002 balance sheet.

18. Intangible assets in millions of CHF

	Acquisition related	Patents, licences, trademarks and other	2003 Total	2002 Total
Net book value				
At beginning of year	6,032	1,754	7,786	8,836
Disetronic[3]	320	–	320	–
Chugai[6]	–	–	–	947
Additions	–	233	233	95
Disposals	–	(2)	(2)	(1)
Amortisation charge	(709)	(304)	(1,013)	(1,019)
Impairment charge	(4)	(17)	(21)	(9)
Vitamins and Fine Chemicals – impairment of net assets[7]	–	–	–	(19)
Igen litigation[8]	(117)	–	(117)	–
Currency translation effects and other	(138)	(103)	(241)	(1,044)
At end of year	5,384	1,561	6,945	7,786

	Acquisition related	Patents, licences, trademarks and other	2003 Total	2002 Total
At 31 December				
Cost	12,140	2,589	14,729	15,916
Accumulated amortisation	(6,756)	(1,028)	(7,784)	(8,130)
Net book value	5,384	1,561	6,945	7,786
Of which				
– Genentech acquisition	826	–	826	1,141
– Corange acquisition	2,705	–	2,705	3,065
– Chugai acquisition	781	–	781	860
– Disetronic acquisition	300	–	300	–
– Kytril	–	988	988	1,325
– Others	772	573	1,345	1,395
Total	5,384	1,561	6,945	7,786

The Kytril intangible assets arise from the purchase by the Group of the global rights to Kytril (granisetron) from SmithKline Beecham in December 2000 for 1,871 million Swiss francs. The Group currently has no internally generated intangible assets from development as the criteria for the recognition as an asset are not met.

19. Associated companies in millions of CHF

The Group has investments in associated companies as listed below. These have been accounted for using the equity method.

	Share of net income 2003	Share of net income 2002	Balance sheet value 2003	Balance sheet value 2002
Basilea Pharmaceutica (Switzerland)	(28)	(31)	31	58
Other investments in associated companies	(16)	(3)	79	71
Total investments in associated companies	(44)	(34)	110	129

The goodwill arising from investments in associated companies is now classified as part of the investments in associated companies. The goodwill of 7 million Swiss francs arising from the investment in Antisoma on 23 December 2002 has been reclassified from goodwill in the previously published 2002 balance sheet (see Note 17).

Basilea Pharmaceutica: The Group owns a non-controlling interest of 46% (2002: 49%) in Basilea Pharmaceutica Ltd ('Basilea'). Basilea is a Swiss biotechnology company in the antibacterial, anti-fungal and dermatology fields.

The Group's other major investments in associates are Tripath Inc., Isotechnika and Antisoma. Additional information about these companies is given in Note 40. Transactions between the Group and its associated companies are given in Note 37.

20. Joint ventures in millions of CHF

The Group's interests in joint ventures are reported in the financial statements using the proportionate consolidation method. The significant joint ventures are detailed below.

Bayer joint venture: The Group has a 50% stake in Bayer Roche LLC, a joint venture with the Bayer Group in the over-the-counter (OTC) field to market and distribute the product Aleve and certain other OTC products in the United States.

The effect of the Group's joint ventures on the income statement and balance sheet is as follows:

	2003	2002
Income statement		
Sales	249	222
Expenses	(228)	(231)
Net income after taxes	21	(9)
Balance sheet		
Long-term assets	235	269
Current assets	173	145
Non-current liabilities	(88)	(89)
Current liabilities	(187)	(181)
Net assets	133	144

21. Financial long-term assets in millions of CHF

	2003	2002
Available-for-sale investments	934	785
Held-to-maturity investments	125	185
Loans receivable	108	126
Long-term trade receivables	77	99
Restricted cash	849	2,477
Total financial long-term assets	2,093	3,672

Financial long-term assets are held for strategic purposes and therefore are classified as non-current. The effective interest rate of held-to-maturity investments is 1.0% (2002: 1.4%). Loans receivable comprise all loans to third parties with a term of over one year.

Restricted cash consists of 630 million US dollars (779 million Swiss francs) of cash and investments pledged by Genentech in connection with the City of Hope litigation (see Note 8) and cash set aside as collateral under certain lease agreements. In 2002 restricted cash also included 606 million US dollars paid into a collateral deposit account in respect of the Igen litigation (see Note 8) and 673 million Swiss francs pledged by Roche Group companies as collateral in connection with the obligation to repurchase own equity instruments (see Note 33).

22. Other long-term assets in millions of CHF

	2003	2002
Recognised surplus on funded pension plans[10]	1,549	1,761
Prepaid employee benefits	187	165
Other	336	355
Total other long-term assets	2,072	2,281

Other long-term assets consist of various assets not otherwise shown separately from which the Group expects to derive economic benefits in over one year.

23. Inventories in millions of CHF

	2003	2002
Raw materials and supplies	606	969
Work in process	590	599
Finished goods	4,006	4,349
Less: provision for slow-moving and obsolete inventory	(177)	(193)
Total inventories	5,025	5,724

Inventories held at net realisable value have a carrying value of 8 million Swiss francs (2002: 14 million Swiss francs). As a result of the disposal of the Vitamins and Fine Chemicals business, inventories decreased by 1,014 million Swiss francs, effective 30 September 2003 (see Note 7).

24. Accounts receivable in millions of CHF

	2003	2002
Trade accounts receivable	6,863	6,550
Notes receivable	283	290
Less: provision for doubtful accounts	(372)	(323)
Total accounts receivable	6,774	6,517

At 31 December 2003, accounts receivable include amounts denominated in US dollars equivalent to 1.4 billion Swiss francs (2002: 2.4 billion Swiss francs) and amounts denominated in euros equivalent to 2.8 billion Swiss francs (2002: 2.3 billion Swiss francs).

Bad debt expense was 47 million Swiss francs (2002: 40 million Swiss francs).

25. Other current assets in millions of CHF

	2003	2002
Accrued interest income	51	73
Prepaid expenses	338	428
Derivative financial instruments[32]	357	485
Other receivables	788	772
Total other current assets	1,534	1,758

26. Marketable securities in millions of CHF

	2003	2002
Held-for-trading investments		
- bonds and debentures	644	674
Available-for-sale current investments		
- shares	1,399	3,744
- bonds and debentures	2,306	1,460
- money market instruments and time accounts over three months	6,470	6,517
Total marketable securities	10,819	12,395

Marketable securities are held for fund management purposes and therefore are classified as current. Other investments held for strategic purposes are classified as non-current (see Note 21).

Shares: These consist primarily of readily saleable equity securities.

Bonds and debentures:

Contracted maturity	Amount	Average effective interest rate
2003		
Within one year	1,526	1.3%
Between one and five years	1,293	2.4%
Over five years	131	4.4%
Total bonds and debentures	2,950	1.9%
2002		
Within one year	1,234	2.0%
Between one and five years	761	2.7%
Over five years	139	4.3%
Total bonds and debentures	2,134	2.4%

Money market instruments: These generally have fixed interest rates ranging from 0.07% to 6.06% (2002: 0.36% to 6.06%) depending upon the currency in which they are denominated. They are contracted to mature within one year of 31 December 2003.

27. Accounts payable in millions of CHF

	2003	2002
Trade accounts payable	859	1,090
Other taxes payable	309	314
Other accounts payable	532	383
Total accounts payable	1,700	1,787

28. Accrued and other current liabilities in millions of CHF

	2003	2002
Deferred income	87	121
Accrued payroll and related items	987	908
Interest payable	136	158
Derivative financial instruments[32]	148	262
Other accrued liabilities	2,309	1,946
Total accrued and other current liabilities	3,667	3,395

29. Provisions and contingent liabilities in millions of CHF

	Environmental and legal *provisions*	Restructuring *provisions*	Other *provisions*	2003 *Total*	2002 *Total*
At beginning of year	2,110	523	227	2,860	3,967
Chugai[6]	–	–	–	–	12
Other changes in Group organisation[3]	(3)	(12)	15	–	–
Vitamin case[7]					
– additional provisions created	–	–	–	–	1,770
– utilised during the year	(638)	–	–	(638)	(3,266)
Major legal cases[8]					
– additional provisions created	–	–	–	–	778
– unused amounts reversed	(108)	–	–	(108)	–
– utilised during the year	(25)	–	–	(25)	–
Other provisions					
– additional provisions created	84	125	96	305	398
– unused amounts reversed	(37)	(41)	(21)	(99)	(92)
– utilised during the year	(17)	(159)	(50)	(226)	(475)
Increase in discounted amount due to passage of time or change in discount rate[14]	89	7	–	96	152
Currency translation effects and other	(143)	–	(10)	(153)	(384)
At end of year	1,312	443	257	2,012	2,860
Of which					
– Current portion of provisions	256	187	99	542	1,158
– Non-current portions of provisions	1,056	256	158	1,470	1,702
Total provisions	1,312	443	257	2,012	2,860
Expected outflow of resources					
Within one year	256	187	99	542	1,158
Between one to two years	943	134	90	1,167	556
Between two to three years	17	56	15	88	944
Over three years	96	66	53	215	202
Total provisions	1,312	443	257	2,012	2,860

Environmental and legal provisions

These provisions include 208 million Swiss francs (2002: 179 million Swiss francs) for environmental matters and 1,104 million Swiss francs (2002: 1,931 million Swiss francs) for litigation, including major legal cases and the vitamin case.

Provisions for environmental matters cover various separate environmental issues in a number of countries. Approximately half of these were pre-existing in companies acquired by the Group. The Group has recorded additional environmental provisions in respect of certain indemnities given to DSM in respect of any remedial actions at the sites of the VFC business (see Note 7). By their nature the amounts and timing of any outflows are difficult to predict. The Group estimates that approximately half of the amount provided for may result in cash outflows over the next five years. Significant provisions are discounted by between 4% and 7%.

Legal provisions consist mainly of the major legal cases, notably the City of Hope Medical Center litigation (see Note 8) and the vitamin case (see Note 7). The amounts, timing and uncertainties of any outflows are discussed in those notes, as are the discount rates used. The remaining legal provisions, which account for less than 20% of the balance, consist of a number of other separate legal matters in various Group companies. The majority of any cash outflows are expected to occur within the next one to three years, although these are dependent on the development of the various litigations. Significant provisions are discounted by between 4% and 7%.

Major legal cases are described in Note 8 and the vitamin case is described in Note 7. Other litigation matters, which are currently not as significant, are described below.

Carvedilol arbitration: Roche Diagnostics GmbH ('RDG') and SmithKline Beecham (Cork) Ltd ('SB') are party to arbitration concerning RDG's termination in 1998 of the Carvedilol License Agreement of 1987, as amended in 1995, relating to the licensing and co-marketing of carvedilol. RDG has submitted a claim for damages to an Arbitration Tribunal in Zurich and SB has submitted a counter-claim asserting the invalidity of RDG's termination and claiming damages. The final decision of the Arbitration Tribunal is expected at the earliest in 2005. The amount of provisions, if any, recorded by RDG is not disclosed as this may seriously prejudice RDG's position in this matter.

Applera litigation: On 9 October 2003 Applera Corporation ('Applera') filed suit against the Group in the Superior Court of California and filed a Notice of Arbitration with the American Arbitration Association. Both the Superior Court lawsuit and the arbitration demand make claims concerning the interpretation and enforcement of contracts between the Group and Applera for the commercialisation of the polymerase chain reaction ('PCR') technology. The claims seek termination of certain contracts, declarations regarding rights and obligations under those contracts, and monetary damages and other relief in an unspecified amount for alleged breaches of various agreements between the parties. On 15 December 2003, the Group filed its response in the arbitration proceeding, in which the Group generally denied the claims against it and has made counter-claims against Applera for declarations concerning the respective rights and obligations of the parties under those contracts, including an alleged breach of Applera's obligation to source certain enzymes from the Group, and for damages. On 15 December 2003, the Group also responded to Applera's complaint in the Superior Court proceeding by petitioning the Court to compel arbitration of the claims alleged by Applera and to stay the lawsuit pending completion of the arbitration. The Court has not yet ruled on the Group's petition. No hearing or trial date has yet been set in either the arbitration proceeding or the Superior Court lawsuit. No provisions have been recorded in respect of these matters, as the outcome cannot be determined as of the date of these financial statements.

Promega litigation: In 1992 the Group filed a suit against the Promega Corporation ('Promega') alleging patent infringement and breach of a licence agreement relating to the polymerase chain reaction ('PCR') technology. This litigation is currently with the US District Court of the Northern District of California with a decision on the enforceability of one of the patents concerned expected in 2004. On 12 November 2003 the Group was notified that Promega had filed a non public (Qui Tam) action against the Group with the US District Court of the Eastern District of West Virginia in March 2000. This complaint, filed under the False Claims Act, alleges that the US Federal Government was overcharged in its purchase of PCR enzyme products. In July 2003 the US Federal Government notified the Court of its decision not to intervene in Promega's complaint and on 12 November 2003 the Court ordered the complaint of 2000 to be unsealed. The Group intends to file a motion to dismiss this complaint. No provisions have been recorded in respect of this litigation.

Restructuring provisions

These arise from planned programmes that materially change the scope of business undertaken by the Group or the manner in which business is conducted. Such provisions include only the costs necessarily entailed by the restructuring which are not associated with the on-going activities of the Group. Expected outflows in 2004 include the remaining 28 million Swiss francs relating to the restructuring of Disetronic and 231 million Swiss francs relating to closure costs that are part of the Pharmaceuticals Division restructuring announced in 2001. The remaining amounts are mostly in respect of obligations towards former employees arising from the Pharmaceuticals Division restructuring and other previous restructuring plans. The timings of these cash outflows are reasonably certain on a global basis and are shown in the above table. Significant provisions are discounted by 4%.

Other provisions

Other provisions consist mostly of claims arising from trade and various other provisions from Group companies that do not fit into the above categories. The timings of cash outflows are by their nature uncertain and the best estimates are shown in the above table. These provisions are not discounted as the time value of money is not considered material in this case.

Contingent liabilities

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable. See also Note 7 in respect of the vitamin case and Note 8 in respect of major legal cases.

The Group has entered into strategic alliances with various companies in order to gain access to potential new products or to utilise other companies to help develop the Group's own potential new products. Potential future payments may become due to certain collaboration partners achieving certain milestones as defined in the collaboration agreements. The Group's best estimate of future commitments for such payments is 119 million Swiss francs in 2004, 171 million Swiss francs in 2005 and 133 million Swiss francs in 2006.

30. Other non-current liabilities in millions of CHF

	2003	2002
Deferred income	149	144
Other long-term liabilities	905	360
Total other non-current liabilities	1,054	504

31. Debt in millions of CHF

	2003	2002
Debt instruments	10,579	11,586
Amounts due to banks and other financial institutions	3,666	7,238
Capitalised lease obligations	890	1,049
Obligation to repurchase own equity instruments[33]	–	2,413
Other borrowings	152	64
Total debt	15,287	22,350
Reported as:		
– Long-term debt	10,246	14,167
– Short-term debt	5,041	8,183
Total debt	15,287	22,350

Repayment terms of debt

	2003	2002
Within one year	5,041	8,183
Between one and two years	2,327	4,477
Between two and three years	493	4,173
Between three and four years	2,223	792
Between four and five years	3,010	1,655
Thereafter	2,193	3,070
Total debt	15,287	22,350

The 'LYONs' zero coupon US dollar exchangeable notes (see below) are reflected as due the first year that the holders of the notes can request the Group to purchase the notes.

The fair value of the debt instruments is 11.6 billion Swiss francs (2002: 12.6 billion Swiss francs) and the fair value of total debt is 16.3 billion Swiss francs (2002: 23.3 billion Swiss francs). This is calculated based upon the present value of the future cash flows on the instrument, discounted at a market rate of interest for instruments with similar credit status, cash flows and maturity periods.

There are no pledges on the Group's assets in connection with debt, except as noted below. The obligation arising from leases at Genentech is supported by restricted cash of 57 million US dollars (70 million Swiss francs). In addition, this obligation is secured on property, plant and equipment which has a net book value of 723 million Swiss francs as at 31 December 2003.

Amounts due to banks and other financial institutions

Interest rates on these amounts, which are primarily denominated in US dollars and euros, average approximately 3.4% (2002: 2.8%). Repayment dates vary between 1 and 24 years. 1,571 million Swiss francs (2002: 4,631 million Swiss francs) are due within one year.

Debt instruments

The carrying value of the Group's debt instruments is given in the table below.

	Effective interest rate	2003	2002
European Medium Term Note programme			
4% bonds due 9 October 2008, principal 750 million euros	4.16%	1,159	–
5.375% bonds due 29 August 2023, principal 250 million pounds sterling	5.46%	541	–
3.25% bonds due 2 October 2007, principal 750 million US dollars	3.28%	926	–
Swiss franc bonds			
'Bullet' 2% due 21 March 2003, principal 1.25 billion Swiss francs	–	–	1,249
'Rodeo' 1.75% due 20 March 2008, principal 1 billion Swiss francs	3.00%	956	945
US dollar bonds			
'Chameleon' 6.75% due 6 July 2009, principal 1 billion US dollars	6.77%	1,229	1,377
Swiss franc convertible bonds			
'Helveticus' dividend-linked convertible bonds, due 31 July 2003, principal 1 billion Swiss francs	–	–	207
Zero coupon US dollar exchangeable notes			
'LYONs II' due 20 April 2010, principal 2.15 billion US dollars	–	–	1,757
'LYONs III' due 6 May 2012, principal 3 billion US dollars	6.91%	2,136	2,240
'LYONs IV' due 19 January 2015, principal 1.506 billion US dollars	4.26%	1,171	1,259
'LYONs V' due 25 July 2021, principal 2.051 billion US dollars	4.14%	1,233	1,329
Japanese yen exchangeable bonds			
'Sumo' 0.25% due 25 March 2005, principal 104.6 billion Japanese yen	1.89%	1,186	1,179
Limited conversion preferred stock due 11 November 2004	3.00%	2	3
Japanese yen convertible bonds issued by Chugai			
'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds' 1.05% due 30 September 2008, principal amount of 3.5 billion Japanese yen	1.05%	40	41
Total debt instruments		10,579	11,586

Issues of new debt instruments, with their net proceeds, are shown in the table below:

	2003	2002
European Medium Term Note programme:		
4% euro-denominated bonds issued 9 April 2003	1,104	–
5.375% sterling-denominated bonds issued 29 August 2003	547	–
3.25% US dollar-denominated bonds issued 2 October 2003	984	–
Total issues during the year	2,635	–

Repayments, redemptions and conversions of debt instruments, with their net cash outflows, are shown in the table below:

	2003	2002
'Bullet' Swiss franc bonds: repayment of the principal on the due date of 21 March 2003.	(1,250)	-
'LYONs II' US dollar exchangeable notes: exercise by the Group of its option to redeem the principal plus accrued original issue discount (OID) on 20 April 2003.	(1,830)	-
'Helveticus' Swiss franc convertible bonds: additional cash payment of CHF 200 per bond upon the conversion of all of the remaining principal by the due date of 31 July 2003.	(5)	-
'Samurai' Japanese yen bonds: repayment of the principal on the due date of 15 May 2002.	-	(1,258)
Total repayments and retirements during the year	(3,085)	(1,258)

Conversion of 'Helveticus' Swiss franc convertible bonds: By the due date of 31 July 2003 all of the remaining Swiss franc convertible bonds originally issued in 1995 were converted into non-voting equity securities *(Genussscheine)*. A total of 2,167,600 non-voting equity securities were used to meet the conversion obligations of the 'Helveticus' bonds in 2003. In accordance with the terms of the bonds, an additional cash payment of CHF 200 per bond was made upon the conversion of the remaining principal. The conversion reduced debt by 207 million Swiss francs, of which 202 million Swiss francs was in the form of non-voting equity securities and 5 million Swiss francs in the form of cash.

Terms of outstanding convertible debt instruments

'LYONs III': The notes are exchangeable for American Depositary Shares (ADSs) at an exchange ratio of 3.62514 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 6 May 2004 and 6 May 2008 for a purchase price per USD 1,000 principal amount of the notes of USD 605.29 and USD 778.01, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 6 May 2004 at the issue price plus accrued original issue discount (OID). If the notes outstanding at 31 December 2003 were all exchanged it would require 10,875,420 non-voting equity securities to meet the obligation.

'LYONs IV': The notes are exchangeable for Genentech shares at an exchange ratio of 8.65316 Genentech shares per USD 1,000 principal amount at any time up to the maturity of the notes. The Group has the right to pay cash equal to the market value of the Genentech shares in lieu of delivering Genentech shares. The Group will purchase any note for cash, at the option of the holder, on 19 January 2004 and 19 January 2010 for a purchase price per USD 1,000 principal amount of the notes of USD 740.49 and USD 872.35, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 19 January 2004 at the issue price plus accrued original issue discount (OID). If the notes outstanding at 31 December 2003 were all exchanged it would require 13,034,531 Genentech shares to meet the obligation. If all of the notes were converted the Group's percentage ownership in Genentech would decrease by approximately 2.5%.

'LYONs V': The notes are exchangeable for ADSs at an exchange ratio of 5.33901 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 25 January 2005, 25 July 2007 and 25 July 2011 for a purchase price per USD 1,000 principal amount of the notes of USD 552.79, USD 604.74 and USD 698.20, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 25 July 2007 at the issue price plus accrued original issue discount (OID). If the notes outstanding at 31 December 2003 were all exchanged it would require 10,952,268 non-voting equity securities to meet the obligation.

'Sumo': Each bond of JPY 1,410,000 par value is exchangeable for 103.292 non-voting equity securities of Roche Holding Ltd. The bonds will be redeemable at maturity at the issue price (96.4%) plus accrued original issue discount (OID) at 100%. If the bonds outstanding at 31 December 2003 were all exchanged it would require 7,664,266 non-voting equity securities to meet the obligation.

'Limited Conversion Preferred Stock': *The limited conversion preferred stock is in substance* a financial liability rather than an equity instrument, and therefore it is classified as long-term debt in the balance sheet and the related dividend payments are treated as interest expense. The par value of each share is USD 1,000. The shares are subject to mandatory redemption on 11 November 2004 at par plus 3% accrued annual interest. Each share is exchangeable at the option of the holder for 14.29 non-voting equity securities or redeemable at the option of the holder for par plus 3% accrued annual interest at 11 November each year. If the shares outstanding at 31 December 2003 were all converted it would require 32,569 non-voting equity securities to meet the obligation.

'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds': Each bond of JPY 1,000,000 par value is convertible for 1,311 shares of Chugai. Conversion is at the option of the bondholder and may be made at any time up to the due date of 30 September 2008. The bonds will be redeemable at maturity at the issue price. If the bonds outstanding at 31 December 2003 were all converted it would require 4,508,852 Chugai shares to exactly meet the obligation. The Group's percentage ownership in Chugai would not be affected by any conversion, as the Group has bonds convertible into Chugai shares that mirror those that Chugai has outstanding with third parties (see also Note 6).

Unamortised discount

Included within the carrying value of debt instruments are the following unamortised discounts:

	2003	2002
Swiss franc bonds	44	57
US dollar bonds	8	10
Euro bonds	11	–
Sterling bonds	11	–
Zero coupon US dollar exchangeable notes	3,564	5,493
Japanese yen exchangeable bonds	23	44
Total unamortised discount	3,661	5,604

32. Derivative financial instruments in millions of CHF

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in Note 2. Derivative financial instruments are carried at fair value. The methods used for determining fair value are described in Note 1.

	2003	2002
Foreign currency derivatives		
– forward exchange contracts and swaps	69	198
– options	4	2
Interest rate derivatives		
– swaps	(30)	(193)
– other	–	–
Other derivatives	166	216
Total carrying value of derivative financial instruments	209	223

	2003	2002
Assets (liabilities) recognised		
Other current assets[25]	357	485
Accrued and other current liabilities[28]	(148)	(262)
Total net asset (liability) recognised	209	223

Hedge accounting

The Group's accounting policy on hedge accounting, which is described in Note 1, requires that to qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.

As described in Note 2, the Group has financial risk management policies, which cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. When deemed appropriate, certain of the above risks are altered through the use of derivatives. While many of these transactions can be considered as hedges in economic terms, if the required conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship, which means that any derivatives are reported at fair value, with changes in fair value included in financial income.

The Group generally limits the use of hedge accounting to certain significant transactions. Consequently as at 31 December 2003 the Group has no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting, apart from those described below for the Igen acquisition and for the Group's subsidiary Genentech.

In connection with the proposed acquisition of Igen, the Group would contribute 214 million US dollars to Igen and purchase Igen's shares for 1,226 million US dollars, giving a total cash outflow of 1,440 million US dollars. During 2003, the Group has contributed 540 million US dollars as equity to an acquisition vehicle. The remaining 900 million US dollars will be funded from liquid funds held in Swiss francs and euros. The Group has entered into forward contracts to buy 200 million US dollars for Swiss francs and 700 million US dollars for euros in order to hedge the foreign exchange risk that could arise from movements in the US dollar exchange rate. The forward rates are between 1.2488–1.2593 CHF/USD and 0.8108–0.8297 EUR/USD and the value date is 4 February 2004. The fair values of the forward contracts at 31 December 2003 were negative 4 million Swiss francs and negative 32 million Swiss francs respectively.

Genentech has non-US dollar cash flows from future royalty income and development expenses expected over the next one to five years. To hedge part of this transaction exposure Genentech enters into derivative financial instruments such as options and forward contracts. There were no such instruments outstanding as at 31 December 2003. Genentech has equity investments in various biotechnology companies that are subject to a greater risk of market fluctuation than the stock market in general. To manage part of this exposure Genentech enters into derivative financial instruments such as zero cost collars and forward contracts. As at 31 December 2003 such instruments, which are designated and qualify as cash flow hedges, are recorded in the balance sheet with a fair value of 151 million Swiss francs. These matters are also described in Genentech's annual report and quarterly SEC filings.

Movements on the fair value reserve for designated cash flow hedges are included in Note 35.

33. Equity

Share capital

As of 31 December 2003, the share capital of Roche Holding Ltd, which is the Group's parent company, consists of 160,000,000 shares as in the preceding year. The shares are bearer shares and the Group does not maintain a register of shareholders. Based on information supplied to the Group, a shareholders' group with pooled voting rights owns 50.0125% (2002: 50.0125%) of the issued shares. This is further described in Note 37. Based on information supplied to the Group, Novartis International Ltd, Basel, and its affiliates owns 33.3330% (participation below 33⅓%) of the issued shares (2002: 32.6824%).

Non-voting equity securities *(Genussscheine)*

As of 31 December 2003, 702,562,700 non-voting equity securities were in issue as in the preceding year. Under Swiss company law these non-voting equity securities have no nominal value, are not part of the share capital and cannot be issued against a contribution which would be shown as an asset in the balance sheet of Roche Holding Ltd. Each non-voting equity security confers the same rights as any of the shares to participate in the net profit and any remaining proceeds from liquidation following repayment of the nominal value of the shares and, if any, participation certificates. In accordance with the law and the Articles of Incorporation of Roche Holding Ltd, the company is entitled at all times to exchange all or some of the non-voting equity securities into shares or participation certificates.

Dividends

On 1 April 2003 the shareholders approved the distribution of a dividend of 1.45 Swiss francs per share and non-voting equity security (2002 1.30 Swiss francs) in respect of the 2002 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 1,229 million Swiss francs (2002: 1,101 million Swiss francs) and has been recorded against retained earnings in 2003. The Board has proposed dividends for the 2003 business year of 1.65 Swiss francs per share and non-voting equity security. This is subject to approval at the Annual General Meeting on 6 April 2004.

Own equity instruments

Following the redemption of the 'LYONs II' exchangeable notes on 20 April 2003 (see Note 31) and in light of the on-going restructuring of the Group's treasury operations and debt financing, the Group has carried out a comprehensive review of the arrangements whereby it covers the potential conversion obligations that may arise from its convertible debt instruments. The Group has refinanced the various instruments that cover its potential obligations to deliver non-voting equity securities. The Group has sold 11,671,933 of those non-voting equity securities that it previously held in a series of transactions, in addition to the 2,744,893 non-voting equity securities utilised for the Disetronic transaction (see Note 3) and the 2,167,600 utilised for the conversion of the 'Helveticus' bonds (see Note 31). The Group has also agreed with its counter-parties to restructure its previous arrangements which used written/short put options and purchased/long call options at the same strike price, which had the combined effect of a forward purchase. By 31 December 2003 all of these arrangements have been closed. In addition the Group has purchased from various counter-parties Low Exercise Price Options (LEPOs), which give the Group the right to purchase non-voting equity securities at a low strike price.

Consequently the Group has the following holdings of own equity instruments, in equivalent number of non-voting equity securities:

	31 December 2003	31 December 2002
Non-voting equity securities	6,448,687	23,033,113
Low Exercise Price Options	16,591,394	–
Forward purchases and derivative instruments	3,023,565	17,123,740
Total non-voting equity instruments	26,063,646	40,156,853

Own equity instruments are recorded within equity at original cost of acquisition. Details of own equity instruments held at 31 December 2003 are shown in the table below. Fair values are disclosed for information purposes.

	Equivalent number of non-voting equity securities	Maturity	Strike price (CHF)	Fair value (millions of CHF)
Non-voting equity securities	6,448,687	n/a	n/a	733
Low Exercise Price Options	16,591,394	17 Feb. 2005– 24 Apr. 2006	0.01–5.00	1,988
Derivative instruments				
– Roche Option Plan	1,911,605	26 Feb. 2009– 25 Feb. 2010	77.80–115.50	73
– Other options	1,111,960	17 Feb. 2005– 24 Apr. 2006	150.00–250.00	4
Total	26,063,646			2,798

Non-voting equity securities and Low Exercise Price Options are held for the potential conversion obligations that may arise from the Group's convertible debt instruments (see Note 31). The Group's potential obligations to employees for the Roche Option Plan (see Note 11) are covered by call options that are exercisable at any time up to their maturity. The Group also holds a residual number of options that were purchased for use in the Group's previous option compensation scheme, which is now closed (see Note 11).

At 31 December 2003 there were no amounts recorded in debt for forward contracts to purchase non-voting equity securities (31 December 2002: 2,413 million Swiss francs) and no amounts recorded in financial long-term assets for collateral to cover the forward purchases (31 December 2002: 673 million Swiss francs). The net cash outflow for transactions in own equity instruments regarding the refinancing of instruments covering convertible debt obligations was 1,635 million Swiss francs. The net cash outflow from other transactions in own equity instruments was 15 million Swiss francs (2002: net cash inflow of 20 million Swiss francs).

The Group holds none of its own shares.

34. Earnings per share and non-voting equity security

Basic earnings per share and non-voting equity security

	Continuing businesses 2003	Continuing businesses 2002	Group 2003	Group 2002
Net income (millions of CHF)	3,292	(1,052)	3,069	(4,026)
Number of shares (millions) 33	160	160	160	160
Number of non-voting equity securities (millions) 33	703	703	703	703
Weighted average number of own non-voting equity securities held (millions)	(24)	(24)	(24)	(24)
Weighted average number of shares and non-voting equity securities in issue used to calculate basic earnings per share (millions)	839	839	839	839
Basic earnings per share and non-voting equity security (CHF)	3.93	(1.25)	3.66	(4.80)

Diluted earnings per share and non-voting equity security

For the calculation of diluted earnings per share and non-voting equity security, the net income and weighted average number of shares and non-voting equity securities outstanding are adjusted for the effects of all dilutive potential shares and non-voting equity securities.

Potential dilutive effects arise from the convertible debt instruments and the employee stock option plans. If the outstanding convertible debt instruments were to be converted this would lead to a reduction in interest expense and an increase in the number of shares which may have a net dilutive effect on the earnings per share. The exercise of outstanding vested employee stock options would have a dilutive effect. The exercise of the outstanding vested Genentech employee stock options would have a dilutive effect if the net income of Genentech is positive. The diluted earnings per share and non-voting equity security shows the potential impacts of these dilutive effects on the earnings per share figures.

	Continuing businesses 2003	Continuing businesses 2002	Group 2003	Group 2002
Net income (millions of CHF)	3,292	(1,052)	3,069	(4,026)
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive (millions of CHF)	60	–	60	–
Increase in minority share of Group net income, net of tax, assuming all outstanding Genentech stock options exercised (millions of CHF)	(26)	–	(26)	–
Net income used to calculate diluted earnings per share (millions of CHF)	3,326	(1,052)	3,103	(4,026)
Weighted average number of shares and non-voting equity securities in issue (millions)	839	839	839	839
Adjustment for assumed conversion of convertible debt instruments, where dilutive (millions)	20	–	20	–
Weighted average number of shares and non-voting equity securities in issue used to calculate dilutive earnings per share (millions)	859	839	859	839
Diluted earnings per share and non-voting equity security (CHF)	3.87	(1.25)	3.61	(4.80)

35. Fair value and other reserves in millions of CHF

	Fair value reserve: available-for-sale investments	Fair value reserve: qualifying cash flow hedges	Equity conversion options	Currency translation reserve	2003 Total	2002 Total
At beginning of year	(301)	(4)	110	(2,447)	(2,642)	(1,999)
Changes in fair value	206	(39)	-	-	167	(3,242)
Recognised in net income	244	-	-	-	244	3,791
Deferred income taxes[15]	-	1	-	-	1	500
Minority interests[36]	(17)	1	-	-	(16)	60
Currency translation gains (losses)	-	-	-	(746)	(746)	(1,752)
At end of year	132	(41)	110	(3,193)	(2,992)	(2,642)

36. Minority interests in millions of CHF

	2003	2002
At beginning of year	4,963	4,894
Chugai acquisition[6]	-	1,362
Part disposal of Nippon Roche[6]	-	149
Disposal of Vitamins and Fine Chemicals[7]	(6)	-
Minority share of Group net income, net of tax	367	(41)
Net effect of movements in fair value (charged) credited to equity[35]	16	(60)
Net effect of exercise of Genentech stock options and Genentech stock repurchases[5]	793	(751)
Chugai stock repurchases[6]	(48)	-
Chugai dividend payments[6]	(26)	(27)
Currency translation effects and other	(465)	(563)
At end of year	5,594	4,963
Of which		
- Genentech[5]	3,810	3,227
- Chugai[6]	1,783	1,706
- Other	1	30
Total minority interests	5,594	4,963

37. Related parties in millions of CHF

Controlling shareholders

The share capital of Roche Holding Ltd, which is the Group's parent company, consists of 160,000,000 bearer shares. Based on information supplied by a shareholders' group with pooled voting rights, comprising Dr Lukas Hoffmann, Ms Vera Michalski-Hoffmann, Ms Maja Hoffmann, Mr André S. Hoffmann, Dr Andreas Oeri, Ms Sabine Duschmalé-Oeri, Ms Catherine Oeri, Ms Beatrice Oeri, Ms Maja Oeri and Mr Fritz Gerber, that group holds 80,020,000 shares as in the preceding year, which represents 50.01% of the issued shares. This figure does not include any shares without pooled voting rights that are held outside this group by individual members of the group.

Mr André S. Hoffmann, Dr Andreas Oeri and Mr Fritz Gerber are members of the Board of Directors of Roche Holding Ltd and in this capacity receive an annual remuneration of 300 thousand Swiss francs. In addition Mr Hoffmann and Dr Oeri receive 20 thousand Swiss francs and 10 thousand Swiss francs respectively for their time and expenses related to their membership of Board committees. Mr Gerber does not receive any benefits from the Roche pension funds, but has been in receipt of an annual pension from the Group since 1 May 2001. His pension was 1,583 thousand Swiss francs in 2003. Supplementary information is given within the Group's Corporate Governance disclosures on pages 46–53.

There were no other transactions between the Group and the individual members of the above shareholders' group.

Subsidiary and associated companies

A listing of the major Group subsidiaries and associated companies is included in Note 40. Transactions between the parent company and its subsidiaries and between subsidiaries are eliminated on consolidation. Transactions between the Group and its associated companies are as follows:

	2003	2002
Income statement		
Income from the sale of goods or supply of services	4	6
Expenses for the purchase of goods or supply of services	(21)	(12)
Milestone and other upfront payments	(11)	(51)
Balance sheet		
Trade accounts receivable	1	2

Key management personnel

Members of the Board of Directors of Roche Holding Ltd receive an annual remuneration of 300 thousand Swiss francs and 10 thousand Swiss francs for their time and expenses related to their membership of each Board committees. Total payments to non-executive directors in 2003 for this remuneration and expenses were 3 million Swiss francs (2002: 3 million Swiss francs). Payments to Dr F. Humer, who is also a member of the Executive Committee, are included in the figures for the Executive Committee below.

Members of the Executive Committee received total remuneration as shown in the table below.

	2003	2002
Salary	13	13
Bonuses	4	4
Total cash remuneration paid	17	17
Options awarded	226,482	90,559
Pension and social insurance contributions paid by the Group	6	5

Supplementary information is given within the Group's Corporate Governance disclosures on pages 46–53.

38. Cash flow statement in millions of CHF

Cash flows from operating activities

Cash flows from operating activities are those derived from the Group's primary activities, as described in the divisional review. This is calculated by the indirect method, adjusting the Group's operating profit for any operating income and expenses that are not cash flows (for example depreciation, amortisation and impairment) in order to derive the cash generated from operations. This and other operating cash flows are shown in the cash flow statement. Operating cash flows also include income taxes paid on all activities, including, for example, the taxes paid on the gains from LabCorp share sales.

	2003	2002
Net income	3,069	(4,026)
Add back non-operating (income) expense		
– Income from associated companies[19]	44	34
– Financial income[14]	667	(663)
– Exceptional impairment of financial assets[14]	–	5,192
– Income taxes[15]	1,445	839
– Income applicable to minority interests[36]	367	(41)
Operating profit	5,592	1,335
Depreciation of property, plant and equipment[16]	1,303	1,461
Amortisation of goodwill[17]	497	501
Amortisation of intangible assets[18]	1,013	1,019
Impairment of long-term assets[13]	25	65
Changes in Group organisation[3]	395	1,064
Chugai transaction: write-off of fair value adjustments to inventories[6]	49	87
Charge for vitamin case[7]	–	1,770
Major legal cases[8]	(216)	778
Expense for defined benefit post-employment plans[10]	469	279
Other adjustments	63	259
Cash generated from operations	9,190	8,618

Cash flows from financing activities

Cash flows from financing activities are primarily the proceeds from issue and repayments of the Group's equity and debt instruments. They also include interest payments and dividend payments on these instruments. Cash flows from short-term financing, including finance leases, are also included. These cash flows indicate the Group's transactions with the providers of its equity and debt financing. Cash flows from short-term borrowings are shown as a net movement, as these consist of a large number of transactions with short maturity.

Interest and dividends paid	2003	2002
Interest paid	(493)	(693)
Dividends paid[6, 33]	(1,255)	(1,101)
Total	(1,748)	(1,794)

Cash flows from investing activities

Cash flows from investing activities are principally those arising from the Group's investments in property, plant and equipment and intangible assets, and from the acquisition and divestment of subsidiaries, associated companies and businesses. Cash flows connected with the Group's portfolio of marketable securities and other investments are also included as are any interest and dividend payments received in respect of these securities and investments. These cash flows indicate the Group's net reinvestment in its operating assets and the cash flow effects of the changes in Group organisation, as well as the cash generated by the Group's other investments. Cash flows from marketable securities, including income and capital gains and losses, are shown as a net movement on the Group's portfolio, as these consist of a large number of positions which are not held on a long-term basis. The cash flows from LabCorp transactions (see Note 14) are shown as a separate line in the cash flow statement. The cash flows in respect of Chugai consist of cash payments by Roche to third parties less the cash held by Chugai when acquired.

Interest and dividends received

	2003	2002
Interest received	225	428
Dividends received	61	77
Total	286	505

Significant non-cash transactions

In 2003 significant non-cash investing and financing transactions included the non-voting equity securities used in the Disetronic acquisition (see Note 3), the DSM shares acquired from the disposal of the Vitamins and Fine Chemicals business (see Note 7) and the non-voting equity securities used in the conversion of the 'Helveticus' bonds (see Note 31).

39. Subsequent events

Artus

On 8 January 2004 the Group acquired a 19.28% interest in Artus GmbH (Artus) for 7 million Swiss francs, of which 3 million Swiss francs will be paid on 18 December 2004 as additional paid in capital. Artus is a German biotechnology company that develops products for the detection of pathogens. The Group will have the right to appoint two out of the six members of the supervisory board of Artus and accordingly Artus will be reported as an associated company.

Igen

On 14 January 2004 Igen received clearance from the relevant regulatory authorities and has called an Extraordinary General Meeting for 13 February 2004 to approve the acquisition of Igen by the Group. If approved the Igen shareholders would receive USD 47.25 per share and one share of BioVeris stock, a new public company to be spun-off from Igen. In connection with the proposed acquisition of Igen, the Group will contribute 214 million US dollars to Igen, which would be transferred to BioVeris, and would purchase Igen's shares for 1,226 million US dollars, giving a total cash outflow of 1,440 million US dollars (see also Note 32).

40. Subsidiaries and associated companies

Listed companies

Country	Companies	City	Currency	Share Capital (in millions)
Switzerland	Roche Holding Ltd Stock Exchange: Zurich Valor Share: 1203211 Valor *Genussscheine:* 1203204 ISIN Share: CH0012032113 ISIN *Genussscheine:* CH0012032048 Market Capitalisation: CHF 112,210.4	Basel	CHF	160.0
USA	• Genentech, Inc. Stock Exchange: New York ISIN: US3687104063 Share: 58.43% Market Capitalisation: USD 49,100.1	South San Francisco (incorporated in Delaware)	USD	10.5
USA	○ TriPath Imaging Inc. Stock Exchange: NASDAQ National ISIN: US8969421093 Share: 21.2% Market Capitalisation: USD 295.3	Burlington	USD	378.6
Japan	• Chugai Pharmaceutical Co., Ltd. Stock Exchange: Tokyo ISIN: JP3519400000 Share: 50.48% Market Capitalisation: JPY 841,870.8	Tokyo	JPY	68,237.0
Canada	○ Isotechnika Inc. Stock Exchange: Toronto ISIN: CA4649041015 Share: 9.9% Market Capitalisation: CAD 228.0	Edmonton	CAD	139.8
Great Britain	○ Antisoma plc Stock Exchange: London ISIN: GB0055696032 Share: 7.79% Market Capitalisation: GBP 103.8	London	GBP	2.7

Non listed companies

Country	Companies	City	Currency	Share Capital (in millions)
Argentina	Productos Roche S.A. Química e Industrial	Buenos Aires	ARS	3.0
Australia	Roche Diagnostics Australia Pty. Limited	Castle Hill	AUD	5.0
	Roche Products Pty. Limited	Dee Why	AUD	65.0
	Syntex Australia Limited	North Sydney	AUD	25.1
Austria	Roche Austria GmbH	Vienna	EUR	14.5
	Roche Diagnostics GmbH	Vienna	EUR	1.5
Bangladesh	Roche Bangladesh Ltd.	Dhaka	BDT	27.2
Belgium	N.V. Roche S.A.	Brussels	EUR	5.0
	Roche Diagnostics Belgium S.A.	Brussels	EUR	3.8
Bermuda	Canadian Pharmholding Ltd.	Hamilton	USD	0.1
	Corange International Ltd.	Hamilton	USD	1.0
	Corange Ltd.	Hamilton	USD	38.0
	Roche Capital Management Ltd.	Hamilton	USD	1.0
	Roche Capital Transactions Limited	Hamilton	USD	(–)
	Roche Financial Products Limited	Hamilton	USD	0.1
	Roche Financial Services Ltd.	Hamilton	USD	0.1
	Roche Healthcare Limited	Hamilton	USD	1.0
	Roche International Finance (Bermuda) Ltd.	Hamilton	USD	(–)
	Roche International Ltd.	Hamilton	USD	(–)
	Roche Intertrade Ltd.	Hamilton	USD	10.0
	Roche Services Holdings Ltd.	Hamilton	USD	(–)
	Syntex Pharmaceuticals International Ltd.	Hamilton	USD	(–)
Brazil	Produtos Roche Químicos e Farmacêuticos S.A.	São Paulo	BRL	41.7
	Roche Diagnostics Brasil Ltda.	São Paulo	BRL	(–)

Country	Companies	City	Currency	Share Capital (in millions)
Canada	Chempharm Limited	Toronto	CAD	2.0
	Hoffmann-La Roche Limited	Toronto	CAD	8.8
	Roche Diagnostics Ltd.	Quebec	CAD	6.5
	Sapac Corporation Ltd.	St. John	(–)	(–)
Chile	Productos Roche Ltda.	Santiago de Chile	CLP	70.9
China	Roche Diagnostics (Hong Kong) Limited	Hong Kong	HKD	10.0
	Roche Diagnostics (Shanghai) Limited	Shanghai	USD	1.0
	Roche Hong Kong Limited	Hong Kong	HKD	10.0
	Roche Shanghai Management Co., Ltd.	Shanghai	USD	2.0
	• Shanghai Roche Pharmaceuticals Limited	Shanghai	USD	19.5
Colombia	Productos Roche S.A.	Bogotá	COP	1,923.7
Costa Rica	Productos Roche S.A.	San José	USD	(–)
	Roche Servicios S.A.	San José	USD	(–)
Czech Republic	Roche s.r.o.	Prague	CZK	200.0
Denmark	Roche a/s	Hvidovre	DKK	4.0
Dominican Republic	Productos Roche Dominicana S.A.	Santo Domingo	DOP	0.6
Ecuador	Roche Ecuador S.A.	Quito	USD	1.1
Egypt	Roche Egypt SAE	Giza	EGP	1.0
	Ropharm Limited	Giza	EGP	0.1
El Salvador	Productos Roche (El Salvador) S.A.	San Salvador	USD	(–)
Finland	Roche Oy	Espoo	EUR	(–)
France	Hoffmann-La Roche France S.A.S.	Neuilly-sur-Seine	EUR	93.0
	Laboratoires Roche Nicholas S.A.S.	Gaillard	EUR	2.7
	Roche Diagnostics S.A.	Meylan	EUR	21.0
	Roche S.A.	Neuilly-sur-Seine	EUR	35.2
Germany	Consulab Mannheim GmbH	Mannheim	EUR	0.5
	Corange Deutschland Holding GmbH	Mannheim	EUR	17.9
	Disetronic Medical Systems GmbH	Sulzbach	EUR	(–)
	Galenus Mannheim GmbH	Mannheim	EUR	1.8
	Hestia Health Care GmbH	Mannheim	EUR	1.5
	Hoffmann-La Roche Aktiengesellschaft	Grenzach-Wyhlen	EUR	61.4
	Roche Consumer Health Deutschland GmbH	Eppstein	EUR	1.0
	Roche Deutschland Holding GmbH	Grenzach-Wyhlen	DEM	10.0
	Roche Diagnostics GmbH	Mannheim	EUR	76.7
Great Britain	Roche Diagnostics Ltd.	Lewes	GBP	22.6
	Roche Holding (UK) Limited	Welwyn Garden City	GBP	62.7
	Roche Products Limited	Welwyn Garden City	GBP	61.0
	Roche Registration Limited	Welwyn Garden City	GBP	(–)
Greece	Roche (Hellas) S.A.	Athens	EUR	19.5
Guatemala	Productos Roche Guatemala S.A.	Guatemala City	GTQ	0.6
Guernsey	Disetronic Finance Jersey Ltd.	St. Peter Port	CHF	0.1
	Roche Capital Market International Limited	St. Peter Port	CHF	0.5
	Roche Financial Market Limited	St. Peter Port	CHF	0.2
	Roche International Finance Corporation Limited	St. Peter Port	CHF	10.0
Honduras	Productos Roche (Honduras), S.A.	Tegucigalpa	HNL	(–)
Hungary	Roche (Hungary) Ltd.	Budapest	HUF	3.0
India	Roche Diagnostics India (Pvt) Ltd.	Mumbai	INR	20.2
	Roche Scientific Company (India) Private Limited	Mumbai	INR	1.0
Indonesia	P.T. Roche Indonesia	Jakarta	IDR	1,323.0
Ireland	Roche Ireland Limited	Clarecastle	EUR	1.9
	Roche Products (Ireland) Limited	Dublin	EUR	(–)
Italy	Roche Diagnostics S.p.A.	Milan	EUR	18.1
	Roche S.p.A.	Milan	EUR	34.1
Japan	Roche Diagnostics K.K.	Tokyo	JPY	2,500.0
Luxembourg	Pharminvest S.A.	Luxembourg	EUR	28.0
Malaysia	Roche Diagnostics (Malaysia) Sdn Bhd	Kuala Lumpur	MYR	4.1
	Roche Malaysia Sdn Bhd	Kuala Lumpur	MYR	4.0
Mexico	Grupo Roche Syntex de México, S.A. de C.V.	Mexico City	MXN	3.5
	Lakeside de México, S.A. de C.V.	Mexico City	MXN	48.0
	Productos Roche S.A. de C.V.	Mexico City	MXN	2.2
	Syntex S.A. de C.V.	Mexico City	MXN	80.4
Morocco	Roche Immobilière Maroc, S.A.R.L.	Casablanca	MAD	0.5
	• Roche S.A.	Casablanca	MAD	9.5

Country	Companies	City	Currency	Share Capital (in millions)
Netherlands	Disetronic Medical Systems B.V.	Vianen	EUR	(–)
	Roche Diagnostics Nederland B.V.	Almere	EUR	2.3
	Roche Finance Europe B.V.	Woerden	EUR	2.0
	Roche Nederland B.V.	Woerden	EUR	10.9
	Roche Pharmholding B.V.	Woerden	EUR	467.8
New Zealand	Roche Diagnostics New Zealand Pty. Ltd.	Auckland	NZD	3.0
	Roche Products (New Zealand) Limited	Auckland	NZD	13.5
Nicaragua	Productos Roche (Nicaragua) S.A.	Managua	NIO	0.9
Norway	Roche Norge A/S	Oslo	NOK	11.0
Pakistan	Roche Pakistan Ltd.	Karachi	PKR	38.3
Panama	Productos Roche Interamericana S.A.	Panama City	USD	0.1
	Productos Roche Panamá S.A.	Panama City	PAB	(–)
	Roche Capital Corporation	Panama City	(–)	(–)
	Roche Financial Management Inc.	Panama City	CHF	5.0
	Syntex Corporation	Panama City	USD	1.0
Peru	Productos Roche Química Farmacéutica S.A.	Lima	PEN	11.4
Philippines	Roche (Philippines) Inc.	Makati	PHP	100.0
Poland	Roche Diagnostics Polska Sp. z o.o.	Warsaw	PLN	2.0
	Roche Polska Sp. z o.o.	Warsaw	PLN	2.0
Portugal	Roche Farmacêutica Química Lda.	Amadora	EUR	1.1
	Roche Sistemas de Diagnósticos Sociedade Unipessoal Lda.	Linda-A-Velha	EUR	0.6
Puerto Rico	Syntex Puerto Rico Inc.	Humacao	USD	(–)
Russia	Roche Moscow Ltd.	Moscow	RUB	2.6
Singapore	Boehringer Mannheim (Far East) Pte. Ltd.	Singapore	SGD	4.0
	Roche Diagnostics Asia Pacific Pte. Ltd.	Singapore	SGD	3.4
	Roche Singapore Pte. Ltd.	Singapore	SGD	4.0
South Africa	Roche Products (Proprietary) Limited	Johannesburg	ZAR	5.0
South Korea	Roche Diagnostics Korea Co., Ltd.	Seoul	KRW	19,000.0
	Roche Korea Company Ltd.	Seoul	KRW	13,375.0
Spain	Andreu Roche S.A.	Madrid	EUR	(–)
	Boehringer Mannheim Roche S.A.	Madrid	EUR	0.2
	Roche Diagnostics S.L.	Barcelona	EUR	18.0
	Roche Farma S.A.	Madrid	EUR	54.1
	Syntex Roche S.A.	Madrid	EUR	(–)
Sweden	Disetronic Medical Systems AB	Nacka Strand	SEK	15.0
	Roche AB	Stockholm	SEK	20.0
	Roche Diagnostics Scandinavia AB	Bromma	SEK	9.0
Switzerland	Disetronic Handels AG	Burgdorf	CHF	(–)
	Disetronic Holding AG	Burgdorf	CHF	9.7
	Disetronic Licensing AG	Burgdorf	CHF	0.1
	Disetronic Medical Systems AG	Burgdorf	CHF	0.9
	F. Hoffmann-La Roche Ltd	Basel	CHF	150.0
	IMIB Insitute for Medical Informatics and Biostatistics Ltd.	Basel	CHF	0.1
	Pharmexbio Ltd.	Zug	CHF	(–)
	Roche Consumer Health Ltd.	Kaiseraugst	CHF	8.0
	Roche Diagnostics (Schweiz) Ltd.	Rotkreuz	CHF	1.0
	Roche Diagnostics International Ltd.	Steinhausen	CHF	20.0
	Roche Finanz AG	Basel	CHF	409.2
	Roche Instrument Center Ltd.	Rotkreuz	CHF	5.0
	Roche Kapitalmarkt AG	Basel	CHF	1.0
	Roche Pharma (Switzerland) Ltd.	Reinach	CHF	2.0
	Roche Treasury Management Europe Ltd.	Basel	CHF	0.2
	Syntex Corporation	Basel	CHF	0.2
	Valorfides AG	Chur	CHF	0.3
	○ Basilea Pharmaceutica Ltd.	Basel	CHF	52.8
	◐ Rabbit-Air Ltd.	Zurich-Kloten	CHF	3.0
Taiwan	Roche Diagnostics Ltd.	Taipei	TWD	80.0
	Roche Products Ltd.	Taipei	TWD	100.0
Thailand	Roche Diagnostics (Thailand) Limited	Bangkok	THB	103.0
	Roche Thailand Limited	Bangkok	THB	12.0
Turkey	Roche Diagnostik Sistemleri Ticaret A.S.	Istanbul	TRL	500,000.0
	Roche Müstahzarlari Sanayi Anonim Sirketi	Istanbul	TRL	81,269,000.0
Uruguay	Roche International Ltd.	Montevideo	(–)	(–)
	Sapac Corporation Ltd.	Montevideo	(–)	(–)

Country	Companies	City	Currency	Share Capital (in millions)
USA	American Roche International Inc.	Little Falls	CAD	0.1
	Disetronic Medical Systems Inc.	St. Paul	USD	(-)
	Hoffmann-La Roche Inc.	Nutley	USD	3.0
	Roche Carolina Inc.	Florence	(-)	(-)
	Roche Colorado Corporation	Boulder	USD	0.1
	Roche Diagnostics Corporation	Indianapolis	USD	(-)
	Roche Holdings Inc.	Wilmington	USD	1.0
	Roche Laboratories Inc.	Nutley	(-)	(-)
	Roche Molecular Systems Inc.	Pleasanton	(-)	(-)
	Roche Palo Alto LLC	Palo Alto	USD	(-)
	◐ Bayer Roche LLC	Morristown	USD	37.6
Venezuela	Productos Roche S.A.	Caracas	VEB	200.0

The Group holds an interest of over 90% in most of the companies listed above. Exceptions are marked as follows:
• = Group companies, Group interest 50–90%, fully consolidated
◐ = Joint Venture, Group interest 50%, method of proportionate consolidation
○ = Associated companies, Group interest below 50%, equity method consolidation

The share capital is shown in millions of local currency.
(-) = share capital of less than 100,000 local currency units.

Report of the Group Auditors

To the General Meeting of Roche Holding Ltd, Basel

As auditors of the Group, we have audited the Roche Group Consolidated Financial Statements (consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and consolidated notes) on pages 70 to 134 for the year ended 31 December 2003.

These Consolidated Financial Statements are the responsibility of the Board of Directors of Roche Holding Ltd. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Financial Statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements of the Roche Group present fairly, in all material respects, the financial position as of 31 December 2003, and the results of operations and the cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS), and comply with Swiss law.

We recommend that the Consolidated Financial Statements submitted to you be approved.

PricewaterhouseCoopers AG

Clive A.J. Bellingham

Dr. Matthias Jeger

Basel, 2 February 2004

Multi-Year Overview

Statistics, as reported	1994	1995
Statement of income in millions of CHF		
Sales	14,748	14,722
EBITDA	3,635	4,176
Operating profit	2,656	3,057
Net income	2,860	3,372
Research and development	2,332	2,290
Balance sheet in millions of CHF		
Long-term assets	13,549	12,632
Current assets	22,684	22,932
Total assets	36,233	35,564
Equity	16,422	17,554
Minority interests	861	799
Non-current liabilities	10,034	11,554
Current liabilities	8,916	5,657
Additions to property, plant and equipment	1,355	1,490
Personnel		
Number of employees at end of year	61,381	50,497
Key ratios		
Net income as % of sales	19	23
Net income as % of equity	17	19
Research and development as % of sales	16	16
Current ratio %	254	405
Equity and minority interests as % of total assets	48	51
Sales per employee in thousands of CHF	240	292
Data on shares and non-voting equity securities		
Number of shares	1,600,000	1,600,000
Number of non-voting equity securities *(Genussscheine)*	7,025,627	7,025,627
Total shares and non-voting equity securities	8,625,627	8,625,627
Total dividend in millions of CHF	474	552
Earnings per share and non-voting equity security (diluted) in CHF	332	391
Dividend per share and non-voting equity security in CHF	55	64[b]
Cash and warrants in addition to dividend (adjusted) in CHF	77[a]	–
Cash and warrants in addition to dividend (unadjusted) in CHF	153[a]	–

Information in this table is stated as reported. Changes in accounting policy arising from changes in International Financial Reporting Standards and the 100 for 1 stock split in 2001 are not applied retrospectively.

a) If 1991 warrants held to final exercise date.

b) *In addition to the normal dividend, the shareholders approved for each share and each non-voting equity security a special RO 100* centenary warrant worth CHF 36 on date of issue or, at the holder's option, a cash equivalent of CHF 36.

c) 1997 net income and related key ratios are shown after special charges of 6,308 million Swiss francs, net of tax, incurred following the Corange acquisition and include Corange only in respect of balance sheet data.

1996	1997[c]	1998	1999	2000	2001	2002	2003
15,966	18,767	24,662	27,567	28,672	29,163	29,453[g]	31,220
4,629	5,076	6,423	8,874	11,126	6,438	7,993[h]	8,609
3,420	3,590	4,350	6,421	7,131	3,247	1,335	5,592
3,899	(2,031)	4,392	5,764	8,647	3,697	(4,026)	3,069
2,446	2,903	3,408	3,782	3,950	3,893	4,257	4,766
15,487	32,453	27,952	35,800	34,798	36,411	33,143	29,820
24,289	22,323	27,927	34,631	34,737	38,875	30,852	29,666
39,776	54,776	55,879	70,431	69,535	75,286	63,995	59,486
20,780	18,250	21,666	26,954	27,608	28,973	20,810	23,570
835	1,187	1,149	3,047	4,428	4,894	4,963	5,594
12,727	21,181	21,416	25,574	23,642	25,772	22,850	18,658
5,434	14,158	11,648	14,856	13,857	15,647	15,372	11,664
1,624	1,802	1,883	2,150	2,183	1,931	2,044	2,265
48,972	51,643	66,707	67,695	64,758	63,717	69,659	65,357
24	-11	18	21	30	13	-14	10
19	-11	20	21	31	13	-19	13
15	15	14	14	14	13	14	15
447	158	240	233	251	248	201	254
54	36	41	43	46	45	40	49
326	363	370	407	443	458	427	482
1,600,000	1,600,000	1,600,000	1,600,000	1,600,000	160,000,000	160,000,000	160,000,000
7,025,627	7,025,627	7,025,627	7,025,627	7,025,627	702,562,700	702,562,700	702,562,700
8,625,627	8,625,627	8,625,627	8,625,627	8,625,627	862,562,700	862,562,700	862,562,700
647	716	750	863[e]	992	1,121	1,251	1,423[f]
452	(235)	509	668	1,024	4.37	(4.80)	3.61
75	83	87	100[e]	115	1.30	1.45	1.65[f]
36	–	190[d]	–	–	–	–	–
36	–	190[d]	–	–	–	–	–

d) If 1996 warrants held to final exercise date.

e) Dividend 1999 does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

f) Dividend 2003 as proposed by the Board of Directors.

g) 2002 Sales have been reduced by 272 million Swiss francs due to the reclassification of cash discounts (see Note 1 to the Consolidated Financial Statements).

h) 2002 EBITDA has been restated to the format used in the 2003 financial statements (i.e. before exceptional items).

Sales by division in millions of CHF

	1999	2000	2001	2002*	2003
Pharmaceuticals	16,487	17,686	18,723	18,872	21,551
Diagnostics	5,282	6,252	6,900	7,194	7,409
Vitamins and Fine Chemicals	3,649	3,571	3,540	3,387	2,260
Fragrances and Flavours	2,149	1,163	–	–	–
Total	27,567	28,672	29,163	29,453	31,220

Sales by geographical area in millions of CHF

	1999	2000	2001	2002*	2003
Switzerland	455	509	513	529	529
European Union	9,326	9,012	9,000	9,011	9,681
Rest of Europe	1,090	1,266	1,282	1,439	1,520
Europe	10,871	10,787	10,795	10,979	11,730
North America	10,130	10,636	11,264	11,102	10,789
Latin America	2,577	2,928	2,827	2,376	2,076
Japan	1,460	1,580	1,589	2,243	3,948
Rest of Asia	1,649	1,814	1,829	1,804	1,697
Asia	3,109	3,394	3,418	4,047	5,645
Africa, Australia and Oceania	880	927	859	949	980
Total	27,567	28,672	29,163	29,453	31,220

*2002 Sales have been reduced by 272 million Swiss francs due to the reclassification of cash discounts (see Note 1 to the Consolidated Financial Statements).

Additions to property, plant and equipment by division in millions of CHF

	1999	2000	2001	2002	2003
Pharmaceuticals	963	1,132	1,051	1,047	1,328
Diagnostics	568	603	558	666	764
Vitamins and Fine Chemicals	450	372	284	298	172
Fragrances and Flavours	165	68	–	–	–
Others	4	8	38	33	1
Total	2,150	2,183	1,931	2,044	2,265

Additions to property, plant and equipment by geographical area in millions of CHF

	1999	2000	2001	2002	2003
Switzerland	335	361	272	298	262
European Union	826	731	613	598	747
Rest of Europe	30	31	51	79	54
Europe	1,191	1,123	936	975	1,063
North America	668	610	717	783	835
Latin America	133	229	138	115	69
Japan	59	53	45	81	220
Rest of Asia	65	120	67	62	50
Asia	124	173	112	143	270
Africa, Australia and Oceania	34	48	28	28	28
Total	2,150	2,183	1,931	2,044	2,265

Roche Securities

Share price performance in CHF


Roche share (adjusted)
Swiss Market Index (rebased)
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Non-voting equity security *(Genussschein)* price performance in CHF


Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

American Depositary Receipt (ADR) price performance in USD


Roche ADR (adjusted)
S&P 500 Index (rebased)
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

One Roche American Depositary Receipt (ADR) is equivalent to one non-voting equity security *(Genussschein)*. ADRs have been traded in the United States over-the-counter market since July 1992.

Number of shares and non-voting equity securities[a)]

	1999	2000	2001	2002	2003
Number of shares (nominal value 1999–2000: CHF 100, 2001–2003: CHF 1.00)	1,600,000	1,600,000	1,600,000	160,000,000	160,000,000
Number of non-voting equity securities *(Genussscheine)* (no nominal value)	7,025,627	7,025,627	702,562,700	702,562,700	702,562,700
Total	8,625,627	8,625,627	862,562,700	862,562,700	862,562,700

Data per share and non-voting equity security in CHF

		1999	2000	2001	2002	2003
Net income		668[c)]	1,024	4.37	(4.80)	3.61
Equity		3,125	3,201	33.59	24.13	27.33
Dividend		100[d)]	115	1.30	1.45	1.65[e)]
Stock price of share[b)]	High	27,348	26,375	201.00	195.00	185.00
	Low	24,210	16,800	114.00	130.50	121.00
	Year-end	25,305	20,100	136.00	175.00	171.50
Stock price of non-voting	High	18,760	18,755	165.35	132.75	125.25
equity security	Low	15,489	14,900	95.10	92.00	75.15
(Genussschein)[b)]	Year-end	18,319	16,510	118.50	96.35	124.75
Historic stock price (unadjusted)						
Shares	Year-end	26,000	20,100	136.00	175.00	171.50
Non-voting equity securities *(Genussschein)*	Year-end	18,900	16,510	118.50	96.35	124.75

Market capitalisation in millions of CHF

		1999	2000	2001	2002	2003
	Year-end	174,384[c)]	143,455	102,209	93,473	112,210

Key ratios (year-end)

	1999	2000	2001	2002	2003
Net income as % of equity	21	31	13	–19	13
Dividend yield of shares in %	0.4	0.6	1.0	0.8	1.0
Dividend yield of non-voting equity securities *(Genussscheine)* in %	0.5	0.7	1.1	1.5	1.3
Price/earnings of shares	39	20	31	–36	48
Price/earnings of non-voting equity securities *(Genussscheine)*	28	16	27	–20	35

a) Each non-voting equity security *(Genussschein)* confers the same rights as any of the shares to participate in the available earnings and any remaining proceeds from liquidation following repayment of the nominal value of the shares and the participation certificate capital (if any). Shares and non-voting equity securities are listed on the Swiss Exchange. Roche Holding Ltd has no restrictions as to ownership of its shares or non-voting equity securities.

b) All stock price data reflect daily closing prices. Stock price figures prior to 8 June 2000 are adjusted for the effects of the Givaudan spin-off. The adjustment factors used are 0.97325 (shares) and 0.96925 (non-voting equity securities), which are the factors used by independent financial institutions.

c) In 1999 the net income per share and market capitalisation figures assume that the own equity instruments held are outstanding.

d) 1999 dividend does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

e) 2003 dividend as proposed by the Board of Directors.

Ticker symbols

	Share	Non-voting equity security	American Depositary Receipt
Reuters	ROCZ.S	ROCZg.S	ROHHY.PK
Bloomberg	RO SW	ROG SW	ROHHY US
SWX Swiss Exchange	RO	ROG	–

Roche Holding Ltd, Basel

Financial Statements

Income statement in millions of CHF

	2003	2002
Income		
Income from participations	3,397	1,536
Interest income from loans to Group companies	36	58
Interest and investment income	8	9
Other income	155	63
Total income	3,596	1,666
Expenses		
Financial expenses	(41)	–
Administration expenses	(23)	(17)
Loss on disposal of participations	(1,006)	–
Depreciation on participations	(810)	–
Other expenses	(148)	(96)
Total expenses	(2,028)	(113)
Profit for the year before taxes	1,568	1,553
Taxes	(6)	(7)
Net profit for the year	1,562	1,546

Balance sheet at 31 December in millions of CHF

	2003	2002
Long-term assets		
Participations	5,029	3,835
Loans to Group companies	526	1,163
Total long-term assets	5,555	4,998
Current assets		
Accounts receivable from Group companies	2,690	2,771
Other accounts receivable	4	4
Prepaid expenses and accrued income	1	-
Marketable securities	176	67
Liquid funds	616	353
Total current assets	3,487	3,195
Total assets	9,042	8,193
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
General legal reserve	300	300
Free reserve	4,184	3,889
Special reserve	2,152	2,152
Available earnings:		
- Balance brought forward from previous year	5	4
- Net profit for the year	1,562	1,546
Total equity	8,363	8,051
Non-current liabilities		
Provisions	36	35
Loans from Group companies	503	-
Total non-current liabilities	539	35
Current liabilities		
Accounts payable to Group companies	100	99
Other liabilities	40	7
Accrued liabilities	-	1
Total current liabilities	140	107
Total liabilities	679	142
Total equity and liabilities	9,042	8,193

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Notes to the Financial Statements

General

The financial statements of Roche Holding Ltd, Basel, are prepared in accordance with the provisions of Swiss company law and accepted business principles.

Valuation methods and translation of foreign currencies

In the balance sheet, assets and liabilities are disclosed at net realisable values. Exceptions to this rule are participations, which are shown at their acquisition values less appropriate write-downs, and marketable securities, which are shown at the lower of cost or market value. Unrealised foreign currency gains on balance sheet items are deferred. Expenses and income, as well as foreign currency transactions, are translated at exchange rates ruling at the relevant transaction dates.

Details to specific items

Income

Total income of 3,596 million Swiss francs in 2003 is 1,930 million Swiss francs higher than in the previous year mainly due to higher dividend income.

Taxes

The tax charge includes corporate income and capital taxes, withholding taxes and stamp duty.

Equity

Total equity equals 92% (previous year 98%) of total assets. The change against the previous year is due to the Disetronic acquisition and increasing participations and loans from Group companies. Movements in equity are shown in the table below (in millions of Swiss francs).

	Share capital	General legal reserve	Free reserve	Special reserve	Available earnings	Total equity
As at 1 January 2001	160	300	3,193	2,152	1,365	7,170
- Net income					1,448	1,448
- Dividends paid					(992)	(992)
- Transfer to free reserve			366		(366)	–
As at 31 December 2001	160	300	3,559	2,152	1,455	7,626
- Net income					1,546	1,546
- Dividends paid					(1,121)	(1,121)
- Transfer to free reserve			330		(330)	–
As at 31 December 2002	160	300	3,889	2,152	1,550	8,051
- Net income					1,562	1,562
- Dividends paid					(1,250)	(1,250)
- Transfer to free reserve			295		(295)	–
As at 31 December 2003	160	300	4,184	2,152	1,567	8,363

Share capital

As in the previous year, share capital amounts to 160 million Swiss francs. The share capital consists of 160,000,000 bearer shares with a nominal value of 1 Swiss franc each. Included in equity are 702,562,700 non-voting equity securities *(Genussscheine)*. They are not part of the share capital and confer no voting rights. However, each non-voting equity security *(Genussschein)* does confer the same rights as any one of the shares to participate in the available earnings and in any remaining proceeds from liquidation following repayment of the share capital.

Guarantees

Guarantees in favour of Group companies total 1,707 million Swiss francs (previous year 65 million Swiss francs).

At the time of preparing the balance sheet no risks arising out of these contingent liabilities were discernible.

Convertibles and options

Reference is made to the Notes of the Consolidated Financial Statements.

Own equity instruments

Reference is made to the Notes of the Consolidated Financial Statements.

Pledged assets

Assets with a total book value of 8 million Swiss francs (as in the previous year) have been pledged as security for the Company's own commitments.

Participations

The major participations are listed on pages 131 to 134.

Important shareholders

All shares in the Company are bearer shares, and for this reason the Company does not keep a register of shareholders. The following figures are based on information from shareholders, the shareholder validation check at the Annual General Meeting of 1 April 2003 and on other information available to the Company.

80,020,000 (previous year 80,020,000) shares: Shareholders' group with pooled voting rights, comprising Dr Lukas Hoffmann, Ms Vera Michalski-Hoffmann, Ms Maja Hoffmann, Mr André S. Hoffmann, Dr Andreas Oeri, Ms Sabine Duschmalé-Oeri, Ms Catherine Oeri, Ms Beatrice Oeri, Ms Maja Oeri and Dr Fritz Gerber.[a)]

53,332,863 (previous year 52,291,863) shares (participation below $33\frac{1}{3}\%$): Novartis International Ltd, Basel including Affiliates thereof.[b)]

a) Information supplied by the shareholders. This figure of 80,020,000 shares does not include shares without pooled voting rights held outside the group by individual members of the group.

b) Figures as of 31 December 2003 supplied by Novartis International Ltd, Basel.

Appropriation of Available Earnings

Proposals to the General Meeting in CHF

	2003	2002
Available earnings		
Net profit for the year	1,562,360,279	1,546,310,129
Balance brought forward from previous year	4,490,965	3,896,751
Total available earnings	1,566,851,244	1,550,206,880
Appropriation of available earnings		
Distribution of an ordinary dividend of CHF 1.65 gross per share and non-voting equity security *(Genussschein)* as against CHF 1.45 last year	(1,423,228,455)	(1,250,715,915)
Transfer to free reserve	(140,000,000)	(295,000,000)
Total appropriation of available earnings	(1,563,228,455)	(1,545,715,915)
To be carried forward on this account	3,622,789	4,490,965

Report of the Statutory Auditors

To the General Meeting of Roche Holding Ltd, Basel

As statutory auditors we have audited the accounting records and the financial statements (income statement, balance sheet and notes, pages 142 to 145) of Roche Holding Ltd, Basel, for the year ended 31 December 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed in such a manner as to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Conrad Löffel   Jürg Zürcher

Basel, 2 February 2004


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Roche – a Global Market Presence

- ○ Sales
- ● Manufacturing
- ○ Research and development
- ○ Services, financing
- ○ Toll manufacturing by third parties

	○	○	○	○	Switzerland
			○	○	Argentina
			○	○	Australia
○			●	○	Austria
			○	○	Bangladesh
				○	Belgium
	○			○	Bermuda
			○	○	Brazil
				○	Canada
				○	Chile
	○		○	○	China
				○	Colombia
				○	Costa Rica
				○	Czech Republic
				○	Denmark
				○	Dominican Republic
○				○	Ecuador
				○	Egypt
				○	El Salvador
				○	Finland
	○		○	○	France
○	○	○	○	○	Germany
				○	Great Britain
				○	Greece
				○	Guatemala



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	○				Guernsey
				○	Honduras
				○	Hungary
	○			○	India
			○	○	Indonesia
			○	○	Ireland
			○	○	Italy
		○	○	○	Japan
	○				Luxembourg
				○	Malaysia
	○		○	○	Mexico
			○	○	Morocco
	○			○	The Netherlands
				○	New Zealand
				○	Nicaragua
				○	Norway
			○	○	Pakistan
	○			○	Panama
●				○	Peru
●				○	Philippines
				○	Poland
●				○	Portugal
●				○	Puerto Rico
				○	Russia
●	○			○	Singapore
			○	○	South Africa
			○	○	South Korea
			○	○	Spain
				○	Sweden
○				○	Taiwan
○				○	Thailand
			○	○	Turkey
	○		○	○	Uruguay
	○	○	○	○	USA
				○	Venezuela

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Annual Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

Published by	F. Hoffmann-La Roche Ltd, 4070 Basel, Switzerland Tel. +41 (0)61 688 11 11, Fax +41 (0)61 691 93 91
Media Office	Corporate Communications, 4070 Basel, Switzerland Tel. +41 (0)61 688 88 88, Fax +41 (0)61 688 27 75
Investor Relations	4070 Basel, Switzerland Tel. +41 (0)61 688 88 80, Fax +41 (0)61 691 00 14
World Wide Web	http://www.roche.com
To order publications	Tel. +41 (0)61 688 83 39, Fax +41 (0)61 688 43 43 E-mail: basel.webmaster@roche.com

Next Annual General Meeting: 6 April 2004

The Roche Annual Report is published in German (original language) and English.

The Roche Annual Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Corporate AG, Zurich
Source Associates AG, Zurich
Photos: Mike Frei, Zurich
Roche Corporate Photolibrary, Basel
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Birkhäuser+GBC AG, Reinach-Basel
Binding: Buchbinderei Grollimund AG, Reinach-Basel

Cover:
Urogenital diseases – Urea/NaCl/albumin crystal.
Polarising microscopy

Sales by division[1]


Diagnostics 26%
Pharmaceuticals 74%

Sales by region[1]


Asia 18%
Latin America 6%
North America 35%
Europe 38%
Others 3%

Employees by division


Others 1%
Diagnostics 28%
Pharmaceuticals 71%

Employees by region


Asia 16%
Latin America 8%
North America 28%
Others 3%
Europe 45%

1) Continuing businesses

Roche

Sustainability Report 2003



Employees by division

Pharmaceuticals 71 %
Diagnostics 28 %
Other 1 %



Employees by region

Europe 45 %
North America 28 %
Latin America 8 %
Asia 16 %
Other 3 %



Sales by division

Pharmaceuticals 74 %
Diagnostics 26 %



Sales by region

Europe 38 %
North America 35 %
Latin America 6 %
Asia 18 %
Other 3 %



Key figures Roche Group 2003 (continuing businesses[a])

Sales (in millions of CHF)	
Pharmaceuticals	21,551
Diagnostics	7,409
Total	28,960

Employees	
Europe	29,416
Partition Switzerland	7,358
North America	18,439
Latin America	5,443
Asia	10,482
Other	1,577
Total	65,357

Net income (in millions of CHF)	3,292
Research and development (in millions of CHF)	4,671
as % of sales	16

[a] Continuing businesses include the core Pharmaceuticals and Diagnostics businesses, together with treasury and other corporate activities. The Vitamins and Fine Chemicals Division is reported as a discontinuing business.

‘Sustainability’ as a term is relatively new, but the principle it expresses has long been a part of our culture and our activities. Since the foundation of Roche more than 100 years ago, sustainability has guided our activities by uniting entrepreneurial responsibility with innovation for health.

Sustainability Report 2003









Foreword

Roche has been working to improve healthcare for over a century. When Fritz Hoffmann-La Roche founded the company in Basel, Switzerland, in 1896, his ambitious goal was to combat disease more effectively than had previously been possible by using standardised and thus safer medicines. Ever since, Roche has been in the forefront of the quest to develop innovative, targeted and more effective solutions to the numerous health problems that still exist.

Roche regards its scientific commitment that is so closely bound with considerable risk as the company's most important contribution to the community. Each year we commit substantial resources – in 2003 more than 4.6 billion Swiss francs – to long-term research and development projects aimed at creating products and services to prevent, diagnose and treat disease. The combination of diagnosis and therapy enables treatment that is tailored to the individual patient. This improves both the therapy and quality of life for the patient as well as contributing towards cost savings.

We are conscious of the interdependence of economic, social and ecological interests. Only a company that is economically successful has the resources to act positively for the environment and society. Good economic performance, such as we were able to demonstrate in 2003, is, therefore, of crucial importance.

We understand sustainability as behaving responsibly towards society as a whole, but in particular as taking responsibility for our employees. Letting our employees participate in the company's success also is part of that. In addition to our overall generous employee compensation plan in comparison with other industries and also on a local basis, we now also have the employee equity plan 'Roche Connect' that has already been introduced in 40 countries only one year after its launch. 20 percent of Roche employees so far have taken this opportunity to purchase 'Genussscheine' (non-voting equity securities) at a reduced price.
It is a Roche tradition to support those who are dependent on aid. In 2003, we strengthened our commitment towards the world's least developed countries (according to the UN definition) in particular: we completely revised our patent and pricing policies in the poorest countries. Roche continues to make all its products available in these countries, too, but is consistent in not filing any new patents, nor does it enforce any existing patents. This applies to all disease areas, which includes AIDS and malaria. We sell our AIDS products in these countries at cost price with no profit margin at all. For malaria, we work closely together with the WHO. In the Medicines for Malaria Venture (MMV), Roche has deliberately not enforced its malaria patent. In Latin America, Roche gave the Brazilian government the rights to a medicine to treat Chagas disease that is particularly widespread among the Brazilian population.

Our commitment can also be seen in the support of numerous projects in regions with insufficient medical care. Our most significant project in the humanitarian area is worthy of mention here: the 'Phelophepa' health train is a rolling clinic on rails that enables basic medical care for the rural populations of South Africa.

Roche has financed the 'Sight & Life' project for almost 20 years in which targeted distribution of vitamin A combats the onset of blindness as a result of inadequate nutrition, primarily in African countries. With the sale of the Vitamins and Fine Chemicals Division, we have passed on this project to DSM, who will continue to support it.
Sustainability also directs Roche's commitment to culture. In summer 2003, together with the Lucerne Festival (Switzerland), Carnegie Hall in New York (USA) and the Cleveland Orchestra (USA), Roche created Roche Commissions. This project to promote contemporary music shows our determination to



enable innovation at the highest international level that should not have to submit to a short-term zeitgeist.

Ecological sustainability demands goal-oriented action and transparency. For more than ten years we have been reporting on progress in the areas of safety and environmental protection. In 2003 there were no incidents and accidents that affected both individuals and the environment. Work-related accident figures were kept to the same low level as in previous years and were further reduced: both frequency and severity of accidents decreased. We see particular room for improvement in the area of energy consumption, greenhouse gas emissions and chemical wastes. The trend of the individual key figures at Roche, however, has remained positive for years. It confirms our long-standing safety and environmental protection policy that has distinguished itself through its stability, continuity and ongoing improvements despite rapid changes in our business activities. At the start of 2003, the Board of Directors approved our revised Corporate Principles. In contrast to the Corporate Principles that we compiled in the 1980s and applied globally from 1990, which have shown themselves to be very sound and forward-looking, we have placed greater emphasis on social aspects as well as ecology and corporate governance. In addition, the Roche Corporate Sustainability Committee has taken up its work. It ensures the coordination and further development of our strategy for sustainable development across the whole Group and is also responsible for reporting.

Through this report, we would like to offer you detailed insight into the most important of our company's activities that have an effect on sustainable development. Roche's 'Sustainability Report', which integrates the former independent report on safety and environmental protection, will appear annually together with the annual report. To achieve this, we are following the guidelines of the Global Reporting Initiative – a body that unites the interests of various dialogue groups and works closely with agencies of the United Nations. The report is directed at the widest possible readership: shareholders, patients, customers, all our partners in healthcare, the regulatory authorities and other interest groups, a wide public and primarily our employees. It is our basis for a critical approach to self-evaluation, which, as the first report, defines the benchmark and serves at the same time to spur us on to further progress.
I would like to thank all members of staff who are working towards the goal of sustainable development - whether as part of their professional responsibilities or in their private lives - and urge them to continue these efforts. Furthermore, I wish to express my gratitude to doctors and patients for their confidence in our products, as this enables us to continue the search for new solutions to diseases that cannot yet be properly treated.
My thanks also go to our shareholders and the bearers of non-voting equity securities for their commitment to and faith in the company. Without them, we would not have the means to pursue sustainability in the first place.

Franz B. Humer
Chairman of the Board of Directors
and CEO



Train of hope

A project that Roche has been supporting since 1994 is Phelophepa. That is what the people in South Africa have named the train that for almost ten years has brought urgently needed medical supplies to remote regions of their country. Roughly translated, Phelophepa means 'good, clean health' and for many it represents the train of hope.

For many people in Africa, medical help is inaccessible or beyond their means: there are 4,000 people to each doctor. As improving access to medical care is an important concern for Roche, we support Phelophepa as an outstanding example for a sustainability project in this area.

It is a clinic on rails that has ensured basic medical care in remote regions of South Africa since 1994. Roche has been supporting the train that is run by the state railway company Transnet since the beginning. Today the Phelophepa Health Care Train has 16 coaches, weighs 600 tonnes and is fully equipped for general, dental, eye and psychiatric care. The train is underway 36 weeks of every year, visiting regions with inadequate medical care. The staff consists of 14 employees and around 40 students from various fields of medicine, who each do 14 days of practical training. So far, the Health Train has reached more than one million people in remote regions of South Africa – among them many women and children who did not have access to the most basic of medical care.
At each of the 36 scheduled stops, 20 members of the local community come on board for training. During the five-day courses, they are provided with basic information on health, such as first aid, hygiene, infections, nutrition and family health.

Roche was one of the first companies to provide the train that was founded by the state railway company Transnet with financial support and is the main external sponsor today. In recognition of the ongoing commitment made by Roche, the coach housing the health clinic was renamed the 'Roche Health Clinic' in 2001, and we now take full financial responsibility for the clinic, including its maintenance.

The long queues that form daily in front of the mobile clinic testify to the urgent need that this trains fulfils. That is why in 2003 Roche increased its long-standing financial support for the Phelophepa Health Care Train considerably. The additional financial resources were used for a new oncology and diabetes unit. At the same time, significant improvements were made to medical care for school children.

The Phelophepa Health Care Train unites a focus on development and research into newer and better therapies with the search for innovative solutions as well as the principles for sustainability. This makes it a particularly good example of Roche's philosophy in the area of development aid: the search for innovation and initiatives in terms of basic medical care that are appropriate to the given situation working closely together with locally active partners.

Outlook

We take social responsibility seriously and will, therefore, continue to support projects like Phelophepa, in which all the partners involved are ready to take responsibility for their area and make a reasonable contribution.





In brief

Values	Roche has revised the 1990 Corporate Principles. The primary task was to adapt them to the strategic focus of Roche as a healthcare provider built on the twin pillars of Pharmaceuticals and Diagnostics. In parallel, Roche had also further developed social aspects as well as ecology and Corporate Governance and wished to emphasise them more.
Implementation of values	For local personnel policy on a worldwide basis, the Executive Committee approved 'Corporate Principles', 'Behaviour in Business: A Guide to Integrity in Business Transactions', 'Behaviour in Competition: A Guide to Competition Law', as well as various position papers on patent and pricing policy in the neediest countries and animal experimentation. All Roche subsidiaries around the world comply with these standards.
Management system	The Roche Corporate Sustainability Committee, set up in 2003, took up its work and analysed and coordinated activities and positions with regard to sustainable development.
Communication	For ten years, Roche has been publishing detailed safety and environmental protection reports that are now being integrated into the sustainability report. This will be published as an integral part of the annual report. At the same time, information has been prepared, considerably extended and made available at: www.roche.com on the Internet.
Access to medicine	Roche has formulated an exemplary patent policy that facilitates access to medicine and healthcare in the least developed countries. In the area of AIDS, Roche has radically reduced its prices down to cost for the neediest countries. In the area of malaria, Roche worked closely together with the WHO and the Medicines for Malaria Venture and also delivered a patent for their use. In addition in 2003, Roche donated the patent for the manufacture of the then most effective medicine for the treatment of Chagas disease to the Brazilian government. Chagas disease is threatening the lives of 18 million people in the Amazon.
Phelophepa Health Care Train	In 2003, Roche substantially increased its long-term financial support for the Phelophepa Health Care Train and is today the principal external sponsor.
Innovative sponsorship projects	As part of its cultural sponsorship, Roche finances the Jean Tinguely Museum, that was donated by the Group in 1996, which in 2003 presented Jean Tinguely's mobile installations and drawings as well as photographs of the Russian revolution by the Russian avant-garde artist Ivan Puni and an important exhibition of the sculptor Bernhard Luginbühl who works with iron. With Roche Commissions, a joint project with the Lucerne Festival, Carnegie Hall in New York as well as the Cleveland Orchestra that was launched in summer 2003 to promote contemporary music, Roche underscores its intention as an active partner to promote new music that does not follow the mainstream.

Strategy and priorities for sustainable development

There is a dynamic interdependence between economic, social and environmental interests and we aim to maintain a balance between these interests. To achieve this goal as efficiently as possible, we have set priorities to guide us in our progress towards sustainable development.

There are many definitions of 'sustainable development' depending on point of view and interests. Roche accepts the definition of the Brundtland Report, published in 1986, that development is sustainable if it 'meets the needs of the present without compromising the ability of future generations to meet their own needs.' (Source: 'Our Common Future', a report by the World Commission on environment and Development. Chair: Gro Harlem Brundtland, former minister for the environment and the then Prime Minister of Norway)

Research towards the resolution of unsolved health problems
Sustainability begins with our core activity: as a leading healthcare company, we develop, produce and market innovative, high-quality solutions for the still numerous unmet medical needs. This comprises, in our view, the most meaningful contribution made by Roche to the community.

Since the foundation of the company in 1896, each year we have been reinvesting a considerable portion of our turnover into the research and development of new diagnostic kits and therapies. We do this based on state-of-the-art key technologies, a global research organisation and a broad network of specialist partners. In terms of sustainability, medicine should not only then come into play when health has already been compromised. Our goal is integrated solutions as part of a comprehensive approach to healthcare delivery that takes effect before a disease can gain the upper hand for a socially acceptable and cost efficient approach to avoiding the onset of a disease.

Economic performance – in everyone's interest
We aim to improve the creation of value on a constant basis and maintain long-term profitability. This is essential if we are to undertake the investments in research and development which, although inevitably entailing risk, are needed to ensure continued growth, attractive opportunities, a fair return on invested capital, generosity towards the community and – not least – entrepreneurial freedom.

Employees – our success depends on them
To achieve our ambitious goals, highly motivated and qualified employees are crucial to Roche. That is why Roche attaches great importance to a performance culture that rewards employees for their success and encourages each and every one of them to improve further. We constantly ensure that our employees have opportunities to develop their knowledge and skills – through on-the-job training or by attending one of our wide range of courses, for example. Roche's family support and equal opportunity guidelines, in-house welfare and health programmes and an attractive range of workplace enhancement facilities show how seriously the company takes its obligations towards its employees.

Access to healthcare – our contribution as a research-oriented company
It is Roche's overriding goal to contribute to the improvement of health for mankind by researching and developing innovative, high quality solutions for diseases that are currently incurable or difficult to treat. More than 65,000



employees dedicate their work to this on a daily basis. These goals also include the developing world. There, in the interest of targeted aid, we have deliberately focussed our efforts on the most needy groups in the least developed countries around the world, as defined by the United Nations, where the need is greatest and where, in most cases, access to fundamentals like food, drinking water and the most basic form of medical care cannot be guaranteed. The search for innovation and initiatives that are appropriate to the situation in terms of basic medical care represents a challenge to all the groups involved and demands an active commitment from everyone: from those directly affected, their relatives, their community through the locally active aid organisations, all the way to the regional or national authorities and the international community with its numerous specialist institutions and organisations. In terms of long-term, sustainable and effective aid, they must make a contribution in proportion to their capabilities. We are ready to contribute our know-how as part of a network made up of qualified partners from all the areas involved. This demands, however, the commitment of all the partners involved and their readiness to take responsibility for their sphere of influence and make a reasonable contribution.

Innovation – that motor that drives Roche

The battle against the still numerous diseases that remain incurable demands innovation. That makes innovation the motor that drives Roche. In order to cover our considerable long-term investment into the research of new medical solutions, Roche relies on patent protection for new developments. Without patents and appropriate pricing, there can be no innovation. Roche is aware that patents and the price of medicine that are necessary for sustainable economic development can represent one of many barriers to basic medical care for the poorest countries. That is why Roche follows a pricing and patent policy in the least developed countries that should allow people in these regions access to our medical services and products. In these countries we do not enforce our patents and offer our AIDS medication at cost price. Beyond that, Roche is also ready in future, as far as we are able and as part of a broadly supported partnership, to make an active contribution to the sustainable alleviation of suffering.

Social responsibility – an obligation that is part of the Roche tradition
Social responsibility has a long tradition at Roche. We encourage our employees to make a personal commitment to their community and, as well as supporting humanitarian projects, we sponsor science and the arts in the belief that they, too, contribute significantly to quality of life.

Safety and environmental protection – our expertise is undisputed
Safety and environmental protection are key issues at Roche. Only by continuing our efforts in these areas can we make a measurable contribution to sustainable development. We thus regard protection of people and the environment not merely as a national or social obligation but as part and parcel of our corporate activities.

Decentralised structures – Roche relies on local expertise
Implementing the principles of sustainable development impacts all Roche activities and concerns all Roche companies worldwide. In putting these principles into practice, Roche wants to rely as far as possible on local expertise and responsibility. It is up to local managers to define priorities and deploy the most suitable means to address them at each site. In line with Roche's corporate culture, these local structures are being strengthened, so that they can make efficient use of their resources to create sustainable development solutions that meet local needs.

Corporate Governance – for transparency and responsibility
The Executive Committee aims to ensure the long-term and responsible creation of value for all the company's stakeholders. Clear guidelines and structures are necessary for this, as well as transparency with regard to the most important elements of Corporate Governance. Roche is committed to the latest requirements of Corporate Governance and complies with the law and all its statutes as well as the Swiss Code of Best Practice for Corporate Governance of the Swiss business federation economiesuisse.

Details are available in the financial section of the Annual Report 2003.

An ongoing commitment: business integrity

As a Group that operates around the globe, Roche subscribes to high ethical standards. Consequently, Roche and its staff undertake to comply with all local, national and international legislation. These standards are underpinned by the Roche Corporate Principles.

The Executive Committee has put these Corporate Principles into a concrete form by issuing a series of working instructions. These standards are to be observed by all Roche companies around the world.

Among them is the 'Behaviour in Business: A Guide to Integrity in Business Transactions', the aim of which is to promote a common understanding of integrity at all Roche companies and prevent any violations. The guide covers the following topics:

- Bribery
- Granting of advantages
- Dealing with third parties
- Receipt of gifts and entertainment
- Conflicts of interest
- Remuneration of intermediaries

In addition, Roche has compiled a 'Guide to Competition Law'. It is essential that every Roche employee observe these principles, which seek to ensure that competitive behaviour is above board and legitimate. At the same time, every effort is made to inform and train Roche staff in this area: a specially developed computer-based learning programme is deployed in every tier of management up to CEO level (except in the USA, which has its own compliance programmes). The programme not only supplies all the requisite information, but also alerts staff to the key issues.

Strong participation in internal programmes

In 2003, all Roche managers took part in a programme dealing with business conduct. With the help of an e-learning tool, our corporate principles regarding ethical business conduct were refreshed. This programme was worked through at every leadership level with direct subordinates. 99.9% of all employees with leadership responsibility took part in the 'Roclid' programme last year.

Based on this success, Roche developed a further e-learning programme dealing with security in regard to Information Technology (IT). It is intended to ensure that all employees are informed of the risks of data exchange and the potential damage that security gaps in IT systems can cause in the business domain. The 'Roche Secure' programme is a guideline for all employees to protect company data.

The 'Guide to Integrity in Business Transactions' and the 'Guide to Competition Law' may be consulted at www.roche.com.

Trust is good – internal controls are essential

The 'Roche Group Policy on Insider Information' has to be signed by Roche employees who have access to sensitive data or are authorised to undertake major financial transactions. In this way, Roche wishes to ensure on the one hand that its employees behave in keeping with the standards of their profession and, on the other hand, that Roche upholds its reputation as a trustworthy company and market player.

Quality at Roche has to be impeccable

All of our activities are focused on our customers. They must be able to rely on the quality, safety and efficiency of our products and services that meet all legal requirements. Our quality assurance systems meet all the international standards and can be rapidly adapted to react to changes in internal workflows and processes. A well-documented and fast recall procedure is at hand if a product should run into any problems. Compliance with these high standards is continuously checked through internal audits.

Behaviour in business

Anyone who operates in a dynamic market must remain transparent to the other market players. Roche meets this requirement and cultivates equitable and transparent relationships with physicians and other medical personnel who use Roche products. Over and above the legal provisions or industry codes of practice on advertising and other marketing activities that apply nationally, we have undertaken to observe the following guidelines:

- IFPMA Code of Pharmaceutical Practices (International Federation of Pharmaceutical Manufacturers Association)
- European Code of Practice for the Promotion of Medicines of the EFPIA (European Federation of Pharmaceutical Industries and Associations)
- the EFPIA Guidelines for Internet Web Sites Available to Health Professionals, Patients and the Public in the EU.

Outlook

Roche is currently preparing guidelines for dealing with suppliers. These will formally document our expectations, in terms of business ethics, of suppliers of products and services as well as Roche's contribution to these relationships.



Help for the poorest: a challenge for not only the pharmaceutical industry

It is Roche's overriding goal to contribute to the improvement of health for mankind by researching and developing innovative solutions that satisfy the most exacting requirements for diseases that are currently incurable or difficult to treat. This includes developing countries. We have deliberately focussed our efforts on the most needy groups in the least developed countries around the world, as defined by the *United Nations, where the need is* greatest and where, in most cases, access to fundamentals like food, drinking water and the most basic form of medical care cannot be guaranteed. To overcome the situation, more than one company must be involved. Therefore we work primarily with qualified and dedicated partners from all the areas involved who are ready to take responsibility for their area of influence and make an appropriate contribution.

Success in the long-term battle against medical afflictions of the developing world like Malaria and AIDS depends less on the targeted and controlled distribution of medicine, and more on the education and an efficient infrastructure. Prevention in these regions is often much more important and more sustainable than undertaking the usually troublesome life-long treatment of a disease that has already declared itself. It is often the simplest essentials that are lacking in order to break out of the vicious circle of infection and stigmatisation. The search for innovation and initiatives that are appropriate to the situation in terms of basic medical care represents a challenge to all the groups involved and demands an active commitment from everyone: from those directly affected, their relatives, their community through the locally active aid organisations all the way to the regional or national authorities and the international community with its numerous specialist institutions and organisations. In terms of long-term, sustainable and effective aid, they must all take on a part of the burden that corresponds to their capacity. As a healthcare company, Roche is prepared to make a reasonable contribution, initially with know-how, if the authorities responsible and specialist partners with a strong local presence, working together in a so-called 'public-private partnership', achieve the necessary basic conditions for effective aid to those in real need.

Clear guidelines: Roche patents and product pricing in developing countries

Development of a new drug costs on average 800 million US dollars. Healthcare companies thus need long-term incentives to invest in research and development. Patents on inventions play an important role in this context: the granting of a patent makes knowledge of innovations globally accessible while at the same time giving the inventor the exclusive right to exploit his invention for a specified period. This prevents the innovation process from being interrupted and ensures that, in future, too, new and improved products can appear on the market.

To maximise access to all its medicines, Roche has defined a global patent policy:

- No patents for any of Roche's medicines – across all disease areas – will be filed in the Least Developed Countries (defined by the United Nations). Nor will Roche enforce existing patents, or patents that have been licensed-in.

To improve access to those most in need of urgent life-saving HIV/AIDS medicines, Roche has developed a specific HIV/AIDS patent policy:

- Roche will not file patents on new antiretroviral therapies in the Least Developed Countries and sub-Saharan Africa
- Roche will not take action against generic versions of its antiretroviral therapies where Roche holds, or has licensed-in, the patent in the Least Developed Countries and in sub-Saharan Africa
- Roche holds no patents for the malaria medicines Fansidar or Lariam in the Least Developed Countries and sub-Saharan Africa

Roche establishes the prices for its products at the time they are registered and introduced in various countries. As a research-based organisation, the prices of products reflect not only the costs of research and development, but also the risks associated with such research and development.

For the Least Developed Countries, low income and lower middle income countries, the price level is based on the Roche price at the first transaction level in Switzerland, i.e. the Swiss ex-factory price (defined as 'Fabrikabgabepreis').

Roche has committed itself to establish its prices for new prescription products in the Least Developed Countries, low income and lower middle income countries at price levels that would not generate higher income than for similar products in Switzerland.

The price in export markets is influenced over time by a variety of factors, including – but not limited to – import duties and taxes, exchange rates, national price regulations and local distribution and retail margins. Therefore, it is not possible to compare prices across all markets as the factors indicated above vary on a country-by-country basis and over time.

Roche has published two brochures that give detailed information about the patent and pricing policy:
- Committed to Making a Difference: Roche activities to increase access to healthcare globally
- Roche's Commitment to the Least Developed Countries and Sub-Saharan Africa

They may be consulted at www.roche.com.

The least developed countries, as designated by the United Nations, to which the patent and pricing policy applies, are:
Afghanistan, Angola, Bangladesh, Benin, Bhutan, Burkina Faso, Burundi, Central African Republic, Chad, Democratic Republic of Congo (formerly Zaire), Djibouti, Equatorial Guinea, Eritrea, Ethiopia, Gambia, Guinea, Guinea Bissau, Haiti, Kiribati, Lao People's Republic, Lesotho, Liberia, Madagascar, Malawi, Maldives, Mali, Mauritania, Mozambique, Myanmar, Nepal, Niger, Rwanda, Samoa, Sao Tome and Principe, Senegal, Sierra Leone, Solomon Islands, Somalia, Sudan, Tanzania, Togo, Tuvalu, Uganda, Vanuatu, Zambia

Sub-Saharan African states, to which the patent and pricing policy applies, are:
Botswana, Cameroon, Congo, Côte d'Ivoire, Gabon, Ghana, Kenya, Mauritius, Namibia, Nigeria, South Africa, Swaziland

Outlook

Roche currently supports numerous local projects in close cooperation with international and local aid organisations and is willing to continue this cooperation under the terms described in the principles of the 'public-private partnership'. In the interests of sustainability, we back fewer projects but those that take a longer-term view and manage to fulfil the preconditions to aim for the root cause rather than just treat symptoms.

Management system for sustainable development

The Corporate Sustainability Committee is the body within Roche that coordinates and fine-tunes the Group's sustainable development strategy. It is present throughout the entire organisation and at top management level. This ensures the integration of sustainable development in every business area. The Committee is also responsible for reporting.

The Corporate Sustainability Committee reports directly to the Chairman of the Board of Directors and is made up as follows:

- Pierre Jaccoud, Chairman, Chairman's Office
- Gottlieb Keller, Compliance Officer
- Christopher Murray, Pharmaceuticals Division
- Barbara Staehelin, Diagnostics Division
- Rolf Schläpfer and Serge Baumgartner, Corporate Communications
- Peter Heer, Corporate Communications Public Affairs
- Karl Mahler and Dianne Young, Corporate Finance Investors' Relations
- Christoph Thoma, Corporate Human Resources
- Bruno Maier and Urs Jaisli, Corporate Law and Patents
- Hans Künzi, Corporate Safety and Environmental Protection

In addition, there is a Group-wide network of local and divisional experts who address specific issues, e.g. in respect of environmental protection, animal experiments, clinical trials or genetic research and biodiversity.

The task of the Corporate Sustainability Committee is to define (or, where appropriate, update) the goals and target groups for Roche's sustainable development strategy and to organise the necessary processes. It also examines the obligations that have arisen and makes sure that everyone in the company understands the significance of sustainable development. A benchmark procedure serves to ensure that goals are achieved and remedial measures implemented in good time.

International cooperation
Roche is open to sharing its experience with other companies and willing to learn from others. Though there may be some extra prestige in going it alone, the fact is that many problems can be resolved more easily and effectively by working together. In working with other companies and organisations, Roche is guided by the following principles:

- As members or partners, we want to play an active role and help shape the future. We therefore identify with the goals being pursued and share responsibility for achieving them.
- Any international institution in which we participate and whose principles we observe must reflect our fundamental corporate philosophy, values and traditions.

These two principles have made us very selective about the organisations we join. We are currently actively involved in the following organisations and initiatives:

- World Business Council Sustainable Development (WBCSD): Roche is a founder member of the WBCSD and is involved in various working groups within the organisation.
- Business Charter for Sustainable Development of the ICC (International Chamber of Commerce): Roche signed the Charter in 1992.
- Responsible Care: Roche views responsible care as an important component of sustainable development and has committed itself to its application.
- World Environment Center (WEC): Roche has been an active member since the early 1990s.



We also comply with the following guidelines wherever possible:

- Global Reporting Initiative (GRI): An international institution whose mission is to develop globally applicable sustainability reporting guidelines.
- CEFIC (European Chemical Industry Council): Guidelines for environmental reporting
- United Nations Environmental Program (UNEP)
- Universal Declaration of Human Rights (UDHR): Roche recognises and observes the Universal Declaration of Human Rights proclaimed by the United Nations.
- Standards and fundamental principles of the International Labour Organization (ILO): Roche observes all the key labour standards set forth in ILO conventions.

Roche is currently defining its position with regard to the following initiatives but has not yet reached a final decision:

- Organisation for Economic Cooperation and Development (OECD): Guidelines for Multinational Enterprises. Roche already observes the majority of these guidelines and is working towards full compliance.
- Roche shares the goals of the UN Global Compact and is looking towards closer involvement. Our first report on sustainable development, published in 2004, is a step in this direction.

Outlook

Roche shares the goals of the UN Global Compact and is looking towards closer involvement. Our first report on sustainable development, published in 2004, is a step towards this goal.

Corporate report on sustainable development

Reporting makes it possible to track the sustainability of Roche's activities, it highlights what has been achieved as well as any gaps and areas for improvement. We are also responding to growing interest from the public and from our dialogue groups. The Sustainability Report complements the Group's Annual Report and is presented at the same time.

The report as a leadership instrument
In order to guide sustainable development, Roche set up the Corporate Sustainability Committee, which has led the generation of this sustainability report. The data and information contained will serve for the internal review and adaptation of Roche's sustainability strategy. This report will therefore be of benefit as an instrument of guidance as well as a source of information. This first edition will be further developed for 2004 and be altered as necessary in order to represent a comprehensive critical inventory of our activities. This will enable us in future to present an even more detailed look at the sustainable development of our company.

Scope of reporting
This report on sustainable development at Roche is the first of its sort and replaces the Group report on safety and environmental protection (S&E) that has been published annually since 1992. The information on S&E has been integrated as one of the three elements on sustainability in the new report.

The basis for the data in this report has been taken from the Global Reporting Initiative's (GRI) 'Sustainability Reporting Guidelines 2002', and that of the S&E data from the Guidelines of the European umbrella organisation for the chemical industry (CEFIC) 'Health, Safety and Environmental Reporting Guidelines' (November 1998). Based on this, Roche demands data and information of its group companies every year on 39 selected indicators in the S&E area.
All the parameters required by the CEFIC guidelines appear in this report. Any departures are listed in the appendix. In the coverage of economic performance data and information on the social dimensions of sustainability, we have kept very close to the GRI recommendations. In the appendix we have listed the performance indicators that appear in this report. The combined publication of the Annual Report and Sustainability Report makes it possible in some cases to refer directly to certain detailed information and data in the Annual Report.

With the sale of the Vitamins and Fine Chemicals Division during 2003, Roche has taken on new structures and now comprises the Pharmaceuticals and Diagnostics Divisions as well as the two companies Chugai and Genentech, in which Roche has a majority interest. These have been included in Group-wide reporting for the first time although the corresponding key figures have not yet been integrated into this report as the basis for data management has not yet been fully harmonised.

In order to ensure an accurate comparison with S&E figures from the last few years, a new basis for calculation was established for the Group comprising the Pharmaceuticals and Diagnostics Divisions. This means that the influence of the sale of the Vitamins and Fine Chemicals Division has been largely eliminated from the representation of the S&E parameters.
In this report, only the data from the sites that belonged to the Roche Group throughout the entire period under report has been consolidated. Joint ventures with an interest of more than 50 % are fully integrated. Companies with a Roche interest that is below 50 % are not shown in the calculations.
A database has been set up as an instrument for reporting and archiving

the data that is accessible to the various sites via the intranet. Before consolidation of all the data, the latter was frozen and no more changes were allowed.

In the area of safety and accidents all Group companies were included that have at least 50 employees working in technical areas (chemistry, pharmaceutical production, premix plants, laboratories, warehouses, workshops). This limitation goes some way to explaining the difference in the total number of employees in the Group and the number recorded in the area of safety.

For all other data on energy, air and water emissions, chemical and general waste, chlorinated solvents etc., the most important Group sites were included where, in terms of volume, an average 95% of these parameters are covered. The key figures that appear in this report refer to Roche's activities within its own sites, such as research, development, production, power generation, packaging, waste management and wastewater treatment.

The environmental effect of suppliers has not been taken into consideration. The environmental load caused by the transportation of Roche products to customers is similarly not included in the figures here.

Comment on economic performance data is given in detail in the financial section of the Annual Report 2003. All the locations within the new structure of the Roche Group were taken into consideration for the representation of the social dimensions.

Details on reporting

The reporting period covers the business year 2003. The editorial work finished at the end of January 2004. The Sustainability Report was brought before the Board of Directors together with the Annual Report 2003 at a meeting on 2 February 2004 and approved. The next Sustainability Report will be presented for the business year 2004 once again in combination with the Annual Report.

Outlook

Roche is presenting the first edition of the annual Sustainability Report together with the Annual Report and will continue to develop it, adjusting it as necessary to the needs of our dialogue groups.



Together against AIDS



The name BlueSky unites the various initiatives that we have undertaken since 2000 in the least developed countries in the fight against AIDS. Our goal is to help those infected by HIV and those close to them. Among the measures undertaken by BlueSky are educational campaigns, increased local research and development, the donation of medicines and diagnostic kits and aid for children.

Every 24 hours 16,000 people are infected by the AIDS virus (HIV). As there is no cure for AIDS so far, prevention is the top priority. Information and explanation are the most effective instruments against this pandemic given the scarce means available. Among others, it is important to eradicate widely held misconceptions and archaic traditions. To achieve this, however, the international community must coordinate its approach. Only in this way will governments benefit from the most effective support in the fight against AIDS.

This is the reason why in 1998 Roche created the BlueSky initiative. The goal is to develop special social programmes to fight AIDS. Among the measures undertaken by BlueSky are educational campaigns, increased local research and development, the donation of medicines and diagnostic kits and aid for children who have been infected by AIDS or who have lost their parents to the disease. This comprehensive approach can only be implemented effectively with the aid of broad-ranging cooperation. That is why Roche works closely with local authorities and governments in the affected countries.

Projects can be carried out with greater success if they are coordinated by employees who are familiar with local or regional particularities. In this way, the available resources can be put to optimal use.

Another important aspect is training local doctors and nursing staff. In this case, experts in HIV can pass on their knowledge directly; a measure that is actively supported by Roche. The transfer of know-how is most fruitful when it is passed on directly by HIV experts. This allows both experience and information to be conveyed efficiently.

In addition, as a founding partner together with UN organisations like the World Bank, the World Health Organization, UNAIDS and UNICEF as well as governments and the five pharmaceutical organisations Boehringer Ingelheim, Bristol-Myers Squibb, Glaxo-Wellcome, Abbott Laboratories and Merck, Roche has set up the Accelerating Access Initiative (AAI). The goal of this ambitious shared project is to bundle the activities of the participating partners in order to facilitate access to modern forms of therapy in developing countries and achieve improved medical care for people infected with the HIV virus.

Outlook

We continue to make our contribution to solving the AIDS problem. Improving healthcare for people infected by HIV in developing countries remains an urgent priority for 2004. In the interests of attacking the root causes effectively, we are placing the emphasis of our efforts on education in order to break the patterns of infection and to fight the stigmatisation of people who have been infected.


DEBSWANA DIAMOND COMPANY
Listen, Learn and Live.
Are You the Future or
the Lost Generation?
ORAPA &
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In brief

Net income	In 2003 net income came to 3,292 million Swiss francs. The balance of the income generated that remains in the company allows the Group to invest a two-figure percentage of the sales into the research and development of new medical products.
Focus on innovation	We are number one in diagnostics and also take a leading position in countless disease areas. Reinforcement of these positions is strongly influenced by our research and development activities. That is why we increased the necessary expenditure in this area by 13 % to 4,671 million Swiss francs in 2003.
New medication for AIDS and hepatitis C	Thanks to intense research and development activities, Roche was able to launch two new products in 2003. Fuzeon, in a completely new class of active substances to fight AIDS infections, has given new hope to AIDS sufferers, who could no longer be treated in a satisfactory manner with conventional medication. The newly launched Pegasys was successfully introduced to help in the fight against hepatitis C.
Jobs created	As planned, in 2003 Roche grew beyond the market average. Growth in sales and profits that went into double figures enabled the creation of 2,000 new jobs in the continuing businesses. At the end of 2003, Roche had 65,357 employees worldwide.
Salaries	28 % of sales in total is used by Roche for remuneration of its employees. With a total of 8,254 million Swiss francs for 65,357 employees, Roche counts as a leading employer in terms of salary levels in most countries.
Taxes	In 2003, Roche was charged 1,489 million Swiss francs in taxes on income. In this way the company makes a considerable contribution to the financing of state infrastructure and programmes.
Contribution to reduction of costs in health-care	Roche's products and services enable targeted and individually adapted dosage of medication. This lowers the costs of healthcare as well as reducing absence at work as swifter recovery results in shorter absences.

Innovative and successful management

With the Pharmaceuticals and Diagnostics Divisions, Roche achieved sales in 2003 totalling 28.96 billion Swiss francs. Net income from the continuing businesses, after divestment of the Vitamins and Fine Chemicals Division, increased to 3.292 billion Swiss francs. Growth in sales, improved gross margin and the otherwise lower operating expenses all contributed to this increase.

As part of the triple bottom line pursued by Roche, the economic aspect of sustainability is of great importance. Increasing economic success is necessary in order to be able to create values for our stakeholders and achieve sustainable high profitability that will allow the company to fulfil its social and ecological responsibilities. In turn, these are essential to the success of long-term management. With the resulting profit of 3,292 million Swiss francs, we intend to further develop our commitment to research, ensure growth and independence, offer jobs, cover risks and aim for an attractive return for our financiers, who are responsible for enabling our activities by investing in Roche in the first place.

In 2003, the Roche Group's continuing businesses Pharmaceuticals and Diagnostics showed steady progress. Local currency sales in the core businesses were up by 19%, with roughly 12% due to organic growth and the remainder due to the acquisition of Chugai. The 25% growth in local currency operating profit before exceptional items was driven by sales growth, particularly in high margin products and business areas, and by reduced other operating expenses. Operating costs increased due to the Chugai integration, launch expenses, higher research and development expenses and higher administration costs. When also taking into account the exceptional items, local operating profit growth was even stronger at 37%.

More detailed information is available in the financial part of the Annual Report 2003.

In practice, it is not always easy to pay appropriate attention to those goals that matter to sustainable development. It is understandable that for individual projects and investments, the alternative with better value is selected rather than that which is optimally ecological. With its revised principles, Roche affirms its commitment to sustainable and long-term goals and values. Decision-makers, in particular, but also all other employees will find themselves confirmed in the view that sometimes the more costly solution is the better one in terms of sustainability.


Health for everyone

As a global, leading healthcare organisation, we are convinced that a part of our responsibility lies in using our experience to improve access to medicine and make it available to poorer nations. We utilise our resources and knowledge in order to develop new medicines and continuously improve existing products. At the same time, we undertake innovative projects tailored to the needs of affected areas. A transparent patent and pricing policy has great bearing on these efforts.

Our humanitarian activities also include disaster relief. Here we look carefully into what is required on the spot together with the local authorities, aid organisations and Roche companies before supplying aid. It is our aim that appropriate aid goes to the right people and institutions so that we can guarantee long-term sustainable improvements in quality of life for people around the world.

Roche has been supporting long-term and sustainable solutions in the field of health for many years. As our principal contribution, we continue to invest considerable resources in long-term research and development of medical diagnostic tools, procedures and therapies for the numerous and as yet unsolved health problems of man.

A leading healthcare company

Since it was founded in 1896, Roche has developed impressively from a small Basel manufacturer of pharmaceuticals into one of the world's leading healthcare companies. Today we are the number one in diagnostics and take the lead in numerous disease areas.

Roche offers attractive jobs to 65,357 people in more than 100 countries. Our products are marketed in over 150 countries, generating revenues totalling 28.96 billion Swiss francs in 2003. This revenue, in turn, is used to pay salaries and social benefits for our employees (8,254 million Swiss francs), to invest in research (4,671 million Swiss francs), and to pay dividends to those who finance us. Furthermore, Roche was charged 1,489 million Swiss francs in taxes on income.

It is impossible to place a value on Roche's products and services, which exceed that of any monetary benefits, and cover almost the entire healthcare spectrum: from the identification of disease predispositions to prevention, diagnosis and treatment. By helping to prevent, limit, heal diseases or at least to offer relief, they contribute to improving quality of life. From the economic point of view, medication that has been correctly prescribed for each patient immediately lowers the cost for the healthcare system as well as absenteeism as swifter recovery results in less time off work. Numerous examples testify that treatment with medication renders often very expensive surgery unnecessary.

Future-oriented Strategy

Roche is pursuing a groundbreaking strategy that sets it apart from its competitors. We want to position our Group as a global healthcare leader, focused on the twin high-tech pillars of Pharmaceuticals and Diagnostics. Each of our divisions is strong and successful in its own right. In 2003, many products were made available to the healthcare system, such as Fuzeon, a new class of active substance against AIDS, Pegasys for hepatitis C, new tests and the P450 AmpliChip that will allow doctors to prescribe medication according to the metabolism of each patient. But Roche is more than the sum of its parts. The interplay of diagnosis and treatment will also give rise to medicines that are both more effective and safer. Better methods of diagnosis allow the physician to prescribe the correct medication in the individually correct dosage. Therapy is continuously monitored using state-of-the-art methods of diagnosis, which in AIDS, for example, can be life saving. This means that significant predispositions can be recognised early on and the appropriate preventive measures can be taken. What has been achieved in some areas is only a vision for the future in others. In order to turn this vision into reality, Roche is backing a network of research centres with a high degree of independence that work together closely across divisional lines and exchange scientific information.

Strategic Alliances

We cooperate with numerous partners and pursue a sophisticated research strategy, based not only on our in-house expertise but also on our strategic alliances with Genentech (USA) and Chugai (Japan) – companies in which we have a majority shareholding. Our own research and development activities are complemented by carefully targeted alliances in clearly defined areas.

Roche now has over 50 scientific and commercial cooperation agreements with biotechnology companies and universities. It has also entered into about 50 new partnerships with the aim of achieving significant diagnosis and treatment breakthroughs in specific therapeutic areas. These agreements allow our partners to pursue their own visions and retain their own corporate culture.

Pharmaceuticals Division – Innovative Products to Improve Health
When he founded F. Hoffmann-La Roche & Co. in 1896, Fritz Hoffmann had a revolutionary idea: his company would be the first to manufacture standardised medicines on an industrial scale and sell them on the international market. Since then, many Roche products have become milestones in the history of drug therapy. Roche supplies leading quality medicines for several key therapeutic areas that include oncology, virology and transplantation. We have a broad range of products that help satisfy the growing demand for non-prescription OTC (over-the-counter) medicines. Roche Consumer Health meets these needs with products that support healthy lifestyles, protect against environmental stress factors and permit self-medication of minor ailments.

The research, development, manufacture and sale of innovative medicines are the focus of the Pharmaceuticals Division. Our consistent and uncompromising strategy of innovation means that we will remain extremely well positioned to harness the huge potential of molecular medicine, which is opening the way for new treatment approaches that target the underlying causes of diseases. And where we are unable to find a cure, we at least want to help preserve patients' quality of life for as long as possible.

Diagnostics Division – Key Information on Health and Disease
Diseases or a predisposition to a disease must first be identified and diagnosed. Roche offers a wide range of products and services for medical diagnostics. Thanks to years of intensive research, we are now the world's leading in-vitro diagnostics company. Diagnostics play an increasingly important role in healthcare – for example, in the early recognition of disease predispositions or risk factors, in establishing whether patients will respond to a particular medicine or in monitoring the success of a particular treatment. We are striving to bring about a paradigm of change – a transition from acute care towards preventive medicine.

The second major goal we have set ourselves is to translate raw data into usable information. Diagnostic technology is generating a growing volume of health-related data that have to be organised, linked and evaluated. By making all the relevant clinical information available, we provide a broad basis for important treatment decisions. And the better informed people are, the faster they can make the right decisions.

Outlook

Roche follows a future-oriented strategy, which distinguishes the Group clearly from its competitors and on the healthcare market. The combination of diagnosis and therapy produces medicines that are not only more effective but also safer.



An innovative company promotes innovative cultural projects

Artistic innovation and innovation in a research-oriented organisation like Roche share many similarities. Both demand the courage to explore new avenues and pursue unconventional solutions. The Roche Commissions testify to this pioneering spirit: Roche commissions a new piece of music and it is premiered during the Lucerne Festival (Switzerland), played by the Cleveland Orchestra; during the following season, it is featured at Carnegie Hall, New York (USA).

Social commitment has a long tradition at Roche. We value challenging activities. Having supported contemporary music for decades, initially as a commissioning partner and discreet patron, since 2003 we are supporting a new model of cultural sponsorship. Under the title Roche Commissions, internationally outstanding composers of contemporary music will cooperate with leading cultural institutions on two continents. Roche is partnered here by the Lucerne Festival (Switzerland), Carnegie Hall in New York (USA) as well as the Cleveland Orchestra (USA). While developing the Roche Commissions, it was particularly important to us that – unlike in traditional sponsorship – all the partners take on an active role. The selected composer will be invited to meet and exchange ideas with Roche scientists.

At the suggestion of the artistic leaders of these three leading institutions, Roche will commission one new work every year from an outstanding contemporary composer. This highly promising project was launched on 15 September by Franz B. Humer, Roche Chairman and CEO. He presented the first Roche Commission to the renowned British composer Sir Harrison Birtwistle. The work will be performed for the first time on 20 August 2004 during the Lucerne Summer Festival at the Lucerne Culture and Congress Centre. The American premiere is planned at Carnegie Hall, New York, for 2 May 2005.

Harrison Birtwistle was born in England in 1934 and is among the best and most original composers worldwide. After many guest professorships in the USA, he became Musical Director of the National Theatre and later headed the department of composition at the Royal Academy in London. He was knighted by Queen Elizabeth II in 1998. Among the most important of his works are the two operas 'Punch and Judy' and 'The Last Supper', the orchestral work 'Earth Dances' as well as the song cycle 'Pulse Shadows' based on poems by Paul Celans.

There are strong similarities between innovation in art and innovation in a research-oriented company. They both share the courage to seek out novel and strive for unconventional solutions as well as for quality and top performance. This project clearly signals Roche's continuing commitment to culture in the form of the long-term promotion of innovative art.

Outlook

Roche is inviting the composers selected to meet and share their thoughts with our scientists in order to promote mutual understanding for innovation and the courage toward the unconventional.



In brief

Values	Uniform requirement on, for example, salaries, promotion, equal opportunities and communication are set down for all Roche companies and employees in the principles for Roche employees. These were approved by the Executive Committee on 13 May 2003.
Equity ownership programme	In 2002, the Roche Connect programme was launched that gives Roche employees worldwide the possibility to share in the company's success by purchasing 'Genussscheine' (non-voting equity securities). The programme was introduced in around 40 countries by the end of December 2003. Around 20 percent of the employees have participated in Roche connect so far.
Innovative promotional projects	With Roche Commissions, a joint project with the Lucerne Festival, Carnegie Hall in New York and the Cleveland Orchestra launched in summer 2003 to promote contemporary music, Roche underlines its intention as an active partner to enable innovation off the mainstream path.
Ethical behaviour in everyday work	With 'PACT', the Pharmaceuticals Division set up a comprehensive programme in 2003 that continuously reminds employees of Roche's values and ethical precepts in their daily work. This makes it possible to tackle ethical questions proactively.
Socially responsible employer	Wherever Roche is present – our company is perceived as a sustainable and socially responsible company. In 2003, we were distinguished with a number of awards, among them, in Basel, we were distinguished as the employer with the most highly developed sense of social responsibility. In Germany, independent business journalists together with Kienbaum Consultants and the Corporate Research Foundation distinguished Roche with the highest possible grading as one of the 50 most attractive employers in a study that took working conditions, social criteria, development opportunities and future prospects into consideration. In Puerto Rico, Roche was rated as one of the 20 best companies in terms of attractive surroundings at work. In the USA, Genentech was selected by Fortune magazine for the sixth time in a row as one of the 100 most attractive employers, and the magazine Science chose it as Employer of the Year for the second time in a row.
Clear targets for top management	We have developed and introduced a Group-wide and global performance management programme for the 300 members of top management. Among its goals, there is a point that now serves as a benchmark for the creation of value: Operating Profits After taxes and Capital charge (OPAC).

Research and responsibility: obligations we take seriously

Research involves responsibility. We are also conscious of the fact that crossing new frontiers involves significant risks as well as major opportunities. We therefore apply strict ethical standards in our research.

Therapeutic areas

Roche's main activities focus on providing products and services for the prevention, treatment and monitoring of diseases in important therapeutic areas. We direct our activities primarily at areas with unmet medical needs where patients can benefit from individualised therapies.

Therapeutic areas:
- Oncology
- Virology
- Transplantation

As well as
- Respiratory disease
- Anemia
- Inflammatory and autoimmune diseases
- Diseases of the central nervous system
- Cardiovascular disease

Clinical trials – for plannable healthcare

Roche has pledged to comply with the following principles in clinical research:

- WHO Good Clinical Practice (GCP) guidelines: All Roche-sponsored clinical trials using Roche pharmaceutical products are conducted according to these guidelines. Regular training sessions for Roche employees ensure a high standard of quality.

- We see it as our duty to publish the results of all our trials.

- Roche provides clinical trial materials free of charge to patients participating in Roche trials. If the health of these patients improves during treatment, they will continue to receive the trial medication after the trial is completed. If the provision of free medication cannot be ensured following termination of a clinical trial, Roche undertakes to work with local health authorities or other institutions to find a solution that ensures provision of medication at the lowest possible cost.

- We are committed to protecting the privacy of patients participating in Roche-sponsored clinical trials to avoid stigmatisation of such patients and violations of their personal data protection rights and to comply with the law.

- Where the results of a clinical trial in a developing country are used to obtain regulatory approval for a pharmaceutical product in another country, Roche will apply for marketing authorisation for the product in the developing country.

- When conducting clinical studies in developing countries, Roche is committed to working with local investigators, and respecting local laws and customs, provided such laws and customs do not compromise patient safety, human rights and dignity, ethical principles or Good Clinical Practice standards.

- In conducting clinical trials in developing countries, we work within local healthcare systems in a manner that does not overburden such systems.

- The Pharmaceuticals Division's broad-based 'PACT' programme was set up



Further information:
www.roche.com/en/home/science/science-healthcare.htm

to ensure that Roche employees are constantly reminded of the company's corporate values and ethical standards in their daily work.

Animal welfare – a trust we take seriously at Roche

Roche, like all other leading healthcare companies, uses animal experiments in its research and development programmes provided they are indispensable for ensuring patient safety or for compelling scientific reasons. The appropriate and responsible use of animal experiments is an essential part of biomedical research, and in fact such experiments are usually required by the authorities. In about 70% of cases, testing new compounds on animals is the only way of identifying harmful or hard-to-recognise side effects. However, Roche makes every effort to carry out as little testing as possible on primates. One result of our ongoing efforts is that in 2003 more than 95% of testing by Roche and contract firms authorised by Roche was carried out on rats and mice and less than 0.5% on primates. We share the public's concern over the use of animals for scientific purposes. For this reason Roche uses as few animals as possible – without losing sight of the need for reliable, accurate and useful test results.

Roche refrains from animal tests when equivalent results can be obtained by other means.
We have thus been able to reduce the number of animal experiments drastically despite a substantial increase in the number of research projects we are pursuing.

Wherever it is scientifically justifiable, Roche uses medical testing procedures that do not require animal experiments. If this cannot be done, we select procedures that cause the animals as little suffering as possible. Moreover, we have undertaken to develop alternatives to animal experiments.

Roche attaches importance to ensuring that contract firms that conduct experiments for Roche companies conform to the same high ethical standards. Last but not least, all staff involved in animal experiments are instructed to minimise the use of laboratory animals, to treat the animals with respect and to do everything possible to avoid causing the animals pain and distress.

Roche observes all the guidelines of the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH Guidelines), the EU guideline on animal experiments, OECD guidelines and national regulations. Roche also cooperates closely with the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC). One of the AAALAC's declared goals is quality assurance in the field of animal care. Roche's principal research centres have AAALAC accreditation.

Roche also works in conjunction with other organisations whose aim is to develop techniques that help reduce the number of animal experiments. In Switzerland we contribute actively to the 3R Research Foundation. This body provides funding to develop new methods based on what is known as the 3R strategy:
Reduce – develop methods to reduce the number of laboratory animals used.
Refine – improve current methods so that animals undergo minimum discomfort during experiments.
Replace – wherever possible, use alternatives to animal experiments

Bioprospecting

Bioprospecting refers to the collection and analysis of natural substances that show promise of leading to new therapies and medicines. Roche does not currently engage in any activities of this type nor does it plan to do so. Should this change in the future, we will base



our activities on the principles of the 1992 United Nations Convention on Biological Diversity. This convention governs the use of biological diversity and equitable access to genetic resources.

Genetic research as a key to innovation

Genetics has become an important pillar of our company's core businesses in recent years. This new discipline helps us to develop better services and pharmaceutical products.

Further information on the Charter is available at: www.roche.com/en/home/company/com_gov_intro/com_gov_charter.htm

Genetics examines the question why certain characteristics are inherited. For Roche, the origins and heredity of diseases are important in terms of a possible cure. Genetic research contributes significantly to more efficient, individualised healthcare. The Roche Biomarker Programme has been set up to better exploit new technologies. It covers a broad range of biomarkers based on genomic, protein and metabolic approaches and supports therapeutic areas targeted by both Roche Pharmaceuticals and Roche Diagnostics.
The programme will enable us to more effectively leverage synergies between the Pharmaceuticals and Diagnostics Divisions and create long-term value for the Roche Group.

Safety has first priority
We believe that the use of genetically modified organisms is central to the development of new treatment options. Roche gives top priority to the safe handling of biological materials. Genetically modified organisms remain in closed systems and are not released into the environment. Safety measures thus focus both on production processes and on the biological residues that are left following production, since these may contain genetic material from modified organisms. Before disposal, the material is broken down and rendered inactive by chemical or thermal treatment.

A biosafety plan that covers the classification and appropriate handling of organisms has also been drawn up. In addition to the general organisational design of the safety system, the plan describes engineering controls, good work practices, personal protective equipment and emergency measures. There are also various measures dealing with the safe removal of waste and contaminated material such as laboratory consumables. The plan is based on the globally accepted National Institutes of Health/CDC Guidelines and the OECD's Good Large Scale Practice (GLSP).

Roche is confident that micro-organisms, whether genetically modified or not, can be safely handled with the appropriate equipment and used to manufacture new active ingredients for innovative treatments.

Genetic research within stringent guidelines
With the help of internationally recognised experts, we drew up the Roche Charter on Genetics in the 1990s. It encompasses and embraces the following principles and values, which are based on guidelines issued by the World Health Organization (WHO):

- Commitment to scientific rigour and excellence
- Right of self-determination
- Compliance with national and international standards
- Prevention of the misuse of genetic data
- Commitment not to create genetically identical human beings
- Timely communication of research results
- Responsible use of genetic information obtained through research
- Guidance and counsel from an independent advisory group

An interdisciplinary task
Genetic research involves a number of different areas that need to be coordinated. This is why we established Roche Genetics, a matrix organisation that integrates genetics, genomics and pro-

teomics with a view to promoting efficient, effective research, development and commercial efforts in these areas.

A core group of highly qualified scientists involved in basic research deals specifically with technology development and with the validation and adaptation of internal Roche guidelines.

Another function of Roche Genetics is to make sure that all employees working in this area are fully informed about genetics issues and developments.
In concrete terms, this means the following types of specialised support:

- Evaluating genetic studies for Roche researchers worldwide
- Translating genetic concepts into clinical trials for Roche scientists
- Obtaining regulatory approval for new diagnostic and therapeutic products

Dialogue and ethics

In 1999, Roche established the Science and Ethics Advisory Group (SEAG), an independent body with experts from genetics, bioethics, law and sociology that advises in matters relating to the Charter and generally on genetics. Patients are also represented in this group.

Roche can turn to the internationally recognised experts on the SEAG for counsel and guidance on issues relating to genetic research. And this advisory group also promotes dialogue and debate on genetics and regularly reviews the principles, procedures and practices put in place by and for Roche Genetics.

Members:

Bartha Knoppers
Prof. of Law, University of Montreal; Head, HUGO Committee on Bioethics; Member, WHO Advisory Committee on Human Genetics

James Childress
Prof. of Religious Studies and Medical Education, University of Virginia, Charlottesville; Member, President's National Bioethics Advisory Commission; Member, Institute of Medicine, NAS

Mark Frankel
Director, Scientific Freedom, Responsibility and Law Program, AAAS, Washington; Member BoD, National Patient Safety Federation

Ishwar Verma
Prof. of Paediatrics, All India Institute of Medical Research, New Delhi, India; Member, WHO Advisory Committee on Human Genetics

Hans-Peter Schreiber[1]
Professor of Philosophy and Ethics, Basel University and ETH Zurich

Ekkehard W. Jecht[1]
Member BoD, German Patients Association, Bonn

Myrl Weinberg
President, National Health Council, Washington, DC

Ysbrand Poortman[2]
Biologist; Member, European Alliance of Patient and Parent Organizations for Genetic Services and Innovation in Medicine (EAGS); Chairman, European Platform for Patients Organizations, Science and Industry (EPPOSI)

In addition, we promote dialogue on genetics-related issues. As participants in this dialogue, we communicate our company's positions not only to our employees, but also to the public, both directly and through the media. Research results and findings should be appropriately communicated to the general public.

Roche declares that it is not involved in the cloning of human, genetically identical beings.

[1] Member until 2003
[2] Member since 2003

Outlook

The Roche Charter on Genetics goes well beyond current national and international requirements. Respecting these guidelines continues to be one of our priorities in future.

Varied, generous and discreet: social commitment

For Roche, sustainability means linking our power of innovation with corporate responsibility. Our principal contribution to society is to continue to commit substantial resources to long-term research and development of measures for the diagnosis, prevention and treatment of the many diseases for which mankind still has no effective answers.

Our brochure 'Getting Involved: Roche in the Community Worldwide' provides detailed information on our social commitment (available from www.roche.com).

At Roche we strive to be good corporate citizens in every country where we have our own operations. We are aware that our activities impact the environment as well as local, national and international communities, and we want to maintain the highest possible standards while at the same time observing and promoting local practices.

In addition to creating and securing jobs and income and providing financial support to local communities through taxes and other levies, Roche practises good corporate citizenship at all of its sites. Wherever possible we encourage our staff to get actively involved in their communities, but we do not exert any influence over the content and direction of their activities. Spanning the sciences, humanitarian aid, the arts and education, our contributions to society and the communities we serve take many forms. By delegating responsibility for these activities to local Roche companies, we promote cultural diversity.

At Roche social responsibility is all about taking obligations seriously. It means acting on convictions and values.
Our Corporate Principles (see appendix) state that: 'We want to maintain high ethical and social standards in our business dealings.'

Humanitarian aid
Roche is happy to provide expertise and, where appropriate, its own products and services to help competent, locally based non-profit organisations with emergency relief in disaster areas. In such instances, the local Roche company generally decides what kind of help should be given.
First and foremost, however, Roche concentrates its humanitarian aid efforts on developing and maintaining sustainable healthcare delivery for needy people in the poorest countries of the world – medical care which takes account of local needs and infrastructure and equips communities over the long term to prevent diseases, instead of having to cure them. Roche is prepared to contribute by providing medical know-how and, where appropriate, its own products and services, as long as the local partners make the necessary infrastructure available.

In addition to supporting efforts in third-world countries, our affiliates also participate in community projects in their own regions, particularly projects in which Roche staff are actively involved.

Volunteerism – solidarity at Roche
Countless Roche employees are engaged in volunteer activities in their local communities, offering their skills, time and energy to community and social service programmes, health organisations and schools. We sponsor and support their participation wherever possible, which not only serves the community by helping to identify and find solutions for local problems but also improves the social skills of our employees. Such community involvement represents a force for positive change. However, we consciously avoid any involvement in the selection and extent of volunteer work.

Roche employees run, cycle and row to help others. We are delighted by the concern so many of our employees show for the sick and disadvantaged all over the world. The money raised by the Walk for Life events that we co-sponsor in the United Kingdom, the United

States, Holland and Switzerland benefits AIDS patients, while Roche employees in Canada and Switzerland run and row to help cancer patients. In Germany, a Roche team took first place in a field of 25,500 runners in a race to support anti-bullying projects.

A programme that motivates employees

L.D. Barney Roche Volunteer Program is a programme established by Roche Nutley, New Jersey (USA), that aims to encourage employees to perform volunteer work with community, social service, voluntary healthcare and educational agencies or organisations.



Science, art and culture – Roche promotes innovation

Social involvement has a long tradition at Roche. We have applied our resources in support of scientific, social and cultural activities for over a hundred years.

Further information is available under: www.roche.com/en/home/sustain.htm

Roche generally focuses more on donations than on publicly visible sponsoring activities, which are primarily initiated at the divisional rather than the corporate level. As an innovative company, our primary aim is to support innovative and sustainable projects. The impact on public perceptions of our company is a secondary concern. We see ourselves as an active partner committed to offering our professional expertise rather than just our financial support.

We are involved mainly in
- humanitarian projects
- promoting science and the professional development of young scientists
- and cultural projects

We are guided by the following principles:
- Roche companies worldwide make their own decisions on which charitable causes to support in their areas of responsibility as part of good corporate citizenship.
- We strive for the highest possible quality. Those who come to Roche with the passion and the necessary skills for a project will find in us an active and committed partner.
- We attach great importance to active employee involvement: Staff in Roche companies are encouraged to personally support initiatives in their local settings. We prefer to make contributions to cultural and humanitarian projects in which Roche staff are involved.
- We refuse to support any projects with a religious, political or commercial background, including professional or semi-professional sports events. Likewise, we do not participate in activities that might replace or compete with state funding.

Following the construction and opening of the Jean Tinguely Museum in 1996 to mark the centenary of F. Hoffmann-La Roche Ltd, the company initiated another corporate sponsorship project in the cultural area in 2000 and since then has gradually extended its commitment. In collaboration with the Lucerne Festival, Carnegie Hall in New York and The Cleveland Orchestra, Roche has launched Roche Commissions, a project aimed at promoting contemporary music. Roche's involvement in this unique venture underlines its willingness to actively support new ideas. The principles set out above apply here as well. We intend to continue our longstanding policy of supporting charitable causes with no strings attached and with no expectations of receiving anything in return. The sponsorship activities which are a natural part of marketing efforts at the divisional and affiliate level are a different matter and are therefore not discussed here.

A long tradition of promoting research

Our commitment to independent research dates back to 1924, when Roche established what was probably Switzerland's first private foundation to support young scientists. The Roche Research Foundation for Scientific Exchange and Biomedical Collaboration with Switzerland was founded in 1971 – the year of the company's 75th anniversary. The foundation works to further the careers of young scientists conducting basic research in biology and medicine.

As part of its commitment to promoting science, Roche supported the Basel Institute of Immunology for 25 years, donating around a million Swiss francs

to fully independent basic research in this area. Three scientists have been awarded Nobel prizes for basic research they did at the Institute. The Institute has been integrated in the Roche Centre for Genomics with the goal of applying genetic and genomic know-how to investigate molecular processes of important diseases. A Chair at the University of Basel has been fully financed by Roche in order to continue the tradition in the academic field. Roche also contributed to the Roche Institute for Molecular Biology in the United States for many years.
We continue to support many projects in the area of basic research, but we are now increasingly taking into account the diversity of scientific issues and universities.

Supporting universities
For a research-based company like Roche, close cooperation between industry and universities is imperative. That is why we established the first international chair for cardiology in 1999 at the University of Leuven in Belgium. In Switzerland, we created a research fund for the Department of Biology at the Federal Institute of Technology in Zurich and in 2001 helped establish a professorship of immunology at the University of Basel. In 2003, Roche contributed to the foundation of the Luc Hoffmann Professorship of Field Ornithology at the University of Oxford.

Honouring pioneering scientific work
We believe that outstanding scientific work should be rewarded. This is why for many years we have been awarding a variety of prizes for research excellence. Roche Diagnostics in Germany, for example, has awarded its Molecular Bioanalytics Prize, worth around 50,000 Euros, to 30 researchers since 1970. Four recipients have gone on to win Nobel prizes.
Since its establishment in 1998, we have provided operating grants of 25 million Swiss francs to the Roche Organ Transplantation Research Foundation.

Our commitment to the younger generation
The Roche MBA Fellowship Programme (http://euroweb.roche.com/mba/): A programme that provides grants to scientists who wish to study for an MBA. The objective of the programme is to encourage people with outstanding talent to complement their medical or science qualifications with a business education in an international environment.

Technical Training Project: This project was established in the United States in 1968 by 11 pharmaceutical companies. Roche was a founder member. This non-profit initiative helps young people from minority backgrounds to prepare for careers in science and technology. We have been represented on the steering board from the start and continue to provide funding for the project.

Schweizer Jugend forscht ('Swiss Youth Research'): A foundation that provides opportunities for young people in Switzerland to gain deeper insights into research and science. For many years now Roche has been working closely with this foundation, which offers young people a chance to watch scientists at work and sponsors competitions in which they get to work on science projects of their own. Similar projects are supported by Roche companies in other countries.

Art and culture
Roche has a long tradition of supporting contemporary artists and cultural projects, particularly in music but also – as the Jean Tinguely Museum illustrates – in the visual arts and architecture. There are close natural links between innovation in the arts and innovation in a research-oriented company like Roche. For most of the staff at Roche, art is part of everyday life. Many employees have traditionally had an original work of art in their workplace, and the Roche research and production buildings are characterised by their distinguished industrial architecture. Otto Salvisberg designed the first masterplan for a Roche site at the start of the 20th century, and many great architects, such as Roland Rohn, Herzog & de Meuron and Mario Botta, have retained the key themes of functionalism, clean lines and transparency as the basis for designing other major works of modern industrial architecture for Roche, which have contributed to the community.

Our obligations to employees

Highly motivated and qualified employees are critical to the success of any company. This is why Roche promotes an achievement-based culture in which performance is recognised, thereby encouraging all employees to maximise their individual potential.

In January 2003, the Board of Directors approved the revised Corporate Principles (approved by the Executive Committee in February 2003). These embody Roche's aims to be an innovative company of which its employees can be proud and on which its partners can depend in the long-term. These principles are the documentation of implicit rules according to which Roche will orient in the future.

Based on the Corporate Principles, Roche prepared a human resources policy for use worldwide that was approved in May 2003 by the Board of Directors. The policy summarises the intended approach and business practice in the areas of human resources (recruitment, development, remuneration), diversity, discrimination, child labour, freedom of affiliation, health, safety and environmental protection. We have committed ourselves to Roche's values and ethos in every area and tolerate no infringements. All employees have received a copy of this document and they are expected to act according to these guidelines.

By approving this human resources policy, Roche has committed itself to employment procedures that meet high standards with high expectations of current and future employees. Roche wishes to offer innovative, ethical, growth-oriented and challenging jobs with the implicit expectation that every employee contributes to the business results and participates in the company's success.

Roche demands a total commitment but also offers considerable room for personal initiative meeting high ethical requirements. We want to attract and retain top talent as it has the greatest influence on business success.

Remuneration and profit-sharing

In addition to adopting the new human resources policy, the company confirms its commitment to good corporate citizenship by issuing a formal executive remuneration policy for top management. This expresses the fact that management employees at Roche are remunerated not only for their current but also for their long-term performance within the company. Special attention is paid to the measurement of their contribution to the creation of value. The guidelines also imply that a significant part of the remuneration for management is in the form of 'Genussscheine' (non-voting equity securities) in order to coordinate their interests with those of the shareholders. We have introduced a performance share plan for top management (40 individuals) of an extremely entrepreneurial character that rewards above-average creation of value.

In addition the total of employees in leadership positions who receive incentive packages rose to 1861 – 921 in the form of share options and 940 as equity plans. This ensures that top managers and specialists are strongly involved in the future of the company and they have an incentive to improve shareholder value.

The significance of the company attaching importance to above-average value creation to the benefit of shareholders is also expressed in the expansion of the profit-sharing plan for employees that took place in 2003. Roche Connect – as the employee profit-sharing plan is known – was introduced in almost 40 countries by the end of 2003. With the purchase of 'Genussscheine' (non-voting equity securities) as reduced price, 7600 employees became investors in the company. The interest and participation in the plan exceeds our initial expectations. In the countries where the plan was introduced, approximately 20% of employees have participated in Roche Connect. In South Korea, Costa Rica, Pakistan and Colombia, almost 50% of employees are participating in Roche's success and are investing 10% of their salary in our 'Genussscheine' (non-voting equity securities). The company's excellent performance and the current list price contributed to this very good result. Employees who participate also share the interests of the stockholders and benefit from the success that they generate.

With our support Roche staff can create the financial basis for a secure retirement by building up pension nest eggs in company plans that operate within the framework of local labour and social security legislation. All Roche companies have solid, well-funded occupational pension schemes. Almost all the country organisations top up the pension plans of long-term employees, in certain cases significantly, in order to enable them a good livelihood through their pension. Only very few (7) subsidiaries offer their employees no pension benefits and services beyond that required by law.

In more than 70% of Group companies, there are principles regarding changes in terms of information, consulting and negotiation with employees.

We carry out regular monitoring to see how attractive we are as an employer. In the last two years, almost 50% of our employees have participated in surveys on satisfaction at work and have helped us to make improvements.

Developing tomorrow's employees
For Roche, performance represents the basis for continuing career development. Leadership and performance are the basis for promotion to top executive positions. These straightforward but effective criteria were reinforced by the Executive Committee in 2003. Successful decision-making within the Group builds on these criteria.

Roche intends to develop, promote and retain highly talented people over the long term. We already have highly qualified employees and management teams, but continue to aim even higher. Our innovation- and performance-oriented culture has allowed us to appoint many talented people who perform well, and we will continue to do so. This culture is based on an annual performance review for virtually every employee coupled with the opportunity to take the necessary training either locally or globally.

The average age in top and middle management, which has shown a definite move downwards, is 46 years. Management staff have worked for Roche for an average 13 years. These figures testify to the success of our philosophy of discovering, developing and promoting internal staff. Currently there are three high performance, well qualified candidates for every management position.

Further training
In order to fulfil specific needs and utilise opportunities in an optimal manner, each Roche company designs its own staff development programmes. The annual employee performance appraisal interview provides an opportunity to discuss employees' individual strengths and weaknesses, foster employee potential and make joint decisions about training and development measures as well as career development paths.

Roche offers international training programmes for the core areas of staff and business management. These courses for Roche employees from around the world are conducted at our new training centre in Buonas, Switzerland. More than 1500 managers – in other words, almost all of middle and senior management – have undergone staff and business management training in the last three years. Personal coaching is used to help managers incorporate what they have learned into their daily management duties.

In 2003, Roche employees spent an average 23 hours on training, which represents more than three days of training. Emphasis was laid on training that focused on lifecycle in, for example, research and development, marketing, and sales followed by technical training in engineering, maintenance and production.

Roche is also actively involved in various professional and vocational training and development programmes in the natural sciences, technology and healthcare. We want to help the younger generation by providing opportunities for them to experience real-life working situations and by supporting them during the course of their scientific, technical or medical training.

Communicating with school pupils and students is very important to us. In Ireland, for instance, our staff visit schools to discuss pupils' career plans and conduct practice employment interviews. Furthermore, schools are able to arrange excursions to Roche facilities, and teachers can even sign up to work for a day at Roche.

In a long-term cooperative effort with the Swiss Youth Research Foundation, Roche has been offering teenagers the opportunity to peer over the shoulders of our research staff for a week at a time and to work on their own science projects for student competitions. In our laboratories these scientists of the future are introduced to some of the skills they will need for a career in research.

Human Resources milestones in the Divisions

Pharmaceuticals

The Human Resources function was introduced in the Pharmaceuticals Division in 2003 in order to strengthen the core competencies of human resources and align them to the Division's business goals. This function will, in particular, further promote and embed a performance-oriented culture of value creation throughout the pharmaceuticals organisation worldwide. The goal is: the most talented and successful leaders should receive appropriate further training and corresponding remuneration.

The following goals have been set for 2004: develop leadership capabilities, find and promote younger, promising employees – tomorrow's executives – as well as career planning for international leaders. In addition, the performance-oriented remuneration strategy will be further developed, in which all employees will participate in proportion to their contribution to the company's success.

Diagnostics

2003 was a year in which larger projects and new processes were implemented. The introduction of leadership principles as part of important human resources processes and systems, such as performance management with remuneration, review and development programmes, was given high priority. These measures support the development of leadership capabilities that belong to the most important driving factors for the creation of value in the division. A range of programmes are available for management development: for candidates from entry level – management trainee programmes, for example – through to upper management. The emphasis of training and development projects in 2003 was laid on project management and value-oriented management.

The search for internal as well as external talent enjoys a high priority. Accordingly, we repositioned ourselves as an employer with the 'Roche Diagnostics – where you can leave your mark' advertising campaign. Examples of our activities can be seen in our new websites and the introduction of an e-recruitment platform.

Human resources at Roche Consumer Health

In 2003, Roche Consumer Health (RCH) directed its attention to individual improvement in performance to promote global growth. Concomitant is the efficient support of those responsible for the country organisations as well as management and employees in marketing and sales. Also part of the improvement in performance was this year's 'World Wide Workshop' at which the connection between the expertise and abilities of the Country Managers and the RCH strategy were discussed.

Outlook

Roche wants to continue to be an attractive employer for talented people, in that it offers them challenging activities, gives them a chance to be entrepreneurially active, and makes a career possible for those who create value and demonstrate leadership qualities.



Business and personnel development – growth leads to increased staffing levels

The fine performance of the core businesses Pharmaceuticals and Diagnostics is also reflected in our personnel figures: in 2003, 2,000 new jobs were created in the non-divested businesses.

In 2003, Roche showed, as projected, above-average market growth. Double-digit growth in sales and profits has led to the creation of 2,000 new jobs. The acquisition of Disetronic resulted in 900 new employees for the Group so that, including further acquisitions, a total of 2,959 jobs were created. This organic growth is contrasted by the loss of 7,200 employees with the sale of the Vitamins and Fine Chemicals Division in October 2003. 5,366 new staff (8.2%) and through acquisitions took on almost 1,100 employees. 53% of the new staff is female.

Headcount by region:
As the majority of employees in the Vitamins and Fine Chemicals Division worked in Europe, Roche has recorded a reduction of 3,135 jobs in Europe. The most important locations for the Vitamins and Fine Chemicals Division were

Headcount and personnel costs by division:

	2002	2003	Change	Personnel costs 2003 in CHF million
Roche Group	69,659	65,357	-4,302	8,254
Pharmaceuticals	44,901	46,625	+1,724	5,435
Diagnostics	17,068	18,302	+1,234	2,133
Vitamins and Fine Chemicals	7,261	0	-7,261	532
Others	429	430	+1	154
Continuing Group businesses	62,398	65,357	+2959	

Headcount by region (2003 without Vitamins and Fine Chemicals Division):

	2002	2003	Change
Europe (all)	32,551	29,416	-3,135
Switzerland	8,569	7,358	-1,211
North America	17,988	18,439	451
Latin America	5,816	5,443	-373
Asia (all)	11,550	10,482	-1,068
Japan	6,361	6,226	-135
Africa, Australia, Oceania	1,754	1,577	-177

Personnel costs (salaries, pensions and benefits) in 2003 amounted to 8,254 million Swiss francs representing 28% of revenues. Total fluctuation in personnel came to 3,507 employees (~5.4% staff). In 2003, Roche employed a total of in Kaiseraugst and Sisseln, explaining why almost half of the reduction in headcount took place in Switzerland. In North America, there was growth in staffing levels in the Pharmaceuticals business, which corresponds to the current trend in this market. In Latin America and Asia the drop in head-count caused by the sales of Vitamins and Fine Chemicals Division was made up for in part by the integration of Disetronic as well as by business and job growth in these regions.

Sale of Vitamins and Fine Chemicals Division

On 1 October 2003, the Roche Vitamins and Fine Chemicals Division became the property of DSM. All the employees were also transferred to DSM on the same day. All retired employees of the Vitamins and Fine Chemicals Division will be treated in the same way as their colleagues who also worked for Roche.

All employees who take retirement by the end of 2004 are treated as Roche retirees.

DSM and Roche have agreed that the separation from the Roche retirement plan should take place on 31 December 2004 so that DSM has time to extend its own pension and benefits system. In the meantime, Roche is continuing to carry out certain personnel services (salary book-keeping, executive management system) for the former Vitamins and Fine Chemicals Division. DSM, however, has full responsibility for personnel decisions and conditions of employment.



A good working environment

Outstanding employees are our most important asset. In order to perform to the best of their abilities and generate significant added value, they require a challenging environment. For this reason we make every effort to provide the best possible working conditions.

Outlook

With the intensification of measures to investigate and provide information on sustainable development, we will reach even more employees more directly and will be able to motivate them to action.

Equal opportunities

At Roche we recognise how important it is for employees to be able to strike an effective balance between personal and professional development needs. If at all possible, we meet employees' requests for special working arrangements. Our conditions of employment focus on the employees and their duties and functions at Roche.

We find it important that parents should have the possibility to combine job and family life. In 2000, Roche Nutley (USA) was once again presented with the 'Working Mother Award' in recognition of its company policy that particularly takes into account the needs of women and families. In Palo Alto (USA), our employees can count on the support of a day care service provided by the innovative organisation 'Children First'.

And in Switzerland, the Basel government presented us with the Equal Opportunity Award 2000. Since 1990, we have offered our employees a broad day care offering and have also set up a day care centre.

Apart from our position on prevention of discrimination in the Corporate Principles, almost 90% of our subsidiaries have adopted their own programmes or measures to prevent discrimination. Although today just barely 41% of our staff is female, since 2000 more than 50% of new employees were women (2003: 53%). This trend has not yet carried through to upper management. Currently four out of 80 management positions are held by women. In contrast, 15% of middle management jobs are held by women and 20% of the potential successors for these positions are women.

Respecting human rights

Roche supports and respects general human rights as proclaimed by the United Nations, in as far as they are within our company's sphere of influence. This stance has been laid down in our Corporate Principles. To ensure they are observed, a Human Resources Manager has been employed at every Roche site. These managers are in close contact with Roche headquarters and meet at least once a year.

The following basic principles are respected by all companies within the Group:

- Roche condemns all forms of forced or child labour. Roche tolerates the employment of juveniles only where their employment is lawful and only under conditions which adequately safeguard their well being. In addition to the guidelines as part of the personnel policy, more than 95% of Roche subsidiaries have supplementary guidelines to exclude any form of child labour. Where no such additional guidelines exist (Switzerland, Sweden, Spain, Ireland, Austria), the Roche personnel policy applies.
- Roche does not tolerate any form of workplace discrimination based on gender, race, age, skin colour, religion, marital status, sexual preference, heritage or physical or mental disability, nor do specific Roche sites tolerate any other forms of discrimination prohibited by law or regulation in the countries or localities where they operate. In 2003, more than two thirds of Roche subsidiaries put into force their own specific principles – in addition to the Roche personnel policy – in order to ensure equal treatment of all employees. Nearly 90% of the country organisations have their own



Uniting professional activities with family responsibility

'Genentech's 2nd Generation' is the name of the day care centre that Genentech has set up for its employees' children. The centre, founded in 1989 in San Francisco, looks after children from six months to six years old. Genentech has taken over a significant part of the running costs so the parents of children who come here do not suffer financially. The day centre is open almost 12 hours daily, from 6.45 a.m. until 6.30 p.m. All these factors explain why Genentech was selected once again by 'Working Mother' magazine for their nationwide 'Top 100 Companies for working Mothers'. And was also selected for the coveted listing of the 'Top 100 Companies to work for in America' run by the well known 'Fortune' magazine for the fifth time in a row.

Social responsibility also implies promoting the motivation and satisfaction of one's own employees. That is why Roche supports compatibility between job and family. In the USA, Genentech has set up a day care centre that is one of the best in the country. Roche has a strategic alliance with Genentech and is a majority shareholder in the company.

guidelines – in addition to those that apply throughout the Group – in respect of human rights, and more than 85% of the country organisations have policies and programmes or take active measures to avoid discrimination.
- Roche does not tolerate any form of psychological, physical or sexual harassment or any other violation of the dignity and respect of employees in the workplace. Should an employee be subjected to harassment, his or her supervisor or manager has a duty to ensure that it ceases immediately. Employees are requested to report incidents of harassment to their manager or human resources department at once.

No violations of the above guidelines were brought to the attention of the Roche Executive Committee in 2003.

Open dialogue with employee organisations

Roche fully endorses the role of trade unions and employee organisations. Roche respects the rights of all employees around the world to join legally recognised trade unions and employee organisations. Maintaining open dialogue with such organisations is very important to us. In the mid-1990s Roche set up the European Works Council to ensure regular and constructive dialogue with representatives of employee organisations.

Roche HIV/AIDS policy employees

Our commitment to those employees suffering from HIV/AIDS does not finish when they go home at night. In addition to the Roche HIV/AIDS policy that applies globally, more than 35% of our subsidiaries – principally in Asia and Africa – have developed extended programmes on how Roche stands by sick employees and their dependents.



Uniting architecture and environment

For Roche, corporate sustainability also includes architecture that takes the environment into consideration. In Graz (Austria), we have constructed a building that takes all eco-efficiency criteria into consideration and at the same time creates a strong visual impression through its unusual structure.

Only 18 months after having laid the cornerstone of our new Roche Diagnostics site in Graz (Austria), we were able to celebrate its opening in 2003. Roche invested around 35 million Euros to build the showcase construction with a surface of 13,000 square metres. The new headquarters of 'Near Patient Testing' was designed and built by Graz architect Ernst Giselbrecht incorporating the latest developments in ecological construction. With its innovative, environmentally adapted infrastructure, the building unites all the features of modern and ecological architecture. In contrast to conventional constructions, the concrete walls and ceilings in Graz are used, for example, to cool and heat the rooms.

This so-called 'concrete core activation' together with an innovative system to provide shade permit optimal ecological temperature control. The integrated solar protection system is able to create a layer of heat around the outer shell of the building that acts as insulation. This allows energy consumption to be reduced even more. An analysis of energy consumption after the first year in use will result in more exact data. The Roche Diagnostics gardens unite geometry, dynamics and colour.

The forms and structures are deliberately geared to the changing vegetation throughout the four seasons. Even here, nature is integrated into the architecture.

Above all, the 350 employees appreciate the structure that promotes good communication and the stimulating surroundings in which they feel comfortable and which spur them on to the generation of new ideas. The building also attracts interest beyond Roche Diagnostics: guided tours allow interested parties to find out about the various merits of the new building.

Altogether, the Graz building is impressive in the way it unites clear, architectonic lines and environmentally sound construction methods. It sets a standard that shows the way for future constructions. The new international headquarters for medical analysis systems has triggered the development of a healthcare cluster in the Graz region. That also applies to the projects that Roche Diagnostics has already carried out and is planning together with the prestigious medical department at Graz University.

Outlook

The Roche Graz building unites esthetic and sophisticated architecture with eco-efficient considerations. It sets the standard for the future development of company buildings against which Roche is happy to be judged.



In brief

Incidents and accidents	In 2003, there were no significant incidents. The level of accidents has also improved. Both the frequency and severity of accidents went down.
Energy	Higher production volumes and the extreme climatic conditions of summer 2003 resulted in an increase in energy consumption.
Greenhouse effect	Roche's contribution to the anthropogenic greenhouse effect decreased further in 2003.
Emissions	Nitrogen oxide and sulphur dioxide emissions responsible for acid rain as well as that of volatile organic compounds (VOCs) were reduced in 2003 as a result of technical improvements to installations.
Waste	The volume of chemical waste products increased in 2003.

Development of safety and environmental protection

Roche made further improvements *in many areas that are relevant* to safety and environmental protection.

Scope of reporting

This year safety and environmental reporting covers the Roche Group with the Pharmaceuticals and Diagnostics Divisions: the key figures that refer to the Vitamins and Fine Chemicals Division that was divested in October 2003 are not included. Data for our joint-venture companies Chugai and Genentech is being submitted for the first time. This data will be integrated in future reporting when congruency with existing S&E data submitted by Roche can be ensured and as soon as trends can be developed.

In absolute terms the key figures show impressive changes in comparison with those of the previous year. The withdrawal of the significant contributions from the chemical plants of the Vitamins and Fine Chemicals Division has led to considerable reductions in particular in raw materials and energy consumption as well as in emission and waste products. A new basis was established in order to provide an accurate comparison with figures from the previous year.

Results

*Improvements in the safety and environ-*mental protection (S&E) area came from training and further education for employees as well as from ongoing upgrading of production plant to take advantage of the newest technology. In contrast, the increase in production volumes led to higher volumes of waste. For the first time since 1992, S&E performance is presented as part of sustainability reporting in an abbreviated form in comparison with previous years.

Performance evaluation that takes the new Group structure with the Pharmaceuticals and Diagnostics Divisions into consideration shows that sites whose S&E parameters did not previously stand out among the high figures from Vitamins and Fine Chemicals Division have recently moved into the spotlight. In this way it was possible to tell, for example, that no longer are subsidiaries with chemical plants the greatest consumers of energy but the large administrative centres that are recorded as part of reporting.

It further became clear that batch production, that is typical for the chemical industry, results in strong fluctuations in terms of time for individual key figures. Consumption of certain raw materials, such as chlorinated solvents, as well as the amount of waste material that is formed are defined by a plant's production schedule. In this way the figures submitted are subject to fluctuations caused by deliveries that come in batches.

The S&E record of achievement at Roche in 2003 compared with the previous year

↑ Production
The total volume of chemical, pharmaceutical and diagnostic production increased by 3.5 %, and the total volume of energy and waste-intensive chemical production increased by 6 %.

↑ Energy
Total energy consumption in the Roche Group increased by some 5 %.

→ Carbon dioxide
Emissions of the most important greenhouse gas increased slightly by 2.3 %. Roche's contribution to the global greenhouse effect, expressed in metric tons of CO_2 equivalent per 1 million CHF in sales declined, however, by 4.9 %.

↓ Acid rain
Total emissions of nitrogen oxides (NO_X) and sulphur dioxide (SO_2), which are the compounds responsible for acidification of soil and water and are produced by combustion of fossil fuels and wastes, were reduced by 26.9 %. Individually NO_X emissions went down 25.1 % and SO_2 emissions were reduced by 30.3 %.

↓ Summer smog
Emissions of volatile organic compounds (VOCs), which contribute significantly to ozone formation in the lower atmosphere, decreased by 39.7 %.

↓ Water consumption
Total water consumption by the Roche Group was down 9.9 %. The amount of water that goes into wastewater treatment increased by 7.4 %.

↓ Wastewater
The amount of total organic carbon (TOC) discharged into surface waters after wastewater treatment declined by 0.1 %. Heavy metal releases decreased by 36.7 %.

↑ Waste
Chemical wastes from production, research and development, power generation, wastewater treatment and waste incineration increased by 8.7 %. At the same time, the volume of valorised by-products was down 12.8 %. The volume of general wastes decreased by 4.2 %.

↑ Chlorinated solvents
The consumption of chlorinated solvents increased by 19.1 %.

→ Halogenated hydrocarbons
The consumption of halogenated hydrocarbons, which play a major role in the depletion of the ozone layer and in the greenhouse effect, decreased by 22.2 % to a total of 7.6 metric tons. The inventory of these compounds in refrigeration and fire extinguishing systems rose by 9.7 % to 128.6 metric tons.

↑ S&E expenditures
Capital expenditure for S&E increased by 37.8 % and operating expenses by 4.7 % so that total costs for S&E went up by 14.7 %.

↓ Incidents and accidents
The number of reported incidents remained at a low level. The frequency of work-related accidents decreased by 2.4 % while the severity declined by 19.7 %. The number of lost workdays recorded due to work-related illnesses increased but was significantly lower than the number of absences due to work-related accidents.

Key figures and goals on safety and environmental protection

Safety and environmental protection are part of a long tradition at Roche and are well integrated in all our activities as a matter of course. Roche complies with the principles for sustainable development and strives continuously for improvements.

Outlook and goals
Improvements in S&E are achieved by changing behaviour and by applying technical measures such as adapting equipment to the new standards or aiming for the development of new innovative processes. A sustainable effect can only be achieved within a longer time frame. We want to continue this trend of continuous improvement of our performance in the various areas of S&E and achieve progress everywhere where it is possible and economically viable. This is why the following goals have been decided on for the next five years:

- Savings in energy consumption of 10%.
- Reduction of greenhouse emissions of 10%: reducing CO_2 by making savings in energy consumption and by phasing out halogenated hydrocarbons used in refrigeration and air conditioning installations.
- Reduction of VOC emissions by a further 10%.

Indicator[1]	2002 Roche	2003 Roche	Pharma	Diagnostics
Investments in S&E (in millions of CHF)	98	135	93	42
Operating costs for S&E (in millions of CHF)	225	236	163	73
Work-related accidents	462	503	359	144
Work-related fatalities	0	0	0	0
Work-related accidents per million working hours	6.65	6.54	7.01	5.59
Workdays lost due to work-related accidents	4,959	4,368	3,027	1,331
Total days worked	8,680,054	9,617,473	6,397,747	3,219,726
Occupational illnesses	184	152	129	23
Occupational illnesses per million working hours	2.65	1.97	2.52	0.93
Workdays lost due to occupational illnesses	193	669	542	127
Number of transport accidents				0
Road	1			
Air		1	1	
Transport accidents per ton transported				0
Road	1×10^{-6}			
Air		3.7×10^{-6}	3.7×10^{-6}	



Indicator[1]	2002 Roche	2003 Roche	Pharma	Diagnostics
Total energy consumption (t/year)	7,697	8,102	6,104	1,998
CO_2 (t/year)	326,362	333,879	237,941	95,938
NO_x (t/year)	423	317	215	102
SO_2 (t/year)	228	159	47	112
VOCs (t/year)	744	449	379	70
Particulate matter (t/year)	42	44	33	11
Water consumption (in million cubic meters per year)	21.6	19.4	17.4	2.0
TOC (t/year)	683	682	212	470
Heavy metals (t/year)	0.654	0.414	0.359	0.055
Total hazardous waste (t/year)	39,060	49,947	42,030	7917
Full-time S&E personnel	457	476	341	135
Total number of employees (430 employees not assigned to a division)	62,398	65,357	46,625	18,305

[1] Based on the CEFIC Health, Safety and Environment Reporting Guidelines (November 1998)

Safety

We recognise that our employees are the single most important factor contributing to the company's success. Consequently, we place great value on providing the safest and healthiest workplace possible. By conducting ongoing training programmes and workshops on occupational health and safety issues, we ensure that our employees are well informed.

Safety and health at work
Work-related health problems do occur at Roche, too. Locomotor disorders are the most common. These include back problems and, particularly, inflammatory disorders of the upper extremities caused by repetitive movements. The next most frequent work-related health problems are allergic and irritant skin reactions. Thanks to our efforts to improve early detection and intervention, we have been able to reduce the number of serious illnesses markedly. In 2003 our medical service targeted a range of special activities, including ergonomic issues, especially in office settings.

Safety and health committees have been introduced in virtually all Roche subsidiaries that focus on technical activities (production, laboratories, workshops). They cover, however, all employees on the respective site.

The effectiveness of company initiatives on accident prevention is highlighted by comparing data on workplace and recreational injuries. These figures show that while the number of workplace accidents has fallen considerably, there has been a marked increase in recreational injuries. At Roche we are working to reduce accidents off as well as on the job through activities such as campaigns to raise employee awareness of recreational safety issues.

We are increasingly using access to employees in the workplace not only to help prevent potential work-related problems, but also to enhance staff health in general. Such initiatives include adding aspects of general preventive medicine to health monitoring programmes, motivating staff to increase their level of physical activity and providing information on healthy nutrition. This growing emphasis on promoting employee health has obvious benefits both for employees and for the company.

Roche Accident Rate (RAR)



0.20
0.15
0.10
0.14
0.13
0.16
0.13
0.10
1999
2000
2001
2002
2003

Accidents per 1,000 employees in the Roche Group



20
15
10
16.32
14.64
13.30
11.67
11.36
1999
2000
2001
2002
2003

Accidents

The positive trend in accident statistics continued in 2003. Various initiatives to prevent accidents led to reduction in accidents not only at work but also in leisure time.

Accident statistics for 2003

	Roche Group	Δ% 02/03
No. of employees in Roche Group	65,357	4.7
No. of employees recorded	44,271	11.8
No. of workdays recorded	9,643,995	10.0
No. of lost workdays recorded	4,362	-12.0
No. of work accidents recorded	503	8.9
Work-related accidents/ 1,000 employees	11.36	-2.6
Accidents/million working hours (CEFIC)	6.54	-0.8
RAR (Roche Accident Rate)[1]	0.102	-19.9

[1] See Glossary/Explanatory notes

Occupational illnesses

As in previous years, the accidents reported focus on the musculo-skeletal system. Incidents caused by chemicals are limited to allergies. No cases of chemical poisoning were reported.

Occupational illnesses (%)


Skin 19,7 %
Hearing 1,3 %
Lungs 6,6 %
Musculo-skeletal system 66,4 %
Internal organs 0,7 %
Other 5,3 %

Occupational illnesses 2003

	Roche Group	Δ% 02/03
No. of recognised cases of occupational illnesses	152	-17.5
Lost working days	669	246.6

Incidents

Incidents during 2003 continued to stay at a very low level. The low number of incidents makes statistically meaningful evaluations rather difficult.

Type of incident 1996 = 100%



60
50
40
30
20
10
0
1999
2000
2001
2002
2003
fire/explosion
natural event
uncontrolled chemical reaction
technical failure
substance release

Causes of incidents 1996 = 100%



60
50
40
30
20
10
0
1999
2000
2001
2002
2003
technical failure
human error
process
natural phenomenon

Transport

Transport was concentrated, as in the previous year, on the road. In 2003 only one air traffic incident was reported. The total figure for incidents remained the same as for the previous year.

Percentage of various transport modes in 2003



Road 78.4 %
Rail 0.1 %
Inland waterways 8.5 %
Sea 0 %
Air 13.5 %

Environmental protection

As already in previous years, the development of Roche's key figures with regard to ecological criteria is overall positive. It confirms our long-established S&E policy that, despite rapid changes in business activities, distinguishes itself by stability, continuity and ongoing improvements.

Energy consumption
With 8,102 TJ, the two divisions Pharmaceuticals and Diagnostics that comprise the Roche Group needed approximately 5% more energy than in the previous year. The sale of the Vitamins and Fine Chemicals Division, however, with its substantial chemical production led to a reduction that came to almost two thirds. The data for the individual sites show that the production sites are no longer the main consumers of energy but that these are now the large administrative centres in Basel, Nutley and Mannheim.

Extensive use of cooling technology in order to offset the extreme climatic conditions of the previous summer was expressed in extremely high energy consumption, particularly in the administrative buildings. This, as well as the increased production volumes, explains the increase in energy consumption.

Energy consumption 2003[1]

	Roche Group	Δ% 02/03
Natural gas	3,757	1.5
Oil	630	7.1
Coal	704	-2.4
Waste	131	10.9
Renewable energy	30	-13.8
Electricity[2]	2,637	11.0
District heating	214	35.0
Total	8,102	5.3

[1] Figures in TJ = 10^{12} joules [2] Excluding in-plant generation

Index of chemical production (base year 1992 = 100%)


126.2
114.2
121.1
141.4
149.5

Energy consumption (t/year)


10,000
8,000
6,000
4,000
2,000
0
3,949
684
615
150
316
2,721
8,435
3,862
640
711
124
246
2,629
8,212
3,724
874
751
155
170
2,537
8,211
3,700
588
721
153
158
2,376
7,696
3,757
630
704
161
212
2,636
8,100
1999
2000
2001
2002
2003
Natural gas
Oil
Coal
Waste
District heating
Electricity
Total

Greenhouse effect: Roche's contribution


Index of chemical production (base year 1992 = 100%)
126.2
114.2
121.1
141.4
149.5
CO2-Emissions¹
420,000
360,000
300,000
240,000
180,000
120,000
60,000
0
199,924
48,636
47,547
14,529
310,636
200,422
45,407
49,196
11,411
306,436
203,842
64,479
71,193
8,872
348,386
203,544
42,878
69,420
10,520
326,362
206,492
49,393
68,846
9,148
333,879
1999
2000
2001
2002
2003
Natural gas
Oil
Coal
Waste
Total CO2

[1] *From combustion processes for power generation; in 1000 tons per year*

CO_2 emissions in 2003[1]

	Roche Group	Δ% 02/03
Natural gas	206	1.4
Oil	49	15.2
Coal	69	-0.8
Waste	9	-13.0
Total	334	2.3

CO_2

CO_2 *emissions at the Roche Group* virtually all result from the combustion of fossil fuels for power generation. In 2003, despite higher energy consumption, emissions increased only slightly though *increased use of* electricity as an energy source.

Without the production centres for vitamins and citric acids, total CO_2 emissions for the restructured Group sank to about a quarter of their previous volume. The source of emissions that previously lay below a critical level must now be monitored to see if their addition makes a significant contribution to the sum total of emissions. This is how CO_2 *emissions will be examined that* result from business trips or CO_2 emissions that result from company vehicles. It is also planned to include indirect CO_2 pollution resulting from imported energy such as steam *or electricity in* future reporting.

Halogenated hydrocarbons

Halogenated hydrocarbons from cooling, air-conditioning and fire extinguishing installations are the second most important group of greenhouse gases at Roche. They amounted in 2003 to 7.6% metric tons and therefore represented a reduction of 22% compared to the previous year. With the help of established *factors from the* Intergovernmental Panel on Climate Change (IPCC), the global warming potential of halogenated hydrocarbons is being recalculated in CO_2 equivalents and then being set against CO_2 emissions as part of total greenhouse emissions.

Specific contribution to the anthropogenic greenhouse effect, Roche Group

Parameter	1999	2000	2001	2002	2003
CO_2 emissions from combustion (t)	315,000	306,000	348,000	326,000	334,000
CO_2 equivalents from halogenated hydrocarbons emissions[2] (t)	32,999	14,101	23,281	40,289	27,497
CO_2 equivalents total	347,999	320,101	371,281	366,289	361,497
Sales (CHF in millions)	21,769	23,938	25,761	26,545	28,960
CO_2 equivalents (t) per million CHF in sales	15.99	13.37	14.41	13.80	12.48

[2] Mean global warming potential of halogenated hydrocarbons based on recalculation using conversion factor from IPPC

Greenhouse effect – Roche's contribution

To calculate Roche's contribution to the greenhouse effect, greenhouse gas emissions are taken together with sales. It is expressed in CO_2 equivalents per million Swiss francs and was reduced in 2003 by 4.9%. This was made possible despite slightly increased CO_2 emissions thanks to a reduction of 22% in halogenated hydrocarbons emissions.

Waste

The volume of waste resulting from chemical production increased by 4.5%. 41,280 metric tons were incinerated, the remainder, primarily incineration residues such as slag and ash, but also sewage sludge, were deposited in landfills.
The volume of valorised by-products and waste products decreased by 12.8%: in total 54% of all chemical wastes were recycled. In 2003, the volume of general waste amounted to 16,663 metric tons with a decrease of 4.2%.

A reduction in the use of coal in energy generation as well as technical installations to monitor NO_X led to a further reduction in inorganic emissions (SO_2, NO_X) from incineration processes. Total emissions of soot and dust particles remained the same. They came to 44 metric tons in 2003. Total VOC emissions for Roche decreased by 40% as a result of optimised solvent recycling and targeted monitoring of the major producer. 10% of the total volume contains halogens.

Chemical waste (t)



60,000
50,000
40,000
30,000
20,000
10,000
0
45,017
1,293
46,310
6,657
37,430
1,102
38,532
6,625
30,503
1,176
31,679
26,232
38,082
1,005
39,060
57,308
41,280
1,199
42,479
49,947
1999
2000
2001
2002
2003
Incineration
Landfill
Total
Valorisation

General waste (t)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
6,505
6,476
2,516
8,992
15,497
25,291
6,666
6,529
3,710
10,239
16,905
23,218
6,107
6,351
3,988
10,339
16,446
20,295
4,741
8,139
4,511
12,650
17,391
31,031
4,697
11,971
2,987
14,958
19,655
24,085
1999
2000
2001
2002
2003
Incineration
Landfill
Construction debris
Total landfilled
Total
Recycling

Chemical waste in 2003 in metric tons per year

	Roche Group	Δ% 02/03
Incineration	41,280	4.1
Landfill	1,203	19.7
Total	42,450	8.7
Valorisation	49,947	-12.8

General wastes in 2003 in metric tons per year

	Roche Group	Δ% 02/03
Incineration	4,692	-1.0
Landfill	11,971	-5.4
Construction debris	2,987	
Total	16,663	-4.2
Recycling	24,116	-22.3

Atmospheric emissions (in metric tons per year)


1,200
1,000
800
600
400
200
0
971
43
1,014
467
1,118
651
888
47
935
404
404
808
762
41
803
409
436
845
698
46
744
423
228
651
405
44
449
315
159
474
1999
2000
2001
2002
2003
Non-halogenated VOCs
Halogenated VOCs
Total VOCs
NO_x
SO_2
Total inorganic

Air emissions

A reduction in the use of coal for power generation as well as technical installations to monitor NO_x led to a further reduction in inorganic emissions (SO_2, NO_x) from incineration processes. Air emissions of soot particulates and dust remained virtually the same at 44 metric tons in 2003. Emissions of VOCs within the Group could be reduced by almost 40%, thanks to optimised recycling of solvents and targeted monitoring of the main pollutants. 10% of the total volume contains halogens.

Wastewater

The organic carbon load, measured as TOC after wastewater treatment remained virtually the same at 682 metric tons. In contrast heavy metal discharge was reduced by 37%.

Water consumption

In 2003, the Roche Group consumed about 19.4 millions cubic metres of water, which represented a reduction of 10% on the previous year. 24% of chemically contaminated water was purified in waste water treatment plants. The remainder, mainly water from cooling systems, was returned to receiving waters after analysis without any further purification.

Atmospheric emissions in 2003 in metric tons per year

	Roche Group	Δ% 02/03
Non-halogenated VOCs	405	-42.0
Halogenated VOCs	44	-4.3
Total VOCs	449	-39.7
NO_x	317	-25.1
SO_2	159	-30.3
Total inorganics	476	-26.9

Emissions into water 2003

	Roche Group	Δ% 02/03
TOC (in metric tons/year)	682	-0.1
Heavy metals (in kg per year)	414	-36.7

Emissions into water 2003


1,000
800
600
400
200
297
809
280
802
317
434
683
654
682
414
1999
2000
2001
2002
2003
TOC (t)
Heavy metals (t)

Water consumption (in million cubic metres per year)

	Roche Group	Δ% 02/03
Various sources	19.4	-9.9
Purified in treatment plants	4.6	7.4
Returned to receiving waters	11.4	

Chemicals

The total volume of halogenated solvents increased by 19.1 % in 2003. The manufacture of various substances still requires chlorinated solvents, in particular, the active substance Fuzeon requires methylene chloride as a solvent. Chloroform is used only in the laboratory in small amounts.

Emissions from halogenated hydrocarbons from cooling and extinguishing installations decreased by 22 % over the previous year. At the same time, the inventory of these compounds increased by 10 %.
The primary reason for this is a more exact method of recording quantities.

Chemicals (in metric tons per year)

Halogenated solvents



6,000
4,500
3,000
1,500
0
2,162
2,274
2,339
4,537
5,405
Consumption (t)
1999
2000
2001
2002
2003

Halogenated hydrocarbons



12
10
8
6
4
2
10.7
7.4
8.7
9.8
7.6
Consumption (t)
1999
2000
2001
2002
2003

Halogenated solvents Consumption in 2003 (in metric tons per year)

	Roche Group	Δ% 02/03
Consumption	5,405	19.1

Halogenated hydrocarbons Consumption and inventory in 2003 (in metric tons per year)

	Roche Group	Δ% 02/03
Consumption	7.6	-22.2
Inventory	128.6	9.7

Global warming – measures for monitoring and avoidance

With the Kyoto Protocol, the international community was able to come to an agreement on a global approach to monitor global warming and reduce the emissions of anthropogenic greenhouse gases that are responsible for it. For political reasons, however, ratification of the agreement is being rejected so that a joint solution to the global warming problem cannot at present be expected.

Warming of the earth's atmosphere and with it of the global climate as a result of anthropogenic greenhouse gas emissions is no longer disputed. Carbon dioxide has been identified as the major component of greenhouse gases that is formed during power generation from fossil fuels. Of importance to our industry are also the greenhouse gases halogenated hydrocarbons that are used in cooling and air conditioning installations. At the Kyoto conference, the international community made an agreement to monitor and reduce these emissions on a worldwide basis. The measures defined in the agreement would come into force if at least 55 countries whose contribution amounted to at least 55% of global greenhouse gas emissions ratify the document.

Initial worldwide acceptance of the measures and goals for reduction has undergone a certain scepticism in the intervening years. The USA, as a principal producer of greenhouse gas emissions, has distanced itself decisively from the Kyoto Protocol. Russia, as the second most important partner in the agreement, is still hesitating. The unofficial story is that the Protocol in its current form is not considered by Russia to be ratifiable. In both cases, however, there is fear on the part of politicians of the effect that protecting the climate sustainably might have on economic growth.

In contrast, the European Union is continuing to follow its goals for reduction that were defined at 8% by the Kyoto Protocol. Differing goals operate in the various countries depending on the development status of each particular country. While Germany, for example, is aiming to reduce its emissions between 2008 and 2012 by 21% based on 1990 figures, an increase of 15% may be possible in Spain. The most recent evaluations based on emission values from 2001 have shown that the European Union's goals for reduction cannot be achieved. The Commission is therefore encouraging its members to support the introduction of an EU emission certificate for trading by 2005, adapt national measures accordingly and to promote projects generously within the framework of the flexible Kyoto mechanisms. In order also to bring pressure to bear on the transport sector, which has increased greenhouse gas emissions in the last 10 years by 20%, to make reductions an energy tax will be put forward.

As global warming represents a phenomenon that affects everyone, corresponding worldwide measures are required in the search for a solution. The European industry is keeping a wary eye on developments as one-sided measures lead to competitive bias and do not provide a basis for sustainable development. In addition, the Lisbon Agenda should also be kept in mind with its strategic goal for 2010 'to become the most competitive and dynamic economy based on knowledge that is capable of growth on an economically sustainable basis with more and better jobs and better social alliances'. Self-imposed measures that are carried out only by the EU will make achievement of these goals extremely difficult.

Under conditions that do not result in a competitive bias, the European industry is ready to make its contribution to the reduction of greenhouse gases even if the Kyoto Protocol does not come into effect. According to the industrial sector, discussion is of applying an emissions certificate to trade or an increase in energy efficiency within businesses. A basic requirement is the reasonable consideration of growth.

Trade with an emissions certificate is at present in its very early stages, a market does not yet actually exist. The focus in the ongoing revisions of legal basics is still on the distribution of emission volumes, although it is still not clear whether the basis should be taken by individual site or installations. The inclusion of earlier efforts towards the reduction of emissions must also be sorted out, how should emissions resulting from the generation of electricity be treated or those from waste incineration. It must also be established how reductions in emissions from projects that are carried out in other countries are to be charged as well as taking into consideration the drop in CO_2 from reforesting projects. After weighing up all the factors, it is to be expected that applying an emissions certificate to trade would involve considerable administrative investment that would only pay off for the big players in the oil and cement industry. In other industry sectors, a number of sites would have to combine in order to form a trade consortium.

The danger is that the proportion of greenhouse gases in the atmosphere would not be reduced and global warming in turn would not be affected as a result of these primarily political solutions. A decrease can only be achieved though actual reductions in emissions. Roche has established a potential figure for reduction for CO_2 emissions resulting from power generation, as well as for halogenated hydrocarbons used in cooling and air-conditioning installations and has already achieved reductions by taking the appropriate measures over the past few years. Roche will continue to mine this potential in the years to come.



Clear guidelines for better safety and environmental protection

The Roche Guidelines to Safety and Environmental Protection apply throughout the Group. They take precedence over local legal requirements where they exceed those requirements, and they form the basis for the local safety and environmental protection manuals that must be created by individual Roche companies.

Further information is available under:
www.roche.com/en/home/sustain.htm

The corporate S&E policy is defined in detail by the Guidelines for the Assurance of Safety and Environmental Protection, which are supplemented by instructions for area-specific implementation. These guidelines are based on ISO Standard 14000 ('Environmental Management Systems') as well as on many years of experience. They also take into account the commitments that Roche has made as a signatory to the International Chamber of Commerce (ICC) Business Charter for Sustainable Development and as a member of the World Business Council for Sustainable Development (WBCSC) and the Responsible Care initiative of the chemical industry.

Organisational structure

Thanks to a time-tested organisational structure, Roche is able to ensure not only that a common policy is defined but also that local circumstances and strengths can be taken into account in the implementation of that policy. The Executive Committee defines corporate policy on safety and environmental protection. Local responsibility for all S&E issues is assigned to the general managers of individual affiliates or to site managers. They are responsible for developing and training an S&E organisation appropriate for the risks that exist locally, and they issue the necessary regulations. In doing so, they rely on support from the local safety and environmental protection department. Last but not least, all employees also have a personal responsibility for safety and environmental protection commensurate with their knowledge, abilities and experience.

The executive staff and specialists from Corporate Safety and Environmental Protection (CSE) develop proposals dealing with safety and environmental policy for the Executive Committee and monitor implementation of this policy.

The eco-delegates who support line management in the various divisions are responsible for actively promoting sustainable development and ongoing improvements in the areas of safety and – more particularly – environmental protection.

Good cooperation between these various functions as well as the sense of responsibility shared by the employees involved led to the fact that in 2003 no fines resulting from disregard of legal stipulations were raised in the S&E area.

Auditing

Safety and environmental audits (S&E audits) are a key element in the Roche S&E management system. Since 1980 the Group function Safety and Environmental Protection has been carrying out S&E audits, to date more than 750.

In 2003, a total of 26 production facilities, distribution centres, research centres and premix plants were audited in 12 countries. The results were generally good.

The emphasis during audits is on the safe and environmentally sound behaviour of employees in the workplace, as well as on the condition of buildings and equipment and training and readiness of emergency response teams. As part of corporate governance, increased attention is paid to compliance with Group-wide guidelines and S&E requirements as well as conformity with official standards and regulations.

Increasing significance is also attached to S&E audits of important suppliers who manufacture important intermediate chemical products for Roche, galenic end products or who produce exclusive equipment parts. The criteria and conditions for this kind of S&E audit were recorded in 2003 in a corporate guideline. 20 such audits were carried out in 2003.

Awards

The high level of S&E awareness is also reflected this year in the various honours and awards received by individual Roche sites for their performance:

- The Penzberg (Germany) site was OHRIS (Occupational Health and Risk Management System) certificated by the Bavarian Ministry of Health for exemplary behaviour in professional health and risk management.
- Roche Indianapolis (USA) was presented the Safety Leader Award by the Indianapolis Coalition for Construction Safety for its efforts in the area of safety and its results in the area of construction activities during the last three years.
- Roche Pharmaceuticals in Brussels (Belgium) was awarded the Brussels capital region Eco-Label for continuing efforts in the area of energy consumption and waste management as well as employee training in practical environmental protection by the Brussels Institute of Environmental Management (IBGE).
- Roche Diagnostics Ponce (Puerto Rico) took first place on a list of 20 top employers. As well as performance, products, and choice of employees, candidates were also judged on management systems in the areas of quality, safety and environmental protection.
- The subsidiary in Branchburg (USA) was awarded the OSHA Star for third party safety, in particular regarding construction workers.
- The regional ministry of labour of the Morelos province presented Roche Syntex Cuernavaca (Mexico) with the Certificado de Industria Segura for good performance in the areas of work safety.

Responsible Care

Responsible Care (RC) is the worldwide initiative launched by the chemical industry with the goal of achieving continuous improvement in safety, health and environmental protection (S&E). The initiative also demands that the chemical industry maintains open communication about its activities in order to show that it is a reliable partner in efforts to solve problems in the S&E area. Companies participating in the RC initiative account for approximately 90% of chemical production worldwide.

Within Roche, a network of local RC coordinators initiates and promotes activities at the various sites as well as on a regional or group-wide level. A Roche newsletter called 'Horizons' is available to increase awareness about the RC initiative throughout the Group and to report on local, divisional and group-wide activities in the areas of safety, health and environmental protection. The locations that have had particular success in their efforts to prevent workplace accidents were distinguished for the fourth time with the 'Roche Responsible Care Network Award'.



Eco-efficiency and expenditure for safety and environmental protection

Progress and performance have a direct effect on the social as well as economic dimensions of sustainability. In this way, for example, the reduction of emissions or careful use of resources have a positive effect on the environment as well as the course of business for Roche. In the last few years, the key figures for eco-efficiency in regard to emissions, waste and energy consumption have improved continuously in the same proportion as financial turnover.

Eco-efficiency
Eco-efficiency is an important element in the promotion of sustainable development. It includes the careful use of resources so that future generations are limited as little as possible in their own development opportunities. Eco-efficient production processes conserve resources such as raw materials and energy and reduce the impact on the environment by decreasing emissions and waste volumes. There is also often a financial impact. The targeted development of such processes offers the chemical-pharmaceutical industry the most effective opportunities for increasing eco-efficiency.
On the product side, eco-efficiency means extended durability, high service value (e.g. efficacy of a drug) and better functionality (targeted and measured application). The ways in which it is possible to influence the eco-efficiency of a pharmaceutical product are very limited as it is almost completely determined by the properties of the active ingredients.

Roche quantifies eco-efficiency by calculating the Eco-Efficiency Rate (EER). This is based not only on parameters that are easy to measure numerically (such as quantities of substances emitted or wastes produced) but also on financial figures such as sales and expenditures specifically for environmental protection. The EER is an indicator of the ecological effect of expenditures in the environmental area in relation to sales and to the environmental damage that results from Roche's operations. In this way, the EER represents a benchmark for our efforts to create value requiring less expenditure and to promote the use of fewer resources.

The EER is proportional to sales and inversely proportional to the expenditures for environmental protection and to environmental damage (see Glossary for details). The higher the EER, the greater the degree of eco-efficiency.

S&E expenditure[1]

	Roche Group	Δ% 02/03
Investments		
For S	63	28.6
For E	72	47.4
For S&E	135	37.8
Operating costs for S&E	236	4.7
Total expenditure for S&E	371	14.7

[1] In millions of Swiss francs

S&E expenditure (in millions of Swiss francs)



400
350
300
250
200
150
100
50
0
38
29
67
208
275
42
55
97
223
320
44
36
80
225
305
49
49
98
225
323
63
72
135
236
371
1999
2000
2001
2002
2003
Investment in S
Investment in E
Investment in S&E
Operating costs for S&E
Total expenditure for S&E

Environmental damage decreased in almost all areas in 2003. In the area of atmospheric pollutants, the NO_x and SO_2 emissions diminished sharply due to technical improvements in the incineration plants and due to a decrease in the use of coal. Similarly, the contribution of emissions of VOCs (volatile organic compounds) to the total environmental impact also decreased. The amount of halogenated hydrocarbons released to the environment decreased, which had a positive effect on the development of environmental damage.

As regards water, discharges heavy metals were significantly reduced.

The effects of financial parameters on the EER are characterised by an increase in the expenditure for environmental protection but also by significant growth in sales. On the one hand, various construction and conversion pro-

Key figures for eco-efficiency

Key figures	Unit	1992	2003	Δ% 92/03
Energy	TJ/1 million CHF sales	0.649	0.279	-57.0
CO_2	T/1 million CHF sales	26.755	11.53	-56.9
VOC	T/1 million CHF sales	0.207	0.016	-92.5
Water consumption	m^3/1 million CHF sales	1,776	670	-62.3
TOC	T/1 million CHF sales	0.199	0.023	-88.2
Chemical waste	T/1 million CHF sales	1.72	1.466	-14.8

Eco-Efficiency Rate (EER)

	1999	2000	2001	2002	2003
Sales[1]	21,769	23,938	25,761	26,545	28,960
Environmental expenditure[1]	124	147	130	144	172
Environmental damage[2]	9.40	7.72	7.38	6.37	4.38
EER	18.67	21.08	26.85	28.96	38.45

[1] In millions of Swiss francs

[2] In millions of environmental damage units


Nature as a role model

Protection of man, the surroundings and the environment is one of Roche's overriding concerns. These should also be expressed in daily activities and in this way influence the way we approach architectural planning on company sites. In this way, sustainability and eco-efficiency influence the way we approach design on our sites where form follows nature and impresses with its attention to detail.
We were able to take this approach and put it into action when we designed our site at Kaiseraugst. Here we combined careful cultivation with principles that follow nature. The numerous wetland zones teem with new life and many plant species that were thought to have died out can be found in the meadows. They have found a safe habitat here.
The 'Masterplan Green' concept, that was developed in 1993, means more quality of life when at work for our employees. The Swiss Nature & Industry Foundation also shares this belief: in 1997, it awarded the site the quality label 'Wildlife park' and re-confirmed the award in 2002. We are proud of this distinction.

jects were started in 2003 which led to an increase in investments, while on the other hand business developed satisfactorily, particularly in the pharmaceuticals area.

Because of these effects, the EER exhibited a gratifying upward swing of 32 % in 2003.

Investment and operating costs

Expenditure on safety and environmental protection within the Roche Group increased by 14.7 % compared to the previous year and came to 371 million Swiss francs. The increase can be attributed for the most part to investments. These increased by 38 % from 98 million Swiss francs to 135 million Swiss francs, while operating costs increased by 4.7 % from 225 million Swiss francs to 236 million Swiss francs. In environmental protection, investments went up considerably by 47 % coming to 72 million Swiss francs.
A small part of the this figure came from new projects in Montevideo (Uruguay) and Laval (Canada). Responsible for the greater part was the refitting of a waste-air treatment plant in Boulder (USA) to meet new standards required by law.

In the calculation of investments, 100 % of the total value is taken into consideration only for construction projects designed solely for the purpose of environmental protection, such as renovation of a wastewater treatment or waste incineration plant. Other installations such as the new production facilities or plant are considered on a pro rata basis.

Investments in the safety area increased by 28.6 %. Taken on average over the long-term, the major part in this area comes from ongoing efforts to keep safety standards at production facilities at state-of-the-art levels. This resulted in investment of 63 million Swiss francs in 2003.

Operating costs for safety and environmental protection went up in 2003 by 4.7 %.

The drop in value of the US dollar and its associated currencies influenced exchange rates in 2003 significantly. As a result, in total S&E expenditure there was an increase of 21 % in local currencies compared to a 14 % increase in Swiss francs.

The S&E expenditure in 2003 was equivalent to 1.28 % of total Roche Group sales (compared to 1.94 % last year).

S&E personnel

The total number of employees working full-time in safety and environmental production in Roche companies was 476 in 2003, which represents a 4.2 % increase on the previous year.

Assurance

Auditing of reporting for sustainable development by an external body not only increases credibility with external partners, but also serves to protect standards of quality internally.

Assurance report on the Roche Sustainability Report 2003

We have been engaged to provide assurance on the Roche Sustainability Report 2003 ('Report'). We have performed review procedures on the sustainability management and reporting processes as well as on the 2003 data of the table entitled 'key figures' on page 48 of the Report ('S&E data'). We have also performed review procedures on some of the social dimension data ('social data').

The scope of our review procedures was to:

- Review the Roche Group internal S&E reporting guidelines with respect to the Responsible Care Health, Safety and Environmental reporting guidelines published by the European Chemical Industry Council CEFIC;
- Review the procedures by which the S&E data and the social data are prepared, collated and aggregated internally and the control environment over the accuracy and completeness of the S&E data and the social data;
- Review how Roche staff apply the Group internal sustainability reporting guidelines at the site level using a sample of six production sites covering the Pharmaceutical and Diagnostics divisions;
- Test the effectiveness of the internal sustainability reporting system used to collect S&E data and the social data from Group sites;
- Observe compliance with the Group internal sustainability reporting guidelines at selected sites; and
- Perform specific procedures to check, on a sample basis, the S&E data and the social data.

We conducted our review procedures based on the underlying principles within the Proposed International Standards on Assurance Engagements (ISAE) 2000 issued in March 2003. The standards require that we plan and perform our procedures to obtain a reasonable basis for our conclusions. We have not performed an audit in accordance with International Standards on Auditing and, accordingly, do not express an audit opinion.
Our review procedures included:

- Visiting selected sites in Switzerland, Germany, Spain, United Kingdom and the United States;
- Interviewing the responsible staff for data collection and sustainability reporting on the sites we visited;
- Reading and performing tests of the relevant documentation on a sample basis, including Group policies, management and reporting structures, documentation and systems used to collect, analyze and aggregate reported S&E data and social data; and
- Performing tests on a sample basis on evidence supporting selected S&E data and social data with regard to the reported data aggregation from the selected sites to Group level.

Based on these review procedures, we conclude that:

- The Roche Group internal S&E reporting guidelines are – with the qualifications and explanations mentioned on page 16, 46 and 74 – in line with the Responsible Care Health, Safety and Environmental reporting guidelines published by the European Chemical Industry Council CEFIC;
- The procedures by which the S&E data was prepared, collated and aggregated and the control environ-

ment at the selected sites are based on established and accepted measurement and analytical methods;
- The Roche Group internal S&E reporting guidelines are applied properly at the selected sites. The Roche Group internal S&E reporting system to collect the S&E data is functioning as designed;
- The social dimension reporting provides an appropriate basis for the disclosure of social dimension information;
- Nothing has come to our attention that cause us to believe that the reported S&E data and social data from the sites do not give a fair picture of the S&E and social dimension performance.

This statement should be read in conjunction with the inherent limitations of accuracy and completeness for sustainability data, as well as in connection with the Roche Group internal reporting guidelines explained on page 74 and the 'scope of reporting' on page 16.

PricewaterhouseCoopers AG
Basel, 27 January 2004

Dr. Thomas Scheiwiller | Clive Bellingham

GRI reference list

This list shows how GRI indicators were taken into consideration in this Sustainability Report.

	1	2	3	4	5	6	7	Page in report/remarks
Economic performance indicators								
Customers								
EC1: Net sales	■					■		Page 20
EC2: Geographic breakdown of markets	■					■		Inside front cover
Suppliers								
EC3: Cost of all goods, materials, and services purchased						■		
EC4: Percentage of contracts that were paid in accordance with agreed terms					■			In principal each contract is carried out according to the agreed terms.
Employees								
EC5: Total payroll and benefits	■					■		Page 40
Capital providers								
EC6: Distributions to providers of capital						■		
EC7: Increase/decrease in retained earnings at end of period						■		
Public sector								
EC8: Total sum of taxes of all types broken down by country	■					■		Page 20. Total – not broken down by country
EC9: Subsidies received					■			
EC10: Donations				■				Roche does not currently issue any global figures as they have only limited significance.
Environmental performance indicators								
Environmental performance indicators								Data has been submitted for Chugai and Genentech but has not been consolidated in this report. This data will be integrated over the coming years step by step.
Material								
EN1: Total materials used other than water, by type				■				The production of individual pharmaceutical substances takes place using completely different syntheses in many different places and at different times. This figure does not have any continuity and as such does not value in the estimation of environmental performance.
EN2: Percentage of materials used that are wastes from sources external to the reporting organisation				■				See remarks for EN1.
Energy								
EN3: Direct energy use	■							Pages 49, 53
EN4: Indirect energy use	■							Pages 49, 53
EN17: Initiatives to increase energy efficiency	■							Page 48, see goals

	1	2	3	4	5	6	7	Page in report/remarks
EN19: Other indirect energy use				■				The influence of business trips and company fleets is being investigated.
Water								
EN5: Total water use	■							Page 57
Biodiversity								
EN6: Biodiversity-rich habitats			■					Not relevant to Roche business
EN7: Impacts on biodiversity				■				Eco-toxicological material data for intermediate and end products are being prepared but are not published in this report.
Emissions, Effluents, and Waste								
EN8: Greenhouse gas emissions	■							Pages 49, 54, 58
EN9: Use and emissions of ozone-depleting substances	■							Pages 49, 56
N10: NO_x, SO_2 and other significant air emissions by type	■							Pages 49, 56
EN11: Total amount of waste	■							Pages 49, 55
EN12: Significant discharges to water by type	■							Page 56
EN13: Significant spills of chemicals, oils, and fuels	■							Page 57
Products and services								
EN14: Significant environmental impacts				■				Environmental risk assessments of principal products and services were prepared for all active substances but are not published in this report.
EN15: Recyclable products	■							Page 56. Valorised by-products, recycled solvents
Compliance								
EN16: Fines for non-compliance	■							Page 60
Overall								
EN35: Total environmental expenditures by type	■							Pages 49, 62
EN14: Significant environmental impacts of principal products and services								
EN15: Recyclable products								
EN16: Fines for non-compliance								
Social performance indicators								
Social performance indicators								Data has been submitted for Chugai and Genentech but has not been consolidated in this report. This data will be integrated over the coming years step by step.
Employment								
LA1: Workforce	■							Page 40
LA2: Net employment creation and average turnover	■							Page 40
Labour/Management relations								

	1	2	3	4	5	6	7	Page in report/remarks
LA3: Percentage of employees represented by independent trade union organisations		■						Page 43
LA4: Policy and procedures involving information, consultation, and negotiation with employees over changes	■							Page 37
Health and safety								
LA5: Occupational accidents and diseases	■							Pages 48, 50, 51
LA6: Health and safety committees	■							Page 50
LA7: Key figures on injury, lost day, and absentee rates and work-related fatalities	■							Pages 48, 50, 51
LA8: Description of policies or programmes on HIV/AIDS	■							Page 43
Training and further education								
LA9: Average hours of training per year per employee	■							Page 37
Diversity and opportunity								
LA10: Equal opportunity policies and programmes	■							Page 42
LA11: Composition of senior management and corporate governance bodies (including the Board of Directors)	■					■		Page 37
LA12: Employee benefits		■		■		■		Page 36. Locally arranged according to performance of each local business
Human rights								
Strategy and management								
HR1: Policies, guidelines, corporate structure, and procedures to deal with human rights	■						■	Pages 42, 77
HR2: Human rights and investment and procurement decisions	■						■	Pages 42, 77
HR3: Human rights and the supply chain	■						■	Pages 42, 77
Non-discrimination								
HR4: Prevention of discrimination in business activities	■						■	Pages 42, 76
Freedom of Association and Collective Bargaining								
HR5: Principles of freedom of association policy	■						■	Page 43
Child labour								
HR6: Principles regarding exclusion of child labour	■						■	Page 42
Forced and compulsory labour								
HR7: Guidelines to prevention of forced and compulsory labour	■						■	Page 42
Social								
SO1: Guidelines to managing impacts on communities/companies					■			No general guidelines. Defined locally. 40% local companies have their own guidelines.

	1	2	3	4	5	6	7	Page in report/remarks
SO4: Awards received relevant to social, ethical, and environmental performance	■							Pages 26, 34, 42, 43, and 61
Bribery and corruption								
SO2: Guidelines to addressing bribery and corruption	■							Page 10
Political support								
SO3: Guidelines to managing political lobbying and contributions					■			No general guidelines. Directed by local arrangements.
Competition and pricing								
SO6: Court decisions pertaining to anti-trust and monopoly regulations					■			
SO7: Guidelines to prevention of anti-competitive behaviour	■							Page 10
Product responsibility								
Consumer health and safety								
PR1: Guidelines to preservation of customer health and safety	■							These principles are covered in the pharmaceutical industry to a great extent by national and international laws and guidelines.
Products and services								
PR2: Guidelines to product information and labelling	■							These principles are covered in the pharmaceutical industry to a great extent by national and international laws and guidelines.
Respect for privacy								
PR3: Guidelines to consumer privacy	■							These principles are covered in the pharmaceutical industry to a great extent by national and international laws and guidelines.

1 Indicator and detailed data in report
2 Indicator is covered in report but detailed data is not fully available
3 Indicator does not apply to Roche
4 Data submitted but not published in this report
5 Data not available
6 To be found in financial section of annual report
7 No material violations

Glossary

Bioethics
An umbrella term that covers man's responsibility to all living things (human beings, animals, plants, ecosystems). Bioethics deals with, among others, questions concerning the consequences of genetic engineering and reproductive medicine.

Corporate Citizenship (CC)
The company's participation as a 'good citizen' in public life by voluntarily making social and ecological commitment a part of general business activities.

Corporate Governance
Ensuring open, transparent and responsible running and monitoring of a company.

Corporate Social Responsibility (CSR)
Concept that demands social responsibility from companies and aims at increased quality of life as well as prosperity of employees, the local community and society as a whole.

Compliance Officer
The Compliance Officer is responsible for ensuring that corporate principles are observed for the entire organisation. He is also the contact for shareholders, employees, customers, suppliers and the public on questions regarding Corporate Governance.

Genes
A part of inherited information. Genes are a section of DNA, which carries information on the manufacture of messenger RNA and with it the blueprint of a specific protein. The full complement of genes that covers all the genetic information of an organism is known as the genome.

Genetics
The science of heredity. Classical genetics deal with the laws governing the hereditary transmission of characteristics principally in highly developed organisms. It is based on the genes, known as DNA molecules, transferred from one generation to another.

Genomics
In genomics, the genome (the sum of genetic information in a human being) and its structure and functioning are studied, and all findings are further developed.

Global Reporting Initiative
An independent body that develops and distributes internationally acknowledged guidelines for reporting on the subject of sustainability.
The guidelines are used by facilities and companies on a voluntary basis for reports on the economic, social as well as environmentally relevant aspects of their activities.
(www.globalreporting.org)

Good Clinical Practice Regulations (GCP)
Orderly clinical trials. A standard followed for carrying out, recording, evaluating and reporting on clinical trials that guarantees the credibility of the data, the protection of patient rights as well as data protection.

Good Laboratory Practice (GLP)
Internationally recognised guidelines for the equipment and execution of experiments in laboratories. Before a pharmaceutical preparation intended for humans or animals goes into clinical trials, it must first undergo extensive laboratory and animal testing. The same applies to food additives, cosmetics and similar products. GLP regulates the equipment and execution of this testing and trials.

Good Manufacturing Practice Regulations (GMP)
Guidelines for the manufacture of pharmaceuticals. Overall control of manufacturing processes is indispensable in the pharmaceutical industry in order to ensure that end users receives quality pharmaceuticals.
The manufacturer must take responsibility for his products and in this way no process steps are left to chance.

Innovation
A new progressive solution to a particular problem. It can lead to an advance or change in the technical, social or economic domain.

Sustainable Development
Definitions of sustainable development vary according to viewpoint and interests. At Roche, we follow that of the Brundtland Report of 1986:
A development is sustainable '*that meet the needs of the present without* compromising the needs of future generations'. (Source 'Our Common Future' by the World Commission for Environment and Development. Chairman of the Commission: Gro Harlem Brundtland, former Minister for the Environment and then Prime Minister of Norway)

Non-Governmental Organisation (NGO)
A non-governmental organisation is an interest-oriented organisation that takes responsibility for specific principles and goals independent of state institutions.

Eco-efficiency
Efficiency of business while taking ecological aspects of sustainable development into consideration. Special emphasis is laid on careful use of resources.

Natural Resources
Raw materials as well as valuable environmental resources used for production that are applied in industrial activities.

Stakeholder
All individuals or interest groups that could influence the achievement of a company's goals or that are affected by it. Among them are employees, customers, financiers, suppliers, competitors and neighbours.

Triple Bottom Line
With the triple bottom-line concept, company success is not measured by financial results alone, socially and ecologically relevant results are also taken into consideration.

Company Ethics
Company ethics deal with how a company takes moral norms and ideals into consideration alongside economic conditions.

The Least Developed Countries:
The following countries are designated by the United Nations (UN) as Least Developed:
Afghanistan, Angola, Bangladesh, Benin, Bhutan, Burkina Faso, Burundi, Cambodia, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo (formerly Zaire), Djibouti, Equatorial Guinea, Eritrea, Ethiopia, Gambia, Guinea, Guinea Bissau, Haiti, Kiribati, Lao People's Democratic Republic, Lesotho, Liberia, Madagascar, Malawi, Maldives, Mali, Mauritania, Mozambique, Myanmar, Nepal, Niger, Rwanda Samoa, Sao Tome and Principe, Senegal, Sierra Leone, Solomon Islands, Somalia, Sudan, Tanzania, Togo, Tuvalu, Uganda, Vanuatu, Yemen, Zambia

Additional countries in sub-Saharan Africa not covered by the UN list of Least Developed Countries for which the lowest level no profit prices apply: Botswana, Cameroon, Congo, Côte d'Ivoire, Gabon, Ghana, Kenya, Mauritius, Namibia, Nigeria, South Africa, Swaziland, Zimbabwe

Low-income economies – source World Bank classification of economies*:
Armenia, Azerbaijan, Georgia, India, Indonesia, Democratic Republic of Korea, Kyrgyz Republic, Moldova, Mongolia, Nicaragua, Pakistan, Papua New Guinea, Tajikistan, Timor-Leste, Ukraine, Uzbekistan, Vietnam

Lower middle income economies*†:
Albania, Algeria, Belarus, Belize, Bolivia, Bosnia and Herzegovina, Bulgaria, China, Colombia, Cuba, Dominican Republic, Ecuador, Egypt, El Salvador, Fiji, Guatemala, Guyana, Honduras, Iran, Iraq, Jamaica, Jordan, Kazakhstan, Republic of Macedonia, Marshall Islands, Micronesia Federal States, Morocco, Paraguay, Peru, Philippines, Romania, Russian Federation, Sri Lanka, St. Vincent and the Grenadines, Surinam, Syrian Arab Republic, Thailand, Tonga, Tunisia, Turkey, Turkmenistan, West Bank and Gaza, Federal Republic of Yugoslavia

* Those not otherwise classified as 'Least Developed' by the UN.

† Other than those already listed above in the list of sub-Saharan countries where no profit prices apply.

Explanatory notes on safety and environmental protection

Expenditure on safety and environmental protection

Investments:
Outlays actually made during the year under review are included.

Operating costs:
Depreciation and financial expenses are included.

Full-time S&E personnel:
A category comprising all employees who devote more than 50 % of their working hours to safety and environmental protection.

The EER:
The EER is defined as the ratio of sales to environmental expenditure and environmental damage. 'Environmental damage' is the sum of all the weighted pollutants listed below:

CO_2[1]	1
Halogenated hydrocarbons[2]	14,000
NO_x[1]	4154
SO_2[1]	4154
VOC[1]	4154
TOC[1]	82
Heavy metals[1]	16,341
Hazardous waste[3]	1

[1] Pollutant weighting based on Schaltegger and Sturm: Ökologieorientierte Entscheidungen im Unternehmen, Schriftenreihe des Instituts für Betriebswirtschaft, Universität Basel, 1994.
[2] Swiss Federal Office for the Environment, Forest and Landscape, 1990, Information on ozone-depleting substances.
[3] Weighted as 1 for lack of reference.

Accidents

RAR
Roche Accident Rate:
The RAR is calculated by multiplying by 1800 the number of working days lost due to accidental injury and then dividing the result by the total number of man-hours worked per year. This yields the average number of working days lost per employee per year. Working days are considered as lost if they involve an absence of more than half a day.

Production

At Roche there are various types of production relating to product manufacture, which are defined as follows:

Chemical production:
Manufacture of pharmaceutical substances and diagnostic reagents through chemical and fermentation processes.

Pharmaceutical/diagnostics production:
Processing chemical ingredients into dosage forms ready for sale e. g. tablets, capsules, sugar-coated tablets, sterile solutions, infusion solutions, syrup, ointments as well as manufacturing diagnostic reagents, test strips etc.

Production index:
End-product volume of Group-wide chemical production in percent, referring to base year 1992 = 100 %.

Environmental protection

Energy consumption:
Is calculated as the total consumption of primary energy sources: natural gas, oil, coal, electricity and steam as well as waste incinerated in-plant.

SO_2 and NO_X emissions:
The quantities resulting from the combustion of energy sources are recorded as SO_2 and NO_X emissions.

CO_2 emissions:
Calculated from the consumption of natural gas, (heavy or light) oil, coal, (anthracite) and waste used for power generation by means of defined factors (quantity of CO_2 per GJ of energy). The CO_2 emissions caused by electric power and district heat generation were not taken into account on purchase but were included on sale.

CO_2 equivalents:
For the calculation of CO_2 equivalents from the emission of halogenated hydrocarbons, the individual elements were defined and calculated with the help of factors established by the Intergovernmental Panel of Climate Change (IPCC).

VOC (Volatile Organic Compounds):
Organic compounds with a boiling point of < 150° (1,013 mbar) or vapour pressures of ƒ1 mbar (20°C) (CEFIC: 0.1 mbar, 20°C).
VOCs are measured at the source or calculated from material balances.

Chemical waste:
The total amount of chemical waste from manufacturing processes, ash, and slag from combustion processes and wastewater treatment sludge which is disposed of by incineration or landfill.

Valorised by-products:
By-products that have been processed into saleable goods.

General waste:
The total amount of domestic and office waste, packaging materials, wood and construction waste which is disposed of by incineration or landfill.

Recycled general waste:
The total amount of paper, cardboard, glass, plastics, scrap metal, wood, fibre drums, building materials and electronic devices converted in-house or externally into a usable form.

Water consumption:
Total water consumption corresponds to the total from various sources.

TOC:
Total dissolved and undissolved organic carbon: the total amount of dissolved and undissolved organic carbon in chemical wastewater. TOC measurements are used in Roche S&E reporting instead of COD determinations required by CEFIC. As there is no possibility of directly converting the two figures into each other, TOC determinations (off-hand sampling) should be performed in parallel to COD for estimating annual TOC emissions.

Heavy metals:
The total amounts of cadmium, lead, mercury, silver (from catalytic reactions; instead of arsenic, which is not used, and therefore not monitored at Roche), copper, nickel, chromium, cobalt and zinc in chemical wastewaters. Figures cited for TOC and heavy metals refer to emissions in treated wastewaters.

Roche Corporate Principles

These are the guiding principles which embody our vision of the company we strive to be: an innovative company which enjoys the pride of its employees and deserves the lasting trust of its partners.

Mission

Our aim as a leading healthcare company is to create, produce and market innovative solutions of high quality for unmet medical needs. Our products and services help to prevent, diagnose and treat diseases, thus enhancing people's health and quality of life. We do this in a responsible and ethical manner and with a commitment to sustainable development respecting the needs of the individual, the society and the environment.

Values

Service to Patients and Customers

A prime objective of Roche is to meet the patients' and customers' needs for high quality products and services. This implies identifying and solving their problems and anticipating their future needs by maintaining close contacts with them and listening to what they say. Our commitment includes full respect for patients' individual rights.

Respect for the Individual

We believe that the success of our company depends on the combined talents and performance of dedicated employees. For this reason, we want:

- to build respect for the individual into all our work by ensuring that all members of the organisation understand their responsibility to respect each other's rights and dignity;
- our people to develop their talents and make optimal use of their abilities and potential and to encourage information-sharing and open dialogue;
- to provide recognition based on performance and contribution to Roche's success;
- to promote diversity and equal opportunities;
- everyone in the organisation to work under optimal conditions of health and safety.

Commitment to Responsibility
We want to meet high standards of performance and corporate responsibility in all our activities and we apply our Corporate Principles in our dealings with business partners. We are committed to selecting, developing and promoting employees and managers with self-drive and empathy who:

- combine professional competence with a leadership style that motivates people to high performance;
- have an open mind and a sense of urgency, understand the needs of the company and have the courage to question conventional wisdom;
- have the flexibility required to broaden their experience;
- live these corporate principles in their decisions and actions.

Commitment to Performance
We aim to continuously create value for our stakeholders and to achieve sustainable, high profitability. We do this in order to maintain our commitment to research, to ensure our growth and independence, to provide employment opportunities, to cover risks and to pay an attractive return on invested capital.

Commitment to Society
We want to maintain high ethical and social standards in our business dealings, in our approach to medical science, in our efforts to protect the environment and ensure good citizenship. We will maintain these standards by adherence to local, national and international laws and co-operating with authorities and in proactively communicating with the public.
We support and respect the human rights within the sphere of our influence. We recognise the need to work in partnership with our stakeholders, regularly seeking their views and taking them into account.

Commitment to the Environment
As part of our commitment towards sustainable development we proactively seek to employ new, more sustainable technologies and processes and to minimise our impact on the environment.

Commitment to Innovation
Innovation across all aspects of our business is key to our success. Being active in high-technology fields, we must recognise new trends at a very early stage and be open to unconventional ideas. We see change as an opportunity and complacency as a threat. We therefore encourage everywhere in the company the curiosity needed to be open to the world and new ideas.

Continuous Improvement
We are committed to benchmarking our principles and achievements against the industry and best practice; this includes transparent reporting. We will continue to put in place directives and processes that enable us to implement each of our Corporate Principles.

Entry into Force
The Roche Corporate Principles of 1990 were reviewed, amended and adopted by the Corporate Executive Committee on January 14, 2003, and approved by the Board of Directors on February 24, 2003.

The amended Roche Corporate Principles enter into force on February 25, 2003.

Cautionary statement regarding forward-looking statements

This Sustainability Report contains certain forwardlooking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Sustainability Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

Published by	F. Hoffmann-La Roche Ltd Corporate Communications 4070 Basel, Switzerland © 2004
Media Office:	Corporate Communications 4070 Basel, Switzerland Tel. +41/(0)61 688 88 88 Fax +41/(0)61 688 27 75
Investor Relations:	4070 Basel, Switzerland Tel. +41/(0)61 688 88 80 Fax +41/(0)61 691 00 14
World Wide Web:	www.roche.com
To order publications:	Tel. +41/(0)61 688 83 39 Fax +41/(0)61 688 43 43 E-Mail: basel.webmaster@roche.com

Design:	Source Associates AG, Zürich
Editing:	advocacy ag, Basel
Photos:	Roche Corporate Photolibrary, Basel Patrick Loertscher, Heiden
Typesetting:	n c ag, Urdorf
Lithos:	Lithoteam AG, Allschwil-Basel
Printers:	Birkhäuser + GBC AG, Reinach-Basel

The Sustainability Report is published in German (original language) and English.
7 000 639

Roche

Roche in brief 2003



Key Figures

Key figures in millions of CHF

	Roche Group 2003	Roche Group 2002	Roche Group % change CHF	Roche Group % change Local currency	Continuing businesses[a] 2003	Continuing businesses[a] 2002	Continuing businesses[a] % change CHF	Continuing businesses[a] % change Local currency
Sales	31,220	29,453	+6	+13	28,960	26,066	+11	+19
EBITDA[b]	8,609	7,993	+8	+16	8,390	7,532	+11	+20
Operating profit before exceptional items	6,268	5,448	+15	+24	6,104	5,223	+17	+25
Operating profit	5,592	1,335	+319	+350	5,823	4,532	+28	+37
Net income	3,069	(4,026)	–		3,292	(1,052)	–	
Research and development	4,766	4,257	+12	+21	4,671	4,132	+13	+22
Additions to property, plant and equipment	2,265	2,044	+11	+17	2,093	1,746	+20	+28
Personnel								
Number of employees at 31 December	65,357	69,659	–6		65,357	62,398	+5	
Ratios								
EBITDA[b] as % of sales	27.6	27.1			29.0	28.9		
Operating profit before exceptional items as % of sales	20.1	18.5			21.1	20.0		
Operating profit as % of sales	17.9	4.5			20.1	17.4		
Net income as % of sales	9.8	–13.7			11.4	–4.0		
Research and development as % of sales	15.3	14.5			16.1	15.9		
Data on shares and non-voting equity securities in CHF								
Earnings per share and non-voting equity security (diluted)	3.61	(4.80)	–		3.87	(1.25)	–	
Dividends per share and non-voting equity security[c]	1.65	1.45	+14		–	–		

Sales by division[a]


Diagnostics 26%
Pharmaceuticals 74%

Sales by region[a]


Asia 18%
Latin America 6%
North America 35%
Europe 38%
Others 3%

Employees by division


Others 1%
Diagnostics 28%
Pharmaceuticals 71%

Employees by region


Asia 16%
Latin America 8%
North America 28%
Europe 45%
Others 3%

a) Continuing businesses include the core Pharmaceuticals and Diagnostics businesses, together with treasury and other corporate activities. The Vitamins and Fine Chemicals Division is reported as a discontinuing business.

b) EBITDA: Earnings before exceptional items and interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

c) Dividend 2003 as proposed by the Board of Directors.

Group Performance at a Glance

Sales by division in millions of CHF



Pharmaceuticals
Diagnostics
Vitamins and Fine Chemicals
30,000
25,000
20,000
15,000
10,000
5,000
0
Total 25,496
16,487
5,282
3,727
99
Total 27,543
17,686
6,252
3,605
00
Total 25,761
18,861
6,900
01
Total 26,066
18,872
7,194
02
Total 28,960
21,551
7,409
03

Non-voting equity security (*Genussschein*) price performance in CHF



Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)
200
160
120
80
40
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Group figures

Net income in millions of CHF



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
4,401
5,014
4,562
-1,052
3,292
99
00
01
02
03

Net income per share and non-voting equity security in CHF



8
7
6
5
4
3
2
1
0
-1
5.10
5.96
5.38
-1.25
3.87
99
00
01
02
03

EBITDA in millions of CHF



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,647
7,068
7,211
7,532
8,390
99
00
01
02
03

Operating profit in millions of CHF



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,094
4,301
4,438
5,223
6,104
99
00
01
02
03

1999–2001 figures on an adjusted basis; 2002 and 2003 figures for continuing businesses, operating profit before exceptional items; figures are not fully comparable due to Givaudan spin-off, Vitamins and Fine Chemicals demerger, Genentech transactions and accounting policy changes.

Pharmaceuticals

Pharmaceuticals Division in brief

	In millions of CHF	Change in CHF 02/03	Change in local currencies 02/03	As % of sales
Sales	21,551	14%	23%	100%
– Roche worldwide prescription group	19,781	14%	23%	92%
– Non-prescription medicines (OTC)	1,770	12%	17%	8%
EBITDA	6,542	13%	21%	30.4%
Operating profit*	4,965	20%	28%	23.0%
Research and development	3,946	14%	25%	18.3%
Employees	46,625	4%		

*Before exceptional items

Pharmaceuticals sales 1999–2003 in millions of CHF



21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
16,487
17,686
18,723
18,872
21,551
99[1)]
00[1)]
01[1)]
02
03

1) Gross sales, i.e. sales before deducting cash discounts.

Roche worldwide prescription group

Sales by region



Japan 16%
Others 8%
Latin America 7%
Europe 32%
North America 37%

Roche worldwide prescription group

Sales by therapeutic area



Central nervous system 6%
Metabolic disorders 8%
Dermatology 3%
Transplantation 8%
Infectious disease 8%
Cardiovascular disease 9%
Inflammatory diseases/ bone diseases 3%
Virology 10%
Others 5%
Anemia 9%
Oncology 31%

Top-selling products – Roche worldwide prescription group

Product	Indication	Sales 2003 in millions of CHF
MabThera/Rituxan[1]	non-Hodgkin's lymphoma	2,775
NeoRecormon, Epogin[2]	anemia	2,051
Rocephin	bacterial infections	1,375
CellCept	transplantation	1,335
Herceptin[1]	metastatic breast cancer	1,177
Pegasys + Copegus	hepatitis C	942
Xenical	weight loss, weight control	618
Roaccutane/Accutane	severe acne	515
Xeloda	colorectal or breast cancer	515
Nutropin[1], Protropin[1]	growth hormone deficiency	442
Kytril	nausea and vomiting induced by chemotherapy or radiation therapy or following surgery	437
Tamiflu	treatment and prevention of influenza A and B	431
Dilatrend	chronic heart failure, hypertension, coronary artery disease	392
Pulmozyme[1]	cystic fibrosis	328
Neutrogin[2]	neutropenia associated with chemotherapy	318
Cymevene, Valcyte	cytomegalovirus infection	281
Activase[1], TNKase[1]	myocardial infarction	278
Viracept	HIV infection	276
Madopar	Parkinson's disease	241
Lexotan	anxiety and tension states	214

1) Jointly marketed by Roche and Genentech.
2) Marketed by Chugai.

Major product approvals and launches in 2003[1)]

Product	Indication	Country
Bondronat	prevention of skeletal events in patients with breast cancer and bone metastases	EU
Bonviva/Boniva	treatment and prevention of post-menopausal osteoporosis	USA, Switzerland
Fuzeon	treatment of HIV	EU, USA, Switzerland
Invirase, Fortovase + ritonavir	ritonavir-boosted regimen for HIV/AIDS	USA
MabThera/Rituxan	aggressive non-Hodgkin's lymphoma	Japan
NeoRecormon	once every two weeks in renal anemia	EU
Pegasys	hepatitis C	Japan
Raptiva[2)]	psoriasis	USA
Renagel[3)]	hyperphosphatemia	Japan
Valcyte	prevention of cytomegalovirus infection in solid organ transplantation	EU
	prevention of cytomegalovirus infection in kidney, heart and kidney/pancreas transplantation	USA
Xeloda	breast cancer	Japan
Xenical	pediatric exclusivity	USA
Xolair[2)]	asthma	USA

1) Includes supplemental indications; updated to end of January 2004.
2) Genentech only.
3) Chugai only.

Enhanced pipeline in terms of quantity, quality and balance

Therapeutic area	Project/Product	Type (generic name)	Indication/Major line extension
Anemia	R744	next generation anemia treatment	renal anemia and cancer related anemia
	R1516[1]	anemia treatment	anemia
Inflammation/Bone	R1594[1)a)]	monoclonal antibody	inflammatory diseases
	R1541	integrin antagonist	inflammatory bowel disease
	R1626	kinase inhibitor	rheumatoid arthritis
	R1503	kinase inhibitor	rheumatoid arthritis
	R1295	integrin antagonist	rheumatoid arthritis
	R484[3] Bonviva/Boniva	bisphosphonate (ibandronat)	treatment and prevention of osteopororis, 2.5 mg daily
			treatment and prevention of osteoporosis, monthly oral and intermitten Iv
	MabThera/Rituxan[4]	monoclonal antibody (rituximab)	rheumatoid arthritis
	R1569[5] MRA	monoclonal antibody	rheumatoid arthritis
Metabolism	R1498	nuclear receptor modulator	type II diabetes
	R1496	GPCR modulator	obesity
	R1499	enzyme inhibitor	type II diabetes
	R1440	enzyme modulator	type II diabetes
	R1438	enzyme inhibitor	type II diabetes
	R1439	nuclear receptor modulator	type II diabetes
	R483	insulin sensitizer	type II diabetes (development in Japan)[b]
	Xenical	lipase inhibitor (orlistat)	label amendments
Nervous System	R1485	GPCR modulator	Alzheimer's disease
	R1497	GPCR modulator	depression
	R1577	enzyme inhibitor	Alzheimer's disease
	R1500	enzyme inhibitor	Alzheimer's disease
	R1533[6]	enzyme inhibitor	Alzheimer's disease
	R1204	GPCR modulator	depression and anxiety
	R673	GPCR modulator	depression and anxiety
Oncology	R1630	enzyme inhibitor	solid tumours
	R1594[1)a)]	monoclonal antibody	oncology (hematological tumors)
	R1549[7]	monoclonal antibody (pemtumomab)	ovarian cancer
	R1550[7]	monoclonal antibody	breast cancer
	R1492[8]	enzyme inhibitor (epothilone D)	solid tumours
	R1454	enzyme inhibitor	solid tumours
	R547	enzyme inhibitor	solid tumours
	R1273[2] Omnitarg	monoclonal antibody (pertuzumab)	solid tumours
	R1536[9]	enzyme inhibitor (diflomotecan)	solid tumours
	R1559[9] BN80927	enzyme inhibitor	solid tumours
	R1415[10] Tarceva	kinase inhibitor (erlotinib)	solid tumours
	Herceptin[2]	monoclonal antibody (trastuzumab)	joint development activities: adjuvant treatment of breast cancer
	MabThera/Rituxan[4]	monoclonal antibody (rituximab)	chronic lymphocytic leukemia, indolent NHL (1st line)
	Xeloda	(capecitabine)	adjuvant and metastatic combination treatment of colon cancer, adjuvant breast cancer
	Avastin[2] R435	anti-VEGF antibody (bevacizumab)	1st line metastatic colorectal cancer and other solid tumors in combination with chemotherapy
Respiratory	R448	enzyme inhibitor	chronic obstructive pulmonary disease
	R411	integrin antagonist	asthma
	R667	nuclear receptor agonist	emphysema
Transplant	R1524[11]	calcineurin inhibitor	acute renal transplant rejection
Urology	R1484	GPCR modulator	stress urinary incontinence
	R673	GPCR agonist	male erectile dysfunction
	R450	GPCR modulator	stress and mixed urinary incontinence
Virology	R1479	polymerase inhibitor	hepatitis C
	Invirase	protease inhibitor (saquinavir)	new 500 mg tablet
	Pegasys	pegylated interferon (peginterferon alfa-2a)	chronic hepatitis B
	Viracept[12]	protease inhibitor (nelfinavir mesylate)	HIV disease, new formulation
Infectious diseases	R1558[13]	antibiotic	bacterial infection
Participation through Genentech[c]			
	Raptiva (formerly Xanelim)	anti-CD11a antibody (efalizumab)	psoriatic-arthritis
	Lucentis RHU Fab (formerly AMD Fab)	monoclonal antibody fragment	age-related macular degeneration
Participation through Chugai[c]			
	AHM	monocolonal antibody	multiple myeloma
	CHS13340	recombinant parathyroid hormone	osteoporosis
	CHC12103	polyglutamateTXL	breast cancer
	CAL	monocolonal antibody	bone metastases
	ED-71	vitamin D derivative	osteoporosis
	BO-653	anti-oxidant	coronary heart disease
	GM-611	motilin agonist	gastroparesis
	VAL	liver regerator	post hepatectomy
	Antevas		subarachnoid haemorrhage
	Femara[14]	(letrozole)	breast cancer in postmenopausal women
	Evista[15]	(raloxifene HCL)	osteoporosis in postmenopausal women
Opt-in Opportunities[d]			
Genentech	TF Fab	monoclonal antibody fragments	acute coronary syndrome
	MLN-02 antibody (formally LDP-02)	monoclonal antibody	inflammatory bowel disease
	VEGF	vascular endothelial growth factor	wound healing
Basilea	antifungal (BAL8557)	antifungal	fungal infection
	antibiotic (BAL5788)	antibiotic	bacterial infection
Medivir	R1495	non-nucleoside reverse transcriptase inhibitor	HIV disease
Ipsen	R1583 (BIM 51077)		type II diabetes
Antisoma	DMXAA	vascular targetting agent	solid tumours

External partners
1) Gryphon Sciences
2) Genentech
3) GlaxoSmithKline
4) Genentech/IDEC
5) Chugai
6) Memory Pharmaceuticals
7) Antisoma
8) Kosan Biosciences
9) Ipsen
10) Genentech/OSI
11) Isotechnika
12) Auguron/Pfizer
13) Sankyo
14) Novartis
15) Eli Lilly

a) R1594 is listed under Inflammatory diseases/ bone diseases and under Oncology.
b) For competitive reasons, some projects may not have been identified.
c) Full consolidation.
d) Roche retains the right to license the product.

Blue type represents new molecular entities (NMEs). Current as of 31 December 2003.

There are currently 61 NMEs in the Pharmaceuticals Division's development pipeline. Of these, 15 ar[e] in early-stage development (phase 0), 22 have entered phase I clinical testing, 19 are in phase II, and 5 in phase III.

Phase 0: Transition from preclinical to clinical development
Phase I: Initial studies in healthy volunteers and possibly in patients
Phase II: Efficacy, tolerability and dose-finding studies in patients
Phase III: Large-scale studies in patients for statistical confirmation of safety and efficacy

125 research projects in major therapeutic areas (31 December 2003)



Metabolic disorders 23
Virology 7
Vascular diseases 10
Urogenital diseases 7
Inflammatory diseases 18
Central nervous system 31
Oncology 29

Consumer self-medication

Sales by therapeutic area



Skin and hair care 18%
Others 6%
Gastrointestinal products 10%
Vitamins 40%
Analgesics 26%

Leading OTC brands

Product	Uses	Sales 2003 in millions of CHF
Aleve, Naproxen	analgesic	264
Supradyn	multivitamin	161
Bepanthen	skin care	158
Rennie	antacid	119
Redoxon	vitamin C	101

Diagnostics

Diagnostics Division in brief

	In millions of CHF	Change in CHF 02/03	Change in local currencies 02/03	As % of sales
Sales	7,409	3%	8%	100%
– Diabetes Care	2,695	9%	15%	36%
– Near Patient Testing	548	–7%	–2%	7%
– Centralized Diagnostics	2,634	2%	6%	36%
– Molecular Diagnostics	1,024	5%	13%	14%
– Applied Science	508	–11%	–6%	7%
EBITDA	2,111	6%	12%	28.5%
Operating profit*	1,405	6%	13%	19.0%
Research and development	724	7%	11%	9.8%
Employees	18,302	7%		

*Before exceptional items

Diagnostics sales 1999–2003 in millions of CHF



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,282
6,252
6,900
7,194
7,409
99[1)]
00[1)]
01[1)]
02
03

1) Gross sales, i.e. sales before deducting cash discounts.



Asia–Pacific 6%
Japan 5%
Others 2%
Europe 46%
North America 33%
Iberia/Latin America 8%

Sales by region

Top-selling products lines

Product	Business area	Sales 2003 in millions of CHF
Accu-Chek, Glucotrend	Diabetes Care	2,480
Cobas Integra[1]		
Roche Hitachi[1]	Centralized Diagnostics	1,069
Elecsys	Centralized Diagnostics	734
Amplicor tests,		
Cobas Amplicor	Molecular Diagnostics	658
Cobas AmpliScreen	Molecular Diagnostics	214
CoaguChek	Near Patient Testing	142

1) Excluding HIA (homogeneous immunoassays).

Sales by business area


Near Patient Testing 7%
Applied Science 7%
Molecular Diagnostics 14%
Diabetes Care 36%
Centralized Diagnostics 36%

11

Major approvals and product launches in 2003

Business area	Product
Diabetes Care	Test strip for Accu-Chek Compact blood glucose meter
	Accu-Chek Advantage/Sensor blood glucose meter (new version)
	Accu-Chek Go blood glucose monitoring system
	Accu-Chek Active blood glucose meter (new version)
Near Patient Testing	OMNI S multifunctional blood gas analyser
	Diavant internet-based service
	Urisys 1100 urinalysis system
	DataCare POC 2.2, centralised data and instrument management software
	OMNILink 3.2, blood gas analyser management software
Centralized Diagnostics	Elecsys SHBG hormone assay
	Therapeutic drug monitoring tests (amikacin, lidocain, quinidine)
	Elecsys proBNP assay for heart disease (new indications)
Molecular Diagnostics	AmpliChip CYP450 microarray for drug metabolism (research use)
	Cobas TaqMan 48 real-time PCR analyser
	Amplicor HPV (human papilloma virus) test reagent
	LightCycler Factor II and Factor V tests, for thrombosis risk assessment (clinical use)
	LightCycler SARS assay (research use)
	TaqScreen West Nile virus test (clinical trials)
Applied Science	LightCycler 2.0 DNA amplification system
	MagNA Pure Compact nucleic acid purification system
	LightTyper instrument for SNP analysis
	Prionics Check LIA test for BSE ('mad-cow disease')

Key product launches scheduled in 2004

Business area	Product
Diabetes Care	Safe T-Pro Plus lancing systems Accu-Chek SoftClix lancing system Accu-Chek Pocket Compass 2.0/2.1 diabetes management software mini-TRON, insulin pumps (new generation)
Near Patient Testing	CoaguChek PT.s test strip for coagulation testing DataCare Web point-of-care data management software
Centralized Diagnostics	Elecsys P1NP bone formation marker, for treatment monitoring in osteoporosis Elecsys S100, for treatment monitoring in skin cancer STA CephaScreen coagulation test HIV Combi, combined HIV antigen and antibody assay Urisys 1800, urinalysis system
Molecular Diagnostics	AmpliChip CYP450 microarray for drug metabolism (clinical use) LinearArray HCV, test for hepatitis C virus genotyping LinearArray HPV, test for human papilloma virus (clinical use) Integrated COBAS AmpliPrep + COBAS TaqMan systems for sample preparation and DNA/RNA analysis LightCycler L220 instrument, for DNA/RNA analysis (clinical diagnostic version) LightCycler HSV I&II, test for herpes simplex virus (clinical use)
Applied Science	Multiple reagents for use in genomics research LightTyper SW 2.0 system for SNP analysis MagNA Pure LC 2.0 system for nucleic acid purification and isolation

Roche – a Global Market Presence

Country	Sales	Manufacturing	Research and development	Services, financing	Toll manufacturing by third parties
Switzerland	●	●	●	●	
Argentina	●	●			
Australia	●	●			
Austria	●	●			●
Bangladesh	●	●			
Belgium	●				
Bermuda	●			●	
Brazil	●	●			
Canada	●				
Chile	●				
China	●	●		●	
Colombia	●				
Costa Rica	●				
Czech Republic	●				
Denmark	●				
Dominican Republic	●				
Ecuador	●				●
Egypt	●				
El Salvador	●				
Finland	●				
France	●	●		●	
Germany	●	●	●	●	●
Great Britain	●				
Greece	●				
Guatemala	●				
Guernsey				●	
Honduras	●				
Hungary	●				
India	●			●	
Indonesia	●	●			
Ireland	●	●			
Italy	●	●			
Japan	●	●	●		
Luxembourg				●	
Malaysia	●				
Mexico	●	●		●	
Morocco	●	●			
The Netherlands	●			●	
New Zealand	●				
Nicaragua	●				
Norway	●				
Pakistan	●	●			
Panama	●			●	
Peru	●				●
Philippines	●				●
Poland	●				
Portugal	●				●
Puerto Rico	●				●
Russia	●				
Singapore	●			●	●
South Africa	●	●			
South Korea	●	●			
Spain	●	●			
Sweden	●				
Taiwan	●				●
Thailand	●				●
Turkey	●	●			
Uruguay	●	●		●	
USA	●	●	●	●	
Venezuela	●				

- Sales
- Manufacturing
- Research and development
- Services, financing
- Toll manufacturing by third parties

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The pocket guide is published in German (original language) and English.

The pocket guide is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Corporate AG, Zurich
Source Associates AG, Zurich
Photos: Mike Frei, Zurich
Roche Corporate Photolibrary, Basel
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Birkhäuser+GBC AG, Reinach-Basel

Cover:
Urogenital diseases – Urea/NaCl/albumin crystal.
Polarising microscopy

15

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